UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 2)

(Mark One)

[X] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[   ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended _________________________________________________________

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______ to ______

OR

[   ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number

TRILLIUM THERAPEUTICS INC.
(Exact Name of Registrant as Specified in Its Charter)

Province of Ontario, Canada |
(Jurisdiction of Incorporation or Organization)

96 Skyway Avenue, Toronto, Ontario M9W 4Y9, Canada
(Address of Principal Executive Offices)

     James Parsons
Chief Financial Officer
96 Skyway Avenue
Toronto, Ontario, Canada M9W 4Y9
Telephone: (416) 595-0627
Email: james@trilliumtherapeutics.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, no par value	NASDAQ Stock Market LLC
Rights to Purchase Common Shares	NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common shares as of the close of the period covered by the annual report. Not Applicable.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes [   ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [   ] No [X]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes [   ] No [   ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued	Other [ ]
by the International Accounting Standards Board [X]

If “Other” has been checked in response to previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 [   ] Item 18 [   ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes [   ] No [   ]

INTRODUCTION

All references in this Form 20-F to “the Company”, “Trillium”, “we”, “us”, or “our” refer to Trillium Therapeutics Inc. and the subsidiaries through which it conducts its business, unless otherwise indicated.

Emerging Growth Company Status

We are an “emerging growth company” under the U.S. Jumpstart Our Business Startups Act, enacted on April 5, 2012 (the “JOBS Act”) and applicable U.S. Securities and Exchange Commission (“SEC”) rules and will be eligible for reduced public company disclosure requirements. See “Item 4. Information on the Company.”

CURRENCY TRANSLATION

Unless otherwise indicated, all references to “dollars” or the use of the symbol “$” are to Canadian dollars, and all references to “U.S. dollars” or “US$” are to United States dollars. See “Exchange Rate Data” under Item 1 for relevant information about the rates of exchange between Canadian dollars and United States dollars.

FORWARD-LOOKING STATEMENTS

This registration statement contains forward-looking statements within the meaning of applicable securities laws. All statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate”, “believe”, “expect”, “estimate”, “may”, “will”, “could”, “leading”, “intend”, “contemplate”, “shall” and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements in this registration statement include, but are not limited to, statements with respect to:

•	our expected future loss and accumulated deficit levels;
•	our projected financial position and estimated cash burn rate;
•	our expectations about the timing of achieving milestones and the cost of our development programs;
•

our observations and expectations regarding the binding profile of SIRPaFc with red blood cells compared to anti-CD47 monoclonal antibodies and proprietary CD47-blocking agents and the potential benefits to patients;

•	our requirements for, and the ability to obtain, future funding on favorable terms or at all;
•

our projections for the SIRPaFc development plan and progress of each of our products and technologies, particularly with respect to the timely and successful completion of studies and trials and availability of results from such studies and trials;

•	our expectations about our products’ safety and efficacy;
•	our expectations regarding our ability to arrange for the manufacturing of our products and technologies;
•	our expectations regarding the progress, and the successful and timely completion, of the various stages of the regulatory clearance process;
•	our ability to secure strategic partnerships with larger pharmaceutical and biotechnology companies;
•	our strategy to acquire and develop new products and technologies and to enhance the capabilities of existing products and technologies;
•	our plans to market, sell and distribute our products and technologies;
•	our expectations regarding the acceptance of our products and technologies by the market;
•	our ability to retain and access competent staff, management, and expert advisers;
•

our expectations with respect to existing and future corporate alliances and licensing transactions with third parties, and the receipt and timing of any payments to be made by us or to us in respect of such arrangements; and

•	our strategy with respect to the protection of our intellectual property.

All forward-looking statements are based on our beliefs and assumptions based on information available at the time the assumption was made. These forward-looking statements are not based on historical facts but rather on management’s expectations regarding future activities, results of operations, performance, future capital and other expenditures (including the amount, nature and sources of funding thereof), competitive advantages, business prospects and opportunities. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections or other forward-looking statements will not occur. Factors which could cause future outcomes to differ materially from those set forth in the forward-looking statements include, but are not limited to:

•	the effect of continuing operating losses on our ability to obtain, on satisfactory terms, or at all, the capital required to maintain us as a going concern;
•	the ability to obtain sufficient and suitable financing to support operations, preclinical development, clinical trials, and commercialization of products;
•	the risks associated with the development of novel compounds at early stages of development in our intellectual property portfolio;
•	the risks of reliance on third-parties for the planning, conduct and monitoring of clinical trials and for the manufacture of drug product;
•	the risks associated with the development of our product candidates including the demonstration of efficacy and safety;
•	the risks related to clinical trials including potential delays, cost overruns and the failure to demonstrate efficacy and safety;
•	the risks of delays and inability to complete clinical trials due to difficulties enrolling patients;
•	risks associated with our inability to successfully develop companion diagnostics for our development candidates;
•	delays or negative outcomes from the regulatory approval process;
•	our ability to successfully compete in our targeted markets;
•	our ability to attract and retain key personnel, collaborators and advisors;
•	risks relating to the increase in operating costs from expanding existing programs, acquisition of additional development programs and increased staff;
•	risk of negative results of clinical trials or adverse safety events by us or others related to our product candidates;
•	the potential for product liability claims;
•	our ability to achieve our forecasted milestones and timelines on schedule;
•	financial risks related to the fluctuation of foreign currency rates and expenses denominated in foreign currencies;
•	our ability to adequately protect proprietary information and technology from competitors;
•	risks related to changes in patent laws and their interpretations;
•	our ability to source and maintain licenses from third-party owners;
•	the risk of patent-related litigation and the ability to protect trade secrets; and
•	the risk of reduced liquidity and market value decline resulting from a potential share consolidation,

all as further and more fully described under the heading “Item 3.D. Risk Factors”.

Although the forward looking statements contained in this registration statement are based upon what our management believes to be reasonable assumptions, we cannot assure readers that actual results will be consistent with these forward looking statements. We undertake no obligation to update any forward looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events, except as may be required by securities legislation.

Any forward-looking statements represent our estimates only as of the date of this registration statement and should not be relied upon as representing our estimates as of any subsequent date.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management.

The name, office and function of our directors and senior management are set forth in the following table.

Name and Office	Function
Calvin Stiller Director, Chair of the Board	As an independent director, Dr. Stiller supervises our management and helps to ensure compliance with our corporate governance policies and standards.
Luke Beshar Director	As an independent director, Mr. Beshar supervises our management and helps to ensure compliance with our corporate governance policies and standards.
Henry Friesen Director	As an independent director, Dr. Friesen supervises our management and helps to ensure compliance with our corporate governance policies and standards.
Robert Kirkman Director	As an independent director, Dr. Kirkman supervises our management and helps to ensure compliance with our corporate governance policies and standards.
Michael Moore Director	As an independent director, Dr. Moore supervises our management and helps to ensure compliance with our corporate governance policies and standards.
Thomas Reynolds Director	As an independent director, Dr. Reynolds supervises our management and helps to ensure compliance with our corporate governance policies and standards.
Niclas Stiernholm President & Chief Executive Officer, Director

As President & Chief Executive Officer, Dr. Stiernholm is responsible for overseeing our strategic direction, executing business development plans and ensuring that our scientific programs remain funded and advance on schedule. As a director, Dr. Stiernholm participates in management oversight and helps to ensure compliance with our corporate governance policies and standards.

Robert Uger Chief Scientific Officer

As Chief Scientific Officer, Dr. Uger is responsible for developing and implementing our scientific direction, and oversees both internal product development and external research and development programs.

James Parsons Chief Financial Officer	As Chief Financial Officer, Mr. Parsons is responsible for financial and risk management, investor relations, corporate governance and administration.
Penka Petrova Vice President, Drug Development

As Vice President, Drug Development, Dr. Petrova is responsible for managing our formal drug development efforts, including all outsourced activities to contract manufacturers and contract research organizations.

The business address for our directors and senior management is Trillium Therapeutics Inc., 96 Skyway Avenue, Toronto, Ontario, Canada, M9W 4Y9.

B. Advisers.

Our legal advisers are Borden Ladner Gervais LLP with a business address at Scotia Plaza, 40 King Street West, Toronto, Ontario, Canada, M5H 3Y4 and Dorsey & Whitney LLP with a business address at Suite 1605 – 777 Dunsmuir Street, Vancouver, British Columbia, Canada V7Y 1K4.

C. Auditors.

Our auditors Ernst & Young LLP are independent registered chartered accountants. The address for Ernst & Young LLP is Ernst & Young Tower, 222 Bay Street, Toronto, Ontario, Canada, M5K 1J7. Ernst & Young LLP have been our auditors since our inception on March 31, 2004.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3.	KEY INFORMATION

A. Selected Financial Data

The following tables summarize selected financial data as at and for the nine months ended September 30, 2014 and 2013, and for the fiscal years ended December 31, 2013, 2012, 2011, and 2010 prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The financial information in the tables below as at December 31, 2013, 2012 and 2011 and for the years then ended has been derived from our audited consolidated financial statements and related notes included in this Form 20-F. The financial information in the tables below as at December 31, 2010 and for the year then ended has been derived from our audited consolidated financial statements and related notes for that year. The financial information in the tables below as at September 30, 2014 and for the nine months ended September 30, 2014 and 2013 has been derived from our unaudited interim condensed consolidated financial statements included in this Form 20-F.

The selected financial data below should be read in conjunction with the financial statements included in this registration statement beginning on page F-1 and with the information appearing in “Item 5. Operating and Financial Review and Prospects”. Our historical results do not necessarily indicate results expected for any future period.

Consolidated statement of loss and comprehensive loss data	Nine months ended September 30, 2014	Nine months ended September 30, 2013	Year ended December 31, 2013	Year ended December 31, 2012	Year ended December 31, 2011	Year ended December 31, 2010
Net sales	-	-	-	-	-	-
Net loss and comprehensive loss	$8,666,958	$3,007,085	$4,289,308	$1,061,502	$3,173,947	$4,305,867
Loss from continuing operations per share(1)	$2.08	$2.59	$3.16	$1.71	$5.22	$8.24
Net loss per common share(1)	$2.08	$2.59	$3.16	$1.71	$5.22	$8.24
Fully diluted net loss per common share(1)	$2.08	$2.59	$3.16	$1.71	$5.22	$8.24

Consolidated statement of financial position data	As at September 30, 2014	As at December 31, 2013	As at December 31, 2012	As at December 31, 2011	As at December 31, 2010
Total assets	$30,187,049	$35,087,386	$1,567,728	$2,763,580	$3,904,256
Net assets	$28,200,373	$33,908,447	$1,382,470	$2,409,466	$3,568,240
Capital stock - common	$48,807,033	$47,191,303	$31,388,959	$31,388,959	$30,212,225
Number of common shares outstanding(2)	4,266,584	4,058,413	622,065	622,065	561,125
Capital stock - preferred	$10,774,910	$11,292,525	-	-	-
Number of preferred shares outstanding(3)	74,324,689	77,895,165	-	-	-
Dividends declared per share	-	-	-	-	-

Notes:

(1)	The per share figures have been restated to reflect a share consolidation ratio of 1 post-consolidated common share for each 30 pre-consolidation common shares on November 14, 2014.

(2)	The number of common shares has been restated to reflect a share consolidation ratio of 1 post-consolidated common share for each 30 pre-consolidation common shares on November 14, 2014.

(3)	Each preferred share is convertible into one-thirtieth (1/30th) of a common share.

Exchange Rate Data

The following table sets forth, for each period indicated, the high, low and average exchange rates for Canadian dollars expressed in United States dollars, provided by the Bank of Canada. The exchange rates set forth below demonstrate trends in exchange rates, but the actual exchange rates used throughout this registration statement may vary. The average exchange rate is calculated by using the average of the closing prices on the last day of each month during the relevant period. On November 21, 2014, the noon exchange rate for 1 Canadian dollar expressed in United States dollars as reported by the Bank of Canada, was Cdn$1.00 = US$0.8898.

$1 Canadian dollar equivalent in U.S. dollars	High(1)	Low(1)	Average
Year ended December 31, 2009	0.9755	0.7653	0.8798
Year ended December 31, 2010	1.0069	0.9218	0.9657
Year ended December 31, 2011	1.0630	0.9383	1.0217
Year ended December 31, 2012	1.0371	0.9576	1.0010
Year ended December 31, 2013	1.0188	0.9314	0.9662
Nine months ended September 30, 2014	0.9444	0.8866	0.9117
May 2014	0.9247	0.9085
June 2014	0.9393	0.9122
July 2014	0.9416	0. 9149
August 2014	0.9251	0.9103
September 2014	0.9241	0.8913
October 2014	0.9017	0.8783

Notes:

(1)	The high and low exchange rates are intra-day values rather than noon or closing rates.

B. Capitalization and Indebtedness

The table below sets forth our total indebtedness and shows our capitalization as at September 30, 2014. You should read this table in conjunction with our consolidated financial statements included in this Form 20-F, together with the accompanying notes and the other information appearing under the heading “Item 5. Operating and Financial Review and Prospects”. We consolidated our common shares in a ratio of 1 post-consolidated common share for each 30 pre-consolidation common shares on November 14, 2014. The consolidation resulted in the following changes to our equity:

1.	the number of common shares decreased by a factor of 30;

2.	the number of Series I First Preferred Shares was unchanged but the conversion ratio changed such that each preference share is convertible into 1/30th of a common share;

3.	the number of deferred share units (“DSUs”) decreased by a factor of 30;

4.	the number of warrants was unchanged but the conversion ratio changed such that 30 warrants are needed to purchase one common share and the exercise price increased by a factor of 30; and

5.	the number of stock options decreased by a factor of 30 and the exercise price increased by a factor of 30.

All references in this registration statement to the number of common shares, stock options and DSUs, the conversion ratio of Series I First Preference shares and warrants, and the market price of our common shares prior to November 14, 2014 are presented on a pre-consolidated basis, and after November 13, 2014 on a post-consolidation basis, unless otherwise noted.

As at September 30, 2014
Liabilities
Accounts payable and accrued liabilities	$1,358,761
Other current liabilities(1)	$263,860
Total current liabilities	$1,622,621

Loan payable(2)	$297,185
Long-term liability(3)	$66,870
Total non-current liabilities	$364,055

Equity
Common shares(4)	$48,807,033
Preferred shares(4)	$10,774,910
Warrants(4)	$9,283,332
Contributed surplus(5)(6)	$5,676,272
Deficit	$(46,341,174)

Total equity	$28,200,373

Notes:

(1)	The current portions of the Loan payable and Long-term liability are included in Other current liabilities.

(2)

We are indebted under a contribution agreement with the Federal Economic Development Agency for Southern Ontario (“FedDev”). The period of contribution ended on December 31, 2013. As at September 30, 2014, we have repayable contributions of $575,139 representing the outstanding principal balance, repayable in equal monthly installments for 60 months beginning on December 1, 2014. The loan payable bears no interest. On acquisition of the private company Trillium Therapeutics Inc. (“Trillium Privateco”) in April 2013, the fair value of the loan payable was determined by discounting the loan payable using an estimated market interest rate of 15%. Interest expense accretes on the discounted loan amount until it reaches its face value at maturity.

(3)

We have a long-term liability of $66,870 related to certain discontinued technologies. This liability has been discounted using an estimated market interest rate of 15% and interest expense is accreting.

(4)	As at September 30, 2014, 127,997,507common shares, 74,324,689 Series I First Preferred shares, and 138,724,781 common share purchase warrants were outstanding.

(5)	As at September 30, 2014, there were 17,724,275 stock options outstanding. Share-based compensation expense recognized as stock options vest is recorded in contributed surplus.

(6)	As at September 30, 2014, there were 863,310 deferred share units (“DSUs”) issued. Share-based compensation expense recorded on the issuance of DSUs is recorded in contributed surplus.

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

An investment in our common shares involves a high degree of risk and should be considered speculative. An investment in our common shares should only be undertaken by those persons who can afford the total loss of their investment. You should carefully consider the risks and uncertainties described below, as well as other information contained in this Form 20-F. The risks and uncertainties below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we believe to be immaterial may also adversely affect our business. If any of the following risks occur, our business, financial condition and results of operations could be seriously harmed and you could lose all or part of your investment. Further, if we fail to meet the expectations of the public market in any given period, the market price of our common shares could decline. We operate in a highly competitive environment that involves significant risks and uncertainties, some of which are outside of our control.

Risks Related to our Business and our Industry

We expect to incur future losses and we may never become profitable.

We have incurred losses of $4.3 million, $1.1 million and $3.2 million during 2013, 2012 and 2011, respectively, and expect to incur an operating loss in 2014. We have an accumulated deficit since inception through September 30, 2014 of over $46 million. We believe that operating losses will continue in and beyond 2014 because we are planning to incur significant costs associated with the preclinical and clinical development of SIRPaFc. Our net losses have had and will continue to have an adverse effect on, among other things, our shareholders' equity, total assets and working capital. We expect that losses will fluctuate from quarter to quarter and year to year, and that such fluctuations may be substantial. We cannot predict when we will become profitable, if at all.

We currently have no product revenue and will not be able to maintain our operations and research and development without additional funding.

To date, we have generated no product revenue and cannot predict when and if we will generate product revenue. Our ability to generate product revenue and ultimately become profitable depends upon our ability, alone or with partners, to successfully commercialize products, including any of our current product candidates, or other product candidates that we may develop, in-license or acquire in the future. We do not anticipate generating revenue from the sale of products for the foreseeable future. We expect our research and development expenses to increase substantially in connection with our ongoing activities, particularly as we advance our product candidates into clinical trials. We will also require significant additional funds if we expand the scope of our current clinical plans for the SIRPaFc program or if we were to acquire any new assets and advance those towards clinical testing.

We will require additional capital to finance our operations, which may not be available to us on acceptable terms, or at all. As a result, we may not complete the development and commercialization of our product candidates or develop new product candidates.

As a research and development company, our operations have consumed substantial amounts of cash since inception. We expect to spend substantial funds to continue the research, development and testing of our products that are in the preclinical and clinical testing stages of development, and to prepare to commercialize products in anticipation of U.S. Food and Drug Administration (“FDA”) approval in the U.S. and similar approvals in other jurisdictions. Therefore, for the foreseeable future, we will have to fund all of our operations and development expenditures from cash on hand, equity or debt financings, through collaborations with other biotechnology or pharmaceutical companies or through financings from other sources. As at September 30, 2014, we had cash and marketable securities of $28,259,868 representing approximately 25 months of operations. Additional financing will be required to meet our long term liquidity needs. If we do not succeed in raising additional funds on acceptable terms, we might not be able to complete planned preclinical and clinical trials or obtain approval of any product candidates from the FDA and other regulatory authorities. It is possible that future financing will not be available or, if available, may not be on favorable terms. The availability of financing will be affected by the achievement of our corporate goals, the results of scientific and clinical research, the ability to obtain regulatory approvals, the state of the capital markets generally and with particular reference to drug development companies, the status of strategic alliance agreements and other relevant commercial considerations. If adequate funding is not available, we may be required to delay, reduce or eliminate one or more of our product development programs, or obtain funds through corporate partners or others who may require us to relinquish significant rights to product candidates or obtain funds on less favorable terms than we would otherwise accept. To the extent that external sources of capital become limited or unavailable or available on onerous terms, our intangible assets and our ability to continue our clinical development plans may become impaired, and our assets, liabilities, business, financial condition and results of operations may be materially or adversely affected.

Our prospects depend on the success of our product candidates which are at early stages of development, and we may not generate revenue for several years, if at all, from these products.

Given the early stage of our product development, we can make no assurance that our research and development programs related to SIRPaFc, CD200 or others will gain regulatory approval or result in commercially viable products. To achieve profitable operations, we, alone or with others, must successfully develop, gain regulatory approval and market our future products. We currently have no products that have been approved by the FDA, Health Canada (“HC”) or any similar regulatory authority. To obtain regulatory approvals for our product candidates being developed and to achieve commercial success, clinical trials must demonstrate that the product candidates are safe for human use and that they demonstrate efficacy. While SIRPaFc has entered formal Investigational New Drug (“IND”) enabling studies, we have not yet completed manufacturing, initiated formal toxicology studies, a phase I clinical study or subsequent required clinical trials. Our CD200 program is ready to enter formal IND-enabling preclinical studies, but we have yet to initiate these and under current circumstances are not contemplating doing so without a development partner to share in the cost and responsibility of the program.

Many product candidates never reach the stage of clinical testing and even those that do have only a small chance of successfully completing clinical development and gaining regulatory approval. Product candidates may fail for a number of reasons, including being unsafe for human use or due to the failure to provide therapeutic benefits equal to or better than the standard of treatment at the time of testing. Unsatisfactory results obtained from a particular study relating to a research and development program may cause us or our collaborators to abandon commitments to that program. Positive results of early preclinical research may not be indicative of the results that will be obtained in later stages of preclinical or clinical research. We can make no assurance that any future studies, if undertaken, will yield favorable results.

The early stage of our product development makes it particularly uncertain whether any of our product development efforts will prove to be effective, meet applicable regulatory standards, receive the requisite regulatory approvals, be capable of being manufactured at a reasonable cost or successfully marketed. If successful in developing our current and future product candidates into approved products, we will still experience many potential obstacles such as the need to develop or obtain manufacturing, marketing and distribution capabilities. If we are unable to successfully commercialize any of our products, our financial condition and results of operations may be materially and adversely affected.

We rely on third parties to plan, conduct and monitor our preclinical and clinical studies, and their failure to perform as required would interfere with our product development.

We rely on third parties to conduct a significant portion of our preclinical and clinical development activities. Preclinical activities include in vivo studies providing access to specific disease models, pharmacology and toxicology studies, and assay development. Clinical development activities include trial design, regulatory submissions, clinical patient recruitment, clinical trial monitoring, clinical data management and analysis, safety monitoring and project management. If there is any dispute or disruption in our relationship with third parties, or if they are unable to provide quality services in a timely manner and at a feasible cost, our active development programs will face delays. Further, if any of these third parties fails to perform as we expect or if their work fails to meet regulatory standards, our testing could be delayed, cancelled or rendered ineffective.

We rely on contract manufacturers over whom we have limited control. If we are subject to quality, cost or delivery issues with the preclinical and clinical grade materials supplied by contract manufacturers, our business operations could suffer significant harm.

We have limited manufacturing experience and rely on contract manufacturing organizations (“CMOs”), to manufacture our product candidates for larger preclinical and clinical studies. We produce small quantities of our product candidates at bench scale in our laboratory facilities for use in smaller studies. We rely on CMOs for manufacturing, filling, packaging, storage and shipping of drug product in compliance with current Good Manufacturing Practice (“cGMP”) regulations applicable to our products. The FDA ensures the quality of drug products by carefully monitoring drug manufacturers' compliance with cGMP regulations. The CGMP regulations for drugs contain minimum requirements for the methods, facilities and controls used in manufacturing, processing and packing of a drug product.

We have contracted with Catalent Pharma Solutions (“Catalent”) for the manufacture of the SIRPaFc protein needed for our pre-IND toxicology and pharmacology studies and to supply drug for our phase I clinical trial. The manufacture of recombinant proteins uses well established processes including a protein expression system. Catalent is producing SIRPaFc using their proprietary GPEx® expression system which, according to Catalent, has been used to produce more than 100 product candidates for phase I and II clinical trials. According to Catalent, there are three commercial products manufactured using this expression system, although none in North America. We believe that Catalent has the capacity, the systems and the experience to supply SIRPaFc for our planned phase I clinical trial and they may be considered for manufacturing for later clinical trials. Since the Catalent manufacturing facility where SIRPaFc is being produced was only recently established it has not been inspected by the FDA. Any manufacturing failures or delays or compliance issues could cause delays in the completion of our preclinical studies of SIRPaFc, and delays in the submission or approval of our IND and the initiation of our phase I trial.

There can be no assurances that CMOs will be able to meet our timetable and requirements. We have not contracted with alternate suppliers in the event Catalent is unable to scale production, or if we otherwise experience any other significant problems with them. If we are unable to arrange for alternative third-party manufacturing sources on commercially reasonable terms or in a timely manner, we may be delayed in the development of our product candidates. Further, contract manufacturers must operate in compliance with cGMP and failure to do so could result in, among other things, the disruption of product supplies. Our dependence upon third parties for the manufacture of our products may adversely affect our profit margins and our ability to develop and deliver products on a timely and competitive basis.

If clinical trials of our product candidates fail to demonstrate safety and efficacy to the satisfaction of regulatory authorities or do not otherwise produce positive results, we may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of our product candidates.

Before obtaining marketing approval from regulatory authorities for the sale of our product candidates, we must conduct extensive clinical trials in humans to demonstrate the safety and efficacy of the product candidates. Clinical testing is expensive and difficult to design and implement, can take many years to complete and has uncertain outcomes. The outcome of preclinical studies and early clinical trials may not predict the success of later clinical trials, and interim results of a clinical trial do not necessarily predict final results. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in advanced clinical trials due to lack of efficacy or unacceptable safety profiles, notwithstanding promising results in earlier trials. We do not know whether the clinical trials we may conduct will demonstrate adequate efficacy and safety to result in regulatory approval to market any of our product candidates as approved products in any jurisdiction. A product candidate may fail for safety or efficacy reasons at any stage of the testing process. A major risk we face is the possibility that none of our product candidates under development will successfully complete the testing process to final approval for marketing and sale, resulting in us being unable to derive any commercial revenue from them after investing significant amounts of capital in multiple stages of preclinical and clinical testing.

If we experience delays in clinical testing, we will be delayed in commercializing our product candidates, our costs may increase and our business may be harmed.

We cannot predict whether any clinical trials will begin as planned, will need to be restructured or will be completed on schedule, or at all. Our product development costs will increase if we experience delays in clinical testing. Significant clinical trial delays could shorten any periods during which we may have the exclusive right to commercialize our product candidates or allow our competitors to bring products to market before us, which would impair our ability to successfully commercialize our product candidates and may harm our financial condition, results of operations and prospects. The commencement and completion of clinical studies for our products, including our planned SIRPaFc phase I clinical trial, may be delayed for a number of reasons, including delays related, but not limited to:

•	failure by regulatory authorities to grant permission to proceed or placing the clinical study on hold;
•	patients failing to enroll or remain in our trials at the rate we expect;
•	suspension or termination of clinical trials by regulators for many reasons, including concerns about patient safety or failure of our contract manufacturers to comply with cGMP requirements;
•	any changes to our manufacturing process that may be necessary or desired;
•	delays or failure to obtain clinical supply from contract manufacturers of our products necessary to conduct clinical trials;
•	product candidates demonstrating a lack of efficacy during clinical trials;
•	patients choosing an alternative treatment for the indications for which we are developing any of our products or participating in competing clinical studies;
•	patients failing to complete clinical trials due to dissatisfaction with the treatment, side effects or other reasons;
•	reports of clinical testing on similar technologies and products raising safety and/or efficacy concerns;
•	competing clinical trials and scheduling conflicts with participating clinicians;
•

clinical investigators not performing our clinical trials on their anticipated schedule, dropping out of a trial, or employing methods not consistent with the clinical trial protocol, regulatory requirements or other third parties not performing data collection and analysis in a timely or accurate manner;

•	failure of our contract research organizations (“CROs”) to satisfy their contractual duties or meet expected deadlines;
•

inspections of clinical study sites by regulatory authorities or Institutional Review Boards (“IRBs”) finding regulatory violations that require us to undertake corrective action, resulting in suspension or termination of one or more sites or the imposition of a clinical hold on the entire study;

•	one or more IRBs rejecting, suspending or terminating the study at an investigational site, precluding enrollment of additional subjects, or withdrawing its approval of the trial; and
•	reaching agreement on acceptable terms with prospective clinical trial sites.

Our product development costs will increase if we experience delays in testing or approval or if we need to perform more or larger clinical studies than planned. Additionally, changes in regulatory requirements and policies may occur, and we may need to amend study protocols to reflect these changes. Amendments may require us to resubmit our study protocols to regulatory authorities or IRBs for re-examination, which may impact the cost, timing or successful completion of that study. Delays or increased product development costs may have a material adverse effect on our business, financial condition and prospects.

If we have difficulty enrolling patients in clinical trials, the completion of the trials may be delayed or cancelled.

As our product candidates advance from preclinical testing to clinical testing, and then through progressively larger and more complex clinical trials, we will need to enroll an increasing number of patients that meet our eligibility criteria. There is significant competition for recruiting cancer patients in clinical trials, and we may be unable to enroll the patients we need to complete clinical trials on a timely basis or at all. The factors that affect our ability to enroll patients are largely uncontrollable and include, but are not limited to, the following:

•	size and nature of the patient population;
•	eligibility and exclusion criteria for the study;
•	design of the study protocol;
•	competition with other companies for clinical sites or patients;
•	the perceived risks and benefits of the therapy under study;
•	the patient referral practices of physicians; and
•	the number, availability and accessibility of clinical trial sites.

If we are unable to successfully develop companion diagnostics for our therapeutic product candidates, or experience significant delays in doing so, we may not achieve marketing approval or realize the full commercial potential of our therapeutic product candidates.

We plan to develop companion diagnostics for our therapeutic product candidates. We expect that, at least in some cases, regulatory authorities may require the development and regulatory approval of a companion diagnostic as a condition to approving our therapeutic product candidates. We have limited experience and capabilities in developing or commercializing diagnostics and plan to rely in large part on third parties to perform these functions. We do not currently have any agreement in place with any third party to develop or commercialize companion diagnostics for any of our therapeutic product candidates.

Companion diagnostics are subject to regulation by the FDA, HC and comparable foreign regulatory authorities as medical devices and may require separate regulatory approval prior to commercialization. If we, or any third parties that we engage to assist us, are unable to successfully develop companion diagnostics for our therapeutic product candidates, or experience delays in doing so:

•	the development of our therapeutic product candidates may be adversely affected if we are unable to appropriately select patients for enrollment in our clinical trials;
•	our therapeutic product candidates may not receive marketing approval if their safe and effective use depends on a companion diagnostic; and
•

and we may not realize the full commercial potential of any therapeutic product candidates that receive marketing approval if, among other reasons, we are unable to appropriately identify patients with cancers that are most likely to respond to treatment with our therapeutic products.

If any of these events were to occur, our business would be harmed, possibly materially.

Regulatory approval processes are lengthy, expensive and inherently unpredictable. Our inability to obtain regulatory approval for our product candidates would substantially harm our business.

Our development and commercialization activities and product candidates are significantly regulated by a number of governmental entities, including the FDA, HC and by comparable authorities in other countries. Regulatory approvals are required prior to each clinical trial and we may fail to obtain the necessary approvals to commence or continue clinical testing. We must comply with regulations concerning the manufacture, testing, safety, effectiveness, labeling, documentation, advertising and sale of products and product candidates and ultimately must obtain regulatory approval in all of these areas before we can commercialize the product candidate. The time required to obtain approval by such regulatory authorities is unpredictable but typically takes many years following the commencement of preclinical studies and clinical trials. Any analysis we perform of data from clinical activities is subject to confirmation and interpretation by regulatory authorities, which could delay, limit or prevent regulatory approval. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. We have not obtained regulatory approval for any product candidate and it is possible that none of our existing product candidates or any future product candidates will ever obtain regulatory approval.

We could fail to receive regulatory approval for our product candidates for many reasons, including, but not limited to:

•	disagreement with the design or implementation of our clinical trials;

•	failure to demonstrate that a product candidate is safe and effective for its proposed indication;

•	failure of clinical trials to meet the level of statistical significance required for approval;

•	failure to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;

•	disagreement with our interpretation of data from preclinical studies or clinical trials;

•

the insufficiency of data collected from clinical trials of our product candidates to support the submission and filing of a Biologics License Application (“BLA”) or other submission or to obtain regulatory approval;

•	failure to obtain approval of the manufacturing processes or facilities of CMOs with whom we contract for clinical and commercial supplies; or

•	or changes in the approval policies or regulations that render our preclinical and clinical data insufficient for approval.

A regulatory authority may require more information, including additional preclinical or clinical data to support approval, which may delay or prevent approval and our commercialization plans, or we may decide to abandon the development program. If we were to obtain approval, regulatory authorities may approve any of our product candidates for fewer or more limited indications than we request, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate.

We face competition from other biotechnology and pharmaceutical companies and our financial condition and operations will suffer if we fail to effectively compete.

The biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change. Our competitors include large, well-established pharmaceutical companies, biotechnology companies, and academic and research institutions developing cancer therapeutics for the same indications we are targeting and competitors with existing marketed therapies. Many other companies are developing or commercializing therapies to treat the same diseases or indications for which our product candidates may be useful. Although there are no approved therapies that specifically target the CD47 pathway, some competitors use therapeutic approaches that may compete directly with our product candidates. For example, SIRPaFc is in direct competition with CD47 blocking antibodies from Stanford University, Celgene Corporation and Novimmune SA. If we are not able to compete effectively against our current and future competitors, our business will not grow and our financial condition and operations will suffer.

Many of our competitors have substantially greater financial, technical and human resources than we do and have significantly greater experience than us in conducting preclinical testing and human clinical trials of product candidates, scaling up manufacturing operations and obtaining regulatory approvals of products and manufacturing facilities. Accordingly, our competitors may succeed in obtaining regulatory approval for products more rapidly than we do. Our ability to compete successfully will largely depend on:

•	the efficacy and safety profile of our product candidates relative to marketed products and other product candidates in development;

•	our ability to develop and maintain a competitive position in the product categories and technologies on which we focus;

•	the time it takes for our product candidates to complete clinical development and receive marketing approval;

•	our ability to obtain required regulatory approvals;

•	our ability to commercialize any of our product candidates that receive regulatory approval;

•	our ability to establish, maintain and protect intellectual property rights related to our product candidates; and

•	acceptance of any of our product candidates that receive regulatory approval by physicians and other healthcare providers and payers.

We heavily rely on the capabilities and experience of our key executives and scientists and the loss of any of them could affect our ability to develop our products.

The loss of Dr. Niclas Stiernholm, our President and Chief Executive Officer, or other key members of our staff, including Dr. Robert Uger, our Chief Scientific Officer, James Parsons, our Chief Financial Officer, or Dr. Penka Petrova, our Vice President, Drug Development, could harm us. We have employment agreements with Drs. Stiernholm, Uger and Petrova and Mr. Parsons although this does not guarantee their retention. We also depend on our scientific and clinical collaborators and advisors, all of whom have outside commitments that may limit their availability to us. In addition, we believe that our future success will depend in large part upon our ability to attract and retain highly skilled scientific, managerial, medical, clinical and regulatory personnel, particularly as we expand our activities and seek regulatory approvals for clinical trials. We routinely enter into consulting agreements with our scientific and clinical collaborators and advisors, key opinion leaders and academic partners in the ordinary course of our business. We also enter into contractual agreements with physicians and institutions who recruit patients into our clinical trials on our behalf in the ordinary course of our business. Notwithstanding these arrangements, we face significant competition for these types of personnel from other companies, research and academic institutions, government entities and other organizations. We cannot predict our success in hiring or retaining the personnel we require for continued growth. The loss of the services of any of our executive officers or other key personnel could potentially harm our business, operating results or financial condition.

We may expand our business through the acquisition of companies or businesses or by entering into collaborations or by in-licensing product candidates that could disrupt our business and harm our financial condition.

We have in the past and may in the future seek to expand our pipeline and capabilities by acquiring one or more companies or businesses, entering into collaborations or in-licensing one or more product candidates. For example, in April 2013 we acquired Trillium Privateco to acquire novel cancer therapeutics, an experienced scientific management team and internal development capabilities. We licensed intellectual property relating to methods and compounds for the modulation of the SIRPa-CD47 interaction for therapeutic cancer applications from UHN and HSC. In April 2013, we also in-licensed tigecycline which was subsequently returned to the University Health Network (“UHN”) in 2014. Acquisitions, collaborations and in-licenses involve numerous risks, including:

•	substantial cash expenditures;

•	technology development risks;

•	potentially dilutive issuances of equity securities;

•	incurrence of debt and contingent liabilities, some of which may be difficult or impossible to identify at the time of acquisition;

•	difficulties in assimilating the operations of the acquired companies;

•	potential disputes regarding contingent consideration;

•	diverting our management’s attention away from other business concerns;

•	entering markets in which we have limited or no direct experience; and

•	potential loss of our key employees or key employees of the acquired companies or businesses.

We have experience in making acquisitions, entering collaborations and in-licensing product candidates, however, we cannot provide assurance that any acquisition, collaboration or in-license will result in short-term or long-term benefits to us. We may incorrectly judge the value or worth of an acquired company or business or in-licensed product candidate. In addition, our future success would depend in part on our ability to manage the rapid growth associated with some of these acquisitions, collaborations and in-licenses. We cannot assure you that we would be able to successfully combine our business with that of acquired businesses, manage a collaboration or integrate in-licensed product candidates. Furthermore, the development or expansion of our business may require a substantial capital investment by us.

Negative results from clinical trials or studies of others and adverse safety events involving the targets or active ingredients of our products may have an adverse impact on our future commercialization efforts.

From time to time, studies or clinical trials on various aspects of biopharmaceutical products, including a product’s active ingredient, are conducted by academic researchers, competitors or others. The results of these studies or trials, when published, may have a significant effect on the market for the biopharmaceutical product that is the subject of the study. The publication of negative results of studies or clinical trials or adverse safety events related to our product candidates and active ingredient in our product candidates, or the therapeutic areas in which our product candidates compete, could adversely affect our share price and our ability to finance future development of our product candidates, and our business and financial results could be materially and adversely affected.

We face the risk of product liability claims, which could exceed our insurance coverage, and produce recalls, each of which could deplete our cash resources.

We are exposed to the risk of product liability claims alleging that use of our product candidates caused an injury or harm. These claims can arise at any point in the development, testing, manufacture, marketing or sale of our product candidates and may be made directly by patients involved in clinical trials of our product candidates, by consumers or healthcare providers or by individuals, organizations or companies selling our products. Product liability claims can be expensive to defend, even if the product or product candidate did not actually cause the alleged injury or harm.

Insurance covering product liability claims becomes increasingly expensive as a product candidate moves through the development pipeline to commercialization. We currently maintain clinical trial liability insurance coverage of $10 million. However, there can be no assurance that such insurance coverage is or will continue to be adequate or available to us at a cost acceptable to us or at all. We may choose or find it necessary under our collaborative agreements to increase our insurance coverage in the future. We may not be able to secure greater or broader product liability insurance coverage on acceptable terms or at reasonable costs when needed. Any liability for damages resulting from a product liability claim could exceed the amount of our coverage, require us to pay a substantial monetary award from our own cash resources and have a material adverse effect on our business, financial condition and results of operations. Moreover, a product recall, if required, could generate substantial negative publicity about our products and business and inhibit or prevent commercialization of other products and product candidates.

In addition, some of our licensing and other agreements with third parties require or might require us to maintain product liability insurance. If we cannot maintain acceptable amounts of coverage on commercially reasonable terms in accordance with the terms set forth in these agreements, the corresponding agreements would be subject to termination, which could have a material adverse impact on our operations.

We may not achieve our publicly announced milestones according to schedule.

From time to time, we may announce the timing of certain events we expect to occur, such as the anticipated timing of results from our clinical trials. These statements are forward-looking and are based on the best estimates of management at the time relating to the occurrence of such events. However, the actual timing of such events may differ from what has been publicly disclosed. The timing of events such as initiation or completion of a clinical trial, filing of an application to obtain regulatory approval, or announcement of additional clinical trials for a product candidate may ultimately vary from what is publicly disclosed. For example, we cannot provide assurances that the SIRPaFc phase I clinical trial will be initiated on schedule, or that we will make regulatory submissions or receive regulatory approvals as planned. These variations in timing may occur as a result of different events, including the nature of the results obtained during a clinical trial or during a research phase, problems with a CMO or a CRO or any other event having the effect of delaying the publicly announced timeline. We undertake no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as otherwise required by law. Any variation in the timing of previously announced milestones could have a material adverse effect on our business plan, financial condition or operating results and the trading price of common shares.

We are exposed to the financial risk related to the fluctuation of foreign exchange rates and the degrees of volatility of those rates.

We may be adversely affected by foreign currency fluctuations. To date, we have been primarily funded through issuances of equity, proceeds from the exercise of warrants and stock options and from interest income on funds available for investment, which are all denominated in Canadian dollars. A growing portion of our expenditures are in U.S. dollars, however, and we are, therefore, subject to foreign currency fluctuations which may, from time to time, impact our financial position and results of operations.

Risks Related to Intellectual Property

If we are unable to adequately protect and enforce our intellectual property, our competitors may take advantage of our development efforts or acquired technology and compromise our prospects of marketing and selling our key products.

We own or hold licenses to a number of U.S.-issued patents and U.S. and Canadian pending patent applications, as well as foreign patents and foreign counterparts. In the U.S., we have our own rights to ten issued patents and four pending patents. In addition, we have numerous patent applications pending in Europe, Australia and Japan. Our success will depend in part upon our ability to protect our intellectual property and proprietary technologies and upon the nature of the intellectual property protection we receive. For example, some of our patent portfolio covers primarily method of use but not composition of matter. The ability to compete effectively and to achieve partnerships will depend on our ability to develop and maintain proprietary aspects of our technology and to operate without infringing on the proprietary rights of others. The presence of such patents could severely limit our ability to develop and commercialize our products, to conduct our existing research and/or require financial resources to defend litigation, which may be in excess of our ability to raise such funds. There is no assurance that our pending patent applications or those that we intend to acquire will be approved in a form that will be sufficient to protect our proprietary technology and gain or keep our competitive advantage.

The patent positions of pharmaceutical companies can be highly uncertain and involve complex legal, scientific and factual questions for which important legal principles remain unresolved. Patents issued to us or our respective licensors may be challenged, invalidated or circumvented. To the extent our intellectual property, including licensed intellectual property, offers inadequate protection, or is found to be invalid or unenforceable, we are exposed to a greater risk of direct competition. If our intellectual property does not provide adequate protection against our competitors’ products, our competitive position could be adversely affected, as could our business, financial condition and results of operations. Both the patent application process and the process of managing patent disputes can be time consuming and expensive, and the laws of some foreign countries may not protect our intellectual property rights to the same extent as do the laws of Canada and the United States.

We will be able to protect our intellectual property from unauthorized use by third parties only to the extent that our proprietary technologies, key products and any future products are covered by valid and enforceable patents or are effectively maintained as trade secrets and provided we have the funds to enforce our rights, if necessary.

If we lose our licenses from third-party owners we may be unable to continue a substantial part of our business.

We are party to a number of licenses that give us rights to intellectual property that is necessary or useful for a substantial part of our business. Pursuant to our exclusive license agreement with UHN and the Hospital for Sick Children (“HSC”) under which we license certain patent rights for our key products and their uses, we are required to use commercially reasonable efforts to commercialize products based on the licensed rights and pay certain royalties and sublicensing revenue to UHN and HSC. These licenses require that we pay development milestone payments, regulatory milestone payments, royalties on net and sublicensing revenues as well as annual maintenance fees.

We have also entered into agreements allowing us to manufacture SIRPaFc using Catalent’s proprietary GPEx® expression system. The consideration includes payments at the time we successfully reach a series of development and sales milestones. We may also enter into licenses in the future to access additional third-party intellectual property.

If we fail to pay annual maintenance fees, development and sales milestones, or it is determined that we did not use commercially reasonable efforts to commercialize licensed products, we could lose our licenses which could have a material adverse effect on our business and financial condition.

We may require additional third-party licenses to effectively develop and manufacture our key products and are currently unable to predict the availability or cost of such licenses.

A substantial number of patents have already been issued to other biotechnology and pharmaceutical companies. To the extent that valid third-party patent rights cover our products or services, we or our strategic collaborators would be required to seek licenses from the holders of these patents in order to manufacture, use or sell these products and services, and payments under them would reduce our profits from these products and services. We are currently unable to predict the extent to which we may wish or be required to acquire rights under such patents and the availability and cost of acquiring such rights, or whether a license to such patents will be available on acceptable terms or at all. There may be patents in the U.S. or in foreign countries or patents issued in the future that are unavailable to license on acceptable terms. Our inability to obtain such licenses may hinder or eliminate our ability to manufacture and market our products.

Changes in patent law and its interpretation could diminish the value of patents in general, thereby impairing our ability to protect our product candidates.

As is the case with other biotechnology and pharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involves technological and legal complexity, and obtaining and enforcing biopharmaceutical patents is costly, time-consuming, and inherently uncertain. The U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our and our licensors’ or collaborators’ ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the federal courts, and the U.S. Patent and Trademark Office (“USPTO”), the laws and regulations governing patents could change in unpredictable ways that would weaken our and our licensors’ or collaborators’ ability to obtain new patents or to enforce existing patents and patents we and our licensors or collaborators may obtain in the future.

Recent patent reform legislation could increase the uncertainties and costs surrounding the prosecution of our and our licensors’ or collaborators’ patent applications and the enforcement or defense of our or our licensors’ or collaborators’ issued patents. On September 16, 2011, the Leahy-Smith America Invents Act, or the Leahy-Smith Act, was signed into law. The Leahy-Smith Act includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications are prosecuted and may also affect patent litigation. The USPTO recently developed new regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, and in particular, the first to file provisions, only became effective on March 16, 2013. Accordingly, it is not clear what, if any, impact the Leahy-Smith Act will have on the operation of our business. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our or our licensors’ or collaborators’ patent applications and the enforcement or defense of our or our licensors’ or collaborators’ issued patents, all of which could have a material adverse effect on our business and financial condition.

Litigation regarding patents, patent applications and other proprietary rights may be expensive, time consuming and cause delays in the development and manufacturing of our key products.

Our success will depend in part on our ability to operate without infringing the proprietary rights of third parties. The pharmaceutical industry is characterized by extensive patent litigation. Other parties may have, or obtain in the future, patents and allege that the use of our technologies infringes these patent claims or that we are employing their proprietary technology without authorization.

In addition, third parties may challenge or infringe upon our existing or future patents. Proceedings involving our patents or patent applications or those of others could result in adverse decisions regarding:

•	the patentability of our inventions relating to our key products; and/or
•	the enforceability, validity or scope of protection offered by our patents relating to our key products.

If we are unable to avoid infringing the patent rights of others, we may be required to seek a license, defend an infringement action or challenge the validity of the patents in court. For example, in 2012 we received a favorable settlement in a patent interference case initiated by the U.S. Patent & Trademark Office after which we agreed to withdraw certain pending and issued patents related to Parkinson’s disease treatment in exchange for a payment of U.S.$250,000 from NeuroNova AB. Regardless of the outcome, patent litigation is costly and time consuming. In some cases, we may not have sufficient resources to bring these actions to a successful conclusion. In addition, if we do not obtain a license, develop or obtain non-infringing technology, fail to defend an infringement action successfully or have infringed patents declared invalid, we may:

•	incur substantial monetary damages;
•	encounter significant delays in bringing our key products to market; and/or
•	be precluded from participating in the manufacture, use or sale of our key products or methods of treatment requiring licenses.

Even if we are successful in these proceedings, we may incur substantial costs and divert management time and attention in pursuing these proceedings, which could have a material adverse effect on us.

Our reliance on third parties requires us to share our trade secrets, which increases the possibility that a competitor will discover them.

Because we rely on third parties to develop our products, we must share trade secrets with them. We seek to protect our proprietary technology in part by entering into confidentiality agreements and, if applicable, material transfer agreements, collaborative research agreements, consulting agreements or other similar agreements with our collaborators, advisors, employees and consultants prior to beginning research or disclosing proprietary information. These agreements typically restrict the ability of our collaborators, advisors, employees and consultants to publish data potentially relating to our trade secrets. Our academic collaborators typically have rights to publish data, provided that we are notified in advance and may delay publication for a specified time in order to secure our intellectual property rights arising from the collaboration. In other cases, publication rights are controlled exclusively by us, although in some cases we may share these rights with other parties. We also conduct joint research and development programs which may require us to share trade secrets under the terms of research and development collaboration or similar agreements. Despite our efforts to protect our trade secrets, our competitors may discover our trade secrets, either through breach of these agreements, independent development or publication of information including our trade secrets in cases where we do not have proprietary or otherwise protected rights at the time of publication. A competitor's discovery of our trade secrets would impair our competitive position and could have a material adverse effect on our business and financial condition.

Risks Related to Our Common Shares

Our common share price has been volatile in recent years.

The market prices for securities of biopharmaceutical companies have been historically volatile, including ours. In the year ended December 31, 2013, our common shares traded on TSXV at a low of $0.140 and a high of $0.600. In the nine months ended September 30, 2014, on the TSXV/TSX our common shares traded at a high of $0.740 and a low of $0.240. A number of factors could influence the volatility in the trading price of our common shares, including changes in the economy or in the financial markets, industry related developments, the results of product development and commercialization, government regulations, and developments concerning proprietary rights, litigation and cash flow. Our quarterly losses may vary because of the timing of costs for manufacturing and initiating and completing preclinical and clinical trials. Also, the reporting of adverse safety events involving our products and public rumors about such events could cause our stock price to decline or experience periods of volatility. Each of these factors could lead to increased volatility in the market price of our common shares. In addition, changes in the market prices of the securities of our competitors may also lead to fluctuations in the trading price of our common shares.

Consolidation of our outstanding common shares could significantly reduce liquidity and could cause a decline in our market capitalization.

We have applied for a listing on the NASDAQ Stock Exchange which required us to consolidate our outstanding common shares to meet the minimum share price requirement of the exchange. We have consolidated our issued and outstanding common shares on a ratio of one post-consolidation common share for each 30 outstanding pre-consolidation common shares, effective November 14, 2014.

There are numerous factors and contingencies that could affect the prices of pre-consolidation common shares and the post-consolidation common shares, including our reported financial results in future periods, and general economic, geopolitical, stock market and industry conditions. Accordingly, the market price of the post-consolidation common shares may not be sustainable at the direct arithmetic result of the share consolidation, and may be lower. If the market price of the post-consolidation common shares is lower than it was before the share consolidation on an arithmetic equivalent basis, our total market capitalization (the aggregate value of all common shares at the then market price) after the share consolidation may be lower than before the share consolidation. If the market price of the post-consolidation common shares declines, the percentage decline may be greater than would occur in the absence of the share consolidation. Furthermore, the liquidity of the post-consolidation common shares could be adversely affected by the reduced number of consolidated common shares that would be outstanding after the share consolidation.

We have never paid dividends and do not expect to do so in the foreseeable future.

We have not declared or paid any cash dividends on our common or preferred shares to date. The payment of dividends in the future will be dependent on our earnings and financial condition in addition to such other factors as our Board of Directors considers appropriate. Unless and until we pay dividends, shareholders may not receive a return on their shares. There is no present intention by our Board of Directors to pay dividends on our shares.

Future sales or issuances of equity securities and the conversion of outstanding securities to common shares could decrease the value of the common shares, dilute investors’ voting power and reduce our earnings per share.

We may sell additional equity securities in future offerings, including through the sale of securities convertible into equity securities, to finance operations, acquisitions or projects, and issue additional common shares if outstanding warrants or stock options are exercised, or preferred shares are converted to common shares, which may result in dilution. See the information under the heading “Item 10.A. Share Capital” for details of our outstanding securities convertible into common shares. We filed a base shelf prospectus with securities commissions in Canada on May 26, 2014 that provides that we may sell under the prospectus from time to time over the following 25 months up to $50 million, in one or more offerings, of common shares, First Preferred shares, warrants to purchase common shares, or units comprising common shares, First Preferred shares and warrants. Subject to receipt of any required regulatory approvals, subscribers of the December 2013 private placement who purchased a minimum of 10% of the securities sold under the offering received rights to purchase our securities in future financings to enable each such shareholder to maintain their percentage holding in our common shares for so long as the subscriber holds at least 10% of the outstanding common shares on a fully-diluted basis. Shareholders who do not have this future financing participation right may be disadvantaged in participating in such financings.

Our Board of Directors has the authority to authorize certain offers and sales of additional securities without the vote of, or prior notice to, shareholders. Based on the need for additional capital to fund expected expenditures and growth, it is likely that we will issue additional securities to provide such capital. Such additional issuances may involve the issuance of a significant number of common shares at prices less than the current market price for our common shares.

Sales of substantial amounts of our securities, or the availability of such securities for sale, as well as the issuance of substantial amounts of our common shares upon conversion of outstanding convertible equity securities, could adversely affect the prevailing market prices for our securities and dilute investors’ earnings per share. A decline in the market prices of our securities could impair our ability to raise additional capital through the sale of securities should we desire to do so.

Judgments based upon the civil liability provisions of the United States federal securities laws may be difficult to enforce.

The ability of investors to enforce judgments of United States courts based upon the civil liability provisions of the United States federal securities laws against us, our directors and our officers may be limited due to the fact that we are incorporated outside of the United States and that certain directors and officers reside outside of the United States and their assets may be located outside the United States. There is uncertainty as to whether foreign courts would either enforce judgments of United States courts obtained against us, our directors or our officers predicated upon the civil liability provisions of the United States federal securities laws or entertain original actions brought in Canadian courts against us or such persons predicated upon the federal securities laws of the United States, as such laws may conflict with Canadian laws.

We are likely a “passive foreign investment company”, which may have adverse U.S. federal income tax consequences for U.S. shareholders.

U.S. investors should be aware that we believe we were classified as a passive foreign investment company (“PFIC”) during the tax year ended December 31, 2013, and based on current business plans and financial expectations, we expect that we will be a PFIC for the current tax year and may be a PFIC in future tax years. If we are a PFIC for any year during a U.S. shareholder’s holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of our common shares, or any so-called “excess distribution” received on common shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective “qualified electing fund” election (“QEF Election”) or a “mark-to-market” election with respect to our shares. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of our net capital gain and ordinary earnings for any year in which we are a PFIC, whether or not we distribute any amounts to our shareholders. A U.S. shareholder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the shareholder’s basis therein. There is no assurance that we will provide U.S. investors with the information required in order to make a QEF Election. This paragraph is qualified in its entirety by the discussion below under the heading “Item 6.E. United States Federal Income Taxation.” Each U.S. shareholder should consult its own tax advisors regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of our common shares.

ITEM 4.	INFORMATION ON THE COMPANY

Emerging Growth Company Status

We are an “emerging growth company” under the JOBS Act, and will continue to qualify as an “emerging growth company” until the earliest to occur of: (a) the last day of the fiscal year during which we have total annual gross revenues of $1,000,000,000 (as such amount is indexed for inflation every 5 years by the SEC) or more; (b) the last day of our fiscal year following the fifth anniversary of the date of the first sale of our common equity securities pursuant to an effective registration statement under the U.S. Securities Act of 1933, as amended; (c) the date on which we have, during the previous 3-year period, issued more than $1,000,000,000 in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer”, as defined in Rule 12b–2 of the U.S. Securities Exchange Act of 1934, as amended, which we refer to as the “Exchange Act”.

Generally, a company that registers any class of its securities under Section 12 of the Exchange Act is required to include in the second and all subsequent annual reports filed by it under the Exchange Act, a management report on internal control over financial reporting and, subject to an exemption available to companies that meet the definition of a “smaller reporting company” in Rule 12b-2 under the Exchange Act, an auditor attestation report on management’s assessment of the company’s internal control over financial reporting. However, for so long as we continue to qualify as an emerging growth company, we will be exempt from the requirement to include an auditor attestation report in our annual reports filed under the Exchange Act, even if we do not qualify as a “smaller reporting company”. In addition, Section 103(a)(3) of the Sarbanes-Oxley Act of 2002 has been amended by the JOBS Act to provide that, among other things, auditors of an emerging growth company are exempt from any rules of the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the company.

Any U.S. domestic issuer that is an emerging growth company is able to avail itself of the reduced disclosure obligations regarding executive compensation in periodic reports and proxy statements, and to not present to its shareholders a non-binding advisory vote on executive compensation, obtain approval of any golden parachute payments not previously approved, or present the relationship between executive compensation actually paid and our financial performance. So long as we are a foreign private issuer, we are not subject to such requirements, and will not become subject to such requirements even if we were to cease to be an emerging growth company.

As a reporting issuer under the securities legislation of the Canadian provinces of Ontario, British Columbia, Manitoba, Nova Scotia and Alberta, we are required to comply with all new or revised accounting standards that apply to Canadian public companies. Pursuant to Section 107(b) of the JOBS Act, an emerging growth company may elect to utilize an extended transition period for complying with new or revised accounting standards for public companies until such standards apply to private companies. We have elected not to utilize this extended transition period.

A. History and Development of the Company

Name, Address and Incorporation

We were incorporated under the Business Corporations Act (Alberta) on March 31, 2004 as Neurogenesis Biotech Corp. On October 19, 2004, we amended our articles of incorporation to change our name from Neurogenesis Biotech Corp. to Stem Cell Therapeutics Corp. (“SCT”). On November 7, 2013 SCT was continued under the Business Corporations Act (Ontario) (“OBCA”). On June 1, 2014 we filed articles of amalgamation to amalgamate SCT with our wholly-owned subsidiary, Trillium Privateco, and renamed the combined company Trillium Therapeutics Inc. We are a company domiciled in Ontario, Canada. Our head office and registered office is located at 96 Skyway Avenue, Toronto, Ontario, Canada M9W 4Y9. Our telephone number is (416) 595-0627.

Intercorporate Relationships

Stem Cell Therapeutics Inc. is a wholly-owned subsidiary of ours incorporated under the Business Corporations Act (Alberta) on December 22, 1999 and was continued under the Business Corporations Act (Ontario) on November 12, 2003 and then extra-provincially registered in Alberta on January 11, 2005. This inactive subsidiary was dissolved on September 17, 2014.

Trillium Privateco was incorporated as an Ontario corporation on July 23, 1996, under the name Xeno Transplantation Inc. It subsequently amended its articles of incorporation to change its name to Transplantation Technologies Inc. and then to Trillium Therapeutics Inc. Trillium Privateco merged with 2364556 Ontario Inc., a special purpose wholly-owned subsidiary of ours incorporated solely to effect the acquisition of Trillium Privateco on April 9, 2013 to become a wholly-owned subsidiary of ours. Trillium Privateco amalgamated with us on June 1, 2014.

General Development of the Business

We are an immuno-oncology company developing novel and innovative cancer therapies. Our current primary objective is to advance our preclinical SIRPaFc program into a first-in-human phase I trial in patients with Acute Myeloid Leukemia (“AML”), expected to begin in the second half of 2015. We are also investigating SIRPaFc in other oncology indications, including other hematological and solid tumors, as well as combinations with other immunotherapies, in preclinical models.

During 2013, we refocused our product pipeline through the strategic acquisition of Trillium Privateco on April 9, 2013, which included the SIRPaFc and CD200 preclinical cancer programs. See the description of a description of SIRPaFc and CD200 under “Item 3.B. Business Overview – Products in Development”.

Acquisition of Trillium Privateco

On April 9, 2013, we completed a merger with Trillium Privateco, a private biopharmaceutical company specializing in immune regulation and the development of cancer therapeutics. We applied the acquisition method of accounting for the business combination and the losses were consolidated from the acquisition date. The consideration was allocated to the underlying assets acquired and liabilities assumed based upon their fair values at the date of acquisition. The purchase price allocation was assigned to the net identifiable assets based on their estimated fair values. The final purchase price allocation was as follows:

Fair value of consideration paid
Cash	$1,200,000
2,779,180 common shares and 3,300,000 units	$1,380,836
Subtotal	$2,580,836

Assets acquired
Cash and marketable securities	$1,182,714
Amounts receivable	$820,944
Prepaid expenses	$44,300
Equipment	$91,000
Acquired technology	$1,018,037
Subtotal	$3,156,995

Liabilities assumed
Accounts payable and accrued liabilities	$282,178
Loan payable	$293,981
Subtotal	$576,159

Net identifiable assets acquired	$2,580,836

As consideration, we paid $1,200,000 in cash and issued 2,779,180 common shares and 3,300,000 units. Each unit consisted of one common share and one common share purchase warrant, with each common share purchase warrant allowing its holder to acquire one additional common share at an exercise price of $0.40 until March 15, 2018. The fair value of the unit was determined based on the stand-alone value of the common share and the common share purchase warrant, in accordance with IFRS 13, Fair Value Measurement and IFRS 3, Business Combinations. Accordingly, the fair value of the aggregate 6,079,180 common shares issued was based on the closing price of our common shares of $0.20 on April 9, 2013. The fair value of the 3,300,000 common share purchase warrants was determined using the Black-Scholes option pricing model. Assumptions used to determine the value of the common share purchase warrant were: dividend yield of 0%; risk-free interest rate of 1.1%; expected volatility of 68%; and average expected life of 3 years. Cash used in the investment of $647,996 was determined by subtracting cash acquired of $552,004 from cash consideration of $1,200,000. Post-closing, Trillium Privateco shareholders held approximately 16% of the issued and outstanding common shares, and Trillium Privateco became our wholly-owned subsidiary.

Financings

On December 13, 2013, we completed a private placement of 79,247,693 common share units (each common share unit consisting of one common share and three-quarters of a common share purchase warrant) at a price of $0.21 per unit and 77,895,165 preferred share units (each preferred share unit consisting of one Series I First Preferred Share and three-quarters of a common share purchase warrant) at a price of $0.21 per unit for gross proceeds of $32,866,025 ($30,713,841 net of issuance costs). Each whole warrant entitles the holder to purchase one common share at a price of $0.28 at any time prior to expiry on December 13, 2018. Proceeds from the private placement will be used primarily for the advancement of our SIRPaFc program through IND-enabling studies, manufacturing and phase I clinical trials. In the first quarter of fiscal 2014 we assembled a small team of experienced manufacturing, toxicology, clinical and regulatory employees and consultants to support this program.

In March 2013, we completed an offering pursuant to a base shelf prospectus and prospectus supplement and in the U.S. pursuant to a private placement memorandum for a total of 12,735,000 units at a price of $0.25 per unit, for aggregate gross proceeds to us of $3,185,080. Each unit consisted of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase one common share at a price of $0.40 per share at any time prior to expiry on March 15, 2018 (12,315,000 warrants) and March 27, 2018 (420,000 warrants). In connection with the financing, we issued 814,051 compensation warrants entitling the holder to acquire one common share at an exercise price of $0.25 per share prior to expiry on March 16, 2015.

In March 2011, we completed an offering pursuant to a base shelf prospectus and a prospectus supplement. An aggregate of 18,181,819 units were issued at a price of $0.11 per unit, representing gross proceeds of $2 million. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant entitled the holder to purchase one common share at a price of $1.60 at any time prior to expiry on March 14, 2014.

Board of Director Changes

In the previous three years, we restructured our product pipeline and acquired the necessary financial resources to advance our lead SIRPaFc program forward. Over this period, our Board of Directors has evolved as our focus has changed. Recent changes to the Board include the retirement of Mr. David Allan, Dr. James DeMesa and Mr. Dean Peterson, and the appointment of Dr. Michael Moore in April 2013, Dr. Robert Kirkman in December 2013, and Dr. Calvin Stiller as Chair in January 2014. On March 10, 2014, Mr. Luke Beshar and Dr. Thomas Reynolds joined the Board of Directors.

Share Consolidation, TSXV and TSX

Our Board of Directors authorized the implementation of a share consolidation at a ratio of one post-consolidation common share for 10 pre-consolidation common shares and on February 6, 2013, our common shares began trading on the TSXV on a post-consolidation basis. On April 22, 2014, our common shares began trading on the TSX and were simultaneously delisted from the TSXV.

In November 2014, our Board of Directors authorized the implementation of a share consolidation at a ratio of one post-consolidation common share for each 30 pre-consolidation common shares and on November 20, 2014, our common shares began trading on the TSX on a post-consolidated basis.

OTCQX

Our stock began trading on the OTCQX International over-the-counter marketplace under the symbol “SCTPF” on May 20, 2013.

Tigecycline License

On April 16, 2013, we signed an agreement with UHN to gain rights to intellectual property related to the use of tigecycline for the treatment of leukemia which included a UHN sponsored, open label phase I multicenter dose-escalation tigecycline trial in patients with relapsed or refractory AML, which continues to enroll patients. The initial consideration for the UHN license of $1,085,714 was satisfied by the issuance of 5,028,571 common shares and 1,600,000 common share purchase warrants, each warrant allowing its holder to acquire one additional common share at an exercise price of $0.40 until March 15, 2018. Additional consideration under the UHN license included an annual license maintenance fee and future development milestones. The fair value of the common shares issued was based on the closing price of our common shares of $0.20 on April 16, 2013 and $0.25 per unit based on the fair value of the common share and common share purchase warrant components as of the date of acquisition.

Since acquiring these rights, we monitored the results of the phase I trial and assessed alternate development strategies for the technology. In August 2014, we completed an evaluation of this program with respect to its scientific merit, commercial potential, strength of intellectual property, as well as its overall fit with our current focus and expertise. We concluded that we should focus our business plan on expanding the SIRPaFc program, rather than continue development of tigecycline, and returned the licensed rights to UHN.

Capital Expenditures

Prior to the April 2013 merger with Trillium Privateco, we incurred minimal capital expenditures in 2012 and 2011. Capital expenditures are required mainly for laboratory equipment, office equipment, computers and leasehold improvements. Capital expenditures in the last three fiscal years and the nine months ended September 30, 2014 are set out in the following table.

	Nine months ended September 30, 2014	Year ended December 31, 2013	Year ended December 31, 2012	Year ended December 31, 2011
Capital expenditures	$144,196	$34,017	-	-

B. Business Overview

General

We are an immuno-oncology company developing innovative therapies for the treatment of cancer. We have two premier preclinical programs, SIRPaFc and a CD200 monoclonal antibody (“mAb”), a protein produced by the immune system that recognizes a specific substance. Both of these target two key pathways that tumor cells exploit to evade the host immune system. SIRPaFc is an antibody-like protein that blocks the activity of CD47, a molecule whose expression is increased on tumor cells in AML and numerous other malignancies. The CD200 mAb is a fully human monoclonal antibody that blocks the activity of CD200, a molecule that delivers a suppressive signal to the immune system and is highly expressed by many blood cell-derived and solid tumors. Our oncology product pipeline is as follows:

Our lead program is SIRPaFc, a novel antibody-like protein that blocks the activity of CD47, a molecule whose expression is increased on cancer cells to evade the host immune system. SIRPaFc is initially being developed as a treatment for AML. However, recent data suggest that CD47 is highly expressed by a variety of liquid and solid tumors, and CD47 inhibition has demonstrated efficacy in numerous models in which human tumor cells are transplanted into mice. Furthermore, CD47 blockade has been reported to synergize with several marketed anticancer antibodies (Rituxan®, Herceptin®, Campath® (Weiskopf et al. 2013 Science)), raising the possibility that SIRPaFc can be used as a combination therapy. SIRPaFc may therefore have potential in the treatment of other malignancies, in addition to AML. We are currently developing two distinct SIRPaFc proteins, TTI-621 and TTI-622. Both consist of two regions: SIRPa and an Fc fragment. The Fc fragment is a sequence derived from human antibodies that can bind other proteins and trigger the activation of various immune system cells. TTI-621 and TTI-622 share the same SIRPa region but possess different Fc fragments, and thus bind to CD47 similarly but differ in their ability to induce Fc-mediated immune activation. One is anticipated to be used as monotherapy following conventional chemotherapy, and the other used in combination with other targeted anti-cancer treatments, such as monoclonal antibodies. SIRPaFc entered formal IND-enabling studies in 2013 and is being developed initially as a treatment for AML, with potential applications in other blood cell and solid tumors. Contract manufacturing for two SIRPaFc fusion proteins has been secured to generate product for formal toxicology studies and a subsequent phase I clinical study.

Our CD200 mAb program also targets a key pathway that tumor cells use to evade the host immune system. The CD200 mAb is a fully human monoclonal antibody that blocks the activity of CD200, a molecule that delivers a suppressive signal to the immune system and is highly expressed by many blood cell-derived and solid tumors. We have conducted in vitro and in vivo preclinical oncology-focused studies with our CD200 mAb but not the more formal, controlled and documented studies that are performed specifically to support an IND application for a phase I trial. This asset is ready to enter a formal IND-enabling preclinical program which we anticipate will only commence once a development partner has been secured. In the meantime we will continue to accommodate requests for research material from third parties in order to further our understanding of the CD200 pathway and how to best exploit it for the treatment of cancer.

Products in Development

SIRPaFc

SIRPaFc is an antibody-like protein that binds to CD47 and activates macrophages, a type of white blood cell that can ingest and destroy other cells, to eliminate cancer cells. The rationale for the SIRPaFc program is based on three main observations:

•	CD47 delivers a “do not eat” signal to macrophages. This signal occurs when CD47 binds to a specific protein, SIRPa, on the surface of the macrophage;

•

CD47 is highly expressed by many different types of tumors and high CD47 expression correlates with poor clinical outcome, consistent with tumor cells exploiting this pathway to evade immune-mediated attack; and

•	Genetic experiments establish that disruption of the CD47-SIRPa interaction leads to elimination of tumor cells in animals.

Through a series of optimization studies, human SIRPaFc clinical development candidates were identified. These proteins bind strongly to CD47 and block its interaction with SIRPa. In cell-based experiments, SIRPaFc treatment enables macrophages to destroy AML tumor cells while sparing normal cells from cord or peripheral blood. This selectivity for tumor cells may be due to the expression of signals that trigger macrophage activation (“eat” signals) on malignant cells but not on normal cells. In animal studies, treatment with SIRPaFc results in anti-leukemic activity, significantly reducing the leukemic burden in the bone marrow and impairing the spread of the disease. These results are further validated by independent research demonstrating similar activity when CD47 is blocked using monoclonal antibodies. Such validating research was carried out by Majeti et al in 2009, and Chao et al in 2010, both published in the journal “Cell,” Chao et al. in 2011 published in the journal “Cancer Research,” Willingham et al. in 2012 published in the “Proceedings of the National Academy of Sciences USA,” and Kim et al. in 2012 published in the journal “Leukemia.”

Since human SIRPaFc does not bind mouse CD47, mouse SIRPaFc surrogate fusion proteins were generated. These incorporated the SIRPa sequence from the NOD mouse strain, which has the unusual property of binding both mouse and human CD47, and thus can be used in studies in which human tumor cells are transplanted into mice. The mouse surrogates were shown to be well tolerated in mice and could mediate anti-leukemic activity in the AML tumor studies, even at relatively low doses (<1 mg/kg).

Data from studies in non-human primates, using several SIRPaFc proteins, provided supportive safety and pharmacokinetic data to advance this program into formal pre-IND studies.

In April 2014, we presented data at the 105th American Association of Cancer Research (“AACR”) Annual Meeting demonstrating that our SIRPaFc proteins bind very poorly to human red blood cells (“RBCs”) compared to both commercial anti-CD47 monoclonal antibodies and proprietary CD47-blocking agents. We did not see this difference in binding with other cell types, including AML tumor cells, suggesting it may be an RBC-specific phenomenon. We believe the lack of significant SIRPaFc binding to RBCs is unique to humans, since SIRPaFc bound strongly to mouse and non-human primate RBCs. These results are consistent with independently published reports documenting differences in binding between CD47-specific antibodies and SIRPa. While the mechanism behind this observation is still under investigation, our preliminary data suggest that it may relate to unique structural features of CD47 in the human RBC membrane. Importantly, these results suggest that our SIRPaFc proteins may have a preferable RBC binding profile compared to competing approaches, which we believe may predict a lower risk of RBC toxicity and a more favorable pharmacokinetic profile in patients.

SIRPaFc is initially being developed as a therapy to eradicate cancer cells in AML patients. Beyond AML, there is potential to apply SIRPaFc therapy to other malignancies. Recent data has suggested that the CD47 “do not eat” signal is highly expressed by many blood cell tumors, including acute lymphoblastic leukemia, diffuse large cell B lymphoma, chronic lymphocytic leukemia, mantle cell lymphoma and multiple myeloma. Elevated CD47 has been reported in solid tumors, including breast, colon, ovarian, brain, liver and prostate cancers and leiomyosarcoma. There is evidence in a number of these cancers that high CD47 expression has negative clinical consequences, correlating with more aggressive disease and poor survival, and antibody blockade of CD47 has demonstrated efficacy across numerous tumor models. In addition, there is evidence from the literature that SIRPaFc may be useful in combination with approved anti-cancer antibodies (e.g., Rituxan®). Since many cancer antibodies work at least in part by activating cells of the innate immune system, it may be possible to enhance the potency of these agents by blocking the negative “do not eat” CD47 signal that tumor cells deliver to macrophages. We therefore plan to explore SIRPaFc in combination studies using preclinical tumor models.

In August 2014, we entered into a collaboration with academic investigators in London, Ontario to explore the therapeutic potential of SIRPaFc in a variety of solid tumor models. The research will be conducted in the laboratories of Drs. James Koropatnick and Ting-Yim Lee, at the Lawson Health Research Institute and the Robarts Research Institute, University of Western Ontario. Trillium’s funding will be matched 1:1 by a grant from the Ontario Research Fund – Research Excellence providing the collaboration with a research budget approximating $600,000.

We have recently generated additional efficacy data in a mouse model of acute myeloid leukemia, examining various therapeutic dose levels and dosing regimens, as well as the effect of various Fc regions. The data continue to demonstrate that the identity of the Fc region directly impacts potency and that significant anti-tumor activity can be achieved at doses below 1 mg/kg using the most active Fc region. Additional in vivo studies in solid tumor models are underway and studies in several additional blood cell cancers are expected to commence shortly.

In parallel with our expanded efficacy studies, we have also conducted additional preliminary non-human primate safety and pharmacokinetic studies, which have provided valuable guidance for the design of our formal IND-enabling toxicology program, expected to commence in the first quarter of 2015.

Our SIRPaFc program originated from leading researchers in the field, including Drs. John Dick and Jean Wang of the UHN and Dr. Jayne Danska of HSC. Exclusive rights to SIRPaFc have been licensed from UHN and HSC pursuant to a license agreement amended and restated as of June 1, 2012. The licensed intellectual property relates to methods and compounds used in the modulation of SIRPa-CD47 interaction for therapeutic cancer applications. The license agreement requires us to use commercially reasonable efforts to commercialize the licensed technology. The license agreement will terminate on a country-by-country basis, in countries where a valid claim exists, when the last valid claim expires in such country, or if no valid claim exists, when the last valid claim expires in the U.S.

The license includes commitments to pay an annual maintenance fee of $25,000, as well as payments on patent issuances, development milestone payments ranging from $100,000 to $300,000 on the initiation of phase I, II and III clinical trials, and payments on the achievement of certain regulatory milestones as well as low single digit royalties on commercial sales. The payments due on submission of the first BLA and receipt of a first regulatory approval in the U.S. are $1,000,000 for each milestone. The aggregate milestones payable on their first achievement under the agreement in the major markets of the U.S., Europe and Asia combined are $5,660,000. We are also required to pay 20% of any sublicensing revenues to the licensors on the first $50 million of sublicensing revenues received and 15% thereafter.

Products for Development with Partners

CD200 mAb

We have developed fully human monoclonal antibodies that block the activity of CD200, an inhibitory molecule that many tumors exploit to evade attack from the immune system. Although immune regulation by CD200 was first explored in the context of transplantation and autoimmunity, it has become clear that this molecule may play an important role in tumor immunity. There is abundant evidence that CD200 is highly expressed by many different types of blood cell and solid tumors, and in numerous cases this high expression correlates with disease progression and poor clinical outcome. This is consistent with tumor cells using CD200 as a means of evading immune-mediated destruction. Indeed, tumor-expressed CD200 can modulate anti-tumor responses in vitro and in vivo, and antibodies that block CD200 have been shown to promote anti-tumor immunity in animal models of cancer.

Our antibodies bind strongly to human CD200, potently neutralizing CD200 function in vitro, and have anti-tumor activity in a transplanted human tumor cell model. We are seeking a development partner to advance this program into formal preclinical IND-enabling studies.

TTI-1612

TTI-1612 is a soluble form of heparin-binding epidermal-growth-factor-like growth factor (HB-EGF). HB-EGF is a naturally occurring protein that triggers cell growth and stimulates wound healing. It is being developed as a treatment for interstitial cystitis/bladder pain syndrome (“IC/BPS”), a chronic bladder disease characterized by low urinary HB-EGF levels and a dysfunctional, "leaky" bladder epithelium. The bladder epithelium is composed of several layers of cells and lines the inside of the bladder, keeping it protected from irritants in the urine. TTI-1612 stimulates the growth of bladder epithelial cells and reduces their permeability. Unlike the current IC therapeutics, which are largely palliative in nature, TTI-1612 is designed to target the root cause of IC, the dysfunction of the bladder’s epithelial cell layers caused by low levels of HB-EGF.

Our phase I study of TTI-1612 in 28 patients with IC/BPS was completed in 2013. The study was designed to assess the safety and tolerability of single ascending doses of TTI-1612 in IC/BPS patients. Drug levels and changes in disease symptoms were also evaluated. Clinical data indicate that TTI-1612 was well tolerated and exhibited a favorable drug absorption profile.

This project is outside of our core interest in immuno-oncology, and we are therefore seeking to out-license or divest the entire program.

While we may seek to out-license certain development products there can be no assurance that we will be successful at partnering these products. Where ongoing patent and other maintenance costs exceed expected proceeds of outlicensing, certain non-core technologies may be abandoned.

Previously-held Regenerative Stem Cell Technologies

Prior to the April 2013 merger with Trillium Privateco, we were focused for the previous three years on regenerative stem cell technologies. During that time we considered two agents, Human Chorionic Gonadotrophin (“hCG”) and Epoeitin Alpha (“EPO”), to be therapeutically attractive as they allowed for a repurposing of two approved drugs to be used for a new indication. This unique combination of therapeutic compounds was called NTx®-265. From 2008 to 2010, NTx®-265 was tested in several phase II acute ischemic stroke trials. In April 2011, we announced the enrollment of the first patient in a company-supported open label, single centre, phase IIa trial investigating NTx®-265 in traumatic brain injury. The trial was designed to enroll 10 patients, however patient recruitment was extremely slow.

In the fourth quarter of 2012, we settled a patent interference case initiated by the United States Patent and Trademark Office by concluding an arrangement with NeuroNova AB. We agreed to withdraw certain pending and issued patents to treat Parkinson's disease in return for a US$250,000 payment from NeuroNova AB.

In July 2013, we ceased all activities associated with our pre-merger historic regenerative neurology programs, including terminating the phase IIa study in traumatic brain injury, and abandoned all related intellectual property filings.

AML/ Competitive Environment

AML is the most common type of acute leukemia in adults, with approximately 13,000 new cases diagnosed each year in the United States. The majority of AML patients receive induction chemotherapy. In patients under 60 years of age, remission rates of up to 75% can be achieved, and patients with good-risk or standard-risk chromosomal changes will typically receive post-remission therapy with high dose cytarabine. However, relapses are common, and the majority of patients will die from their disease. AML in patients over 60 years of age is notoriously difficult to treat, with five-year survival rates reportedly of less than 10%. There is ample evidence that AML is sustained by leukemic stem cells (“LSCs”), and the failure to eradicate these LSCs using conventional chemotherapy is thought to be responsible for disease relapse. CD47 is overexpressed by both bulk AML cancer cells as well as LSCs.

While there is significant clinical activity in AML, there are a limited number of agents in development targeting AML LSCs. Similar to our targeting of CD47, we believe other agents in development targeting AML LSCs are largely focused on cell surface proteins such as CD123 and CD44. SIRPaFc is in direct competition with a CD47 blocking antibody from Stanford University which is in preclinical development and expected to enter clinical development soon. Although both agents target the same pathway, we understand each are structurally distinct entities with unique properties. We are also aware that Celgene Corporation and Novimmune SA have CD47 antibody programs.

We believe that our approach of using SIRPa, which is the natural binding partner for CD47, may have advantages over treatment with CD47-specific antibodies. In April 2014, we presented data at the 105th AACR Annual Meeting demonstrating that our SIRPaFc fusion proteins bind very poorly to human red blood cells (“RBCs”) compared to both commercial anti-CD47 monoclonal antibodies and proprietary CD47-blocking agents. This difference in binding was not seen with other cell types, including AML tumor cells, suggesting it is an RBC-specific phenomenon. The very low RBC binding profile of our SIRPaFc proteins may provide two important advantages over other CD47 blocking agents. First, there may be a lower risk of RBC toxicity, such as anemia, with SIRPaFc. Anemia is a condition in which the blood is deficient in red blood cells, in hemoglobin, or in total volume. This would translate into improved patient care, particularly in diseases such as AML where patients are predisposed to developing anemia. Second, there may be much lower loss of SIRPaFc from circulation of treated patients compared to CD47 antibodies, which bind strongly to circulating RBCs. The ability of RBCs to absorb and remove circulating CD47-specific antibodies, a so called “antigen-sink effect”, may necessitate high doses of drug in order to effectively target the tumor cells, which could lead to potentially higher off-target toxicity. Thus, SIRPaFc may have a better safety profile and drug kinetics than CD47-specific antibodies.

Business Strategy

Our goal is to use our patented and licensed technologies to establish us as a leader in the development and commercialization of immunotherapies for cancer and related diseases.

Clinical Development Collaborations

We plan to advance the clinical development of our lead product candidates to create shareholder value by establishing their clinical and commercial potential as therapies for cancer. We intend to supplement our in-house clinical and regulatory capabilities in the design, performance and oversight of clinical trials by working with external consultants, collaborators and CROs.

Commercialization Partnerships and Other Strategic Initiatives

We will evaluate strategic partnerships or other strategic initiatives with established pharmaceutical and biotechnology companies to continue the development of our technologies through later stage clinical trials and commercialization.

Financial Strategy

Our financial strategy is to maintain sufficient liquidity such that we can continue the development of our programs. To accomplish this we will seek to raise additional funds through issuances of equity and/or debt, and from sources of non-dilutive funding including grants and matching funding programs, and government tax credits.

Intellectual Property

We own or control patent rights covering our key products and their therapeutic end uses. The patents and patent applications are either granted or pending in major pharmaceutical markets. In all, the patent estate includes seven patent families, including eight issued patents and four pending patents in the U.S. and various other patent applications pending in Europe, Canada, Australia and Japan. These include four granted patents in the U.S. relating to the immune modulating use of CD200 mAbs, and a granted patent in the U.S. for an assay useful to detect CD200 in cancer patients, as well as a filing for novel human antibodies to CD200. We also control three granted patents in the U.S. covering the use of HB-EGF in treating interstitial cystitis, and a patent family based on more recent results with the active drug.

In connection specifically with patent applications relating to SIRPaFc, we control two patent families that comprise eight individual filings. One family has claims that embrace species of SIRPaFc found to have certain therapeutic properties and their use for the treatment of cancer. These patent rights are owned outright by Trillium and national patent filings are planned. Patents emerging from this family will expire in 2033. A second SIRPa patent family was in-licensed on an exclusive basis from co-owners UHN and HSC. This family has been filed in the major markets, including US, Europe, Japan, Canada, Australia, China, and India. The claims cover the use of various forms of SIRPa to treat CD47-positive cancers. Patents in this family begin to expire in the year 2029.

In connection specifically with CD200 mAb patents, we have four granted US patents that cover the use of CD200 antibodies for the treatment of autoimmune and related disorders that will begin to expire in 2018. We more recently made a patent filing that covers particular species of human antibodies to human CD200. A patent family based on this filing would expire in 2035.

We intend to protect additional intellectual property developed by us through the filing of patent applications within the appropriate jurisdictions throughout the world.

Regulatory Process

Securing final regulatory approval for the manufacture and sale of human therapeutic products in the U.S., Europe, Canada and other commercial territories, is a long and costly process that is controlled by that particular territory’s national regulatory agency. The national regulatory agency in the United States is the FDA, in Canada it is HC, and in Europe it is the European Medicines Agency or (“EMA”). Other national regulatory agencies have similar regulatory approval processes, but each national regulatory agency has its own approval processes. Approval in U.S., Canada or Europe does not assure approval by other national regulatory agencies, although often test results from one country may be used in applications for regulatory approval in another country.

None of our products have been completely developed or tested and, therefore, we are not yet in a position to seek final regulatory approval to market any of our products.

U.S. Approval Process

In the U.S., the FDA, a federal government agency, is responsible for the drug approval process. The FDA’s mission is to protect human health by ensuring that all medications on the market are safe and effective. The FDA’s approval process examines potential drugs and only those that meet strict requirements are approved.

The U.S. food and drug regulations require licensing of manufacturing facilities, carefully controlled research and testing of products, governmental review and approval of test results prior to marketing of therapeutic products, and adherence to cGMP. The drug approval process begins with the discovery of a potential drug. Pharmaceutical companies then test the drug extensively. A description of the different stages in the drug approval process in the U.S. follows.

Stage 1: Preclinical Research. After an experimental drug is discovered, research is conducted to help determine its potential for treating or curing an illness. This is called preclinical research. Animal studies are conducted to determine if there are any harmful effects of the drug and to help understand how the drug works. Information from these experiments is submitted in an IND application to the FDA for review, to decide if the drug is safe to proceed for study in humans.

Stage 2: Clinical Research. In Stage 2, the experimental drug is studied in humans in clinical trials. Clinical trials are carefully designed and controlled experiments in which the experimental drug is administered to patients to test its safety and to determine the effectiveness of an experimental drug. The four general phases of clinical research are described below.

Phase I. Phase I includes the initial introduction of an investigational new drug into humans. Phase I studies are typically conducted in patients or healthy volunteer subjects. These studies are designed to determine the metabolism and pharmacologic actions of the drug in humans, the side effects associated with increasing doses, and, if possible, to gain early evidence on effectiveness. During phase I, sufficient information about the drug's pharmacokinetic and pharmacological effects is obtained to permit the design of well-controlled, scientifically valid, phase II studies. Phase I studies also include studies of drug metabolism, structure-activity relationships, and mechanism of action in humans, as well as studies in which investigational drugs are used as research tools to explore biological phenomena or disease processes.

Phase II. Phase II includes the controlled clinical studies to evaluate the effectiveness of the drug for a particular indication or indications in patients with the disease or condition under study and to determine the common short-term side effects and risks associated with the drug.

Phase III. Phase III studies are expanded controlled and uncontrolled trials. They are performed after preliminary evidence suggesting effectiveness of the drug has been obtained, and are intended to gather the additional information about effectiveness and safety that is needed to evaluate the overall benefit-risk relationship of the drug and to provide an adequate basis for physician labeling.

Phase IV. Phase IV studies are undertaken after the drug or treatment has been marketed to gather information on the drug's effect in various populations and any side effects associated with long-term use.

Stage 3: FDA Review for Approval. Following Phase III, the pharmaceutical company prepares reports of all studies conducted on the drug and a complete dossier on the manufacturing of the product and submits the reports to the FDA in a New Drug Application (“NDA”) or Biologic License Application. The FDA reviews the information in the NDA/BLA to determine if the drug is safe and effective for its intended use. If the FDA determines that the drug is safe and effective, the drug will be approved.

Stage 4: Marketing. After the FDA has approved the drug, the pharmaceutical company can make it available to physicians and their patients. A company may also continue to conduct research to discover new uses for the drug. Each time a new use for a drug is discovered, the drug is once again subject to the entire FDA approval process before it can be marketed for that purpose.

Manufacturing and Supply

We have limited experience in manufacturing products for clinical or commercial purposes. We produce small quantities of SIRPaFc and CD200 mAb in our laboratories for internal use.

We have established a contract manufacturing relationship for the supply of SIRPaFc that we believe will provide sufficient material for early clinical trials. In addition, we are establishing the basis for long-term commercial production capabilities. However, there can be no assurance that our contract manufacturer will be successful at scaling up and producing our product with the required quality and in the quantities and timelines that we will need for clinical and/or commercial purposes.

We expect to similarly rely on contract manufacturing relationships for any products that we may further develop, or in-license or acquire in the future. However, there can be no assurance that we will be able to successfully contract with such manufacturers on terms acceptable to us, or at all.

Contract manufacturers are subject to ongoing periodic and unannounced inspections by the FDA, the U.S. Drug Enforcement Administration and corresponding state agencies to ensure strict compliance with cGMP and other state and federal regulations. We do not have control over third-party manufacturers’ compliance with these regulations and standards, other than through contractual obligations and periodic auditing. If they are deemed out of compliance with and such regulations, approvals could be delayed, product recalls could result, inventory could be destroyed, production could be stopped and supplies could be delayed or otherwise disrupted.

If we need to change manufacturers after commercialization, the FDA and corresponding foreign regulatory agencies must approve these new manufacturers in advance, which will involve testing and additional inspections to ensure compliance with FDA regulations and standards and may require significant lead times and delay, and disruption of supply. Furthermore, switching manufacturers may be difficult because the number of potential manufacturers is limited. It may be difficult or impossible for us to find a replacement manufacturer quickly or on terms acceptable to us, or at all.

Seasonality

We have not had revenue in the previous three fiscal years. We do not expect our business to be affected by seasonality. The amount and timing of expenditures and therefore liquidity and capital resources vary substantially from period to period depending on the number of research and development programs being undertaken at any one time, the stage of the development programs, the timing of significant expenditures for manufacturing, toxicology and pharmacology studies and clinical trials, and the availability of funding from investors and prospective commercial partners.

Raw Materials

We believe that sources of raw materials pertinent to our laboratory operations and for manufacturing of our SIRPaFc product by our CMO are generally available.

Plan of Operations

Over the next 12-18 months, our primary focus is the advancement of our SIRPaFc development program to the initiation of phase I clinical studies. The major tasks to be performed to accomplish this include: complete cGMP manufacturing of preclinical and phase I quantities, initiate and complete Good Laboratory Practice toxicology and pharmacology studies, prepare for and attend a pre-IND meeting with the FDA, prepare and submit our IND documents for FDA approval to start the trial, and complete the establishment of relationships with a CRO, clinical sites and investigators and make all preparations for the clinical trial.

C. Organizational Structure

We have one wholly-owned subsidiary, Stem Cell Therapeutics Inc. (“SCTI”), which was incorporated under the Business Corporations Act (Alberta) on December 22, 1999 and was continued under the Business Corporations Act (Ontario) on November 12, 2003 and then extra-provincially registered in Alberta on January 11, 2005. This inactive subsidiary was dissolved on September 17, 2014.

D. Property, Plants and Equipment

We operate from approximately 10,000 square feet of leased laboratory and office space at 96 Skyway Avenue, Toronto, Ontario, Canada, M9W 4Y9. We perform research and development in our facility and use qualified vendors and collaborators to conduct research and development and manufacturing on our behalf. We incur capital expenditures mainly for laboratory equipment, office equipment, computer equipment and leaseholds in the operation of our business. As at September 30, 2014 the net carrying value of our property and equipment was $221,424.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations for the three and nine months ended September 30, 2014 and 2013, the years ended December 31, 2013 and 2012, and the years ended December 31, 2012 and 2011, should be read in conjunction with our consolidated financial statements and related notes included in this registration statement in accordance with “Item 8. Financial Information”. Our consolidated financial statements were prepared in accordance with IFRS as issued by the IASB.

See “Item 17. Financial Statements” and the notes to the financial statements included as part of this registration statement for a discussion of the significant accounting policies and significant estimates and judgments required to be made by management.

A. Operating Results

For the three and nine months ended September 30, 2014 and 2013

Net loss for the three months ended September 30, 2014 of $2,526,527 exceeded the loss of $1,294,820 for the same period in 2013 due mainly to higher costs for SIRPaFc development, personnel, share-based compensation expense for stock options, and share listing and professional fees. Net loss for the nine months ended September 30, 2014 of $8,666,958 exceeded the loss of $3,007,085 for the same period in 2013 due mainly to the inclusion of Trillium Privateco results for nine months in 2014, including personnel and the SIRPaFc program costs, compared to approximately six months in 2013, higher share-based compensation on the issuance of stock options and deferred share units, higher professional fees, and due to the impairment loss on the return of the tigecycline rights to UHN.

Research and Development

Components of research and development expenses for the three months ended September 30 were as follows:

		2014		2013
	$		$
Research and development programs excluding the below items		1,419,374		595,472
Salaries, fees and short-term benefits		543,665		364,499
Share-based compensation		244,552		26,487
Amortization of intangible assets		84,837		202,471
Depreciation of property and equipment		11,649		5,175
Tax credits		(214,100)		(141,057)
		2,089,977		1,053,047

Components of research and development expenses for the nine months ended September 30 were as follows:

		2014		2013
	$		$
Research and development programs excluding the below items		3,242,449		1,009,308
Salaries, fees and short-term benefits		1,593,041		847,182
Share-based compensation		1,367,829		184,928
Amortization of intangible assets		525,939		412,228
Impairment of intangible assets		429,763		-
Depreciation of property and equipment		31,779		9,600
Tax credits		(429,939)		(188,467)
		6,760,861		2,274,779

Our research and development expenses consist primarily of personnel-related costs, manufacturing and preclinical study services costs for external service providers, patent fees, share-based compensation and amortization of intangible assets.

The increase in program costs in the three months ended September 30, 2014 was due mainly to an increase in SIRPaFc expenses of $1,042,823 related to manufacturing and preclinical studies, partially offset by lower patent costs due to discontinued technologies. Personnel costs increased due to higher staffing and salaries compared to 2013. Share-based compensation was higher due to a larger number of options issued in 2014 compared to the prior year period. After a review of the tigecycline program, we returned the rights to UHN and recorded an impairment loss of $429,763 in the second quarter of 2014. R&D tax credits recorded were $214,100 for the third quarter of 2014 commensurate with the higher level of development activity compared to the prior period.

The increase in research and development expenses for the nine months ended September 30, 2014 over the prior year period was due mainly to the inclusion of Trillium Privateco in 2014 for nine months compared to just under six months in 2013. Program costs increased for the nine months ended September 30, 2014 due mainly to an increase in SIRPaFc expenses of $1,978,203 related to manufacturing and preclinical studies, an increase in tigecycline costs of $284,019, and costs for our laboratory and office space for three additional months. Personnel costs increased due mainly to Trillium Privateco’s research and development staff for nine months in 2014 compared to six months in 2013. Share-based compensation was higher due to a larger number of options issued in 2014 compared to the same period last year. Non-cash intangible asset related costs were higher from nine months of amortization in 2014 compared to six months in 2013, and the recording of the impairment loss of $429,763 in the second quarter of 2014 on the return of the tigecycline rights. R&D tax credits recorded were $429,939 for the nine months ended September 30, 2014 commensurate with the higher level of development activity compared to the prior period.

General and Administrative

Components of general and administrative expenses for the three months ended September 30 were as follows:

		2014		2013
	$		$

General and administrative, excluding the below items		253,427		137,958
Salaries, fees and short-term benefits		185,282		69,447
Share-based compensation		61,363		16,515
		500,072		223,920

Components of general and administrative expenses for the nine months ended September 30 were as follows:

		2014		2013
	$		$

General and administrative, excluding the below items		1,017,064		444,680
Salaries, fees and short-term benefits		495,908		194,728
DSU units issued for director compensation		240,000		-
Share-based compensation		384,642		92,113
		2,137,614		731,521

General and administrative expenses consist mainly of professional fees, personnel costs related to corporate activities including directors’ fees, costs for shareholder related activities including investor relations, stock exchange fees and share-based compensation.

General and administrative costs for the three months ended September 30, 2014 were higher than the comparable prior year period due mainly to higher professional fees. Personnel costs increased due mainly to higher directors’ fees and full-time administrative staff in 2014. Share-based compensation was higher than the comparable periods due mainly to a larger number of options issued in 2014.

General and administrative costs for the nine months ended September 30, 2014 were higher than the comparable prior year period due mainly to listing fees on graduation to the TSX of $162,000 and higher professional fees. Personnel costs increased due mainly to higher directors’ fees and full-time administrative staff in 2014. Share-based compensation was higher than the comparable periods due mainly to a larger number of options issued in 2014 and payment of directors’ fees in the form of DSUs in 2014.

Finance Income and Costs

Finance income for the three and nine months ended September 30, 2014 was higher than the prior year comparable periods due mainly to investment income earned on higher cash and marketable securities balances in 2014.

Finance costs for the three and nine months ended September 30, 2014 were higher than the comparable periods due mainly to interest accretion related to the loan payable and long-term liability.

For the years ended December 31, 2013 and 2012

Net loss for the year ended December 31, 2013 of $4,289,308 exceeded the loss of $1,061,502 for the year ended December 31, 2012 due mainly to higher personnel and facility costs with the inclusion of Trillium Privateco results from April 9, 2013 with a staff of 12 people, higher research and development program costs mainly due to the SIRPaFc program, higher professional fees and shareholder relations costs, higher amortization of intangible assets acquired with Trillium Privateco, and higher share-based compensation expenses.

Research and Development

Components of research and development expenses for the years ended December 31 were as follows:

		2013		2012
	$		$
Research and development programs excluding the below		1,411,264		418,479
Salaries, fees and short-term benefits		1,299,055		209,588
Share-based compensation		211,419		38,011
Amortization of intangible assets		632,779		2,000
Depreciation of property and equipment		16,010		4,382
Tax credits		(233,821)		(48,912)
		3,336,706		623,548

The increase in research and development expenses for the year ended December 31, 2013 over the prior year was due mainly to the inclusion of the Trillium Privateco results from April 9, 2013. Program costs increased with preclinical and lab expenses for the SIRPaFc program of $402,558 compared to $139,110 in the prior year for legacy programs, higher patent fees of $230,126 due in part to a favorable patent interference settlement which provided gross proceeds of US$250,000 in Q4-2012 related to legacy programs (which lowered program expenses), and lab and office facility costs of $192,155 not in the prior year. Personnel costs increased due to Trillium Privateco’s research and development staff and amortization of intangible assets increased due to the Trillium Privateco and UHN intangible assets acquired in Q2-2013.

General and Administrative

Components of general and administrative expenses for the years ended December 31 were as follows:

		2013		2012
	$		$

General and administrative, excluding the below		599,785		269,849
Salaries, fees and short-term benefits		254,952		199,943
Share-based compensation		107,463		(3,505)
		962,200		466,287

General and administrative costs for the year ended December 31, 2013 were higher than the comparable prior year due mainly to higher professional fees related to the Trillium Privateco merger and UHN license agreements, stock exchange and transfer agent fees related to the issuances of shares and warrants related to the merger and UHN license, higher share-based compensation expenses, costs of participating on the OTCQX International, and slightly higher personnel costs.

Finance Income and Costs

Finance income for the year ended December 31, 2013 was higher than the prior year due mainly to investment income earned on the $33 million financing proceeds received in December 2013. Finance costs for the year ended December 31, 2013 were higher than the comparable period due mainly to interest accretion on the loan payable and long-term liability.

For the years ended December 31, 2012 and 2011

Net loss for the year ended December 31, 2012 was $1,061,502 compared to a loss of $3,173,947 for the year ended December 31, 2011. The decrease in 2012 resulted mainly due to a cost reduction plan initiated in the second half of 2011 which reduced staff and overhead, and due to lower non-cash costs for amortization and impairment of intangible assets and share-based compensation. The net loss was also lower due to a favorable patent interference settlement which provided gross proceeds of US$250,000 to us.

Research and Development

Components of research and development expenses for the years ended December 31 were as follows:

		2012		2011
	$		$
Research and development programs excluding the below		418,479		703,828
Salaries, fees and short-term benefits		209,588		466,495
Termination costs		-		132,615
Share-based compensation		38,011		171,603
Impairment of intangible assets		-		665,416
Amortization of intangible assets		2,000		243,117
Depreciation of property and equipment		4,382		9,295
Tax credits		(48,912)		(56,968)
		623,548		2,335,401

The decrease in research and development expense for the year ended December 31, 2012 from the 2011 year was due mainly to a US$250,000 favorable patent interference settlement in 2012 where we withdrew certain pending and issued patents to treat Parkinson's disease (which lowered program expenses), lower personnel and overhead costs in 2012 as we terminated three employees and sourced external management for our clinical program in the fourth quarter of 2011, and the recognition of an impairment loss in 2011 of $665,416 related to acquired technology no longer being pursued and certain patents with limited or no benefit within our development plans, and consequently determined to have no future value. Research and development expenses also decreased due to lower amortization of intangible assets, and lower share-based compensation due to fewer stock options issued in the period.

General and Administrative

Components of general and administrative expenses for the years ended December 31 were as follows:

		2012		2011
	$		$

General and administrative, excluding the below		269,849		343,861
Salaries, fees and short-term benefits		199,943		296,016
Termination costs		-		56,000
Share-based compensation		(3,505)		161,555
Depreciation of property and equipment		-		3,198
		466,287		860,630

General and administrative costs for the year ended December 31, 2012 decreased significantly from the prior year’s comparable period due to the impact of lower administrative staffing in 2012, reduced office overhead and the closure of our Calgary office in early 2012 to establish further cost savings. Share-based compensation was also lower in 2012 reflecting a net year-to-date reversal of expense due to forfeitures and no option grants to administrative staff in 2012.

Finance Income and Costs

Finance income was down in 2012 due mainly to lower investment income on lower average cash balances in the year, partially offset by a small net foreign currency gain on U.S. dollar balances. Finance costs were lower due mainly to a net foreign exchange loss in 2011 whereas there was a small net gain in 2012.

B. Liquidity and Capital Resources

Since inception, we have financed our operations primarily from sales of equity, proceeds from the exercise of warrants and stock options, and from interest income on funds available for investment.

Our primary capital needs are for funds to support our scientific research and development activities including manufacturing, preclinical and clinical trials, administrative costs and for working capital.

We have experienced operating losses and cash outflows from operations since incorporation, will require ongoing financing in order to continue our research and development activities, and we have not earned significant revenue or reached successful commercialization of our products. Our future operations are dependent upon our ability to finance our cash requirements which will allow us to continue our research and development activities and the commercialization of our products. There can be no assurance that we will be successful in continuing to finance our operations.

We filed a base shelf prospectus with the British Columbia, Alberta, Manitoba, Ontario and Nova Scotia securities commissions in Canada on May 26, 2014 that provides that we may sell under the prospectus from time to time over the following 25 months up to $50 million, in one or more offerings, of common shares, First Preferred shares, warrants to purchase common shares, or units comprising common shares, First Preferred shares and warrants.

We believe we have sufficient resources available to support our activities for at least the next 12 months of operations.

There are a significant number of warrants outstanding, some of which are in-the-money and may provide future liquidity. See “Item 10.A Warrants”.

September 30, 2014 Compared to December 31, 2013

Our cash and marketable securities totaled $28,259,868 at September 30, 2014 compared to $32,983,104 at December 31, 2013. As at September 30, 2014, our working capital of $27,825,234 was lower compared to the amount of $32,772,281 at December 31, 2013 mainly due to cash used in operations for development programs. Accounts payable and accrued liabilities as at September 30, 2014 were $1,358,761 compared to $669,860 at December 31, 2013. The increase in accounts payable was due mainly to higher development costs and professional fees. Amounts receivable as at September 30, 2014 were $468,307 compared to $427,234 at December 31, 2013. The increase in amounts receivable was due mainly to the recording of expected refundable scientific research and development tax credits for the nine months ended September 30, 2014 partly offset by harmonized sales tax refunds received in the period.

We are indebted to the Federal Economic Development Agency for Southern Ontario under a non-interest-bearing contribution agreement dated February 1, 2012. The period of contribution ended on December 31, 2013. As at December 31, 2013, we had repayable contributions of $575,139 representing the outstanding principal balance, repayable in equal monthly installments for 60 months beginning on December 1, 2014. The loan payable bears no interest. On the acquisition of Trillium Privateco, the fair value of the loan payable was determined by discounting the loan payable using an estimated market interest rate of 15%. Interest expense accretes on the discounted loan amount until it reaches its face value at maturity.

We have a long-term liability of $66,870 related to certain discontinued technologies. This liability has been discounted using an estimated market interest rate of 15% and interest expense is accreting.

As at September 30, 2014 and in the normal course of business, we had obligations to make future payments, representing research and development contracts and other commitments that are known and committed in the amount of $3,735,000 over the next 12 months, $98,000 from 12 to 24 months, $25,000 from 24-36 months, and $25,000 each year thereafter.

We enter into research, development and license agreements in the ordinary course of business where we receive research services and rights to proprietary technologies. Milestone and royalty payments that may become due under various agreements are dependent on, among other factors, clinical trials, regulatory approvals and ultimately the successful development of a new drug, the outcome and timing of which is uncertain. Under the license agreement for SIRPaFc, we have future contingent milestones payable of $60,000 related to successful patent grants, and $100,000, $200,000 and $300,000 payable on the first patient dosed in phase I, II and III trials respectively. The regulatory milestone payments amount to $1 million on each of the submission of a first BLA in the U.S. and receipt of first regulatory approval in the U.S. and proportionate payments in other territories worldwide. The aggregate milestones payable on their first achievement under the agreement in the major markets of the U.S., Europe and Asia combined are $5,660,000. Royalties of either 3% or 1% of net revenues are due on commercial sales. Under the license agreement, Trillium is required to pay 20% of any sublicensing revenues to the licensors on the first $50 million of sublicensing revenues, and pay 15% of any sublicensing revenues to the licensors after the first $50 million of sublicensing revenue received.

We entered into two agreements with Catalent in August 2014 pursuant to which Trillium acquired the right to use a proprietary expression system for the manufacture of two SIRPaFc constructs. Consideration for each license includes potential pre-marketing approval milestones of up to U.S. $875,000 and aggregate sales milestone payments of up to U.S. $28.8 million.

We periodically enter into research and license agreements with third parties that include indemnification provisions customary in the industry. These guarantees generally require us to compensate the other party for certain damages and costs incurred as a result of claims arising from research and development activities undertaken by or on our behalf. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions could be unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the indemnification obligations prevents us from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, we have not made any indemnification payments under such agreements and no amount has been accrued in our financial statements with respect to these indemnification obligations.

December 31, 2013 Compared to December 31, 2012

Our cash and marketable securities totaled $32,983,104 at December 31, 2013 compared to $1,375,015 at December 31, 2012. The increase in our cash resources resulted from two financings in 2013 where we raised gross proceeds of $36 million.

As at December 31, 2013 our working capital was $32,772,281. Accounts payable and accrued liabilities as at December 31, 2013 were $669,860 compared to $185,258 at December 31, 2012. The increase in accounts payable was due mainly to the addition of the Trillium Privateco operations.

December 31, 2012 Compared to December 31, 2011

Our cash and cash equivalents totaled $1,375,015 at December 31, 2012 compared to $2,696,764 at December 31, 2011. As at December 31, 2012 our working capital was $1,379,970 compared to $2,400,584 at December 31, 2011. The decrease in our cash resources and working capital was due mainly to operating expenditures in 2012 as no new funding was received.

C. Research and Development, Patents and Licenses, etc.

During 2013, we refocused our product pipeline through the strategic acquisition of Trillium Privateco on April 9, 2013, which included the SIRPaFc and CD200 mAb preclinical cancer programs, and the TTI-1612 IC program which is available for out-license. On April 16, 2013, we completed a license agreement with UHN to gain rights to intellectual property related to the use of tigecycline for the treatment of leukemia. In August 2014, we returned these rights to UHN and expanded our SIRPaFc research and development program to include preclinical work on additional cancer indications and combinations with other therapies. Substantially all of our research and development resources are focused on the SIRPaFc program.

Prior to the April 2013 merger with Trillium Privateco, we were developing regenerative stem cell products and sought new technologies to develop. In July 2013, we ceased all activities associated with our pre-merger regenerative medicine neurology programs and abandoned all related intellectual property filings.

Research and development expenditures for the preceding three years were as follows:

Program	Year ended December 31, 2013 ($)	Year ended December 31, 2012 ($)	Year ended December 31, 2011 ($)
SIRPaFc	$1,913,051	-	-
Tigecycline	$642,879	-	-
TTI-1612	$328,459	-	-
Regenerative medicine programs discontinued in 2013	$409,278	$623,548	$2,335,401
Other programs	$43,039	-	-
Total	$3,336,706	$623,548	$2,335,401

Notes:

(1)

Research and development expenditures in the above table include all direct and indirect costs for the programs, personnel costs, intellectual property related costs net of recoveries, share-based compensation and research and development overhead, and is net of government assistance.

We rely on patents and licenses to enable the commercialization of our novel technologies. See “Item 4. Information on the Company” and “Item 4.B. Information on the Company – Intellectual Property”.

D. Trend Information

Historical patterns of expenditures cannot be taken as an indication of future expenditures. The amount and timing of expenditures and therefore liquidity and capital resources vary substantially from period to period depending on the number of research and development programs being undertaken at any one time, the stage of the development programs, the timing of significant expenditures for manufacturing, toxicology and pharmacology studies and clinical trials, and the availability of funding from investors and prospective commercial partners.

Expenses for the three months ended March 31, 2013 were lower due to low development activity levels while we sought new products for development. Subsequent to the April 9, 2013 Trillium Privateco merger, expenses increased significantly as we acquired twelve personnel and an approximately 10,000 square foot leased laboratory and office facility, and thereafter licensed additional technology assets from UHN. In December 2013, we completed a private placement raising gross proceeds of $33 million to advance our SIRPaFc program through phase I clinical trials. Management expects 2014 expenditures will increase significantly from 2013 levels as we advance our SIRPaFc program through IND-enabling studies, hire additional personnel, and incur increased manufacturing costs.

E. Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

F. Tabular Disclosure of Contractual Obligations

Other than as disclosed below, we did not have any contractual obligations as at December 31, 2013 relating to long-term debt obligations, capital (finance) lease obligations, operating lease obligations, purchase obligations or other long-term liabilities reflected on our balance sheet as at December 31, 2013:

Contractual Obligations(1)(6)(7)	Payments due by period ($)
	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
Long-Term Debt Obligations(2)	$575,139	$9,586	$230,064	$335,489	-
Capital (Finance) Lease Obligations	-	-	-	-	-
Operating Lease Obligations(3)	$194,192	$73,959	$71,511	$48,722	-
Purchase Obligations(4)	$63,317	$63,317	-	-	-
Other Long-Term Liabilities Reflected on our Balance Sheet(5)	$212,720	$53,180	$106,360	$53,180	-
Total	$1,045,368	$200,042	$407,935	$437,391	-

Notes:

(1)

Contractual obligations in the above table do not include amounts in accounts payable and accrued liabilities on our balance sheet as at December 31, 2013. Annual technology license fees currently approximating $60,000 are not included in the above table.

(2)	Amounts due to FedDev repayable in equal monthly installments for 60 months beginning on December 1, 2014.
(3)	Operating lease obligations for laboratory and office facilities currently expire in August 2016.
(4)	Amounts for research and development service agreements. As at September 30, 2014, purchase obligations were $3,908,000 which included contracts for manufacturing and preclinical studies.
(5)	Long-term liability related to the cessation of the development of our regenerative medicine products.
(6)

We are party to a license agreement for our SIRPaFc technology with UHN and HSC that has future milestones where the certainty and timing of reaching the milestones are unknown. Aggregate milestones under this agreement, related to major markets on their first achievement, are $5,660,000 of which management estimates that $360,000 may occur in 1 to 3 years, $300,000 may occur in 3 to 5 years and the balance more than five years, if the milestones are reached at all.

(7)

We are party to two agreements dated August 12, 2014 with Catalent Pharma Solutions, LLC related to the sale of their GPEx®-Derived Cell Line to us. Each agreement includes potential pre-marketing approval milestones of up to U.S. $875,000 and aggregate sales milestone payments of up to U.S. $28.8 million.

G. Safe harbor

Not Applicable.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT & EMPLOYEES

A. Directors and Senior Management

The following table and summary of business experience set forth the name, office held, and functions and areas of experience in the Company, principal business activities and other principal directorships of each of our Directors and senior management:

Name Present Office Held	Position Held Since	Principal Business Activities and Other Principal Directorships
Luke Beshar Director(1)	March 10, 2014	Mr. Beshar is the EVP and CFO, NPS Pharmaceuticals, Inc. a global biopharmaceutical company since January 2012 and was the SVP and CFO, NPS Pharmaceuticals, Inc. from November 2007 to December 2011.
Henry Friesen Director(1) (2)	June 28, 2011	Dr. Friesen is a Distinguished University Professor Emeritus, University of Manitoba since October 2000.
Robert Kirkman Director (1) (3)	December 17, 2013	Dr. Kirkman is President and CEO and director of Oncothyreon Inc., an oncology-focused biotechnology company since September 2006.

Michael Moore Director (2) (3)	April 9, 2013

Dr. Moore is the Executive Chair of MISSION Therapeutics Ltd. since 2012 and a Board Chair or Director of several private biopharmaceutical companies in the UK. From 2004 to 2013, Dr. Moore was the Chair of Trillium Privateco, and from 2003 to 2008, Dr. Moore was the CEO and Director, PIramed Ltd, a UK- based oncology company sold to Roche in 2008.

Thomas Reynolds Director (2)(3)	March 10, 2014

Dr. Reynolds is an independent biotechnology consultant since February 2013, and was Chief Medical Officer, Seattle Genetics, Inc., a biotechnology company focused on antibody-based therapies for the treatment of cancer from March 2007 to January 2013. Dr. Reynolds also sits on the board of MEI Pharma, Inc.

Calvin Stiller Director, Chair of the Board	July 18, 2011	Dr. Stiller is the Chair, Ontario Institute for Cancer Research, and Professor Emeritus, Western University. Dr. Stiller also sits on the board of Revera Corporation and Magor Corporation.
Niclas Stiernholm President and Chief Executive Officer, Director	Director since July 18, 2011; President and CEO since April 9, 2013

Dr. Stiernholm is the President and Chief Executive Officer of Trillium since April 9, 2013 and was the President and Chief Executive Officer of Trillium Privateco since 2002. He joined Trillium from YM BioSciences where he was Executive Vice President and Chief Scientific Officer.

Robert Uger Chief Scientific Officer	April 9, 2013

Dr. Uger is the Chief Scientific Officer of Trillium since April 9, 2013 and was the Vice President, Research of Trillium Privateco since 2003. He joined Trillium from Aventis Pasteur where he was a Senior Research Scientist involved in cancer vaccine research.

James Parsons Chief Financial Officer	August 25, 2011

Mr. Parsons is the Chief Financial Officer of Trillium since August 25, 2011 and was also the Director, Finance of Trillium Privateco. He was previously the Vice President, Finance of DiaMedica Inc. from October 2010 to May 2014, and Chief Financial Officer of Amorfix Life Sciences Ltd. from 2006 to 2010. Mr. Parsons sits on the board of Sernova Corp.

Penka Petrova Vice-President, Drug Development	April 9, 2013

Dr. Petrova is the Vice President, Drug Development of Trillium since April 9, 2013 and was the Director, Drug Development of Trillium Privateco from June 2011 to March 2013. Dr. Petrova joined Trillium Privateco from Prescient Neuropharma in 2003.

Notes:

(1)	Member of the Audit Committee.
(2)	Member of the Corporate Governance and Nominating Committee.
(3)	Member of the Compensation Committee.

Summary of Business Experience and Functions within the Company

Luke Beshar, CPA - Director, Chair of the Audit Committee

Mr. Beshar is Executive Vice President and Chief Financial Officer of NPS Pharmaceuticals. He joined NPS Pharmaceuticals in 2007 and has been responsible for financial management, investor relations, information technology, technical operations, supply-chain management, facilities, project management, contracts and outsourcing and strategic and alliance management. Prior to joining NPS, Mr. Beshar served as Executive Vice President and Chief Financial Officer of Cambrex Corporation, a global life sciences company. Mr. Beshar began his career with Arthur Andersen & Co. and is a certified public accountant.

He obtained his bachelor's degree in Accounting and Finance from Michigan State University and is a graduate of The Executive Program at the Darden Graduate School of Business at the University of Virginia.

Dr. Henry Friesen - Director

Dr. Friesen was the President of the Canadian Government's Medical Research Council, and the architect and lead champion for the creation the Canadian Institutes for Health Research, President of the National Cancer Institute of Canada and President of the Canadian Society for Clinical Investigation. He is the Past Founding Chair of Genome Canada. A Fellow of the Royal Society of Canada, Dr. Friesen was named a Companion of the Order of Canada and was inducted into the Canadian Medical Hall of Fame in 2001 and, later the Order of Manitoba. He was also awarded the Gairdner Foundation Wightman Award, the McLaughlin Medal of the Royal Society of Canada, and the Koch Medal, the highest award of the Endocrine Society. He was presented with the Frederic Newton Gisborne Starr Award by the Canadian Medical Association, the association's highest award, in 2006. Dr. Friesen also holds eight Honorary Doctorates from Canadian universities.

Dr. Robert Kirkman - Director

Dr. Kirkman has served as Oncothyreon's President and Chief Executive Officer since September 2006. From 2005 to 2006, he was acting President and Chief Executive Officer of Xcyte Therapies, which concluded a merger with Cyclacel Pharmaceuticals, both development-stage biopharmaceutical companies, in March of 2006. From 2004 to 2005, Dr. Kirkman was Chief Business Officer and Vice President of Xcyte. From 1998 to 2003, Dr. Kirkman was Vice President, Business Development and Corporate Communications of Protein Design Labs, a biopharmaceutical company. Dr. Kirkman holds a M.D. degree from Harvard Medical School and a B.A. in economics from Yale University.

Dr. Michael Moore - Director

Dr. Moore is currently Executive Chairman, MISSION Therapeutics Limited, a UK drug discovery company targeting deubiquitinating enzymes for multiple disease indications. He also holds non-executive positions with other UK biopharmaceutical companies. From 2004-2013, Dr Moore was non-executive chair of Trillium Privateco and from 2003-2008 Chief Executive Officer and Director of PIramed Ltd, a UK-based biotechnology company developing small molecule drugs against the PI-3 kinase superfamily, which was acquired by Roche. Prior to PIramed, he held several progressive positions at Xenova Group plc (1988-2003), including Chief Scientific Officer and Research Director. Dr. Moore held a tenured Cancer Research Campaign position (1980) at the Paterson Institute for Cancer Research, was Honorary Reader in Immunology and Oncology at the University of Manchester Medical School (1986), and Editor-in-chief, British Journal of Cancer (1983). Dr. Moore received his PhD (Faculty of Pure Science) and DSc (Faculty of Medicine) from Nottingham University and has more than 150 scientific publications.

Dr. Thomas Reynolds - Director

Dr. Reynolds served as Chief Medical Officer of Seattle Genetics from March 2007 until his retirement in February, 2013. While at Seattle Genetics, he was responsible for building and leading an integrated clinical development, regulatory and medical affairs organization, highlighted by the development and approval of ADCETRIS. From 2002 to 2007, Dr. Reynolds served at ZymoGenetics (acquired by Bristol-Myers Squibb in 2010), most recently as Vice President, Medical Affairs, where he oversaw the clinical development and regulatory filing of RECOTHROM. Previously, he was Vice President, Clinical Affairs at Targeted Genetics, and before that he was at Somatix Therapy (acquired by Cell Genesys in 1997). Dr. Reynolds received his M.D., and Ph.D. in Biophysics, from Stanford University and a B.A. in Chemistry from Dartmouth College.

Dr. Calvin Stiller - Director, Chair of the Board of Directors

Dr. Stiller is a Member of the Order of Canada and the Order of Ontario, was the recipient of the Canada Gairdner Wightman Award in 2011 (awarded to a Canadian who has demonstrated outstanding leadership in medicine and medical science) and was inducted into the Canadian Medical Hall of Fame in 2010. Dr. Stiller is chair of the Ontario Institute for Cancer Research, the former chair of Genome Canada and is Professor Emeritus in the Departments of Medicine, and Immunology and Bacteriology at the University of Western Ontario. Dr. Stiller founded the J. Allyn Taylor International Prize in Medicine, co-founded the Medical and Related Sciences Research District (“MaRS”), was the Chair of the Ontario Research and Development Challenge Fund Board and was the co-founder of four venture capital funds of over $500 million. He serves on the boards of a number of private and public companies, was founding Chair of Trillium Privateco and was chair of Verio Therapeutics, a Canadian stem cell company that was acquired in 2010 by Fate Corporation, a California-based regeneration company. Together with Robert Klein (the founder of the California Institute of Regenerative Medicine, a state agency responsible for granting approximately $3 billion in stem cell research funding), he co-founded the Cancer Stem Cell Initiative, a Canada-California consortium that has been productive in the search for and identification of cancer stem cells. He serves on the board of Revera Corporation, one of the nation’s largest seniors' accommodation, health and long-term care and services companies.

Dr. Niclas Stiernholm - President and Chief Executive Officer, Director

Dr. Stiernholm became the President and Chief Executive Officer on our merger with Trillium Privateco in April 2013. Previously, as President and Chief Executive Officer of Trillium Privateco since 2002, Dr. Stiernholm spearheaded the in-licensing of our development technologies, raised over $23 million in venture capital financing, and raised non-dilutive funding from several out-licensing transactions with pharmaceutical partners. Dr. Stiernholm joined Trillium Privateco from YM BioSciences where he was Executive Vice President and Chief Scientific Officer. While there, he played a significant role in the success of their Initial Public Offering in 2002. Dr. Stiernholm began his industry career as a member of Allelix Biopharmaceuticals' business development office. He currently serves on the boards of AvidBiologics and Vasomune Therapeutics. He received his Ph.D. in Immunology from the University of Toronto, where he also completed his postdoctoral training.

Dr. Robert Uger - Chief Scientific Officer

Dr. Uger became the Chief Scientific Officer on our merger with Trillium Privateco in April 2013. Dr. Uger is responsible for developing and implementing our scientific direction, and overseeing both internal product development and external research discovery programs. He also acts as our scientific liaison with respect to global collaborations with academic and hospital research scientists. Dr. Uger joined Trillium Privateco in 2003 from Aventis Pasteur where he was a Senior Research Scientist involved in cancer vaccine research. He received his Ph.D. in Immunology from the University of Toronto.

James Parsons, CPA-CA - Chief Financial Officer

Mr. Parsons joined us in August 2011 and Trillium Privateco in 2003 on a part-time basis, and became full-time in June 2014. Mr. Parsons has an extensive background in the life sciences industry and over 25 years of financial management experience. Mr. Parsons was the Vice-President, Finance for DiaMedica Inc. from October 2010 to May 2014, and the Chief Financial Officer and Corporate Secretary for Amorfix Life Sciences Ltd. from 2006 to 2010 where his responsibilities included finance, administration, commercialization, risk management, and corporate governance. Mr. Parsons has been a CFO and advisor in the life sciences industry since 2000 with early-stage to late-clinical stage biotechnology companies across many therapeutic, diagnostic and device areas. Mr. Parsons has a Master of Accounting degree from the University of Waterloo and is a Chartered Professional Accountant and Chartered Accountant.

Dr. Penka Petrova - Vice President, Drug Development

Dr. Petrova became the Vice President, Drug Development on our merger with Trillium Privateco in April 2013. Dr. Petrova is responsible for managing our formal drug development efforts, including all outsourced activities to contract research organizations. In addition, she continues to serve as the Head of Trillium’s cell biology group and oversees all the in vivo studies. Dr. Petrova joined Trillium Privateco from Prescient Neuropharma in 2003, where she was a Research Scientist and was involved in identifying and characterizing novel proteins involved in neuroprotection. Dr. Petrova received her Ph.D. in Microbiology from Saarland University in Saarbruecken, Germany, where she also conducted her postdoctoral studies.

Family Relationships

There are no family relationships among our directors and senior management.

Other Arrangements

There are no arrangements or understanding with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

B. Compensation

For the year ended December 31, 2013, our directors and members of our administrative, supervisory or management bodies received compensation for services, as follows:

Name and Principal Position	Salary/ Fees earned(1) ($)	Share- based awards ($)	Option- based awards(2) ($)	Non-equity incentive plan compensation(3) ($)	Total ($)
Niclas Stiernholm(4) President & Chief Executive Officer and Director	222,500	Nil	262,679	120,000	605,179
Robert Uger (4) Chief Scientific Officer	137,750	Nil	52,536	47,500	237,786
James Parsons(5) Chief Financial Officer	106,042	Nil	26,268	25,000	157,310
Luke Beshar(6) Director	Nil	Nil	Nil	Nil	Nil
Henry Friesen Director	20,000	Nil	27,810	Nil	47,810
Robert Kirkman(6) Director	Nil	Nil	Nil	Nil	Nil
Michael Moore(6) Director	15,000	Nil	24,720	Nil	39,720
Thomas Reynolds (6) Director	Nil	Nil	Nil	Nil	Nil
Calvin Stiller Director, Chair	20,000	Nil	24,720	Nil	44,720
David Allan(7) Executive Chair and Director	161,250	Nil	30,900	Nil	192,150
James DeMesa(8) Director	20,000	Nil	20,600	Nil	40,600
Dean Peterson(8) Director	20,000	Nil	20,600	Nil	40,600

Notes:

(1)	For the year ended December 31, 2013, we compensated each director with an annual retainer of $20,000 and the chair with an additional annual retainer of $10,000.

(2)	The option-based awards value is the grant date fair value of stock options granted in the year calculated in accordance with IFRS using the Black-Scholes option pricing model.

(3)	These payments reflect cash bonuses on the achievement of the 2013 corporate objectives.

(4)

Prior to becoming the President and CEO, Dr. Stiernholm was a director of ours and received $5,000 in fees for the first quarter of 2013. Dr. Stiernholm and Dr. Uger joined us upon the acquisition of Trillium Privateco on April 9, 2013 and the salaries paid were for the period from this date to the end of 2013. Dr. Stiernholm’s annual salary for 2013 was $300,000 and Dr. Uger’s salary for 2013 was $190,000. Subsequent to the Trillium Privateco merger Dr. Stiernholm was not compensated as a director.

(5)	Mr. Parsons worked on a part-time basis in 2013.

(6)	Michael Moore, Robert Kirkman, Luke Beshar and Thomas Reynolds were appointed to the Board of Directors on April 9, 2013, December 17, 2013, March 10, 2014, and March 10, 2014, respectively.

(7)

Mr. Allan was an officer of ours to May 31, 2013, and a consultant thereafter. Mr. Allan also received compensation as a director beginning Q2-2013. David Allan resigned as a director on January 25, 2014.

(8)	Dr. DeMesa resigned as a director on March 7, 2014. Mr. Peterson resigned as a director on March 6, 2014.

Employment Agreements

Effective June 3, 2014, we entered into an employment agreement with Niclas Stiernholm which has an indefinite term and provides for his employment as President and Chief Executive Officer. The agreement provides for compensation with respect to Dr. Stiernholm’s annual base salary of $390,000 and participation in our bonus plan and stock option plan. Dr. Stiernholm’s agreement provides for severance pay of 15 months of salary plus bonus if terminated without cause and 18 months of salary plus bonus if terminated on a change in control. If the severance is as a result of a change in control, all unvested stock options will also immediately vest.

Effective June 3, 2014, we entered into an employment agreement with Robert Uger which has an indefinite term and provides for his employment as Chief Scientific Officer. The agreement provides for compensation with respect to Dr. Uger’s annual base salary of $270,000 and participation in our bonus plan and stock option plan. Dr. Uger’s agreement provides for severance pay of nine months base salary remuneration. If the severance is as a result of a change in control, all unvested stock options will also immediately vest.

Effective June 3, 2014, we entered into an employment agreement with James Parsons which has an indefinite term and provides for his employment as Chief Financial Officer. The agreement provides for compensation with respect to Mr. Parsons annual base salary of $250,000 and participation in our bonus plan and stock option plan. Mr. Parsons’ agreement provides for severance pay of nine months base salary remuneration. If the severance is as a result of a change in control, all unvested stock options will also immediately vest.

Effective June 3, 2014, we entered into an employment agreement with Penka Petrova which has an indefinite term and provides for her employment as Vice President, Drug Development. The agreement provides for compensation with respect to Dr. Petrova’s annual base salary of $205,000 and participation in our bonus plan and stock option plan. Dr. Petrova’s agreement provides for severance pay of six months base salary remuneration. If the severance is as a result of a change in control, all unvested stock options will also immediately vest.

Stock Option Plan

We have adopted a stock option plan (the “2014 Stock Option Plan”) that provides for the granting of stock options to officers, directors, employees and consultants of ours and our affiliates. The purpose of the 2014 Stock Option Plan is to advance our interests by encouraging our directors, officers and key employees and consultants retained to acquire common shares, thereby: (a) increasing the proprietary interests of such persons in us; (b) aligning the interests of such persons with the interests of our shareholders generally; (c) encouraging such persons to remain associated with us; and (d) furnishing such persons with an additional incentive in their efforts on behalf of us. As at September 30, 2014, pursuant to the 2014 Stock Option Plan, we were entitled to issue an additional 1,644,635 options.

The following is a summary only, and is qualified in its entirety by the terms and conditions of the 2014 Stock Option Plan, which is attached as an exhibit to this Form 20-F.

Administration by the Board of Directors

The 2014 Stock Option Plan is administered by our Board of Directors which has final authority and discretion, subject to the express provisions of the 2014 Stock Option Plan, to interpret the 2014 Stock Option Plan, to prescribe, amend and rescind rules and regulations relating to it and to make all other determinations deemed necessary or advisable for the administration of the 2014 Stock Option Plan. This includes the discretion of the Board of Directors to decide who will participate in the 2014 Stock Option Plan, including directors, officers, employees or consultants (the “Participants”). The Board of Directors also has authority to delegate its duties to the Compensation Committee.

Expiry

Options granted under the 2014 Stock Option Plan (the “Options”) are non-transferable, expire not later than ten years from the date of issuance and are exercisable as determined by the Board of Directors. In addition, notwithstanding the expiration date applicable to any Option, if an Option would otherwise expire during or immediately after a Blackout Period (as defined in the 2014 Stock Option Plan), then the expiration date of such Option shall be the 10th business day following the expiration of the Blackout Period, provided that in no event shall the period during which said Option is exercisable be extended beyond 10 years from the date such Option is granted to the Participant.

Exercise Price

The exercise price payable in respect of each Option may not be lower than the volume weighted average trading price of the common shares on the TSX over a period of five days preceding the date of grant.

Insider Participation Limit

The aggregate number of common shares issuable (or reserved for issuance) to Insider Participants under the 2014 Stock Option Plan or any other security-based compensation arrangement of ours and our affiliates (including, without limitation, our 2014 Deferred Share Unit Plan (the “2014 DSU Plan”), may not at any time exceed 10% of the combined total number of common shares issued and outstanding (on a non-diluted basis) and the total number of common shares into which the outstanding Series I First Preferred Shares may be converted. Common shares issued to Insider Participants under the 2014 Stock Option Plan or any other security-based arrangement of ours within a one-year period may not exceed 10% of the total number of common shares issued and outstanding (on a non-diluted basis) plus 10% of the total number of common shares into which the outstanding Series I First Preferred Shares may be converted.

Amendment Provisions

The Board of Directors has the discretion to make amendments to the 2014 Stock Option Plan and any Options granted thereunder which it may deem necessary, without having to obtain shareholder approval. Such changes include, without limitation:

•	minor changes of a “housekeeping” nature;

•

amending Options under the 2014 Stock Option Plan, including with respect to the Option Period (provided that the period during which an Option is exercisable does not exceed ten years from the date the Option is granted and that such Option is not held by an Insider Participant), vesting period, exercise method and frequency, exercise price of an Option (provided that such Option is not held by an Insider Participant) and method of determining the exercise price, assignability and effect of termination of a Participant’s employment or cessation of the Participant’s directorship;

•	changing the class of Participants eligible to participate under the 2014 Stock Option Plan;

•

accelerating vesting or extending the expiration date of any Option (provided that such Option is not held by an Insider Participant), provided that the period during which an Option is exercisable does not exceed 10 years from the date the Option is granted;

•	changing the terms and conditions of any financial assistance which may be provided by us to Participants to facilitate the purchase of common shares under the 2014 Stock Option Plan; and

•	adding a cashless exercise feature, payable in cash or securities, whether or not providing for a full deduction of the number of underlying common shares from the 2014 Stock Option Plan reserve.

Shareholder approval will be required in the case of: (i) any amendment to the amendment provisions of the 2014 Stock Option Plan; (ii) any increase in the maximum number of common shares issuable under the 2014 Stock Option Plan; and (iii) any reduction in the exercise price or extension of the Option Period benefiting an Insider Participant, in addition to such other matters that may require Shareholder approval under the rules and policies of the TSX.

Termination, Resignation, Death, etc.

Options granted under the 2014 Stock Option Plan are, and will be, evidenced by an option agreement entered between us and the Participant. Options granted under the plan terminate immediately if a Participant is dismissed with cause. If a Participant ceases to hold any position as a Participant, by reason of retirement, resignation or disability, the vested options terminate within 120 days from cessation. Under the 2014 Stock Option Plan, the Board of Directors has been provided with discretion to extend the time to termination for cessation beyond 120 days but no longer than the normal expiry of the Option. Under the 2014 Stock Option Plan, if a Participant dies, his options may be exercised by his legal representatives during the period of (and they shall terminate) one year following the date to the extent they were exercisable on the date of death. If a Participant ceases to be a director, officer or employee of, or consultant to, the Company or of one of our subsidiaries as a result of disability or illness preventing the Participant from performing the duties routinely performed by such Participant, vested options terminate 180 days from the date that the Participant ceases to serve in such capacities (or until the normal expiry date of the Options if earlier).

Change of Control

The 2014 Stock Option Plan provides that any Options outstanding immediately prior to the occurrence of a Change of Control (as defined in the plan), but which are not then exercisable, shall immediately vest and become fully exercisable upon the occurrence of a Change of Control.

Maximum Limit

The 2014 Stock Option Plan is a “rolling” and “reloading” stock option plan, meaning that Options may be granted for no more than 10% of the total number of common shares issued and outstanding (on a non-diluted basis) plus 10% of the total number of common shares into which the outstanding Series I First Preferred Shares may be converted in accordance with their terms less the number of any common shares reserved for issuance to insiders of ours pursuant to the 2014 DSU Plan. Each exercise of Options will result in a corresponding increase in the number of Options available for granting under the 2014 Stock Option Plan, up to the 10% aggregate maximum limit. There are additional restrictions in the 2014 Stock Option Plan with regard to the number of Options that may be granted which include the restriction that the aggregate number of Options granted in any 12 month period to any one person cannot exceed 5% of the aggregate total number of issued and outstanding common shares (on a non-diluted basis) and common shares into which the outstanding Series I First Preferred Shares may be converted in accordance with their terms.

Other Terms

Any consolidation or subdivision of common shares will be reflected in an adjustment to the stock options.

Deferred Share Unit Plan

Our shareholders approved the 2014 DSU Plan on May 27, 2014. The 2014 DSU Plan is intended to promote a greater alignment of long-term interests between non-executive directors and executive officers of ours and its shareholders through the issuance of deferred share units (“DSUs”). Since the value of a DSU increases or decreases with the market price of the common shares, DSUs reflect a philosophy of aligning the interests of directors and executive officers with those of the shareholders by tying compensation to share price performance. The Board of Directors intends to use DSUs issued under the 2014 DSU Plan, as well as Options issued under the 2014 Stock Option Plan, as part of our overall director and executive officer compensation program. A total of 863,310 units were issued and outstanding as at September 30, 2014.

Overview of the 2014 DSU Plan

The 2014 DSU Plan provides that, subject to the terms of the 2014 DSU Plan and such other conditions as the Board of Directors (or Compensation Committee of the Board of Directors after delegation by authority from the Board of Directors) may impose, an executive officer or director of ours (an “Eligible Person”) shall receive his or her Total Compensation in the form of DSUs. The term, “Total Compensation” includes annual and special bonuses payable to directors and executive officers and, in the case of directors, directors fees (including annual board retainers, fees for serving as Chair of the Board of Directors and/or as a Chair or member of any committee of the Board of Directors, for attending meetings of the Board of Directors or any committee thereof, and any other fees payable to directors) in the form of DSUs. The Board of Directors may use DSUs to pay bonuses and directors fees either alone or in conjunction with cash, or any combination of DSUs and cash.

The number of DSUs (including fractional DSUs, computed to three digits) to be credited to an Eligible Person for services will be determined by dividing the Awarded Amount by the Fair Market Value as at the last trading day before the date the Awarded Amount is declared by the Board of Directors. “Fair Market Value” of the Common Shares is the volume weighted average trading price of the Common Shares on the TSX for the five days immediately preceding the date in question.

An Eligible Person who has ceased to be a director or executive officer (other than as a result of death) may elect to receive one common share in respect of each whole DSU credited to the Eligible Person’s account by filing with us a notice of redemption in the form and by the time stipulated in the 2014 DSU Plan.

If the Eligible Person does not make the election on a timely basis, the Eligible Person will be deemed to have elected to redeem all of his or her DSUs.

The issuance of the common shares will be made by us as soon as reasonably possible following the election to redeem the DSUs, or being deemed to have been made, by the Eligible Person.

Maximum Number of Shares issuable under the Plan

The “Outstanding Issue” means the combined total of the number of common shares outstanding and the number of common shares into which the Series I First Preferred Shares outstanding (on a non-diluted basis) may be converted in accordance with their terms. The maximum number of common shares reserved for issuance under the 2014 DSU Plan is 66,667 on a post-consolidated basis, which is approximately 1.0% of the current Outstanding Issue.

The 2014 DSU Plan provides that the maximum number of common shares that may be reserved for issuance to Insiders (as that term is defined in the TSX’s rules) pursuant to the 2014 DSU Plan, together with any common shares issuable pursuant to any other securities-based compensation arrangement of ours (including the 2014 Stock Option Plan), will not exceed 10% of the Outstanding Issue.

In addition, the maximum number of common shares that may be issued to Insiders under the 2014 DSU Plan, together with any common shares issued to Insiders pursuant to any other securities-based compensation arrangement of ours (including the 2014 Stock Option Plan), within any one year period, will not exceed 10% of the Outstanding Issue. Also, in no event, may the number of common shares reserved for issuance to any one person pursuant to the 2014 DSU Plan and the 2014 Stock Option Plan exceed 5% of the Outstanding Issue.

Transferability

DSUs and any other rights, benefits or interests in the 2014 DSU Plan are non-transferable, except that if the Eligible Person dies, the legal representatives of the Eligible Person will be entitled to receive the amount of any payment otherwise payable to the Eligible Person in accordance with the provisions 2014 DSU Plan.

Amendments to the 2014 DSU Plan

The Board of Directors has the discretion to make amendments to the 2014 DSU Plan and any DSUs granted thereunder which it may deem necessary, without having to obtain shareholder approval. Such changes may include, without limitation:

a)	minor changes of a “housekeeping” nature;

b)

amending the terms of DSUs under the 2014 DSU Plan and method of determining the Awarded Amount and the number of DSUs that may be issued to an Eligible Person, and the assignability and effect of Terminated Service of an Eligible Person;

c)	changing the class of Eligible Persons; and

d)	changing the method and procedures to be followed with regard to the issuance of DSUs under the 2014 DSU Plan.

Shareholder approval will be required in the case of: (i) any amendment to the amendment provisions of the 2014 DSU Plan; (ii) any increase in the maximum number of common shares issuable under the 2014 DSU Plan; and (iii) such other matters that may require shareholder approval under the rules and policies of the TSX.

Termination of Service

An Eligible Person who has Terminated Service may elect to receive one common share in respect of each whole DSU credited to the Eligible Person's account, by filing a notice of redemption in the form prescribed from time to time by us on or before December 15 of the first calendar year commencing after the date on which the Eligible Person has Terminated Service. If the Eligible Person fails to file such notice on or before that December 15, the Eligible Person will be deemed to have filed a notice of redemption on that December 15 and will be deemed to have elected to redeem all of his or her DSUs. The date on which a notice is filed or deemed to be filed with the Secretary of the Company is the “Filing Date”. We may defer the Filing Date to any other date if such deferral is, in the sole opinion of ours, desirable to ensure compliance the 2014 DSU Plan. There are no causes of cessation of entitlement under the 2014 DSU Plan, including termination for or without cause.

In the event of the death of an Eligible Person, we will, within two months of the Eligible Person's death, pay cash equal to the Fair Market Value of the Shares which would be deliverable to the Eligible Person if the Eligible Person had Terminated Service in respect of the Deferred Share Units credited to the deceased Eligible Person's account (net of any Applicable Withholding Tax) to or for the benefit of the legal representative of the Eligible Person. The Fair Market Value will be calculated on the date of death of the Eligible Person.

The foregoing is a summary only, and is qualified in its entirety by the terms and conditions of the 2014 DSU Plan which is attached as an exhibit to this Form 20-F.

Termination and Change of Control Benefits

Except as disclosed above, we have no plans or arrangements in respect of remuneration received or that may be received by our directors and senior management in respect of compensating such person in the event of termination of employment (as a result of, for example, resignation, retirement, change of control) or a change in responsibilities.

Pension, Retirement or Similar Benefits

We have not set aside or accrued any amounts to provide pension, retirement or similar benefit for our directors or senior management.

C. Board Practices Term of Office

The term of office of directors expires annually at the time of the annual meeting. The directors were elected at the annual meeting of shareholders on May 27, 2014. The term of office of the officers expires at the discretion of the directors.

Service Contracts

See the disclosure under the heading “Item 6.B. Employment Agreements” for particulars of Dr. Stiernholm’s service contract. Other than as disclosed herein, we do not have any service contracts with directors which provide for benefits upon termination of employment.

Committees

We have an Audit Committee, a Corporate Governance and Nominating Committee and a Compensation Committee. Each of our committee charters is available on our website at www.trilliumtherapeutics.com.

Audit Committee

Our Audit Committee is comprised of a minimum of three members, each of whom, in the determination of the Board of Directors, satisfies the independence, financial literacy and experience requirements of applicable U.S. and Canadian securities laws, rules and guidelines, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules.

In particular:

•

each member shall be (a) an “Independent Director,” as defined in Nasdaq Marketplace Rule 5605(a)(2), and (b) “independent” within the meaning of Rule 10A-3 under the Exchange Act, and the determination of independence will be affirmatively made by the Board annually, provided that the Board may elect to take advantage of any exemption from such requirements provided in the rules of the NASDAQ Stock Market LLC (“NASDAQ”) or the Exchange Act;

•	each member shall meet the independence and financial literacy requirements set forth in Canadian National Instrument 52- 110 Audit Committees;

•	each member shall not have participated in the preparation of the financial statements of ours (or any then current subsidiary of ours) at any time during the past three years;

•

each member shall be able to read and understand fundamental financial statements in accordance with the audit committee requirements for companies listed on Nasdaq in Nasdaq Marketplace Rule 5605(c)(2)(A)(iv); and

•

at least one (1) member shall, in the judgment of the Board, be an “audit committee financial expert” within the meaning of such term in Item 407(d) of Regulation S-K under the U.S. Securities Act of 1933, as amended.

Our Audit Committee members are Mr. Luke Beshar (Chair), Dr. Henry Friesen and Dr. Robert Kirkman each of whom is a non-executive member of our Board of Directors. Our Board of Directors has determined that each of the members of the Audit Committee is financially literate and has sufficient financial expertise, and is independent within the meaning of such term in the rules of NASDAQ, the SEC and Canadian provincial securities regulatory authorities. The Board of Directors has determined that Mr. Luke Beshar is a financial expert in accordance with the rules and regulations of the SEC.

The purpose of the Audit Committee is to assist the Board of Directors in:

•	overseeing the integrity of our financial statements and our accounting and financial reporting processes and financial statement audits;

•	overseeing our compliance with legal and regulatory requirements;

•	overseeing the qualifications and independence of our registered public accounting firm (independent auditor);

•	overseeing the performance of our independent auditor; and

•

overseeing the design, implementation and ongoing effectiveness of our systems of disclosure controls and procedures, risk management systems, internal control over financial reporting and compliance with ethical standards adopted by us.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee shall be composed of at least two members of the Board, all of whom are “independent directors” within the meaning of Nasdaq Rule 5605(a)(2). In affirmatively determining the independence of any member of the Corporate Governance and Nominating Committee, the Board must consider all factors specifically relevant to determining whether a director has a relationship to us that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

All members of the Corporate Governance and Nominating Committee shall be "independent" as contemplated in National Instrument 58-101 – Disclosure of Corporate Governance Practices ("NI 58-101"), such that all members of the Corporate Governance and Nominating Committee will have no direct or indirect relationship with us that could, in the view of the Board of Directors, be reasonably expected to interfere with the exercise of his or her independent judgment.

The purpose of the Corporate Governance and Nominating Committee is to:

•	Assist the Board of Directors in identifying prospective director nominees and recommend to the Board of Directors the director nominees for each annual meeting of shareholders;

•	Recommend members for each Board committee;

•	Ensure that the Board of Directors is properly constituted to meet its fiduciary obligations to the Company and its shareholders and that the Company follows appropriate governance standards;

•	Develop and recommend to the Board of Directors governance principles applicable to the Company;

•	Oversee the succession planning for senior management; and

•	Oversee the evaluation of the Board of Directors and management.

Our Corporate Governance and Nomination Committee members are Dr. Henry Friesen (Chair), Dr. Michael Moore and Dr. Thomas Reynolds. Our Board of Directors has determined that each member of our Corporate Governance and Nomination Committee is independent within the meaning of such term in the rules of NASDAQ and Canadian provincial securities regulatory authorities.

Compensation Committee

The Compensation Committee shall be composed of at least two members of the Board, all of whom are considered “independent” of the management of the Company in accordance with the provisions of Rule 10C-1(b)(1) under the Exchange Act and NASDAQ Rule 5605(a)(2). In affirmatively determining the independence of any member of the Compensation Committee, the Board of Directors must consider all factors specifically relevant to determining whether a director has a relationship to the Company that is material to that director's ability to be independent from management in connection with the duties of a Compensation Committee member, including, but not limited to: (i) the source of compensation of such director, including any consulting, advisory or other compensatory fee paid by the Company to such director; and (ii) whether such director is affiliated with the Company, a subsidiary of the Company or an affiliate of a subsidiary of the Company.

The purpose of the Compensation Committee shall be to ensure that the compensation programs and values transferred to management through cash pay, stock and stock-based awards, whether immediate, deferred, or contingent are fair and appropriate to attract, retain and motivate management and are reasonable in view of company economics and of the relevant practices of other similar companies. The Compensation Committee will also recommend to the Board of Directors compensation arrangements for Board members.

Our Compensation Committee members are Dr. Michael Moore (Chair), Dr. Robert Kirkman and Dr. Thomas Reynolds. Our Board of Directors has determined that each member of our Compensation Committee is independent within the meaning of such term in the rules of NASDAQ and Canadian provincial securities regulatory authorities.

D. Employees

As at November 21, 2014, we had seventeen full-time employees including four senior management, eleven research and development staff and two finance and administrative staff. All employees are located at our head office and lab facilities in Toronto, Ontario, Canada.

We also use consultants and outside contractors to carry on many of our activities, including preclinical testing and validation, formulation, assay development, manufacturing, clinical and regulatory affairs, toxicology and clinical trials.

On December 31, 2013, we employed 11 full-time staff and one part-time staff. During 2012 and just prior to the merger with Trillium Privateco, we had two personnel, the Executive Chair and the Chief Financial Officer who each worked part-time. During 2011, the Company employed two full-time staff and three part-time staff. In December 2011, two full-time staff and one part-time staff were terminated on the closure of our Calgary office.

E. Share Ownership

As at November 21, 2014, our directors and senior management beneficially owned the following common shares and deferred share units of our Company:

Name and Office Held	Number of Common Shares	% of Class(1)	Number of Deferred Share Units(2)
Niclas Stiernholm President & Chief Executive Officer and Director	Nil	n/a	Nil
Robert Uger Chief Scientific Officer	Nil	n/a	Nil
James Parsons } Chief Financial Officer	Nil	n/a	Nil
Penka Petrova Vice President, Drug Development	Nil	n/a	Nil
Luke Beshar Director	Nil	n/a	4,796
Henry Friesen Director	Nil	n/a	4,796
Robert Kirkman Director	Nil	n/a	4,796
Michael Moore Director	Nil	n/a	4,796
Thomas Reynolds Director	Nil	n/a	4,796
Calvin Stiller(3) Director, Chair	29,667	0.68	4,796

Notes:

(1)	Based on 4,357,244 common shares issued and outstanding as at November 21, 2014.
(2)	Deferred share units are redeemable on a one-for-one basis for common shares only after termination of service with us.
(3)	Total of direct, indirect and other holdings where Dr. Stiller exercises control or direction.

The following table sets forth the outstanding option-based awards outstanding for each of our directors and officers as at November 21, 2014:

Name and Office Held	Option-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in- the-money options(1) ($)
Niclas Stiernholm President & Chief Executive Officer and Director	1,667 42,505 159,768 134,848	30.00 7.50 10.35 8.34	Jul 18, 2016 Apr 8, 2023 Apr 27, 2024 May 27, 2024	Nil 95,636 Nil 190,136
Robert Uger Chief Scientific Officer	8,501 42,067 33,712	7.50 10.35 8.34	Apr 8, 2023 Apr 27, 2024 May 27, 2024	19,127 Nil 47,534
James Parsons Chief Financial Officer	417 4,250 36,204 26,970	30.00 7.50 10.35 8.34	Aug 25, 2016 Apr 8, 2023 Apr 27, 2024 May 27, 2024	Nil 9,563 Nil 38,028
Penka Petrova Vice President, Drug Development	4,250 26,090 20,227	7.50 10.35 8.34	Apr 8, 2023 Apr 27, 2024 May 27, 2024	9,563 Nil 28,520
Luke Beshar Director	6,667	18.90	Mar 6, 2024	Nil
Henry Friesen Director	1,667 4,500	30.00 7.50	Jun 28, 2016 Apr 8, 2023	Nil 10,125
Robert Kirkman Director	6,667	15.30	Jan 29, 2024	Nil
Michael Moore Director	4,000	7.50	Apr 8, 2023	9,000
Thomas Reynolds Director	6,667	18.90	Mar 6, 2024	Nil
Calvin Stiller Director, Chair	1,667 4,000	30.00 7.50	Jul 18, 2016 Apr 8, 2023	Nil 9,000

Notes:

(1)

The value of the unexercised “in-the-money” options as at November 21, 2014 has been determined based on the excess of the closing price of the common shares on the TSX of $9.75 per common share over the exercise price of such options.

Our employees are eligible to participate in the 2014 Stock Option Plan. A summary of the Stock Option Plan is given under the heading “Item 6.B. – Stock Option Plan”.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

To our knowledge, there are no persons or companies who beneficially own, directly or indirectly, or exercise control or direction over, securities carrying 5% or more of the voting rights attached to any class of voting securities of ours as at November 21, 2014, except as follows:

Shareholders	# of Common Shares	% of Total Outstanding Common Shares
Merlin Nexus IV, LP	404,841	9.3%
Special Situations (various L.P.s)	404,841	9.3%
Opaleye L.P.	333,333	7.7%

These shareholders in the above table purchased common shares from us in our December 2013 private placement financing. On the acquisition of Trillium Privateco in April 2013, we issued 6,079,180 (or 202,639 post-consolidation) common shares to the shareholders of Trillium Privateco representing at the time approximately 16% ownership of our outstanding shares. Other than the December 2013 private placement and the Trillium Privateco transaction more fully described in Item 4.A. – Information on the Company, there has otherwise been no significant change in percentage ownership level by any major shareholders during the past three years.

All shareholders have the same voting rights.

As at September 18, 2014, approximately 54% of common shares and 100% of Series I First Preferred shares were held by shareholders in the United States. As at September 18, 2014, there were 65 record holders in the United States.

B. Related Party Transactions

Other than as disclosed in this registration statement, since the beginning of our preceding three financial years, there have been no transactions or loans between us and:

(a)	enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, us;

(b)	associates, meaning unconsolidated enterprises in which we have a significant influence or which have significant influence over us;

(c)	individuals owning, directly or indirectly, an interest in the voting power of us that gives them significant influence over our us, and close members of any such individual’s family;

(d)

key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of ours, including directors and senior management of us and close members of such individuals’ families; and

(e)

enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence, including enterprises owned by directors or major shareholders of us and enterprises that have a member of key management in common with us.

For the nine months ended September 30, 2014 and 2013, $7,916 and $31,667, respectively, was paid to the former Executive Chair, a director, for consulting fees. These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

Compensation

For information regarding compensation for our directors and senior management, see the information under the heading “Item 6.B. Compensation”.

C. Interests of Experts and Counsel

Not Applicable.

ITEM 8.	FINANCIAL INFORMATION

A. Financial Statements and Other Financial Information

The following financial statements and notes thereto (as applicable) in Canadian dollars are filed with and incorporated herein as part of this registration statement:

•	audited consolidated financial statements of the Company for the years ended December 31, 2013 and 2012, prepared in accordance with IFRS as issued by the IASB, including: consolidated statements of financial position, consolidated statements of loss and comprehensive loss, consolidated statements of changes in equity, consolidated statements of cash flows, and notes to the consolidated financial statements.

•

audited consolidated financial statements of the Company for the years ended December 31, 2012 and 2011, prepared in accordance with IFRS as issued by the IASB, including: consolidated statements of financial position, consolidated statements of loss and comprehensive loss, consolidated statements of changes in equity, consolidated statements of cash flows, and notes to the consolidated financial statements.

•

unaudited interim condensed consolidated financial statements of the Company for the three and nine months ended September 30, 2014 and 2013, prepared in accordance International Accounting Standard 34, Interim Financial Reporting including: consolidated statements of financial position, consolidated statements of loss and comprehensive loss, consolidated statements of changes in equity, consolidated statements of cash flows, and notes to the unaudited interim condensed consolidated financial statements.

•

audited financial statements of Trillium Privateco for the years ended June 30, 2012 and 2011, prepared in accordance with Canadian Accounting Standards for Private Enterprises (“ASPE”), including: balance sheets, statements of operations and deficit and statements of cash flows, and notes to the financial statements, including note 16 - Differences between Canadian and United States Generally Accepted Accounting Principles (“U.S. GAAP”).

•

unaudited interim condensed financial statements of Trillium Privateco for the nine months ended March 31, 2013 and 2012, prepared in accordance with ASPE, including: balance sheets, statements of operations and deficit and statements of cash flows, and notes to the unaudited interim condensed financial statements, including note 13 - Differences between Canadian and United States Generally Accepted Accounting Principles.

•

pro forma unaudited consolidated statement of loss and comprehensive loss of the Company for the year ended December 31, 2013, assuming the acquisition of Trillium Privateco occurred on January 1, 2013 rather than April 9, 2013, with explanatory notes describing the pro forma adjustments.

These financial statements can be found beginning on page F-1 of this registration statement.

Export Sales

We have no sales.

Legal Proceedings

To our knowledge, there have not been any legal or arbitration proceedings, including those relating to bankruptcy, receivership or similar proceedings, those involving any third party, and governmental proceedings pending or known to be contemplated, which may have, or have had in the recent past, significant effect our financial position or profitability.

Also, to our knowledge, there have been no material proceedings in which any director, any member of senior management, or any of our affiliates is either a party adverse to us or any of our subsidiaries or has a material interest adverse to us or any of our subsidiaries.

Policy on Dividend Distributions

We have not declared any dividends since our inception and do not anticipate that we will do so in the foreseeable future. We currently intend to retain future earnings, if any, to finance the development of our business. Any future payment of dividends or distributions will be determined by our Board of Directors on the basis of our earnings, financial requirements and other relevant factors.

B. Significant Changes

We are not aware of any significant change that has occurred since September 30, 2014 included in this Form 20-F and that has not been disclosed elsewhere in this Form 20-F.

ITEM 9.	THE OFFER AND LISTING

A. Offer and Listing Details

Price History

We were listed on the TSXV until April 22, 2014 when we delisted from the TSXV and began trading on the TSX. We traded under the symbol “SSS” until June 6, 2014 when the symbol was changed to “TR”. We are also currently traded on the OTCQX International under the symbol “SCTPF”.

Five Most Recent Financial Years

The annual high and low market prices of our common shares for the five most recent full financial years on the TSXV/ TSX and since May 20, 2013 on the OTCQX International were as follows:

Year ended	TSXV in $(1)(3)		OTCQX International in US$(2)(3)
	High	Low	High	Low
December 31, 2013	18.00	4.20	14.28	4.17
December 31, 2012	18.00	4.50
December 31, 2011	42.00	12.00
December 31, 2010	165.00	13.50
December 31, 2009	63.00	12.00

Note:

(1)	Our common shares began trading on the TSX on April 22, 2014.
(2)	Our common shares began trading on the OTCQX International on May 20, 2013.
(3)	Common share market prices are restated to reflect the 30 for 1 share consolidation completed in November 2014.

Full Financial Quarters

The high and low market prices of our common shares for each full financial quarter for the two most recent full financial years on the TSXV/TSX and the OTCQX Marketplace were as follows:

Quarter ended	TSXV/TSX in $(1)(3)		OTCQX International in US$(2)(3)
	High	Low	High	Low
September 30, 2014	10.35	7.20	9.96	6.30
June 30, 2014	15.60	7.95	14.25	7.14
March 31, 2014	22.20	11.40	19.59	10.62
December 31, 2013	13.20	7.80	12.42	7.26
September 30, 2013	14.85	6.60	14.28	6.54
June 30, 2013	7.50	4.20	7.23	4.17
March 31, 2013	18.00	5.55
December 31, 2012	15.00	4.50

Note:

(1)	Our common shares began trading on the TSX on April 22, 2014.
(2)	Our common shares began trading on the OTCQX International on May 20, 2013.
(3)	Common share market prices are restated to reflect the 30 for 1 share consolidation completed in November 2014.

Most Recent Six Months

The high and low market prices of our common shares for each month for the most recent six months on the TSXV/TSX and the OTCQX Marketplace were as follows:

Month ended	TSXV/TSX in $(1)(2)		OTCQX International in US$(2)
	High	Low	High	Low
October 30, 2014	8.40	6.30	7.65	5.64
September 30, 2014	9.15	7.20	8.55	6.30
August 31, 2014	9.15	8.25	8.40	7.50
July 31, 2014	10.35	8.40	9.96	7.62
June 30, 2014	12.30	8.10	11.49	7.29
May 31, 2014	12.15	7.95	11.31	7.14
April 30, 2014	15.60	9.75	14.25	8.70

Note:

(1)	Our common shares began trading on the TSX on April 22, 2014.
(2)	Common share market prices are restated to reflect the 30 for 1 share consolidation completed in November 2014.

Transfers of Common Shares

Our common shares, with no par value, are in registered form and the transfer of our common shares is managed by our transfer agent, Computershare Investor Services Inc., 8th floor, University Avenue, Toronto, Ontario, Canada (Tel: (800) 564-6253).

B. Plan of Distribution

Not Applicable.

C. Markets

Our common shares are traded on the TSX under the symbol “TR” and on the OTCQX International Marketplace under the symbol “SCTPF”.

We currently plan to apply to have our common shares traded on the NASDAQ Capital Market upon the effectiveness of this registration statement. We cannot provide our investors with any assurance that our common shares will be listed on the NASDAQ Capital Market, or, if traded, that a public market in the United States will materialize. If our common shares are not quoted on the NASDAQ Capital Market then investors in the United States may have difficulty reselling our common shares.

D. Selling Shareholders

Not Applicable.

E. Dilution

Not Applicable.

F. Expenses of the Issue

Not Applicable.

ITEM 10.	ADDITIONAL INFORMATION

A. Share Capital

Our authorized share capital consists of an unlimited number of common shares, Class B Shares and First Preferred Shares, in each case without nominal or par value.

The holders of common shares are entitled to receive notice of and to attend all annual and special meetings of our shareholders and to one vote per share held at each such meeting, and they are entitled to receive dividends as determined and declared by our Board of Directors.

Subject to the rights of the holders of any other class of our shares entitled to receive dividends in priority to or concurrently with the holders of the common shares, our Board of Directors may in its sole discretion declare dividends on the common shares to the exclusion of any other class of shares of the Company.

In the event of our liquidation, dissolution or winding up or other distribution of our assets among our shareholders for the purpose of winding up our affairs, the holders of the common shares shall, subject to the rights of the holders of any other class of shares entitled to receive our assets upon such a distribution in priority to or concurrently with the holders of the common shares, be entitled to participate in the distribution. Such distribution shall be made in equal amounts per share on all the common shares at the time outstanding without preference or distinction.

The holders of the Class B Shares are entitled to receive notice of and to attend any meeting of our shareholders but shall not be entitled to vote any of their Class B Shares at any such meeting. Each issued and fully paid Class B Share may at any time be converted, at the option of the holder, into one common share.

The First Preferred Shares may at any time and from time to time be issued in one or more series and our the Board of Directors may before the issue thereof fix the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of, each series of First Preferred Shares.

The First Preferred Shares shall be entitled to priority over the common shares and Class B Shares and all other shares ranking junior to the First Preferred Shares with respect to the payment of dividends and the distribution of our assets in the event of our liquidation, dissolution or winding up or other distribution of our assets among our shareholders for the purpose of winding up our affairs.

The First Preferred Shares of each series rank on a parity with the First Preferred Shares of every other series with respect to priority in the payment of dividends and in the distribution of our assets in the event of our liquidation, dissolution or winding up or other distribution of our assets among our shareholders for the purpose of winding up our affairs.

During 2013, we created a new series of First Preferred Shares designated as Series I Non-Voting Convertible First Preferred Shares (“Series I Preferred Shares”). The holders of Series I Preferred Shares are not entitled to vote at any meeting of our shareholders (except in limited circumstances provided for in the Business Corporations Act (Ontario)), and they are entitled to receive dividends as determined and declared at the discretion of the Board of Directors equally on a one-for-one basis with the holders of shares of the other series of First Preferred Shares. Each issued and fully paid Series I Preferred Share may at any time be converted, at the option of the holder, into one-thirtieth (1/30th) of a common share, subject to adjustment.

As at November 21, 2014, 4,357,244 common shares were outstanding, 71,604,689 Series I Preferred Shares were outstanding and convertible into 2,386,823 common shares, and no Class B Shares were outstanding. As at November 21, 2014, 138,724,781 common share purchase warrants were outstanding and convertible into 4,624,159 common shares at a weighted average exercise price of $8.73 per common share.

As at November 21, 2014, there were 590,812 stock options outstanding to purchase common shares. The terms and conditions of such stock options are contained in the 2014 Stock Option Plan. A summary of the 2014 Stock Option Plan, is given under the heading “Item 6.E. Share Ownership – Stock Option Plan”.

As at November 21, 2014 we have issued 28,776 deferred share units. The terms and conditions of such deferred share units are contained in the 2014 DSU Plan. A summary of 2014 DSU Plan is given under the heading “Item 6.B. Compensation – Deferred Share Unit Plan”.

Warrants

Our Board of Directors authorized or ratified the issuances of the warrants set forth in the tables below and the issuance of one common share upon the due exercise of each 30 warrants in accordance with its terms and the receipt by us of the designated exercise price payable in respect of the share prior to the time of expiry on the designated expiry date.

As at December 31, 2013, we had the following outstanding warrants (on a post-consolidation basis):

Number of Warrants Outstanding	Exercise Price	Expiry Date
909,091	$48.00	March 14, 2014
814,051	$7.50	March 16, 2015
5,014,839	$6.30	December 13, 2015
17,215,000	$12.00	March 15, 2018
420,000	$12.00	March 27, 2018
117,857,142	$8.40	December 13, 2018
Total: 142,230,123

As at November 21, 2014, we had the following outstanding warrants (on a post-consolidation basis):

Number of Warrants Outstanding	Exercise Price	Expiry Date
202,800	$7.50	March 16, 2015
5,014,839	$6.30	December 13, 2015
15,230,000	$12.00	March 15, 2018
420,000	$12.00	March 27, 2018
117,857,142	$8.40	December 13, 2018
Total: 138,724,781

Stock Options

Our Board of Directors authorized or ratified the issuances of the options set forth in the tables below and the issuance of one common share upon the due exercise of each option in accordance with its terms and the receipt by us of the designated exercise price payable in respect of the share prior to the time of expiry on the designated expiry date.

As at December 31, 2013 we had the following outstanding stock options (on a post-consolidation basis):

Number of Stock Options Outstanding	Number Exercisable	Exercise Price	Expiry Date
400	400	$30.00	February 24, 2014
667	667	$7.50	June 24, 2014
100	100	$36.00	August 28, 2014
667	667	$51.00	November 24, 2014
280	280	$7.50	March 15, 2015
1,333	1,333	$30.00	August 27, 2015
1,667	1,667	$30.00	June 28, 2016
5,000	5,000	$30.00	July 18, 2016
417	324	$30.00	August 25, 2016
333	333	$30.00	June 1, 2017
85,340	28,504	$7.50	April 8, 2023
1,167	390	$7.50	May 23, 2023
Total: 97,371	Total: 39,665

As at November 21, 2014 we had the following outstanding stock options (on a post-consolidation basis):

Number of Stock Options Outstanding	Number Exercisable	Exercise Price	Expiry Date
667	667	$51.00	November 24, 2014
1,333	1,333	$30.00	March 7, 2015
1,667	1,667	$30.00	June 28, 2016
1,667	1,667	$30.00	March 6, 2015
3,334	3,334	$30.00	July 18, 2016
417	417	$30.00	August 25, 2016
333	333	$30.00	June 1, 2017
3,333	3,333	$7.50	March 6, 2015
3,333	3,333	$7.50	March 7, 2015
73,675	36,837	$7.50	April 8, 2023
1,166	583	$7.50	May 23, 2023
6,667	2,222	$15.30	January 30, 2024
13,334	4,444	$18.90	March 6, 2024
264,129	88,043	$10.35	April 17, 2024
215,757	71,919	$8.34	May 27, 2024
Total: 590,812	Total: 220,132

Deferred Share Units

As at December 31, 2013, we had not issued any deferred share units which are convertible into common shares. A total of 863,310 DSUs were issued during the nine months ended September 30, 2014 for payment of directors fees. As at November 21, 2014, we had 28,776 (post-consolidated) issued and outstanding deferred share units which are convertible into common shares.

Issuances of Common Shares

Share capital issued – for the nine months ended September 30, 2014

During the nine months ended September 30, 2014, 2,596,251 warrants were exercised for proceeds of $946,813 and 78,400 stock options were exercised for proceeds of $19,600. Also, 909,091 warrants issued March 14, 2011 with an exercise price of $1.60 expired unexercised.

During the nine months ended September 30, 2014, 3,570,476 Series I Preferred Shares were converted into common shares.

We consolidated our outstanding common shares issuing one post-consolidated share for each 30 pre-consolidated shares effective November 14, 2014 and the common shares began trading on a post-consolidated basis on November 20, 2013.

Share capital issued – for the year ended December 31, 2013

We consolidated our outstanding common shares issuing one post-consolidated share for each 10 pre-consolidated shares and the common shares began trading on a post-consolidated basis on February 6, 2013.

In March 2013, we completed an offering pursuant to a base shelf prospectus and prospectus supplement and in the U.S. pursuant to a private placement memorandum for a total of 12,735,000 units at a price of $0.25 per unit, for aggregate gross proceeds of $3,185,080 ($2,615,240 net of issuance costs). Each unit consisted of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase one common share at a price of $0.40 per share at any time prior to expiry on March 15, 2018 (12,315,000 warrants) and March 27, 2018 (420,000 warrants). In connection with the financing, we issued 814,051 compensation warrants having an aggregate fair value of $48,843 estimated using the Black-Scholes option pricing model. Each compensation warrant entitles the holder to acquire one common share at an exercise price of $0.25 per share prior to expiry on March 16, 2015.

The allocation of the $0.25 common share unit issue price to the common shares and unit warrants was based on the relative fair values of the common shares and the warrants. The fair value of the warrants was determined using the Black-Scholes option pricing model. The common shares were allocated a price of $0.20 per share and the warrants were allocated a price of $0.05 per warrant. The costs of the issue were allocated on a pro rata basis to the common shares and warrants. Accordingly, $2,092,192 was allocated to common shares and $523,048 to warrants, net of issuance costs. Assumptions used to determine the value of the unit warrants were: dividend yield of 0%; risk-free interest rate of 1.1%; expected volatility of 64%; and average expected life of 3 years. Assumptions used to determine the value of the compensation warrants were: dividend yield of 0%; risk-free interest rate of 1.0%; expected volatility of 80%; and average expected life of 2 years.

On April 9, 2013, we issued 6,079,180 common shares and 3,300,000 common share purchase warrants for partial consideration for the acquisition of Trillium Privateco.

On April 16, 2013, we issued 5,028,571 common shares and 1,600,000 common share purchase warrants as consideration for the acquisition of certain rights related to tigecycline from UHN.

On December 13, 2013, we completed a private placement of 79,247,693 common share units (each common share unit consisting of one common share and three-quarters of a common share purchase warrant) at a price of $0.21 per unit and 77,895,165 preferred share units (each preferred share unit consisting of one Series I First Preferred Share and three-quarters of a common share purchase warrant) at a price of $0.21 per unit for gross proceeds of $32,866,025 ($30,713,841 net of issuance costs). Each whole warrant entitles the holder to purchase one common share at a price of $0.28 at any time prior to expiry on December 13, 2018. In connection with the financing, we issued 5,014,839 compensation warrants having an aggregate fair value of $651,929 estimated using the Black-Scholes option pricing model. Each compensation warrant entitles the holder to acquire one common share at an exercise price of $0.21 per share prior to expiry on December 13, 2015.

The allocation of the $0.21 unit issue price to the common shares, Series I First Preferred Shares and unit warrants was based on the relative fair values of the common shares, Series I First Preferred Shares and the warrants. The fair value of the warrants was determined using the Black-Scholes option pricing model. The common shares were allocated a price of $0.16 per share, the Series I First Preferred Shares were allocated a price of $0.16 per share, and the warrants were allocated a price of $0.05 per three-quarter warrant. The costs of the issue were allocated on a pro rata basis. Accordingly, $11,488,602 was allocated to common shares, $11,292,525 to the Series I First Preferred Shares and $7,932,714 to warrants, net of issuance costs. Assumptions used to determine the value of the unit warrants were: dividend yield of 0%; risk-free interest rate of 1.2%; expected volatility of 70%; and average expected life of 3 years. Assumptions used to determine the value of the compensation warrants were: dividend yield of 0%; risk-free interest rate of 1.1%; expected volatility of 66%; and average expected life of 2 years.

All securities issued under the offering (including the compensation warrants), in Canada were subject to a four month hold and resale restrictions under Canadian securities law, and in the United States are subject to statutory resale restrictions under U.S. securities laws.

In the December 2013 private placement, subscribers who purchased preferred share units and certain subscribers who purchased common share units were subject to restrictions on the conversion and exercise of securities of ours convertible into common shares. Such subscribers cannot convert or exercise securities of ours convertible or exercisable into common shares if, after giving effect to the exercise of conversion, the subscriber and its joint actors would have beneficial ownership or direction or control over common shares in excess of 4.99% of the then outstanding common shares. This limit may be increased at the option of the subscriber on 61 days prior written notice: (i) up to 9.99%, (ii) up to 19.99%, subject to stock exchange clearance of a personal information form submitted by the subscriber, and (iii) above 19.99%, subject to stock exchange approval and shareholder approval.

Subject to receipt of any required regulatory approvals, subscribers who purchased a minimum of 10% of the securities sold under the offering have been given rights to purchase securities of ours in future financings to enable each such subscriber to maintain its percentage holding in us for so long as the subscriber holds at least 10% of the outstanding common shares on a fully-diluted basis.

Share capital issued – for the year ended December 31, 2012

There were no common or preferred shares issued in the year ended December 31, 2012.

Share capital issued – for the year ended December 31, 2011

On March 24, 2011, we completed an offering pursuant to a base shelf prospectus and prospectus supplement of 18,181,819 units at a price of $0.11 per unit, for aggregate gross proceeds of $2,000,000 ($1,580,379 net of issuance costs). Each unit consisted of one common share and one-half common share purchase warrant. Each whole warrant entitles the holder to purchase one common share at a price of $0.16 per share at any time prior to expiry on March 24, 2014. In connection with the financing, we issued 1,272,727 compensation warrants having an aggregate fair value of $91,636 estimated using the Black-Scholes option pricing model. Each whole compensation warrant entitles the holder to acquire one common share at an exercise price of $0.11 per share prior to expiry on March 24, 2013.

The allocation of the $0.11 common share unit issue price to the common shares and warrants was based on the relative fair values of the common shares and the warrants. The fair value of the warrants was determined using the Black-Scholes option pricing model. The common shares were allocated a price of $0.081 per share and the warrants were allocated a price of $0.029 per warrant. The costs of the issue were allocated on a pro rata basis to the common shares and warrants. Accordingly, $1,163,734 was allocated to common shares and $416,645 to warrants, net of issuance costs. Assumptions used to determine the value of the warrants and the compensation warrants were: dividend yield of 0%; risk-free interest rate of 2.8%; expected volatility of 130%; and average expected life of 36 and 24 months, respectively.

During the year ended December 31, 2011, 100,000 common shares were issued on the exercise of stock options for gross proceeds of $10,000.

Shareholder Rights Plan

On October 17, 2013 our shareholders adopted a shareholder rights plan (the “2013 Rights Plan”) and approved certain amendments on May 27, 2014 (the “Rights Plan Amendment” which together with the 2013 Rights Plan may be referred to as the “Rights Plan”).

Purpose of the Rights Plan

Many public companies in Canada have shareholder rights plans in effect. While securities legislation in Canada requires a take-over bid to be open for at least 35 days, the Board of Directors is concerned that this is too short a time for companies that are subject to unsolicited take-over bids to be able to respond to ensure that shareholders are offered full and fair value for their shares. The Rights Plan is designed to give our shareholders sufficient time to properly assess a take-over bid without undue pressure and to give the Board of Directors time to consider alternatives designed to allow our shareholders to receive full and fair value for their common shares.

The Board of Directors is also concerned that current Canadian take-over bid rules permit a person or company to obtain control or effective control of the Company without treating all shareholders equally. The Rights Plan is not intended to prevent a take-over bid or deter offers for common shares. It is designed to encourage any bidder to provide shareholders with equal treatment and full and fair value for their common shares.

Summary of the Rights Plan

The following is a summary of the principal terms of the Rights Plan, which is qualified in its entirety by reference to the text of the Rights Plan which is filed as an exhibit to this Form 20-F. All capitalized terms used in this summary without definition have the meanings attributed to them in the Rights Plan.

Effective Date and Term

The 2013 Rights Plan came into effect on September 16, 2013 and the Rights Plan Amendment was approved by the shareholders on May 27, 2014. Subject to periodic confirmation by shareholders as discussed below, the Rights Plan will remain in effect until the termination of our annual meeting in the year 2016.

Issue of Rights

Immediately upon the Rights Plan coming into effect, one right (“Right”) was issued and attached to each common share outstanding and will attach to each common share subsequently issued.

Rights Exercise Privilege

The Rights will separate from the common shares and will be exercisable on the close of business on the tenth trading day (the “Separation Time”) after the earlier of the date on which a person has acquired 20% or more of, or a person commences or announces a take-over bid for, our outstanding common shares, other than by an acquisition pursuant to a Permitted Bid or a Competing Permitted Bid. The acquisition by a person (an “Acquiring Person”) of 20% or more of the common shares is referred to as a “Flip-in Event”. When a Flip-in Event occurs each Right (except for Rights beneficially owned by an Acquiring Person or certain transferees of an Acquiring Person, which Rights will be void pursuant to the Rights Plan) becomes a right to purchase from us, upon exercise thereof in accordance with the terms of the Rights Plan, that number of common shares having an aggregate market price on the date of consummation or occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price. The Exercise Price for the Rights provided for in the Rights Plan is $100. As an example, if at the time of the Flip-in Event the common shares have a market price of $25.00, the holder of each Right would be entitled to receive $200 (twice the Exercise Price) in market value of the common shares (8 common shares) for $100, i.e. at a 50% discount.

The issue of the Rights is not initially dilutive. However, upon a Flip-in Event occurring and the Rights separating from the common shares, reported earnings per share may be affected. Holders of Rights not exercising their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. Any offer other than a Permitted Bid, a competing Permitted Bid or a bid for which the Board of Directors has waived the application of the Rights Plan to a particular Flip-in Event (see “Waiver” below) will become prohibitively expensive for the Acquiring Person. The Rights Plan is therefore designed to require any person interested in acquiring more than 20% of the common shares to do so by way of a Permitted Bid or a Competing Permitted Bid or to make an offer which the Board of Directors considers to represent the full and fair value of the common shares.

Exemptions for Portfolio Managers, etc.

Portfolio managers (for fully managed accounts), mutual funds and their managers, trust companies (acting in their capacities as trustees and administrators), statutory bodies whose business includes the management of funds, administrators of registered pension plans and crown agents acquiring greater than 20% of the common shares are exempted from triggering a Flip-in Event, provided that they are not making, and are not part of a group making, a take-over bid.

Grandfathered Person

A person (a “Grandfathered Person”) who was the beneficial owner of more than 20% of the outstanding common shares on September 16, 2013 is deemed not to be an Acquiring Person until it ceases to own more than 20% of the common shares or increases its beneficial ownership by more than 1% of the outstanding common shares on September 16, 2013 except in specified circumstances. To the knowledge of our senior officers, we do not have any Grandfathered Person.

Certificates and Transferability

Prior to the Separation Time, the Rights will be evidenced by a legend imprinted on our common share certificates and will not be transferable separately from the common shares. Common share certificates do not need to be exchanged to entitle a Shareholder to these Rights. The legend will be on all new certificates we issue after the Effective Date. From and after the Separation Time, the Rights will be evidenced by Rights certificates and will be transferable separately from the common shares.

Permitted Bid Requirements

The Permitted Bid requirements include the following:

(a)	the take-over bid must be made by way of a take-over bid circular;

(b)	the take-over bid must be made to all holders of common shares (other than the bidder);

(c)

the take-over bid provides that no common shares tendered pursuant to the take-over bid may be taken up prior to the expiry of a 60 day period following the date of the bid and unless at such date more than 50% of the common shares held by the Independent Shareholders (i.e. the shareholders, other than the bidder, its affiliates and persons acting jointly or in concert and certain other persons), have been tendered to the take-over bid and not withdrawn;

(d)	the take-over bid must be open for acceptance for a minimum period of 60 days;

(e)	the common shares deposited pursuant to the bid may be withdrawn until taken up or paid for; and

(f)

if the minimum deposit condition described in (iii) above has been satisfied, the bidder must make a public announcement of that fact and the take-over bid must remain open for deposits of common shares for an additional 10 business days from the date of such public announcement.

The Rights Plan allows for a competing Permitted Bid (a “Competing Permitted Bid”) to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all of the requirements of a Permitted Bid except that no Common Shares will be taken up or paid for pursuant to the Competing Permitted Bid prior to the close of business on a date that is no earlier than the later of:

(a)	35 days after the date of the Competing Permitted Bid; and

(b)	the 60th day after the earliest date on which any other Permitted Bid that is then in existence was made.

Waiver

The Board of Directors, acting in good faith may, prior to the occurrence of a Flip-in Event, waive the application of the Rights Plan to a particular Flip-in Event (an “Exempt Acquisition”) where the take-over bid is made by a take-over bid circular to all holders of common shares. Where the Board of Directors exercises the waiver power for one take-over bid, the waiver will also apply to any other take-over bid for us made by a take-over bid circular to all holders of common shares prior to the expiry of any other bid for which the Rights Plan has been waived.

Redemption

The Board of Directors, with the approval of the majority of votes cast by Shareholders (or the holders of the Rights if the Separation Time has occurred) voting in person and by proxy, at a meeting duly called for that purpose, may redeem all of the then outstanding Rights at $0.000001 per Right as adjusted by the terms of the Rights Plan. Rights shall be automatically redeemed following completion of a Permitted Bid, Competing Permitted Bid or Exempt Acquisition.

Protection Against Dilution

The Rights Plan contains detailed provisions regarding adjustments to the Exercise Price and the number and nature of the securities that may be purchased upon exercise of Rights outstanding to prevent dilution in the event of certain declarations of dividends, or consolidation of outstanding common shares, issuances of common shares (or other securities or rights) in respect of or in lieu of an exchange for existing common shares or other changes in the common shares.

Amendment

The Board of Directors may amend the Rights Plan with the approval of a majority of votes cast by Shareholders (or the holders of the Rights if the Separation Time has occurred) voting in person and by proxy at a meeting duly called for that purpose. The Board of Directors, without such approval, may correct clerical or typographical errors and, subject to the subsequent approval as noted above at the next meeting of the Shareholders (or holders of Rights, as the case may be), may make amendments to the Rights Plan to maintain its validity due to changes in applicable legislation.

B. Memorandum and Articles of Association

Incorporation

On November 7, 2013 we were continued, and we became a corporation subsisting, under the Business Corporations Act (Ontario) (“OBCA”). Our Ontario corporation number is 1916667 and our business number is 864092275. A copy of our articles of incorporation has been filed as an exhibit to this Form 20-F.

Objects and Purposes of Our Company

Our articles of incorporation do not contain and are not required to contain a description of our objects and purposes. There is no restriction contained in our articles of incorporation on the business that we may carry on.

Voting on Certain Proposal, Arrangement, Contract or Compensation by Directors

Other than as disclosed below, neither our articles nor our corporate by-laws restrict our directors’ power to (a) vote on a proposal, arrangement or contract in which the directors are materially interested or (b) to vote with regard to compensation payable to themselves or any other members of their body in the absence of an independent quorum.

Our corporate by-laws provide that a director or officer who: (a) is a party to; or (b) is a director or an officer of, or has a material interest in, any person who is a party to; a material contract or transaction or proposed material contract or transaction with us shall disclose the nature and extent of such director's or officer's interest at the time and in the manner provided by the OBCA. Any such contract or transaction or proposed material contract or transaction shall be referred to our Board of Directors or shareholders for approval in accordance with the OBCA even if such contract or proposed material contract or transaction is one that in the ordinary course of our business would not require approval by our Board of Directors or shareholders, and a director interested in a contract or transaction so referred to our Board of Directors shall not attend any part of a meeting of our Board of Directors during which the contract or transaction is discussed and shall not vote on any resolution to approve such contract or transaction except as provided by the OBCA.

Subject to our articles and any unanimous shareholder agreement, our directors shall be paid such remuneration for their services as our Board of Directors may from time to time determine. Our directors shall also be entitled to be reimbursed for travelling and other expenses properly incurred by them in attending meetings of our Board of Directors or any committee thereof.

The OBCA provides that a director who holds a disclosable interest in a contract or transaction into which we have entered or propose to enter shall not attend any part of a meeting of directors during which the contract or transaction is discussed and shall not vote on any resolution to approve the contract or transaction unless it is a contract or transaction: (i) relating primarily to such director's remuneration as a director of the company or one of our affiliates; (ii) for indemnity or insurance for the benefit of such director in his/her capacity as a director; or (iii) with one of our affiliates.

A director or officer who holds a disclosable interest in a contract or transaction into which we have entered or propose to enter is not accountable to us or our shareholders for any profit or gain realized from the contract or transaction and the contract or transaction is neither void nor voidable by reason only of that relationship or by reason only that the director is present at or is counted to determine the presence of a quorum at the meeting of directors that authorized the contract or transaction, if the director or officer disclosed his or her interest in accordance with the OBCA and the contract or transaction was reasonable and fair to us at the time it was approved.

The OBCA provides that a director or officer generally holds a disclosable interest in a contract or transaction if either (a) the director or officer is a party to the contract or transaction with us and such contract or transaction is material to us; or (b) the director or officer is a director or an officer of, or has a material interest in, any person who is a party to a material contract or transaction or proposed material contract or transaction with us.

Borrowing Powers of Directors

Our corporate by-laws provide that, if authorized by our directors, we may:

•	borrow money upon our credit;
•	issue, reissue, sell or pledge debt obligations, including bonds, debentures, notes or other evidences of indebtedness or guarantees, whether secured or unsecured;
•	give a guarantee on our behalf to secure performance of an obligation of any person; and
•

mortgage, hypothecate, pledge or otherwise create a security interest in all or any currently owned or subsequently acquired real or personal, movable or immovable, property of the Company including book debts, rights, powers, franchises and undertakings, to secure any such bonds, debentures, notes or other evidences of indebtedness or guarantee or any other present or future indebtedness, liability or obligation of the Company.

Amendment to the borrowing powers described above requires an amendment to our corporate by-laws. Our corporate by-laws do not contain any provisions in connection with amending the by-laws. The OBCA provides that our Board of Directors may by resolution, make, amend or repeal any by-laws that regulate our business and affairs and that the Board of Directors will submit such by-law, amendment or repeal to our shareholders at the next meeting of shareholders and the shareholders may, by ordinary resolution, confirm, reject or amend the by-law, amendment or repeal.

Qualifications of Directors

Under our articles and corporate by-laws, a director is not required to hold a share in our capital as qualification for his or her office but must be qualified as required by the OBCA to become, act or continue to act as a director. The OBCA provides that the following persons are disqualified from being a director of a corporation: (i) a person who is less than 18 years of age; (ii) a person who has been found under the Substitute Decisions Act, 1992 or under the Mental Health Act to be incapable of managing property or who has been found to be incapable by a court in Canada or elsewhere; (iii) a person who is not an individual; and (iv) a person who has the status of a bankrupt.

Share Rights

See the discussion under the heading “Item 10.A. Share Capital” for a summary of our authorized capital and the rights attached to our common shares and preferred shares.

Procedures to Change the Rights of Shareholders

The rights, privileges, restrictions and conditions attaching to our shares are contained in our articles and such rights, privileges, restrictions and conditions may be changed by amending our articles. In order to amend our articles, the OBCA requires a resolution to be passed by a majority of not less than two-thirds of the votes cast by the shareholders entitled to vote thereon. In addition, if we resolve to make particular types of amendments to our articles, a holder of our shares may dissent with regard to such resolution and, if such shareholder so elects, we would have to pay such shareholder the fair value of the shares held by the shareholder in respect of which the shareholder dissents as of the close of business on the day before the resolution was adopted. The types of amendments that would be subject to dissent rights include without limitation: (i) to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of our shares; and (ii) to add, remove or change any restriction upon the business that we may carry on or upon the powers that we may exercise.

Meetings

Each director holds office until our next annual general meeting or until his office is earlier vacated in accordance with our articles or with the provisions of the OBCA. A director appointed or elected to fill a vacancy on our board also holds office until our next annual general meeting.

Annual meetings of our shareholders must be held at such time in each year not more than 15 months after the last annual meeting, as the Board of Directors may determine. Notice of the time and place of a meeting of shareholders must be sent not less than twenty-one days and not more than fifty days, before the meeting.

Meetings of our shareholders shall be held at our registered office or, if our Board of Directors shall so determine, at some other place in Ontario or, at some place outside Ontario if all the shareholders entitled to vote at the meeting so agree.

Our Board of Directors, the Chair of our Board, our Chief Executive Officer, or our President shall have power to call a special meeting of our shareholders at any time.

The OBCA provides that our shareholders may requisition a special meeting in accordance with the OBCA. The OBCA provides that the holders of not less than five percent of our issued shares that carry the right to vote at a meeting may requisition our directors to call a special meeting of shareholders for the purposes stated in the requisition.

Under our by-laws, the quorum for the transaction of business at a meeting of our shareholders is two or more persons, present in person or by proxy and holding in aggregate not less than 33 1/3% of our issued shares entitled to vote at such meeting.

Limitations on Ownership of Securities

Except as provided in the Investment Canada Act (Canada), there are no limitations specific to the rights of non-Canadians to hold or vote our shares under the laws of Canada or Ontario, or in our charter documents.

Change in Control

We refer you to the Rights Plan described under the heading “Item 6.E. Share Ownership – Shareholder Rights Plan”. There are no provisions in our articles or by-laws that would have the effect of delaying, deferring or preventing a change in control of our Company, and that would operate only with respect to a merger, acquisition or corporate restructuring involving our Company or our subsidiaries.

Ownership Threshold

Neither our by-laws nor our articles contain any provisions governing the ownership threshold above which shareholder ownership must be disclosed. In addition, securities legislation in Canada requires that we disclose in our proxy information circular for our annual meeting and certain other disclosure documents filed by us under such legislation, holders who beneficially own more than 10% of our issued and outstanding shares.

Upon the effectiveness of this registration statement on Form 20-F, United States federal securities laws will require us to disclose, in our annual reports on Form 20-F, holders who own 5% or more of our issued and outstanding voting shares.

Differences in Corporate Law

We are governed by the OBCA, which is generally similar to laws applicable to United States corporations. Significant differences between the OBCA and the Delaware General Corporate Law (the “DGCL”), which governs companies incorporated in the State of Delaware, include the following:

Number and Election of Directors

Delaware	Ontario

Under the DGCL, the board of directors must consist of at least one number. The number of directors shall be fixed by the bylaws of the corporation, unless the certificate of incorporation fixes the number of directors, in which case a change in the number of directors shall only be made by an amendment of the certificate of incorporation. Under the DGCL, directors are elected at annual stockholder meetings by plurality vote of the stockholders, unless a shareholder- adopted bylaw prescribes a different required vote.

Under the OBCA, the board of directors must consist of at least three members so long as Trillium remains an "offering corporation" for purposes of the OBCA, which includes a corporation whose securities are listed on a recognized stock exchange such as the NASDAQ Stock Exchange or Toronto Stock Exchange. Under the OBCA, the shareholders of a corporation elect directors by ordinary resolution at each annual meeting of shareholders at which such an election is required.

Removal of Directors

Delaware	Ontario

Under the DGCL, any or all directors may be removed with or without cause by the holders of a majority of shares entitled to vote at an election of directors unless the certificate of incorporation otherwise provides or in certain other circumstances if the corporation has cumulative voting.

Under the OBCA, the shareholders of a corporation may, by resolution passed by a majority of the vote cast thereon at a meeting of shareholders, remove a director and may elect any qualified person to fill the resulting vacancy.

Vacancies on the Board of Directors

Delaware	Ontario

Under the DGCL, vacancies and newly created directorships resulting from an increase in the authorized number of directors, may be filled by a majority of the directors then in office, although less than a quoin, or by a sole remaining director.

Under the OBCA, vacancies that exist on the board of directors may generally be filled by the board if the remaining directors constitute a quorum. In the absence of a quorum, the remaining directors shall call a meeting of shareholders to fill the vacancy.

Board of Director Quorum and Vote Requirements

Delaware	Ontario

Under the DGCL, a majority of the total number of directors shall constitute a quorum for the transaction of business unless the certificate or bylaws require a greater number. The bylaws may lower the number required for a quorum to one- third the number of directors, but no less.

Under the OBCA, subject to an Ontario corporation's articles or bylaws, a majority of the number of directors or minimum number of directors required by the articles constitutes a quorum at any meeting of directors, but in no case shall a quorum be less than two-fifths of the number of directors or minimum number of directors, as the case may be. Where a corporation has fewer than three directors, all directors must directors must be present at any meeting to constitute a quorum.

Under the DGCL, the board of directors may take action by the majority vote of the directors present at a meeting at which a quorum is present unless the certificate of incorporation or bylaws require a greater vote.

Under the OBCA, subject to an Ontario corporation's articles or bylaws, where there is a vacancy or vacancies in the board of directors, the remaining directors may exercise all the powers of the board so long as a quorum of the board remains in office.

Transactions with Directors and Officers

Delaware	Ontario

The DGCL generally provides that no transaction between a corporation and one or more of its directors or officers, or between a corporation and any other corporation or other organization in which one or more of its directors or officers, are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the board or committee which authorizes the transaction, or solely because any such director's or officer's votes are counted for such purpose, if (i) the material facts as to the director's or officer's interest and as to the transaction are known to the board of directors or the committee, and the board or committee in good faith authorizes the transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum (ii) the material facts as to the director's or officer's interest and as to the transaction are disclosed or are known to the stockholders entitled to vote thereon, and the transaction is specifically approved in good faith by vote of the stockholders; or (iii) the transaction is fair as to the corporation as of the time it is authorized, approved or ratified, by the board of directors, a committee or the stockholders.

The OBCA requires that a director or officer of a corporation who is: (i) a party to a material contract or transaction or proposed material contract or transaction with the corporation; or (ii) a director or an officer of, or has a material interest in, any person who is a party to a material contract to or transaction or proposed material contract or transaction with the corporation shall disclose in writing to the corporation or request to have entered in the minutes of meetings of directors the nature and extent of his or her interest. An interested director is prohibited from attending the part of the meeting during which the contract or transaction is discussed and is prohibited from voting on a resolution to approve the contract or transaction except in specific circumstances, such as a contract or transaction relating primarily to his or her remuneration as a director, a contract or transaction for indemnification or liability insurance of the director, or a contract or transaction with an affiliate of the corporation. If a director or officer has disclosed his or her interest in accordance with the OBCA and the contract or transaction was reasonable and fair to the corporation at the time it was approved, the director or officer is not accountable to the corporation or its shareholders for any profit or gain realized from the contract or transaction and the contract or transaction is neither void nor voidable by reason only of the interest of the director or officer or that the director is present at or is counted to determine the presence of a quorum at the meeting of directors that authorized the contract or transaction.

The OBCA further provides that even if a director or officer does not disclose his or her interest in accordance with the OBCA, or (in the case of a director) votes in respect of a resolution on a contract or transaction in which he or she is interested contrary to the OBCA, if the director or officer acted honestly and in good faith and the contract or transaction was reasonable and fair to the corporation at the time it was approved, the director or officer is not accountable to the corporation or to its shareholders for any profit or gain realized from the contract or transaction by reason only of his or her holding the office of the director or officer and the contract or transaction is not by reason only of the director's or officer's interest therein void or voidable, if the contract or transaction has been confirmed or approved by the shareholders by special resolution, on the basis of disclosure in reasonable detail of the nature and extent of the director's or officer's interest in the notice of meeting or management information circular.

Limitation on Liability of Directors

Delaware		Ontario

The DGCL permits a corporation to include a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for a breach of the director's fiduciary duty as a director, except for liability:

The OBCA does not permit the limitation of a director's liability as the DGCL does.

•	for breach of the director's duty of loyalty to the corporation or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law;

•	under Section 174 of the DGCL, which concerns unlawful payment of dividends, stock purchases or redemptions; or

•	for any transaction from which the director derived an improper personal benefit

Indemnification of Directors and Officers

Delaware	Ontario

The DGCL permits indemnification for derivative suits only for expenses (including legal fees) and only if the person is not found liable, unless a court determines the person is fairly and reasonably entitled to the indemnification.

Under the OBCA, an Ontario corporation may also, with the approval of a court, indemnify or advance moneys to an Indemnified Person in respect of an action by or on behalf of the corporation to obtain a judgment in its favour, to which the Indemnified Person is made a party because of his or her association with the corporation or other entity, against all costs, charges and expenses reasonably incurred by the Indemnified Person in connection with such action, if he or she acted honestly and in good faith with a view to the best interests of the corporation or, as the case may be, to the best interests of any other entity for which the Indemnified Person acted as a director or officer or in a similar capacity at the corporation's request. However, any such Indemnified Person is entitled under the OBCA to indemnity from the corporation in respect of all costs, charges and expenses reasonably incurred by the Indemnified Person in connection with the defence of any civil, criminal, administrative, investigative or other proceeding to which he or she is subject because of his or her association with the corporation or other entity, if such Indemnified Person (i) was not judged by a court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done, and (ii) acted honestly and in good faith with a view to the best interests of the corporation or other entity and had reasonable grounds for believing that his or her conduct was lawful.

Call and Notice of Stockholder Meetings

Delaware	Ontario

Under the DGCL, an annual or special stockholder meeting is held on such date, at such time and at such place as may be designated by the board of directors or any other person authorized to call such meeting under the corporation's certificate of incorporation or bylaws. If an annual meeting for election of directors is not held on the date designated or an action by written consent to elect directors in lieu of an annual meeting has not been taken within 30 days after the date designated for the annual meeting, or if no date has been designated, for a period of 13 months after the later of the last annual meeting or the last action by written consent to elect directors in lieu of an annual meeting, the Delaware Court of Chancery may summarily order a meeting to be held upon the application of any stockholder or director.

Under the OBCA, the directors of a corporation are required to call an annual meeting of shareholders no later than fifteen months after holding the last preceding annual meeting.

Under the OBCA, the directors of a corporation may call a special meeting at any time. In addition, holders of not less than five percent of the issued shares of a corporation that carry the right to vote at a meeting sought to be held may requisition the directors to call a meeting of shareholders.

Stockholder Action by Written Consent

Delaware	Ontario

Under the DGCL, a majority of the stockholders of a corporation may act by written consent without a meeting unless such action is prohibited by the corporation's certificate of incorporation.	Under the OBCA, a written resolution signed by all the shareholders of a corporation who would have been entitled to vote on the resolution at a meeting is effective to approve the resolution.

Stockholder Nominations and Proposals

Delaware	Ontario

Not applicable.

Under the OBCA, a shareholder entitled to vote at a shareholders' meeting may submit a shareholder proposal relating to matters which the shareholder wishes to propose and discuss at a shareholders' meeting and, subject to such shareholder's compliance with the prescribed time periods and other requirements of the OBCA pertaining to shareholder proposals, the corporation is required to include such proposal in the information circular pertaining to any meeting at which it solicits proxies, subject to certain exceptions. Notice of such a proposal must be provided to the corporation at least 60 days before the anniversary date of the last annual shareholders' meeting, or at least 60 days before any other meeting at which the matter is proposed to be raised.

In addition, the OBCA requires that any shareholder proposal that includes nominations for the election of directors must be signed by one or more holders of shares representing in the aggregate not less than five per cent of the shares or five per cent of the shares of a class or series of shares of the corporation entitled to vote at the meeting to which the proposal is to be presented.

Stockholder Quorum and Vote Requirements

Delaware	Ontario

Under the DGCL, quorum for a stock corporation is a majority of the shares entitled to vote at the meeting unless the certificate of incorporation or bylaws specify a different quorum, but in no event may a quorum be less than one-third of the shares entitled to vote. Unless the DGCL, certificate of incorporation or bylaws provide for a greater vote, generally the required vote under the DGCL is a majority of the shares present in person or represented by proxy, except for the election of directors which requires a plurality of the votes cast.

Under the OBCA, unless the bylaws otherwise provide, the holders of a majority of the shares of an OBCA corporation entitled to vote at a meeting of shareholders, whether present in person or represented by proxy, constitute a quorum.

Amendment of Governing Instrument

Delaware	Ontario

Amendment of Certificate of Incorporation. Generally, under the DGCL, the affirmative vote of the holders of a majority of the outstanding stock entitled to vote is required to approve a proposed amendment to the certificate of incorporation, following the adoption of the amendment by the board of directors of the corporation, provided that the certificate of incorporation may provide for a greater vote. Under the DGCL, holders of outstanding shares of a class or series are entitled to vote separately on an amendment to the certificate of incorporation if the amendment would have certain consequences, including changes that adversely affect the rights and preferences of such class or series.

Amendment of Articles. Under the OBCA, amendments to the articles of incorporation generally require the approval of not less than two- thirds of the votes cast by shareholders entitled to vote on the resolution.

Amendment of Bylaws. Under the DGCL, after a corporation has received any payment for any of its stock, the power to adopt, amend or repeal bylaws shall be vested in the stockholders entitled to vote; provided, however, that any corporation nay, in its certificate of incorporation, provide that bylaws may be adopted, amended or repealed by the board of directors. The fact that such power has been conferred upon the board of directors shall not divest the stockholders of the power nor limit their power to adopt, amend or repeal the bylaws.

Amendment of Bylaws. Under the OBCA, the directors may, by resolution, make, amend or repeal any bylaws that regulate the business or affairs of a corporation and they must submit the bylaw, amendment or repeal to the shareholders at the next meeting of shareholders, and the shareholders may confirm, reject or amend the bylaw, amendment or repeal.

Votes on Mergers, Consolidations and Sales of
Assets

Delaware	Ontario

The DGCL provides that, unless otherwise provided in the certificate of incorporation or bylaws, the adoption of a merger agreement requires the approval of a majority of the outstanding stock of the corporation entitled to vote thereon.

Under the OBCA, the approval of at least two- thirds of votes cast by shareholders entitled to vote on the resolution is required for extraordinary corporate actions. Extraordinary corporate actions include: amalgamations; continuances; sales, leases or exchanges of all or substantially all of the property of a corporation; liquidations and dissolutions.

Dissenter's Rights of Appraisal

Delaware	Ontario

Under the DWI, a stockholder of a Delaware corporation generally has the right to dissent flume, merger or consolidation in which the Delaware corporation is participating, subject to specified procedural requirements, including that such dissenting stockholder does not vote in favor of the merger or consolidation. However, the DGCL does not confer appraisal rights, in certain circumstances, including if the dissenting stockholder owns shares traded on a national securities exchange and will receive publicly traded shares in the merger or consolidation. Under the DGCL, a stockholder asserting appraisal rights does not receive any payment for his or her shares until the court determines the fair value or the parties otherwise agree to a value. The costs of the proceeding may be determined by the court and assessed against the parties as the court deems equitable under the circumstances.

Under the OBCA each of the following matters listed will entitle shareholders to exorcise rights of dissent and to be paid the fair value of their shares: (i) any amalgamation with another corporation (other than with certain affiliated corporations); (ii) an amendment to the corporation's articles to add, change or remove any provisions restricting the issue, transfer or ownership of that class of shares; (iii) an amendment to the corporation's articles to add, change or remove any restriction upon the business or businesses that the corporation may carry on; (iv) a continuance under the laws of another jurisdiction; (v) a sale, lease or exchange of all or substantially all the property of the corporation other than in the ordinary course of business; and (vi) where a court order permits a shareholder to dissent in connection with an application to the court for an order approving an arrangement.

However, a shareholder is not entitled to dissent if an amendment to the articles is effected by a court order approving a reorganization or by a court order made in connection with an action for an oppression remedy, unless otherwise authorized by the court. The OBCA provides these dissent rights for both listed and unlisted shares.

Under the OBCA, a stockholder may, in addition to exercising dissent rights, seek an oppression remedy for any act or omission of a corporation which is oppressive or unfairly prejudicial to or that unfairly disregards a stockholder's interests.

Anti-Takeover and Ownership Provisions

Delaware	Ontario

Unless an issuer opts out of the provisions of Section 203 of the DGCL, Section 203 generally prohibits a public Delaware corporation from engaging in a "business combination" with a holder of 15% or more of the corporation's voting stock (as defined in Section 203), referred to as an interested stockholder, for a period of three years after the date of the transaction in which the interested stockholder became an interested stockholder, except as otherwise provided in Section 203. For these purposes, the term "business combination" includes mergers, assets sales and other similar transactions with an interested stockholder.

While the OBCA does not contain specific anti- takeover provisions with respect to "business combinations", roles and policies of certain Canadian securities regulatory authorities, including Multilateral Instrument 61-101— Protection of Minority Security Holders in Special Transactions, referred to as Multilateral Instrument 61-101, contain requirements in connection with, among other things, "related party transactions" and "business combinations", including, among other things, any transaction by which an issuer directly or indirectly engages in the following with a related party: acquires, sells, leases or transfers an asset, acquires the related party, acquires or issues treasury securities, amends the terms of a security if the security is owned by the related party or assumes or becomes subject to a liability or takes certain other actions with respect to debt.

The term "related party" includes directors, senior officers and holders of more than 10% of the voting rights attached to all outstanding voting securities of the issuer or holders of a sufficient number of any securities of the issuer to materially affect control of the issuer.

Multilateral Instrument 61-101 requires, subject to certain exceptions, the preparation of a formal valuation relating to certain aspects of the transaction and more detailed disclosure in the proxy material sent to security holders in connection with a related party transaction including related to the valuation. Multilateral Instrument 61-101 also requires, subject to certain exceptions, that an issuer not engage in a related party transaction unless the shareholders of the issuer, other than the related parties, approve the transaction by a simple majority of the votes cast.

C. Material Contracts

There are no other contracts, other than those disclosed in this registration statement and those entered into in the ordinary course of our business, that are material to us and which were entered into in the last two completed fiscal years or which were entered into before the two most recently completed fiscal years but are still in effect as of the date of this registration statement:

1.

License Agreement between Trillium Privateco, UHN and The Hospital for Sick Children dated February 1, 2010 pursuant to which we licensed intellectual property relating to methods and compounds for the modulation of the SIRPa- CD47 interaction for therapeutic cancer applications. The license agreement requires us to use commercially reasonable efforts to commercialize the licensed technology. The license agreement will terminate on a country-by-country basis, in countries where a valid claim exists, when the last valid claim expires in such country, or if no valid claim exists, when the last valid claim expires in the U.S. We paid an up-front license fee of $150,000 and committed to pay an annual maintenance fee of $25,000, as well as payments on patent issuances, development milestone payments ranging from $100,000 to $300,000 on the initiation of phase I, II and III clinical trials respectively, and payments upon the achievement of certain regulatory milestones as well as royalties of either 3% or 1% of net revenues on commercial sales. The regulatory milestone payments amount to $1 million on each of the submission of a first BLA in the U.S. and receipt of first regulatory approval in the U.S. and proportionate payments in other territories worldwide. The aggregate milestones payable on their first achievement under the agreement in the major markets of the U.S., Europe and Asia combined are $5,660,000. Under the license agreement, Trillium is required to pay 20% of any sublicensing revenues to the licensors on the first $50 million of sublicensing revenues, and pay 15% of any sublicensing revenues to the licensors after the first $50 million of sublicensing revenue received.

2.

Debenture Purchase Agreement and Merger Agreement between the Company, Trillium Privateco, 2364556 Ontario Limited, and the holders of debentures issued by Trillium Privateco debenture holders dated March 25, 2013 pursuant to which we acquired Trillium Privateco. See the disclosure of the terms of the merger with Trillium Privateco under the heading “Item 4.A General Development of the Business – Acquisition of Trillium Privateco”.

3.

GPEx®-Derived Cell Line Sale Agreement between Trillium Therapeutics Inc. and Catalent Pharma Solutions, LLC dated August 12, 2014 pursuant to which we acquired the right to use the GPEx® expression system for the manufacture of TTI-621 (SIRPaFc). Consideration for the license includes potential pre-marketing approval milestones of up to U.S. $875,000 and aggregate sales milestone payments of up to U.S. $28.8 million.

4.

GPEx®-Derived Cell Line Sale Agreement between Trillium Therapeutics Inc. and Catalent Pharma Solutions, LLC dated August 12, 2014 pursuant to which we acquired the right to use the GPEx® expression system for the manufacture of TTI-622 (SIRPaFc). Consideration for the license includes potential pre-marketing approval milestones of up to U.S. $875,000 and aggregate sales milestone payments of up to U.S. $28.8 million.

5.

Shareholder rights plan between Trillium and Computershare Investor Services Inc. dated September 16, 2013 and amended June 3, 2014. This plan was approved by our shareholders on May 27, 2014. See the discussion under the heading “Item 6.E. Share Ownership – Shareholder Rights Plan”.

6.	2014 Stock Option Plan that was approved by our shareholders on May 27, 2014. See the discussion under the heading “Item 6.B. Compensation –Stock Option Plan”.

7.	2014 DSU Plan that was approved by our shareholders on May 27, 2014. See the discussion under the heading “Item 6.B. Compensation –Deferred Share Unit Plan”.

8.

Warrant Indenture between the Company and Computershare Trust Company of Canada (“Computershare”) dated March 15, 2013. This indenture provides that Computershare will act as the trust agent for the administration of the issued warrants.

9.

Warrant Indenture between the Company and Computershare Trust Company of Canada dated April 8, 2013. This indenture provides that Computershare will act as the trust agent for the administration of the issued warrants.

10.

Warrant Indenture between the Company and Computershare Trust Company of Canada dated December 13, 2013. This indenture provides that Computershare will act as the trust agent for the administration of the issued warrants.

11.

Agency Agreement between the Company, Bloom Burton & Co. Inc. and Roth Capital Partners, LLC dated December 13, 2013. Bloom Burton & Co. Inc. and Roth Capital Partners acted as the sole and exclusive agents in our December 2013 private placement to solicit, on a commercially reasonable best efforts basis, orders for the Offered Units from Purchasers resident in the Offering Jurisdictions (capitalized terms having their meaning as set out in the agreement which is attached as an exhibit to this Form 20-F). For their services, the agents received a commission equal to 6% of the total proceeds of the offering sold by the agents, and compensation warrants equal to 6% of the number of units sold by the agents, with an exercise price of $0.21 and a term of two years.

D. Exchange Controls

There are no government laws, decrees or regulations in Canada that restrict the export or import of capital or that affect the remittance of dividends, interest or other payments to non-resident holders of our common shares. Any remittances of dividends to United States residents and to other non-residents are, however, subject to withholding tax. See the discussion under the heading “Item 16.E. Taxation – United States Federal Income Taxation”.

E. Taxation

Canadian Federal Income Taxation

We consider that the following general summary fairly describes the principal Canadian federal income tax consequences applicable to a holder of our common shares who is a resident of the United States, who is not, will not be and will not be deemed to be a resident of Canada for purposes of the Income Tax Act (Canada) and any applicable tax treaty and who does not use or hold, and is not deemed to use or hold, his, her or its common shares in the capital of our Company in connection with carrying on a business in Canada (a “non-resident holder”).

This summary is based upon the current provisions of the Income Tax Act (Canada), the regulations thereunder (the “Regulations”), the current publicly announced administrative and assessing policies of the Canada Revenue Agency and the Canada-United States Tax Convention as amended by the Protocols thereto (the “Treaty”). This summary also takes into account the amendments to the Income Tax Act (Canada) and the Regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that all such Tax Proposals will be enacted in their present form. However, no assurances can be given that the Tax Proposals will be enacted in the form proposed, or at all. This summary is not exhaustive of all possible Canadian federal income tax consequences applicable to a holder of our common shares and, except for the foregoing, this summary does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax consequences described herein.

This summary is of a general nature only and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular holder or prospective holder of our common shares, and no opinion or representation with respect to the tax consequences to any holder or prospective holder of our common shares is made. Accordingly, holders and prospective holders of our common shares should consult their own tax advisors with respect to the income tax consequences of purchasing, owning and disposing of our common shares in their particular circumstances.

Dividends

Dividends paid on our common shares to a non-resident holder will be subject under the Income Tax Act (Canada) to withholding tax at a rate of 25% subject to a reduction under the provisions of an applicable tax treaty, which tax is deducted at source by our Company. The Treaty provides that the Income Tax Act (Canada) standard 25% withholding tax rate is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as our Company) to residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation resident in the United States that owns at least 10% of the voting shares of the corporation paying the dividend.

Capital Gains

A non-resident holder is not subject to tax under the Income Tax Act (Canada) in respect of a capital gain realized upon the disposition of a common share of our Company unless such share represents “taxable Canadian property”, as defined in the Income Tax Act (Canada), to the holder thereof. Our common shares generally will be considered taxable Canadian property to a non-resident holder if:

  the non-resident holder;
  persons with whom the non-resident holder did not deal at arm’s length; or
  the non-resident holder and persons with whom such non-resident holder did not deal at arm’s length,

owned, or had an interest in an option in respect of, not less than 25% of the issued shares of any class of our capital stock at any time during the 60 month period immediately preceding the disposition of such shares. In the case of a non-resident holder to whom shares of our Company represent taxable Canadian property and who is resident in the United States, no Canadian taxes will generally be payable on a capital gain realized on such shares by reason of the Treaty unless the value of such shares is derived principally from real property situated in Canada.

Rights Plan

The following commentary summarizes certain Canadian federal income tax consequences of the issuance of the Rights. It is of a general nature only and is not intended to constitute nor should it be construed to constitute legal or tax advice to any particular holder of common shares. Such shareholders are advised to consult their own tax advisors regarding the consequences of acquiring, holding, exercising or otherwise disposing of their Rights, taking into account their own particular circumstances and any applicable foreign, provincial or territorial legislation.

The Company did not receive any income for the purposes of the Income Tax Act (Canada) (the “ITA”) as a result of the issuance of the Rights. The ITA provides that the value of a right to acquire additional shares of a corporation is not a taxable benefit which must be included in computing income of a shareholder, and is not subject to non-resident withholding tax, if the right is conferred on all holders of common shares. Although the Rights are to be so conferred, the Rights could become void in the hands of certain holders of common shares upon certain triggering events occurring (such as a Flip-in Event) and, consequently, whether or not the issuance of the Rights is a taxable event is not entirely free from doubt. In any event, only the amount or value of such benefit must be included in computing income of a shareholder. We consider that the Rights have negligible monetary value because there is only a remote possibility that the Rights will ever be exercised. If the Rights are disposed of (except on exercise thereof), a holder of Rights may be subject to tax in respect of the proceeds of disposition of such Rights.

Eligibility for Investment in Canada

Provided that at all material times we remain a “public corporation” for purposes of the ITA and deal at arm’s length with each person who is an annuitant, a beneficiary, an employer or a subscriber, as the case may be, under a registered retirement savings plan, a registered retirement income fund, a deferred profit sharing plan or a registered education savings plan (collectively, the “Plans”), the Rights will be qualified investments under the ITA for the Plans.

United States Federal Income Taxation

The following is a general summary of material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of our common shares.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of common shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of common shares. Except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of common shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended, or the Canada-U.S. Tax Convention, and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of common shares that is for U.S. federal income tax purposes:

  an individual who is a citizen or resident of the U.S.;

  a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

  an estate whose income is subject to U.S. federal income taxation regardless of its source; or

  a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of common shares that is not a U.S. Holder. This summary does not address the U.S. federal income tax consequences to non-U.S. Holders arising from and relating to the acquisition, ownership, and disposition of common shares. Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences (including the potential application of and operation of any income tax treaties) relating to the acquisition, ownership, and disposition of common shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); or (h) U.S. Holders that own or have owned (directly, indirectly, or by attribution) 10% or more of the total combined voting power of our outstanding shares. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold common shares in connection with carrying on a business in Canada; (d) persons whose common shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of common shares.

If an entity or arrangement that is classified as a partnership (or “pass-through” entity) for U.S. federal income tax purposes holds common shares, the U.S. federal income tax consequences to such partnership and the partners of such partnership generally will depend on the activities of the partnership and the status of such partners (or owners). This summary does not address the tax consequences to any such partnership or partner. Partners of entities or arrangements that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of common shares.

Passive Foreign Investment Company Rules

If we were to constitute a “passive foreign investment company” under the meaning of Section 1297 of the Code, or a PFIC, for any year during a U.S. Holder’s holding period, then different and potentially adverse rules will affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of common shares. In addition, in any year in which we are classified as a PFIC, such holder may be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621.

PFIC Status of the Company

We generally will be a PFIC if, for a tax year, (a) 75% or more of our gross income is passive income (the “income test”) or (b) 50% or more of the value of our assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “asset test”). “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, rents and royalties, gains from the sale of stock and securities, and gains from commodities transactions.

For purposes of the PFIC income test and asset test described above, if we own, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, we will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and asset test described above, and assuming certain other requirements are met, “passive income” does not include interest, dividends, rents, or royalties that are received or accrued by us from “related persons” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

In addition, under attribution rules, if we are a PFIC, U.S. Holders will be deemed to own their proportionate share of the stock of any subsidiary of ours that is also a PFIC, or a Subsidiary PFIC, and will be subject to U.S. federal income tax on their proportionate share of (a) a distribution on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC.

We believe that we were classified as a PFIC during the tax year ended December 31, 2013, and may be a PFIC in future tax years. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by us (or a Subsidiary PFIC) concerning its PFIC status. Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Company and any Subsidiary PFIC.

Default PFIC Rules Under Section 1291 of the Code

If we are a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of common shares will depend on whether such U.S. Holder makes an election to treat us and each Subsidiary PFIC, if any, as a “qualified electing fund” or “QEF” under Section 1295 of the Code, or a QEF Election, or a mark-to-market election under Section 1296 of the Code, or a Mark-to-Market Election. A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.” A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of common shares and (b) any excess distribution received on our common shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for our common shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of common shares (including an indirect disposition of the stock of any Subsidiary PFIC), and any “excess distribution” received on common shares, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the respective common shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income. The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

If we are a PFIC for any tax year during which a Non-Electing U.S. Holder holds common shares, we will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether we cease to be a PFIC in one or more subsequent tax years. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above), but not loss, as if such common shares were sold on the last day of the last tax year for which we were a PFIC.

QEF Election

A U.S. Holder that makes a timely and effective QEF Election for the first tax year in which its holding period of its common shares begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its common shares. A U.S. Holder that makes a timely and effective QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) our net capital gain, which will be taxed as long-term capital gain to such U.S. Holder, and (b) our ordinary earnings, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which we are a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by us. However, for any tax year in which we are a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a timely and effective QEF Election with respect to us generally (a) may receive a tax-free distribution from us to the extent that such distribution represents “earnings and profits” of ours that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in our common shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of common shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for our common shares in which we were a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year. If a U.S. Holder does not make a timely and effective QEF Election for the first year in the U.S. Holder’s holding period for our common shares, the U.S. Holder may still be able to make a timely and effective QEF Election in a subsequent year if such U.S. Holder also makes a “purging” election to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such common shares were sold for their fair market value on the day the QEF Election is effective.

A QEF Election will apply to the tax year for which such QEF Election is timely made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, we cease to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which we are not a PFIC. Accordingly, if we become a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which we qualify as a PFIC.

U.S. Holders should be aware that there can be no assurance that we will satisfy the record keeping requirements that apply to a QEF Election, or that we will supply U.S. Holders with information that such U.S. Holders require to report under the QEF Election rules, in event that we are a PFIC and a U.S. Holder wishes to make a QEF Election. Thus, U.S. Holders may not be able to make a QEF Election with respect to their common shares. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a QEF Election.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the common shares are marketable stock. Our common shares generally will be “marketable stock” if our common shares are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and meets other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

A U.S. Holder that makes a Mark-to-Market Election with respect to its common shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such common shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for our common shares or such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to dispositions of, and distributions on, our common shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which we are a PFIC, an amount equal to the excess, if any, of (a) the fair market value of our common shares, as of the close of such tax year over (b) such U.S. Holder’s tax basis in such common shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in our common shares, over (b) the fair market value of such common shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in our common shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of common shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years).

A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless our common shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to our common shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning, because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to eliminate the application of the default rules of Section 1291 of the Code described above with respect to deemed dispositions of Subsidiary PFIC stock or distributions from a Subsidiary PFIC.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon transfers of common shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which common shares are transferred.

Additional adverse rules will apply with respect to a U.S. Holder if we are a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example under Section 1298(b)(6) of the Code, a U.S. Holder that uses common shares as security for a loan will, except as may be provided in future Treasury Regulations, be treated as having made a taxable disposition of such common shares.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with their own tax advisor regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

Ownership and Disposition of Common Shares

The following discussion is subject to the rules described above under the heading “Passive Foreign Investment Company Rules”.

Distributions on Common Shares

Subject to the PFIC rules discussed above, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to an Offered Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of ours, as computed for U.S. federal income tax purposes. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if we are a PFIC. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of ours, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in our common shares and thereafter as gain from the sale or exchange of such common shares. (See “Sale or Other Taxable Disposition of Common Shares” below). However, we may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by us with respect to our common shares will constitute ordinary dividend income. Dividends received on common shares generally will not be eligible for the “dividends received deduction”. Provided we are eligible for the benefits of the Canada-U.S. Tax Convention, dividends paid by us to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided holding period and other conditions are satisfied, including that we not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

Subject to the PFIC rules discussed above, upon the sale or other taxable disposition of common shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash plus the fair market value of any property received and such U.S. Holder's tax basis in such common shares sold or otherwise disposed of. Subject to the PFIC rules discussed above, gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, our common shares have been held for more than one year. Preferential tax rates apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Additional Considerations

Additional Tax on Passive Income

Individuals, estates and trusts whose income exceeds specified thresholds will be required to pay a 3.8% surtax on “net investment income” including, among other things, dividends and net gain from disposition of property (other than property held in specified trades or businesses). U.S. Holders should consult with their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of common shares.

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of common shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Each U.S. Holder should consult its own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the common shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the common shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisors regarding the foreign tax credit rules.

Rights Plan

The adoption of the Rights Plan, and the attachment of one Right to each common share, generally should not result in U.S. federal income tax consequences to U.S. Holders. Subsequent events, however, such as the separation of the Rights from the common shares, or the exercise of a Right and receipt of additional common shares, may result in U.S. federal income tax consequences to U.S. Holders. Each U.S. Holder should consult its own tax advisors regarding the tax consequences to such holder of the separation of the Rights from the common shares or the exercise of Rights for additional common shares.

Backup Withholding and Information Reporting

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, common shares will generally be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

Under U.S. federal income tax law and Treasury Regulations, U.S. Holders must generally file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold specified foreign financial assets in excess of threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their common shares are held in an account at financial institutions meeting specified requirements. Penalties for failure to file information returns can be substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

The discussion of reporting requirements set forth above is not intended to constitute an exhaustive description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisors regarding the information reporting and backup withholding rules.

F. Dividends and Paying Agents

There is no dividend restriction; however, we have not declared any dividends since our inception and do not anticipate that we will do so in the foreseeable future. We currently intend to retain future earnings, if any, to finance the development of our business. Any future payment of dividends or distributions will be determined by our Board of Directors on the basis of our earnings, financial requirements and other relevant factors. There is no special procedure for non-resident holders to claim dividends. Any remittances of dividends to United States residents and to other non-residents are, however, subject to withholding tax. See the discussion under the heading “Item 16.E. Taxation – United States Federal Income Taxation”.

G. Statement by Experts

Our consolidated financial statements as at and for the years ended December 31, 2013 and 2012, and for the years ended December 31, 2012 and 2011 included in this registration statement have been audited by Ernst & Young LLP, Independent Registered Public Accounting Firm, as stated in their report appearing in this registration statement and have been so included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

The financial statements of Trillium Privateco as at and for the years ended June 30, 2012 and 2011 included in this registration statement have been audited by Ernst & Young LLP, Independent Auditors, as stated in their report appearing in this registration statement and have been so included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

H. Documents on Display

Upon the effectiveness of this registration statement, we will be subject to the informational requirements of the Securities Exchange Act of 1934, and we will thereafter file reports and other information with the Securities and Exchange Commission. You may read and copy any of our reports and other information at, and obtain copies upon payment of prescribed fees from, the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, DC 20549. In addition, the Securities and Exchange Commission maintains a web site that contains reports and other information regarding registrants that file electronically with the Securities and Exchange Commission at http://www.sec.gov. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

We are also subject to the full informational requirements of the securities commissions in all provinces of Canada, and you are also invited to read and copy any reports, statements or other information, other than confidential filings, that we file with the Canadian provincial securities commissions. These filings are also electronically available from the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, the Canadian equivalent of the SEC’s electronic document gathering and retrieval system.

I. Subsidiary Information

We own 100% of the voting securities Stem Cell Therapeutics Inc., a wholly-owned subsidiary incorporated under the Business Corporations Act (Alberta) on December 22, 1999 and continued under the Business Corporations Act (Ontario) on November 12, 2003 and then extra-provincially registered in Alberta on January 11, 2005. This inactive subsidiary was dissolved on September 17, 2014.

ITEM 11.	QUANTITATIVE & QUALITATIVE DISCLOSURES ABOUT MARKET RISK Fair Value

IFRS 13, Fair Value Measurement, provides a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs are those which reflect market data obtained from independent sources, while unobservable inputs reflects our assumptions with respect to how market participants would price an asset or liability. These two inputs used to measure fair value fall into the following three different levels of the fair value hierarchy:

Level 1 Quoted prices in active markets for identical instruments that are observable.

Level 2 Quoted prices in active markets for similar instruments; inputs other than quoted prices that are observable and derived from or corroborated by observable market data.

Level 3 Valuations derived from valuation techniques in which one or more significant inputs are unobservable.

The hierarchy requires the use of observable market data when available.

We have classified cash, marketable securities, amounts receivable, accounts payable and accrued liabilities, other current liabilities, loan payable and long-term liability as Level 1.

Cash, marketable securities, amounts receivable, accounts payable and accrued liabilities, and other current liabilities, due within one year, are all short-term in nature and, as such, their carrying values approximate fair values. The fair value of the non-current loan payable and long-term liability is estimated by discounting the expected future cash flows at the cost of money to us, which is equal to its carrying value.

Risks

We are exposed to credit risk, liquidity risk, interest rate risk and currency risk. Our Board of Directors has overall responsibility for the establishment and oversight of our risk management framework. The Audit Committee is responsible for reviewing our risk management policies.

Credit risk

Credit risk is the risk of financial loss to us if a counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from our cash and cash equivalents and amounts receivable. The carrying amount of these financial assets represents the maximum credit exposure. We follow an investment policy to mitigate against the deterioration of principal and to enhance our ability to meet its liquidity needs. Cash and cash equivalents are on deposit with a major Canadian chartered bank. Amounts receivable are primarily comprised of amounts due from the federal government.

Liquidity risk

Liquidity risk is the risk that we will not be able to meet its financial obligations as they fall due. We are a development stage company and are reliant on external fundraising to support its operations. Once funds have been raised, we manage our liquidity risk by investing in cash and cash equivalents to provide regular cash flow for current operations. We also manage liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors reviews and approves our operating and capital budgets, as well as any material transactions not in the ordinary course of business. The majority of our accounts payable and accrued liabilities have maturities of less than three months.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Our cash and cash equivalents are highly liquid holdings in bank accounts or high interest savings accounts which have a variable rate of interest. We manage our interest rate risk by holding highly liquid short-term instruments and by holding its investments to maturity, where possible. For the years ended December 31, 2013 and 2012, we earned interest income of $44,113 and $25,740, respectively. Therefore, a 1% change in the average interest rate for the year would have a net impact on finance income of $441.

Currency risk

We are exposed to currency risk related to the fluctuation of foreign exchange rates and the degree of volatility of those rates. Currency risk is limited to the portion of our business transactions denominated in currencies other than the Canadian dollar which are primarily expenses in U.S. dollars. We manage our exposure to currency fluctuations by holding cash and cash equivalents denominated in U.S. dollars in amounts approximating current U.S. dollar financial liabilities and U.S. dollar planned expenditures. As at December 31, 2013 and 2012, we held U.S. dollar cash and cash equivalents in the amount of US$493,031 and US$157,383, respectively, and had U.S. dollar denominated accounts payable and accrued liabilities in the amount of US$88,063 and US$30,396, respectively. Therefore, a 1% change in the foreign exchange rate would have had a net impact on finance costs of $4,050 in 2013 and $1,270 in 2012.

U.S. dollar expenses for the years ended December 31, 2013 and 2012 were approximately US$518,000 and US$532,000, respectively. Varying the US exchange rate for the year to reflect a 5% strengthening of the Canadian dollar would have decreased the net loss by approximately $26,000 in 2013 and $27,000 in 2012 assuming that all other variables remained constant.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

None.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

We have a shareholder rights plan pursuant to an agreement between us and Computershare Investor Services Inc. dated September 16, 2013 and amended on June 3, 2014. This plan was approved by our shareholders on May 27, 2014 and by the TSX on June 5, 2014. The primary objective of the Rights Plan is to ensure that all of our shareholders are treated fairly in connection with any take-over bid for our Company by (a) providing shareholders with adequate time to properly assess a take-over bid without undue pressure and (b) providing the Board of Directors with more time to fully consider an unsolicited take-over bid, and, if applicable, to explore other alternatives to maximize shareholder value. One right has been issued in respect of each issued common share of ours. See the discussion under the heading “Item 6.E. Share Ownership – Shareholder Rights Plan”.

ITEM 15.	CONTROL AND PROCEDURES

Not Applicable.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Not Applicable.

ITEM 16B.	CODE OF ETHICS

Not Applicable.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not Applicable.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

Not Applicable.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

The following financial statements and notes thereto (as applicable) in Canadian dollars are filed with and incorporated herein as part of this Form 20-F, beginning on page F-1 following the signature page of this Form 20-F:

  audited consolidated financial statements of the Company for the years ended December 31, 2013 and 2012, prepared in accordance with IFRS as issued by the IASB, including: consolidated statements of financial position, consolidated statements of loss and comprehensive loss, consolidated statements of changes in equity, consolidated statements of cash flows, and notes to the consolidated financial statements.

  audited consolidated financial statements of the Company for the years ended December 31, 2012 and 2011, prepared in accordance with IFRS as issued by the IASB, including: consolidated statements of financial position, consolidated statements of loss and comprehensive loss, consolidated statements of changes in equity, consolidated statements of cash flows, and notes to the consolidated financial statements.

  unaudited interim condensed consolidated financial statements of the Company for the three and nine months ended September 30, 2014 and 2013, prepared in accordance with International Accounting Standard 34, Interim Financial Reporting including: consolidated statements of financial position, consolidated statements of loss and comprehensive loss, consolidated statements of changes in equity, consolidated statements of cash flows, and notes to the unaudited interim condensed consolidated financial statements.

  audited financial statements of Trillium Privateco for the years ended June 30, 2012 and 2011, prepared in accordance with ASPE, including: balance sheets, statements of operations and deficit and statements of cash flows, and notes to the financial statements, including note 16 - Differences between Canadian and United States Generally Accepted Accounting Principles.

  unaudited interim condensed financial statements of Trillium Privateco for the nine months ended March 31, 2013 and 2012, prepared in accordance with ASPE, including: balance sheets, statements of operations and deficit and statements of cash flows, and notes to the unaudited interim condensed financial statements, including note 13 - Differences between Canadian and United States Generally Accepted Accounting Principles.

  pro forma unaudited consolidated statement of loss and comprehensive loss of the Company for the year ended December 31, 2013, assuming the acquisition of Trillium Privateco occurred on January 1, 2013 rather than April 9, 2013, with explanatory notes describing the pro forma adjustments.

ITEM 18.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 17. See the Index to the Financial Statements on page F-1 following the signature page of this Form 20-F.

ITEM 19.	EXHIBITS

Exhibit
Number	Description

1.1	Articles of Incorporation dated March 31, 2004*

1.2	Articles of Amendment dated October 19, 2004*

1.3	Articles of Amendment dated February 6, 2013*

1.4	Articles of Continuance dated November 7, 2013*

1.5	Articles of Amendment dated December 12, 2013*

1.6	Articles of Amalgamation dated June 1, 2014*

1.7	By-law No.1 of Trillium Therapeutics Inc. amended and restated as of May 27, 2014*

1.8	Articles of Amendment dated November 14, 2014

2.1	Rights Agreement between Trillium Therapeutics Inc. and Computershare Investor Services Inc. dated September 16, 2013 and amended on June 3, 2014 including the form of rights certificate*

4.1	Amended and restated License Agreement between Trillium Privateco, the University Health Network and The Hospital for Sick Children effective February 1, 2010 and amended June 1, 2012*

4.2	Debenture Purchase Agreement and Merger Agreement among Stem Cell Therapeutics Corp., Trillium Privateco, 2364556 Ontario Limited, and the Trillium Privateco debenture holders dated March 25, 2013*

4.3	GPEx -Derived Cell Line Sale Agreement between Trillium Therapeutics Inc. and Catalent Pharma Solutions, LLC dated August 12, 2014 for TTI-621**

4.4	GPEx -Derived Cell Line Sale Agreement between Trillium Therapeutics Inc. and Catalent Pharma Solutions, LLC dated August 12, 2014 for TTI-622**

4.5	2014 Stock Option Plan*

4.6	2014 Deferred Share Unit Plan*

4.7	Warrant Indenture between Stem Cell Therapeutics Corp. and Computershare Trust Company of Canada dated March 15, 2013*

4.8	Warrant Indenture between Stem Cell Therapeutics Corp. and Computershare Trust Company of Canada dated April 8, 2013*

4.9	Warrant Indenture between Stem Cell Therapeutics Corp. and Computershare Trust Company of Canada dated December 13, 2013*

4.10	Agency Agreement among Stem Cell Therapeutics Corp. and Bloom Burton & Co. Inc. and Roth Capital Partners, LLC dated December 13, 2013*

15.1	Consent of Ernst & Young LLP

15.2	Consent of Ernst & Young LLP

* Previously filed.

** Portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf on November 26, 2014.

TRILLIUM THERAPEUTICS INC.

/s/ Niclas Stiernholm
Niclas Stiernholm

President & Chief Executive Officer

INDEX TO THE FINANCIAL STATEMENTS

Trillium Therapeutics Inc. (formerly Stem Cell Therapeutics Corp.)

For the three and nine months ended September 30, 2014 and 2013

Trillium Therapeutics Inc. (formerly Stem Cell Therapeutics Corp.)

For the years ended December 31, 2013 and 2012

Trillium Therapeutics Inc. (formerly Stem Cell Therapeutics Corp.)

For the years ended December 31, 2012 and 2011

Trillium Therapeutics Inc. (Trillium Privateco)

For the nine months ended March 31, 2013 and 2012

Balance Sheets	F-70
Statements of Operations and Deficit	F-71
Statements of Cash Flows	F-72
Notes to the Interim Condensed Financial Statements	F-73

Trillium Therapeutics Inc. (Trillium Privateco)

For the years ended June 30, 2012 and 2011

Trillium Therapeutics Inc. (formerly Stem Cell Therapeutics Corp.)

For the year ended December 31, 2013

Pro forma Consolidated Statement of Loss and Comprehensive Loss	F-107

(formerly Stem Cell Therapeutics Corp.)

INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED
SEPTEMBER 30, 2014 AND 2013

(UNAUDITED)

96 Skyway Avenue
Toronto, Ontario M9W 4Y9
www.trilliumtherapeutics.com

TRILLIUM THERAPEUTICS INC.
(formerly Stem Cell Therapeutics Corp.)
Interim Condensed Consolidated Statements of Financial Position
Amounts in Canadian Dollars
(Unaudited)

		As at	As at
	Note	September 30, 2014	December 31, 2013
		$	$

ASSETS

Current
Cash		27,754,378	32,456,506
Marketable securities		505,490	526,598
Amounts receivable	5	468,307	427,234
Prepaid expenses		719,680	94,569

Total current assets		29,447,855	33,504,907

Property and equipment	6	221,424	109,007
Intangible assets	7	517,770	1,473,472

Total non-current assets		739,194	1,582,479

Total assets		30,187,049	35,087,386

LIABILITIES

Current
Accounts payable and accrued liabilities	8	1,358,761	669,860
Other current liabilities	9	263,860	62,766

Total current liabilities		1,622,621	732,626

Loan payable	9	297,185	341,884
Long-term liability	9	66,870	104,429

Total non-current liabilities		364,055	446,313

Total liabilities		1,986,676	1,178,939

EQUITY
Common shares	10	48,807,033	47,191,303
Preferred shares	10	10,774,910	11,292,525
Warrants	10	9,283,332	9,818,179
Contributed surplus	10	5,676,272	3,280,656
Deficit		(46,341,174)	(37,674,216)

Total equity		28,200,373	33,908,447

Total liabilities and equity		30,187,049	35,087,386
Commitments and contingencies [note 14]

Approved by the Board and authorized for issue on November 12, 2014:

(signed) Luke Beshar, Director	(signed) Henry Friesen, Director

See accompanying notes to the interim condensed consolidated financial statements

TRILLIUM THERAPEUTICS INC.
(formerly Stem Cell Therapeutics Corp.)
Interim Condensed Consolidated Statements of Loss and Comprehensive Loss
Amounts in Canadian Dollars
(Unaudited)

			Three months ended	Three months ended	Nine months ended	Nine months ended
	Note		September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
			$	$	$	$

EXPENSES
Research and development	11		2,089,977	1,053,047	6,760,861	2,274,779
General and administrative	12		500,072	223,920	2,137,614	731,521

Operating expenses			2,590,049	1,276,967	8,898,475	3,006,300

Finance income	13		(92,517)	(8,404)	(291,382)	(24,360)
Finance costs	13		28,995	26,257	59,865	25,145

Net finance (income) costs			(63,522)	17,853	(231,517)	785

Net loss and comprehensive loss for the period			2,526,527	1,294,820	8,666,958	3,007,085

Basic and diluted loss per share	10	(c)	(0.02)	(0.03)	(0.07)	(0.09)

See accompanying notes to the interim condensed consolidated financial statements

TRILLIUM THERAPEUTICS INC.
(formerly Stem Cell Therapeutics Corp.)
Interim Condensed Consolidated Statements of Changes in Equity
Amounts in Canadian Dollars
(Unaudited)

	Common shares		Preferred shares		Warrants		Contributed
	Number	Amount	Number	Amount	Number	Amount	surplus	Deficit	Total
	#	$	#	$	#	$	$	$	$
		(note 10)		(note 10)		(note 10)	(note 10)

Balance, December 31, 2013	121,752,380	47,191,303	77,895,165	11,292,525	142,230,123	9,818,179	3,280,656	(37,674,216)	33,908,447
Net loss and comprehensive loss for the period	-	-	-	-	-	-	-	(8,666,958)	(8,666,958)
Transactions with owners of the Company, recognized directly in equity
Exercise of warrants	2,596,251	1,065,015	-	-	(2,596,251)	(118,202)	-	-	946,813
Exercise of stock options	78,400	33,100	-	-	-	-	(13,500)	-	19,600
Conversion of preferred shares	3,570,476	517,615	(3,570,476)	(517,615)	-	-	-	-	-
Expiry of warrants	-	-	-	-	(909,091)	(416,645)	416,645	-	-
Share-based compensation	-	-	-	-	-	-	1,992,471	-	1,992,471
Total transactions with owners of the Company	6,245,127	1,615,730	(3,570,476)	(517,615)	(3,505,342)	(534,847)	2,395,616	-	2,958,884
Balance, September 30, 2014	127,997,507	48,807,033	74,324,689	10,774,910	138,724,781	9,283,332	5,676,272	(46,341,174)	28,200,373

	Common shares		Preferred shares		Warrants		Contributed
	Number	Amount	Number	Amount	Number	Amount	surplus	Deficit	Total
	#	$	#	$	#	$	$	$	$

Balance, December 31, 2012	18,661,936	31,388,959	-	-	1,036,364	508,281	2,870,138	(33,384,908)	1,382,470

Net loss and comprehensive loss for the period	-	-	-	-	-	-	-	(3,007,085)	(3,007,085)
Transactions with owners of the Company, recognized directly in equity
Share units issued, net of issue costs	12,735,000	2,092,192	-	-	12,735,000	523,048	-	-	2,615,240
Compensation warrants	-	-	-	-	814,051	48,843	-	-	48,843
Issued to acquire Trillium Privateco (notes 4 and 10)	6,079,180	1,215,836	-	-	3,300,000	165,000	-	-	1,380,836
Issued to acquire technology rights (notes 7 and 10)	5,028,571	1,005,714	-	-	1,600,000	80,000	-	-	1,085,714
Expiry of warrants	-	-	-	-	(127,273)	(91,636)	91,636	-	-
Share-based compensation	-	-	-	-	-	-	277,041	-	277,041
Total transactions with owners of the Company	23,842,751	4,313,742	-	-	18,321,778	725,255	368,677	-	5,407,674
Balance, September 30, 2013	42,504,687	35,702,701	-	-	19,358,142	1,233,536	3,238,815	(36,391,993)	3,783,059

See accompanying notes to the interim condensed consolidated financial statements

TRILLIUM THERAPEUTICS INC.
(formerly Stem Cell Therapeutics Corp.)
Interim Condensed Consolidated Statements of Cash Flows
Amounts in Canadian Dollars
(Unaudited)

		Nine months ended	Nine months ended
	Note	September 30, 2014	September 30, 2013
		$	$

OPERATING ACTIVITIES
Net loss for the period		(8,666,958)	(3,007,085)
Adjustments for items not affecting cash
Share-based compensation	10	1,992,471	277,041
Interest accretion	9,13	54,169	22,011
Amortization of intangible assets	7	525,939	412,228
Impairment of intangible assets	7	429,763	-
Depreciation of property and equipment	6	31,779	9,600
		(5,632,837)	(2,286,205)
Changes in non-cash working capital balances
Amounts receivable		(41,073)	712,802
Prepaid expenses		(625,111)	5,868
Accounts payable and accrued liabilities		688,901	101,754
Other current liabilities		201,094	-
Cash used in operating activities		(5,409,026)	(1,465,781)

FINANCING ACTIVITIES
Change in loan payable	9	(86,274)	16,048
Decrease in long-term liability	9	(50,153)	143,000
Issue of share capital, net of issuance costs	10	966,413	2,664,083
Cash provided by financing activities		829,986	2,823,131

INVESTING ACTIVITIES
Purchase of property and equipment	6	(144,196)	(27,827)
Acquisition of Trillium Privateco, net of cash acquired	4	-	(647,996)
Net change in marketable securities		21,108	605,399
Cash used in investing activities		(123,088)	(70,424)

Net increase (decrease) in cash during the period	10	(4,702,128)	1,286,926

Cash, beginning of period	10	32,456,506	1,375,015

Cash, end of period		27,754,378	2,661,941

Supplemental cash flow information
Common share purchase warrants issued as agent’s compensation (note 10)		-	48,843
Common shares and warrants issued on acquisition of Trillium Privateco (note 4)		-	1,380,836
Common shares and warrants issued on acquisition of technology rights (note 7)		-	1,085,714
Preferred shares converted to common shares (note 10)		517,615	-

See accompanying notes to the interim condensed consolidated financial statements

TRILLIUM THERAPEUTICS INC.
(formerly Stem Cell Therapeutics Corp.)
Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended September 30, 2014 and 2013
Amounts in Canadian Dollars
(Unaudited)

1.	Corporate information

Trillium Therapeutics Inc. (formerly Stem Cell Therapeutics Corp.) (the “Company” or “Trillium”) is a Canadian public immuno-oncology company developing innovative therapies for the treatment of cancer. The Company was incorporated under the laws of the Province of Alberta on March 31, 2004 with nominal share capital. On October 19, 2004, the Company changed its name from Neurogenesis Biotech Corp. to Stem Cell Therapeutics Corp. On November 7, 2013, the Company filed Articles of Continuance to change its jurisdiction to Ontario. On June 1, 2014, the Company amalgamated with its wholly-owned subsidiary Trillium Therapeutics Inc. (“Trillium Privateco”) and changed its name to Trillium Therapeutics Inc.

The Company’s head office is located at 96 Skyway Avenue, Toronto, Ontario, M9W 4Y9 and is listed on the Toronto Stock Exchange under the symbol TR.

2.	Basis of presentation

(a)	Statement of compliance

These unaudited interim condensed consolidated financial statements have been prepared in compliance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”). The notes presented in these unaudited interim condensed consolidated financial statements include only significant events and transactions occurring since the Company’s last fiscal year end and are not fully inclusive of all matters required to be disclosed in its annual audited consolidated financial statements.

The policies applied in these unaudited interim condensed consolidated financial statements are based on International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Board of Directors approved the interim condensed consolidated financial statements on November 12, 2014. Any subsequent changes to IFRS or their interpretation, that are given effect in the Company’s annual consolidated financial statements for the year ending December 31, 2014 could result in a restatement of these unaudited interim condensed consolidated financial statements.

(b)	Basis of measurement

These interim condensed consolidated financial statements have been prepared on the historical cost basis, except for held- for-trading financial assets which are measured at fair value.

(c)	Functional and presentation currency

These interim condensed consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency.

(d)	Use of significant estimates and assumptions

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses and the related disclosures of contingent assets and liabilities and the determination of the Company’s ability to continue as a going concern. Actual results could differ materially from these estimates and assumptions. The Company reviews its estimates and underlying assumptions on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and may impact future periods.

TRILLIUM THERAPEUTICS INC.
(formerly Stem Cell Therapeutics Corp.)
Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended September 30, 2014 and 2013
Amounts in Canadian Dollars
(Unaudited)

2.	Basis of presentation (continued)

Management has applied significant estimates and assumptions to the following:

Valuation of share-based compensation and warrants

Management measures the costs for share-based compensation and warrants using market-based option valuation techniques. Assumptions are made and estimates are used in applying the valuation techniques. These include estimating the future volatility of the share price, expected dividend yield, expected risk-free interest rate, future employee turnover rates, future exercise behaviours and corporate performance. Such estimates and assumptions are inherently uncertain. Changes in these assumptions affect the fair value estimates of share-based payments and warrants.

Impairment of long-lived assets

Long-lived assets are reviewed for impairment upon the occurrence of events or changes in circumstances indicating that the carrying value of the asset may not be recoverable. For the purpose of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use (being the present value of the expected future cash flows of the relevant asset or cash-generating unit). An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. Management evaluates impairment losses for potential reversals when events or circumstances warrant such consideration.

Intangible assets

The Company estimates the useful lives of intangible assets from the date they are available for use in the manner intended by management and periodically reviews the useful lives to reflect management’s intent about developing and commercializing the assets.

3.	Significant accounting policies

The Company’s significant accounting policies were outlined in the Company’s annual audited consolidated financial statements for the year ended December 31, 2013 and have been applied consistently to all periods presented in these unaudited interim condensed consolidated financial statements, except as described below in new standards and interpretations adopted during 2014. These interim condensed consolidated statements should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2013.

(a)	Basis of consolidation

These interim condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Stem Cell Therapeutics Inc. to the date of its dissolution on September 17, 2014, and Trillium Privateco from April 9, 2013, the date of acquisition (see note 4) to the date of its amalgamation with the Company on June 1, 2014.

(b)	New standards and interpretations adopted during 2014

IAS 32 Financial Instruments: Presentation

The amendments to IAS 32 Financial Instruments: Presentation (“IAS 32”), clarify the criteria that should be considered in determining whether an entity has a legally enforceable right of set off in respect of its financial instruments. Amendments to IAS 32 are applicable to annual periods beginning on or after January 1, 2014, with retrospective application required. The adoption of these amendments did not have a material impact on the interim condensed consolidated financial statements.

TRILLIUM THERAPEUTICS INC.
(formerly Stem Cell Therapeutics Corp.)
Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended September 30, 2014 and 2013
Amounts in Canadian Dollars
(Unaudited)

3.	Significant accounting policies (continued)

IFRIC 21 Levies

In May 2013, International Financial Reporting Standards Interpretations Committee Interpretation 21, Levies (“IFRIC 21”) was issued. IFRIC 21 provides guidance on when to recognize a liability to pay a levy imposed by a government that is accounted for in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014 and is to be applied retrospectively. The Company adopted IFRIC 21 in its consolidated financial statements for the annual period beginning on January 1, 2014. The adoption did not have a material impact on the interim condensed consolidated financial statements.

IAS 36 Impairment of Assets

In May 29, 2013, the IASB published amendments to IAS 36 Impairment of Assets which reduce the circumstances in which the recoverable amount of cash-generating units is required to be disclosed and clarifies the disclosures required when an impairment loss has been recognized or reversed in the period. This amendment is effective for annual periods beginning on or after January 1, 2014. The Company adopted the IAS 36 amendments in its consolidated financial statements for the annual period beginning on January 1, 2014. The adoption did not have a material impact on the interim condensed consolidated financial statements.

(c)	New standards and interpretations not yet effective

IFRS 9 Financial Instruments

In October 2010, the IASB published amendments to IFRS 9 which provides added guidance on the classification and measurement of financial liabilities. In July 2014, the IASB issued its final version of IFRS 9, which completes the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39. The final standard is mandatorily effective for annual periods beginning on or after January 1, 2018, with earlier application permitted. The Company is currently monitoring the developments of this standard and assessing the impact that the adoption of this standard may have on the interim condensed consolidated financial statements.

IFRS 15 Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15, which covers principles for reporting about the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. IFRS 15 is effective for annual periods beginning on or after January 1, 2017. The Company is reviewing the standard to determine the impact on the interim condensed consolidated financial statements.

Other accounting standards or amendments to existing accounting standards that have been issued, but have future effective dates, are either not applicable or are not expected to have a significant impact on the Company’s interim condensed consolidated financial statements. The Company assesses the impact of adoption of future standards on its interim condensed consolidated financial statements, but does not anticipate significant changes in 2014.

TRILLIUM THERAPEUTICS INC.
(formerly Stem Cell Therapeutics Corp.)
Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended September 30, 2014 and 2013
Amounts in Canadian Dollars
(Unaudited)

4.	Acquisition of Trillium Privateco

On April 9, 2013, the Company completed a merger with Trillium Privateco, a private biopharmaceutical company specializing in immune regulation and the development of cancer therapeutics. The Company applied the acquisition method of accounting for the business combination and the losses have been consolidated from the acquisition date. The consideration was allocated to the underlying assets acquired and liabilities assumed based upon their fair values at the date of acquisition. The purchase price allocation was assigned to the net identifiable assets based on their estimated fair values. The final purchase price allocation was as follows:

$
Fair value of consideration paid:
Cash	1,200,000
2,779,180 common shares and 3,300,000 units	1,380,836
2,580,836

Assets acquired:
Cash and marketable securities	1,182,714
Amounts receivable	820,944
Prepaid expenses	44,300
Equipment	91,000
Acquired technology	1,018,037
3,156,995

Liabilities assumed:
Accounts payable and accrued liabilities	282,178
Loan payable	293,981
576,159
Net identifiable assets acquired	2,580,836

As consideration, the Company paid $1,200,000 in cash and issued 2,779,180 common shares and 3,300,000 units. Each unit consisted of one common share and one common share purchase warrant, with each common share purchase warrant allowing its holder to acquire one additional common share at an exercise price of $0.40 until March 15, 2018. The fair value of the unit was determined based on the stand-alone value of the common share and the common share purchase warrant, in accordance with IFRS 13 Fair Value Measurement and IFRS 3 Business Combinations. Accordingly, the fair value of the aggregate 6,079,180 common shares issued was based on the closing price of the Company’s common shares of $0.20 on April 9, 2013. The fair value of the 3,300,000 common share purchase warrants was determined using the Black-Scholes option pricing model. Assumptions used to determine the value of the common share purchase warrant were: dividend yield of 0%; risk-free interest rate of 1.1%; expected volatility of 68%; and average expected life of 3 years. Post-closing, Trillium Privateco shareholders held approximately 16% of the issued and outstanding common shares, and Trillium Privateco became a wholly-owned subsidiary of the Company.

Cash used in the investment was determined as follows:

$

Cash consideration	1,200,000
Less cash acquired	552,004
647,996

Acquisition costs incurred by the Company and included in general and administrative expenses for the year ended December 31, 2013, were approximately $113,000. From the date of the acquisition to December 31, 2013, Trillium Privateco contributed revenue of nil and a loss of $2,236,262.

TRILLIUM THERAPEUTICS INC.
(formerly Stem Cell Therapeutics Corp.)
Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended September 30, 2014 and 2013
Amounts in Canadian Dollars
(Unaudited)

5.	Amounts receivable

	September 30,	December 31,
	2014	2013
	$	$

Government programs receivable	468,307	426,946
Other amounts receivable	-	288
	468,307	427,234

6.	Property and equipment

		Computer	Office
	Lab	equipment	equipment and
	equipment	and software	leaseholds	Total
	$	$	$	$

Cost
Balance, December 31, 2012	-	13,500	-	13,500
Additions	111,025	4,611	9,381	125,017
Balance, December 31, 2013	111,025	18,111	9,381	138,517
Additions	128,373	15,823	-	144,196
Balance, September 30, 2014	239,398	33,934	9,381	282,713

Accumulated depreciation
Balance, December 31, 2012	-	13,500	-	13,500
Depreciation	14,723	504	783	16,010
Balance, December 31, 2013	14,723	14,004	783	29,510
Depreciation	24,075	5,286	2,418	31,779
Balance September 30, 2014	38,798	19,290	3,201	61,289

Net carrying amounts
December 31, 2013	96,302	4,107	8,598	109,007
September 30, 2014	200,600	14,644	6,180	221,424

In the second quarter of 2013, the Company acquired lab equipment with a fair value of $91,000 on its acquisition of Trillium Privateco.

TRILLIUM THERAPEUTICS INC.
(formerly Stem Cell Therapeutics Corp.)
Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended September 30, 2014 and 2013
Amounts in Canadian Dollars
(Unaudited)

7.	Intangible assets

Total
$

Cost
Balance, December 31, 2012	2,431,279
Additions	2,103,751
Disposals	(2,431,279)
Balance December 31, 2013	2,103,751
Disposals	(1,085,714)
Balance September 30, 2014	1,018,037

Accumulated amortization
Balance, December 31, 2012	2,428,779
Amortization	632,779
Disposals	(2,431,279)
Balance, December 31, 2013	630,279
Amortization	525,939
Disposals	(655,951)
Balance, September 30, 2014	500,267

Net carrying amounts
December 31, 2013	1,473,472
September 30, 2014	517,770

On April 9, 2013, licensed patent rights acquired of Trillium Privateco amounted to $1,018,037 (see note 4).

On April 16, 2013, the Company signed an agreement with the University Health Network (“UHN”) to gain rights to intellectual property related to the use of tigecycline for the treatment of leukemia. The initial consideration for the UHN license of $1,085,714 was satisfied by the issuance of 5,028,571 common shares and 1,600,000 common share purchase warrants, each warrant allowing its holder to acquire one additional common share at an exercise price of $0.40 until March 15, 2018. Additional consideration under the UHN license included an annual license maintenance fee and future development milestones. The fair value of the common shares issued was based on the closing price of the Company’s common shares of $0.20 on April 16, 2013 and $0.25 per unit based on the fair value of the common share and common share purchase warrant components as of the date of acquisition. The Company returned the rights back to UHN and recorded an impairment loss of $429,763 in the second quarter of 2014.

During the third quarter of 2013, the Company ceased all activities related to the regenerative stem cell products and retired the fully amortized assets in the amount of $2,431,279.

8.	Accounts payable and accrued liabilities

	September 30,	December 31,
	2014	2013
	$	$

Trade and other payables	428,674	113,003
Accrued liabilities	893,827	221,580
Due to related parties (note 15)	36,260	335,277
	1,358,761	669,860

TRILLIUM THERAPEUTICS INC.
(formerly Stem Cell Therapeutics Corp.)
Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended September 30, 2014 and 2013
Amounts in Canadian Dollars
(Unaudited)

9.	Non-current liabilities

(a)

Trillium is indebted to the Federal Economic Development Agency for Southern Ontario under a non-interest-bearing contribution agreement dated February 1, 2012. The period of contribution ended on December 31, 2013. As at September 30, 2014, the Company has repayable contributions of $575,139 representing the outstanding principal balance, repayable in equal monthly instalments for 60 months beginning on December 1, 2014. The loan payable bears no interest. The fair value of the loan payable was determined by discounting the loan payable using an estimated market interest rate of 15%. Interest expense accretes on the discounted loan amount until it reaches its face value at maturity.

(b)

The Company has a long-term liability of $66,870 related to certain discontinued technologies. This liability has been discounted using an estimated market interest rate of 15% and interest expense is accreting.

The current portions of the loan payable and long-term liability are included in other current liabilities in the interim condensed consolidated statements of financial position.

10.	Share capital

(a)	Authorized

The authorized share capital of the Company consists of an unlimited number of common shares, Class B shares and First Preferred Shares, in each case without nominal or par value. Common shares are voting and may receive dividends as declared at the discretion of the Board of Directors. Class B shares are non-voting and convertible to common shares at the holder’s discretion, on a one-for-one basis. Upon dissolution or wind-up of the Company, Class B shares participate rateably with the common shares in the distribution of the Company’s assets. Preferred shares have voting rights as decided upon by the Board of Directors at the time of grant. Upon dissolution or wind-up of the Company, First Preferred Shares are entitled to priority over common and Class B shares.

In December 2013, the Company created the Series I First Preferred Shares that are non-voting, may receive dividends as declared at the discretion of the Board of Directors, and are convertible to common shares at the holder’s discretion, on a one-for-one basis.

(b)	Share capital issued – nine months ended September 30, 2014

During the nine months ended September 30, 2014, 2,596,251 warrants were exercised for proceeds of $946,813 and 78,400 stock options were exercised for proceeds of $19,600. Also, 909,091 warrants issued in March 2011 with an exercise price of $1.60 expired unexercised.

During the nine months ended September 30, 2014, 3,570,476 Series I First Preferred Shares were converted to common shares.

Share capital issued – year ended December 31, 2013

The Company consolidated its outstanding common shares issuing one post-consolidated share for each 10 pre- consolidated shares and the common shares began trading on a post-consolidated basis on February 6, 2013. All references in these interim condensed consolidated financial statements and notes to the number of common shares, warrants and stock options have been adjusted to the post-consolidation amounts.

TRILLIUM THERAPEUTICS INC.
(formerly Stem Cell Therapeutics Corp.)
Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended September 30, 2014 and 2013
Amounts in Canadian Dollars
(Unaudited)

10.	Share capital (continued)

In March 2013, the Company completed an offering pursuant to a base shelf prospectus and prospectus supplement and in the U.S. pursuant to a private placement memorandum for a total of 12,735,000 units at a price of $0.25 per unit, for aggregate gross proceeds to the Company of $3,185,080 ($2,615,240 net of issuance costs). Each unit consisted of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase one common share at a price of $0.40 per share at any time prior to expiry on March 15, 2018 (12,315,000 warrants) and March 27, 2018 (420,000 warrants). In connection with the financing, the Company issued 814,051 compensation warrants having an aggregate fair value of $48,843 estimated using the Black-Scholes option pricing model. Each compensation warrant entitles the holder to acquire one common share at an exercise price of $0.25 per share prior to expiry on March 16, 2015.

The allocation of the $0.25 common share unit issue price to the common shares and unit warrants was based on the relative fair values of the common shares and the warrants. The fair value of the warrants was determined using the Black- Scholes option pricing model. The common shares were allocated a price of $0.20 per share and the warrants were allocated a price of $0.05 per warrant. The costs of the issue were allocated on a pro rata basis to the common shares and warrants. Accordingly, $2,092,192 was allocated to common shares and $523,048 to warrants, net of issuance costs. Assumptions used to determine the value of the unit warrants were: dividend yield of 0%; risk-free interest rate of 1.1%; expected volatility of 64%; and average expected life of 3 years. Assumptions used to determine the value of the compensation warrants were: dividend yield of 0%; risk-free interest rate of 1.0%; expected volatility of 80%; and average expected life of 2 years.

On April 9, 2013, the Company issued 6,079,180 common shares and 3,300,000 common share purchase warrants for partial consideration for the acquisition of Trillium Privateco (see note 4).

On April 16, 2013, the Company issued 5,028,571 common shares and 1,600,000 common share purchase warrants as consideration for the acquisition of certain rights related to tigecycline from UHN (see note 7).

On December 13, 2013, the Company completed a private placement of 79,247,693 common share units (each common share unit consisting of one common share and three-quarters of a common share purchase warrant) at a price of $0.21 per unit and 77,895,165 preferred share units (each preferred share unit consisting of one Series I First Preferred Share and three-quarters of a common share purchase warrant) at a price of $0.21 per unit for gross proceeds of $32,866,025 ($30,713,841 net of issuance costs). Each whole warrant entitles the holder to purchase one common share at a price of $0.28 at any time prior to expiry on December 13, 2018. In connection with the financing, the Company issued 5,014,839 compensation warrants having an aggregate fair value of $651,929 estimated using the Black-Scholes option pricing model. Each compensation warrant entitles the holder to acquire one common share at an exercise price of $0.21 per share prior to expiry on December 13, 2015.

The allocation of the $0.21 unit issue price to the common shares, Series I First Preferred Shares and unit warrants was based on the relative fair values of the common shares, Series I First Preferred Shares and the warrants. The fair value of the warrants was determined using the Black-Scholes option pricing model. The common shares were allocated a price of $0.16 per share, the Series I First Preferred Shares were allocated a price of $0.16 per share, and the warrants were allocated a price of $0.05 per three-quarter warrant. The costs of the issue were allocated on a pro rata basis. Accordingly, $11,488,602 was allocated to common shares, $11,292,525 to the Series I First Preferred Shares and $7,932,714 to warrants, net of issuance costs. Assumptions used to determine the value of the unit warrants were: dividend yield of 0%; risk-free interest rate of 1.2%; expected volatility of 70%; and average expected life of 3 years. Assumptions used to determine the value of the compensation warrants were: dividend yield of 0%; risk-free interest rate of 1.1%; expected volatility of 66%; and average expected life of 2 years.

All securities issued under the offering (including the compensation warrants) in Canada are subject to a four-month hold and resale restrictions under Canadian securities law, and in the United States are subject to statutory resale restrictions under U.S. securities laws.

TRILLIUM THERAPEUTICS INC.
(formerly Stem Cell Therapeutics Corp.)
Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended September 30, 2014 and 2013
Amounts in Canadian Dollars
(Unaudited)

10.	Share capital (continued)

In the December 2013 private placement, subscribers who purchased preferred share units and certain subscribers who purchased common share units are subject to restrictions on the conversion and exercise of securities of the Company convertible into common shares. Such subscribers cannot convert or exercise securities of the Company convertible or exercisable into common shares if, after giving effect to the exercise of conversion, the subscriber and its joint actors would have beneficial ownership or direction or control over common shares in excess of 4.99% of the then outstanding common shares. This limit can be raised at the option of the subscriber on 61 days prior written notice: (i) up to 9.99%, (ii) up to 19.99%, subject to stock exchange clearance of a personal information form submitted by the subscriber, and (iii) above 19.99%, subject to stock exchange approval and shareholder approval.

Subject to receipt of any required regulatory approvals, subscribers who purchased a minimum of 10% of the securities sold under the offering were given rights to purchase securities of the Company in future financings to enable each such subscriber to maintain its percentage holding in the Company for so long as the subscriber holds at least 10% of the outstanding common shares on a fully-diluted basis.

(c)	Weighted average number of common shares

The weighted average number of common shares outstanding for the three and nine months ended September 30, 2014 and 2013 was 126,905,002 and 124,817,043, 42,504,687 and 34,877,224, respectively.

(d)	Warrants

Warrants outstanding at September 30, 2014 were as follows:

	Number of	Exercise
Expiry dates	warrants	price

March 16, 2015	202,800	$0.25
December 13, 2015	5,014,839	$0.21
March 15, 2018	15,230,000	$0.40
March 27, 2018	420,000	$0.40
December 13, 2018	117,857,142	$0.28
	138,724,781

All warrants were exercisable on issuance. Changes in the number of warrants outstanding during the nine months ended September 30 were as follows:

		2014		2013

		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	warrants	price	warrants	price

Balance, beginning of period	142,230,123	$0.30	1,036,364	$1.54
Issued	-	-	18,449,051	0.39
Exercised	(2,596,251)	0.36	-	-
Expired	(909,091)	1.60	(127,273)	1.10

Balance, end of period	138,724,781	$0.29	19,358,142	$0.45

TRILLIUM THERAPEUTICS INC.
(formerly Stem Cell Therapeutics Corp.)
Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended September 30, 2014 and 2013
Amounts in Canadian Dollars
(Unaudited)

10.	Share capital (continued)

(e)	Stock option plan

The Company has a 10% rolling stock option plan (the “2014 Stock Option Plan”) that was approved by the Company’s shareholders at its annual general meeting held on May 27, 2014. Pursuant to the 2014 Stock Option Plan, the Company may grant stock options to purchase up to an aggregate of 10% of the Company’s issued and outstanding common shares plus 10% of the total number of common shares into which the outstanding Series I First Preferred Shares may be converted.

Changes in the number of options outstanding during the nine months ended September 30 were as follows:

		2014		2013

		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price

Balance, beginning of period	2,921,097	$0.33	700,000	$1.03
Granted	14,996,578	0.33	2,623,597	0.25
Exercised	(78,400)	0.25	-	-
Cancelled/forfeited	(115,000)	0.35	(402,500)	1.02

Balance, end of period	17,724,275	$0.33	2,921,097	$0.33

Options exercisable, end of period	6,603,959	$0.34	1,188,877	$0.45

The following table reflects stock options outstanding at September 30, 2014:

		Stock options outstanding		Stock options exercisable

		Weighted average
		remaining
	Number	contractual life	Weighted average	Number	Weighted average
Exercise prices	outstanding	(in years)	exercise price	exercisable	exercise price

$0.25	2,445,197	7.9	$0.25	1,322,599	$0.25
$0.278	6,472,710	9.7	$0.278	2,157,569	$0.278
$0.345	7,923,868	9.6	$0.345	2,641,290	$0.345
$0.51	200,000	9.3	$0.51	66,667	$0.51
$0.63	400,000	9.4	$0.63	133,334	$0.63
$1.00	262,500	1.4	$1.00	262,500	$1.00
$1.70	20,000	0.2	$1.70	20,000	$1.70

	17,724,275	9.2	$0.33	6,603,959	$0.34

TRILLIUM THERAPEUTICS INC.
(formerly Stem Cell Therapeutics Corp.)
Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended September 30, 2014 and 2013
Amounts in Canadian Dollars
(Unaudited)

10.	Share capital (continued)

Share-based compensation expense was determined based on the fair value of the options at the date of measurement using the Black-Scholes option pricing model with the weighted average assumptions for the nine months ended September 30 as follows:

	2014	2013
Expected option life	7 years	10 years
Risk-free interest rate	2.0%	1.7%
Dividend yield	0%	0%
Expected volatility	75%	118%

The Black-Scholes option pricing model was developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differs from the Company’s stock option awards. This model also requires highly subjective assumptions, including future stock price volatility and average option life, which significantly affect the calculated values.

The risk-free interest rate is based on the implied yield on a Government of Canada zero-coupon issue with a remaining term equal to the expected term of the option. The volatility for 2013 is based solely on historical volatility equal to the expected life of the option. Due to the significant changes in the operations of the Company in 2013, the Company concluded that for 2014 the use of historical volatility would not reflect the best estimate of forward looking volatility. For 2014, the Company compiled a peer group of biotechnology companies and their historical volatilities, and determined a reasonable estimate of forward looking volatility. The life of the options is estimated considering the vesting period at the grant date, the life of the option and the average length of time similar grants have remained outstanding in the past. The forfeiture rate is an estimate based on historical evidence and future expectations. The dividend yield was excluded from the calculation since it is the present policy of the Company to retain all earnings to finance operations and future growth.

During the nine months ended September 30, 2014 and 2013, the Company issued 14,996,578 and 2,623,597 stock options with a fair value of $3,427,955 and $535,781 and a weighted average grant date fair value of $0.23 and $0.20, respectively.

(f)	Deferred Share Unit Plan

The shareholders of the Company approved the 2014 Deferred Share Unit Plan (the “2014 DSU Plan”) on May 27, 2014. The 2014 DSU Plan is intended to promote a greater alignment of long-term interests between non-executive directors and executive officers of the Company and its shareholders through the issuance of deferred share units (“DSUs”). Since the value of a DSU increases or decreases with the market price of the common shares, DSUs reflect a philosophy of aligning the interests of directors and executive officers with those of the shareholders by tying compensation to share price performance. The Board of Directors intends to use DSUs issued under the 2014 DSU Plan, as well as stock options issued under the 2014 Stock Option Plan, as part of the Company’s overall director and executive officer compensation program. A total of 863,310 units were issued during the nine months ended September 30, 2014 for payment of directors’ fees and were outstanding as at September 30, 2014. The Company has reserved for issuance up to 2,000,000 common shares under the 2014 DSU Plan.

(g)	Shareholder Rights Plan

On October 17, 2013 the Company’s shareholders adopted a shareholder rights plan (the “2013 Rights Plan”) and approved certain amendments on May 27, 2014 (the “Rights Plan Amendment” which together with the 2013 Rights Plan may be referred to as the “Rights Plan”). The Rights Plan is designed to provide adequate time for the Board of Directors and the shareholders to assess an unsolicited takeover bid for the Company, to provide the Board of Directors with sufficient time to explore and develop alternatives for maximizing shareholder value if a takeover bid is made, and to provide shareholders with an equal opportunity to participate in a takeover bid and receive full and fair value for their common shares. The Rights Plan will expire at the close of the Company’s annual meeting of shareholders in 2016.

TRILLIUM THERAPEUTICS INC.
(formerly Stem Cell Therapeutics Corp.)
Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended September 30, 2014 and 2013
Amounts in Canadian Dollars
(Unaudited)

10.	Share capital (continued)

The rights issued under the Rights Plan initially attach to and trade with the common shares and no separate certificates will be issued unless an event triggering these rights occurs. The rights will become exercisable only when a person, including any party related to it, acquires or attempts to acquire 20% or more of the outstanding common shares without complying with the “Permitted Bid” provisions of the Rights Plan or without approval of the Board of Directors. Should such an acquisition occur or be announced, each right would, upon exercise, entitle a rights holder, other than the acquiring person and related persons, to purchase common shares at an approximate 50% discount to the market price at the time.

Under the Rights Plan, a Permitted Bid is a bid made to all holders of the common shares and which is open for acceptance for not less than 60 days. If at the end of 60 days at least 50% of the outstanding common shares, other than those owned by the offeror and certain related parties have been tendered, the offeror may take up and pay for the common shares but must extend the bid for a further 10 days to allow other shareholders to tender. The issuance of common shares upon the exercise of the rights is subject to receipt of certain regulatory approvals.

11.	Research and development

Components of research and development expenses for the three months ended September 30 were as follows:

	2014	2013
	$	$

Research and development programs excluding the below items	1,419,374	595,472
Salaries, fees and short-term benefits	543,665	364,499
Share-based compensation	244,552	26,487
Amortization of intangible assets	84,837	202,471
Depreciation of property and equipment	11,649	5,175
Investment tax credits	(214,100)	(141,057)
	2,089,977	1,053,047

Components of research and development expenses for the nine months ended September 30 were as follows:

	2014	2013
	$	$

Research and development programs excluding the below items	3,242,449	1,009,308
Salaries, fees and short-term benefits	1,593,041	847,182
Share-based compensation	1,367,829	184,928
Amortization of intangible assets	525,939	412,228
Impairment of intangible assets	429,763	-
Depreciation of property and equipment	31,779	9,600
Investment tax credits	(429,939)	(188,467)
	6,760,861	2,274,779

TRILLIUM THERAPEUTICS INC.
(formerly Stem Cell Therapeutics Corp.)
Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended September 30, 2014 and 2013
Amounts in Canadian Dollars
(Unaudited)

12.	General and Administrative

Components of general and administrative expenses for the three months ended September 30 were as follows:

	2014	2013
	$	$

General and administrative expenses excluding the below items	253,427	137,958
Salaries, fees and short-term benefits	185,282	69,447
Share-based compensation	61,363	16,515
	500,072	223,920

Components of general and administrative expenses for the nine months ended September 30 were as follows:

	2014	2013
	$	$

General and administrative expenses excluding the below items	1,017,064	444,680
Salaries, fees and short-term benefits	495,908	194,728
DSU units issued for director compensation	240,000	-
Share-based compensation	384,642	92,113
	2,137,614	731,521

13.	Finance income and finance costs

Finance income for the three months ended September 30 was as follows:

	2014	2013
	$	$

Interest income	92,517	8,404
	92,517	8,404

Finance income for the nine months ended September 30 was as follows:

	2014	2013
	$	$

Interest income	285,058	19,810
Net foreign currency gain	6,324	4,550
	291,382	24,360

TRILLIUM THERAPEUTICS INC.
(formerly Stem Cell Therapeutics Corp.)
Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended September 30, 2014 and 2013
Amounts in Canadian Dollars
(Unaudited)

13.	Finance income and finance costs (continued)

Finance costs for the three months ended September 30 were as follows:

	2014	2013
	$	$

Bank charges	1,782	917
Accreted interest	15,031	22,011
Net foreign currency loss	12,182	3,329
	28,995	26,257

Finance costs for the nine months ended September 30 were as follows:

	2014	2013
	$	$

Bank charges	5,696	3,134
Accreted interest	54,169	22,011
	59,865	25,145

14.	Commitments and contingencies

As at September 30, 2014 and in the normal course of business, the Company had obligations to make future payments, representing research and development contracts and other commitments that are known and committed in the amount of $3,735,000 over the next 12 months, $98,000 from 12 to 24 months, $25,000 from 24 to 36 months, and $25,000 each year thereafter.

The Company enters into research, development and license agreements in the ordinary course of business where the Company receives research services and rights to proprietary technologies. Milestone and royalty payments that may become due under various agreements are dependent on, among other factors, clinical trials, regulatory approvals and ultimately the successful development of a new drug, the outcome and timing of which is uncertain. Under the license agreement for SIRPaFc, the Company has future contingent milestones payable of $60,000 related to successful patent grants, $100,000, $200,000 and $300,000 on the first patient dosed in phase I, II and III trials respectively, and regulatory milestones on their first achievement totalling $5,000,000.

The Company entered into two agreements with Catalent Pharma Solutions in August 2014 pursuant to which Trillium acquired the right to use a proprietary expression system for the manufacture of two SIRPaFc constructs. Consideration for each license includes potential pre-marketing approval milestones of up to U.S. $875,000 and aggregate sales milestone payments of up to U.S. $28.8 million.

The Company periodically enters into research and license agreements with third parties that include indemnification provisions customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of claims arising from research and development activities undertaken by or on behalf of the Company. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions could be unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the interim condensed consolidated financial statements with respect to these indemnification obligations.

TRILLIUM THERAPEUTICS INC.
(formerly Stem Cell Therapeutics Corp.)
Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended September 30, 2014 and 2013
Amounts in Canadian Dollars
(Unaudited)

15.	Related parties

For the nine months ended September 30, 2014 and 2013, the key management personnel of the Company were the Board of Directors, former Executive Chairman, Chief Executive Officer, Chief Financial Officer, Chief Scientific Officer and Vice-President Drug Development.

Compensation for key management personnel of the Company for the three months ended September 30 was as follows:

	2014	2013
	$	$

Salaries, fees and short-term benefits	379,320	245,529
Share-based compensation	305,244	45,485
Total	684,564	291,014

Compensation for key management personnel of the Company for the nine months ended September 30 was as follows:

	2014	2013
	$	$

Salaries, fees and short-term benefits	1,340,397	601,034
Share-based compensation	1,971,926	270,660
Total	3,312,323	871,694

Executive officers and directors participate in the 2014 Stock Option Plan and the 2014 DSU Plan, and officers participate in the Company’s benefit plans. Directors receive annual fees for their services. As at September 30, 2014, the key management personnel controlled approximately 1% of the voting shares of the Company.

Outstanding balances with related parties at the period-end are unsecured, interest free and settlement occurs in cash. There have been no guarantees provided or received for any related party receivables or payables. For the nine months ended September 30, 2014 and 2013, $7,916 and $31,667, respectively, was paid to a former director for consulting fees.

 TRILLIUM THERAPEUTICS INC.
(formerly STEM CELL THERAPEUTICS CORP.)

CONSOLIDATED FINANCIAL STATEMENTS

     FOR THE YEARS ENDED
DECEMBER 31, 2013 AND 2012

     96 Skyway Avenue
Toronto, Ontario M9W 4Y9
www.trilliumtherapeutics.com

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors of
Trillium Therapeutics Inc.

We have audited the accompanying consolidated financial statements of Trillium Therapeutics Inc. (formerly Stem Cell Therapeutics Corp.), which comprise the consolidated statements of financial position as at December 31, 2013 and 2012, and the consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Trillium Therapeutics Inc. as at December 31, 2013 and 2012 and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

/s/ Ernst & Young LLP
Toronto, Canada	Chartered Accountants
March 27, 2014	Licensed Public Accountants

TRILLIUM THERAPEUTICS INC.
(formerly STEM CELL THERAPEUTICS CORP.)
Consolidated Statements of Financial Position
Amounts in Canadian Dollars

		As at	As at
	Note	December 31, 2013	December 31, 2012
		$	$

ASSETS

Current
Cash		32,456,506	1,375,015
Marketable securities		526,598	-
Amounts receivable	5	427,234	161,208
Prepaid expenses		94,569	29,005

Total current assets		33,504,907	1,565,228

Property and equipment	6	109,007	-
Intangible assets	7	1,473,472	2,500

Total non-current assets		1,582,479	2,500

Total assets		35,087,386	1,567,728

LIABILITIES

Current
Accounts payable and accrued liabilities	8	669,860	185,258
Other current liabilities	9	62,766	-

Total current liabilities		732,626	185,258

Loan payable	9	341,884	-
Long-term liability	9	104,429	-

Total non-current liabilities		446,313	-

Total liabilities		1,178,939	185,258

EQUITY
Common shares	10	47,191,303	31,388,959
Preferred shares	10	11,292,525	-
Warrants	10	9,818,179	508,281
Contributed surplus	10	3,280,656	2,870,138
Deficit		(37,674,216)	(33,384,908)

Total equity		33,908,447	1,382,470

Total liabilities and equity		35,087,386	1,567,728

Commitments and contingencies [note 15]

Approved by the Board and authorized for issue on March 27, 2014:

(signed) Henry Friesen, Director	(signed) Calvin Stiller, Director

See accompanying notes to the consolidated financial statements

TRILLIUM THERAPEUTICS INC.
(formerly STEM CELL THERAPEUTICS CORP.)
Consolidated Statements of Loss and Comprehensive Loss
Amounts in Canadian Dollars

			Year ended		Year ended
	Note		December 31, 2013		December 31, 2012
		$		$

EXPENSES
Research and development	12		3,336,706		623,548
General and administrative	13		962,200		466,287
Operating expenses			4,298,906		1,089,835
Finance income	14		(54,028)		(30,730)
Finance costs	14		44,430		2,397
Net finance income			(9,598)		(28,333)
Net loss and comprehensive loss for the year			4,289,308		1,061,502
Basic and diluted loss per common share	10		(0.11)		(0.06)

See accompanying notes to the consolidated financial statements

TRILLIUM THERAPEUTICS INC.
(formerly STEM CELL THERAPEUTICS CORP.)
Consolidated Statements of Changes in Equity
Amounts in Canadian Dollars

	Common shares			Preferred shares			Warrants				Contributed
	Number		Amount	Number		Amount	Number		Amount		surplus		Deficit		Total
	#	$		#	$		#	$		$		$		$
			(note 10)			(note 10)			(note 10)		(note 10)

Balance, December 31, 2012	18,661,936		31,388,959	-		-	1,036,364		508,281		2,870,138		(33,384,908)		1,382,470

Net loss and comprehens ive loss for the year	-		-	-		-	-		-		-		(4,289,308)		(4,289,308)
Transactions with owners of the Company, recognized directly in equity											-		-
Share units issued, net of issue costs	91,982,693		13,580,794	77,895,165		11,292,525	130,592,142		8,455,762		-		-		33,329,081
Compensation warrants	-		-	-		-	5,828,890		700,772		-		-		700,772
To acquire Trillium Privateco (notes 4 and 10)	6,079,180		1,215,836	-		-	3,300,000		165,000		-		-		1,380,836
To acquire technology rights (notes 7 and 10)	5,028,571		1,005,714	-		-	1,600,000		80,000		-		-		1,085,714
Expiry of warrants	-		-	-		-	(127,273)		(91,636)		91,636		-		-
Share-based compensation	-		-	-		-	-		-		318,882		-		318,882
Total transactions with owners of the Company	103,090,444		15,802,344	77,895,165		11,292,525	141,193,759		9,309,898		410,518				36,815,285
Balance, December 31, 2013	121,752,380		47,191,303	77,895,165		11,292,525	142,230,123		9,818,179		3,280,656		37,674,216)		(33,908,447

	Common Shares			Preffered Share			Warrants				Contributed
	Number		Amount	Number		Surplus	Number		Amount		Surplus		Deficit		Total
	#	$		#	$		#	$		$		$		$
Balance, December 31, 2011	18,661,936		31,388,959	-		-	1,036,364		508,281		2,835,632		(32,323,406)		2,409,466
Net loss and comprehensive loss for the year	-		-	-		-	-		-				(1,061,502)		(1,061,502)
Transactions with owners of the Company, recognized directly in equity				-
Share-based compensation	-		-	-		-	-		-		34,506		-		34,506
Total transactions with owners of the Company	-		-	-		-	-		-		34,506		-		34,506
Balance, December 31, 2012	18,661,936		31,388,959	-		1,036,364	508,281		-		2,870,138		(33,384,908)		1,382,470

See accompanying notes to the consolidated financial statements

TRILLIUM THERAPEUTICS INC.
(formerly STEM CELL THERAPEUTICS CORP.)
Consolidated Statements of Cash Flows
Amounts in Canadian Dollars

		Year ended		Year ended
	Note	December 31, 2013		December 31, 2012
		$	$	$

OPERATING ACTIVITIES
Net loss for the year		(4,289,308)		(1,061,502)
Adjustments for items not affecting cash
Share-based compensation	10	318,882		34,506
Interest accretion	9	40,133		-
Amortization of intangible assets	7	632,779		2,000
Depreciation of property and equipment	6	16,010		4,382
		(3,281,504)		(1,020,614)
Changes in non-cash working capital balances
Amounts receivable		554,918		(119,594)
Prepaid expenses		(21,264)		(12,685)
Other current liabilities		62,766		-
Accounts payable and accrued liabilities		202,424		(168,856)
Cash used in operating activities		(2,482,660)		(1,321,749)

FINANCING ACTIVITIES
Increase in loan payable	9	13,284		-
Increase in long-term liability	9	98,915		-
Issue of share capital, net of issuance costs	10	34,029,853		-
Cash provided by financing activities		34,142,052		-

INVESTING ACTIVITIES
Purchase of property and equipment	6	(34,017)		-
Net change in marketable securities		104,112		-
Acquisition of Trillium Privateco , net of cash acquired	4	(647,996)		-
Cash used in investing activities		(577,901)		-

Net increase (decrease) in cash during the year		31,081,491		(1,321,749)

Cash, beginning of year		1,375,015		2,696,764

Cash, end of year		32,456,506		1,375,015

Supplemental cash flow information
Common share purchase warrants issued as agent’s compensation (note 10)		700,772		-
Common shares and warrants issued on acquisition of Trillium Privateco (note 10)		1,380,836		-
Common shares and warrants issued on acquisition of technology rights (note 10)		1,085,714		-

See accompanying notes to the consolidated financial statements

TRILLIUM THERAPEUTICS INC.
(formerly STEM CELL THERAPEUTICS CORP.)
Notes to the Consolidated Financial Statements
December 31, 2013
Amounts in Canadian Dollars

1.	Corporate information

Trillium Therapeutics Inc. (formerly Stem Cell Therapeutics Corp.) (the “Company” or “Trillium”) is a Canadian public immuno-oncology company advancing cancer stem cell discoveries into novel and innovative cancer therapies.

The Company was incorporated under the laws of the Province of Alberta on March 31, 2004 with nominal share capital. On October 19, 2004, the Company changed its name from Neurogenesis Biotech Corp. to Stem Cell Therapeutics Corp. On November 7, 2013, the Company filed Articles of Continuance to change its jurisdiction to Ontario. On June 1, 2014, the Company amalgamated with its wholly-owned subsidiary Trillium Therapeutics Inc. (“Trillium Privateco”) and changed its name to Trillium Therapeutics Inc.

The Company’s head office is located at 96 Skyway Avenue, Toronto, Ontario, M9W 4Y9 and is listed on the TSX Venture Exchange under the symbol SSS.

2.	Basis of presentation

(a)	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

The policies applied in these consolidated financial statements are based on IFRS issued and in effect as of March 27, 2014, the date the Board of Directors approved the consolidated financial statements.

(b)	Basis of measurement

These consolidated financial statements have been prepared on the historical cost basis, except for held-for-trading financial assets which are measured at fair value.

(c)	Functional and presentation currency

These consolidated financial statements are presented in Canadian dollars, which is the Company's functional currency.

(d)	Use of significant estimates and assumptions

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses and the related disclosures of contingent assets and liabilities and the determination of the Company’s ability to continue as a going concern. Actual results could differ materially from these estimates and assumptions. The Company reviews its estimates and underlying assumptions on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and may impact future periods.

Management has applied significant estimates and assumptions to:

Valuation of share-based compensation and warrants

Management measures the costs for share-based compensation and warrants using market-based option valuation techniques. Assumptions are made and estimates are used in applying the valuation techniques. These include estimating the future volatility of the share price, expected dividend yield, expected risk-free interest rate, future employee turnover rates, future exercise behaviours and corporate performance. Such estimates and assumptions are inherently uncertain. Changes in these assumptions affect the fair value estimates of share-based payments and warrants.

Impairment of long lived assets

Long-lived assets are reviewed for impairment upon the occurrence of events or changes in circumstances indicating that the carrying value of the asset may not be recoverable. For the purpose of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use (being the present value of the expected future cash flows of the relevant asset or cash-generating unit.) An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. We evaluate impairment losses for potential reversals when events or circumstances warrant such consideration.

TRILLIUM THERAPEUTICS INC.
(formerly STEM CELL THERAPEUTICS CORP.)
Notes to the Consolidated Financial Statements
December 31, 2013
Amounts in Canadian Dollars

Intangible assets

The Company estimates the useful lives of intangible assets from the date they are available for use in the manner intended by management and periodically reviews the useful lives to reflect management's intent about developing and commercializing the assets.

3.	Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

(a)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Stem Cell Therapeutics Inc, and Trillium Privateco (“Trillium”) from April 9, 2013, the date of acquisition (see note 4).

Investments in other entities where the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee, are considered subsidiaries due to the control exercised over the investee by the Company. Subsidiaries are fully consolidated from the date at which control is determined to have occurred and are de-consolidated from the date that the Company no longer controls the entity.

Intercompany transactions, balances and unrealized gains and losses on transactions between subsidiaries are eliminated.

The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies.

(b)	Foreign currency

Transactions in foreign currencies are translated to the functional currency at the rate on the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated at the spot rate of exchange as at the reporting date. All differences are taken to profit or loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rate at the date when the fair value was determined.

The functional currency of each entity is separately determined. The assets and liabilities of each entity are translated at the rate of exchange in effect as at the year-end while revenue and expense items, including depreciation and amortization, are translated at the rates of exchange prevailing at the dates of the transactions. Foreign exchange gains and losses from the translation of such financial statements are deferred and recognized in other comprehensive income. On disposal of a foreign operation, the foreign currency translation reserve relating to that foreign operation is taken to profit or loss.

Financial instruments

(c)	Financial assets

A financial asset is classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Attributable transaction costs are recognized in profit or loss as incurred. Financial assets at fair value through profit or loss are measured at fair value and changes therein are recognized in profit or loss.

Marketable securities

Marketable securities are comprised of short-term debt instruments with an original maturity of less than 90 days on purchase.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are initially recognized at fair value plus transaction costs and subsequently measured at amortized cost using the effective interest rate method less any impairment losses. The Company has classified its amounts receivable as loans and receivables.

TRILLIUM THERAPEUTICS INC.
(formerly STEM CELL THERAPEUTICS CORP.)
Notes to the Consolidated Financial Statements
December 31, 2013
Amounts in Canadian Dollars

Derecognition

A financial asset is derecognized when the rights to receive cash flows from the asset have expired or when the Company has transferred its rights to receive cash flows from the asset.

Financial liabilities

Financial liabilities are recognized initially at fair value plus any directly attributable transaction costs, and subsequently at amortized cost using the effective interest method. The Company has classified its accounts payable and accrued liabilities, other current liabilities, loan payable and long-term liability as financial liabilities.

Derecognition

A financial liability is derecognized when its contractual obligations are discharged or cancelled or expire.

Equity

Common shares, preferred shares and warrants to purchase common shares are classified as equity. Incremental costs directly attributable to the issue of common shares, preferred shares and warrants are recognized as a deduction from equity, net of any tax effects.

(d)	Property and equipment

Recognition and measurement

Items of property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes the expenditure that is directly attributable to the acquisition of the asset. When parts of an item of property and equipment have different useful lives, they are accounted for as separate items (major components) of property and equipment. Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment, and are recognized in profit or loss.

Subsequent costs

The cost of replacing a part of an item of property and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company, and its cost can be measured reliably. The carrying amount of the replaced part is then derecognized. The costs of the day-to-day servicing of property and equipment are recognized in profit or loss as incurred.

Depreciation

The estimated useful lives and the methods of depreciation for the current and comparative periods are as follows:

Asset	Basis

Lab equipment	20% declining balance
Computer equipment	Straight-line over 3 years
Office equipment	Straight-line over 5 years
Leaseholds	Straight-line over lease term

Estimates for depreciation methods, useful lives and residual values are reviewed at each reporting period-end and adjusted if appropriate. Depreciation expense is recognized in research and development expenses.

(e)	Intangible assets

Research and development

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to complete development and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are expensed as incurred. No internal development costs have been capitalized to date.

TRILLIUM THERAPEUTICS INC.
(formerly STEM CELL THERAPEUTICS CORP.)
Notes to the Consolidated Financial Statements
December 31, 2013
Amounts in Canadian Dollars

Research and development expenses include all direct and indirect operating expenses supporting the products in development. The costs incurred in establishing and maintaining patents are expensed as incurred.

Intangible assets

Intangible assets that are acquired separately and have finite useful lives are measured at cost less accumulated amortization and accumulated impairment losses. Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which it relates. All other expenditure is recognized in profit or loss as incurred.

Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets from the date they are available for use in the manner intended by management. The period that the technologies acquired in the Trillium Privateco acquisition are available for use is estimated at three years, and the period that the technologies acquired from the University Health Network (“UHN”) are available for use is estimated at two years, which reflects management's intent about developing and commercializing the assets.

The amortization method and amortization period of an intangible asset with a finite life is reviewed at least annually. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in research and development expenses.

(f)	Impairment

Financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

An impairment test is performed, on an individual basis, for each material financial asset. Other individually non-material financial assets are tested as groups of financial assets with similar risk characteristics. Impairment losses are recognized in profit or loss.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset's original effective interest rate. Losses are recognized in net profit or loss and reflected in an allowance account against the respective financial asset. Interest on the impaired asset continues to be recognized through the unwinding of the discount. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

Non-financial assets

The carrying amounts of the Company's non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If such an indication exists, the recoverable amount is estimated.

The recoverable amount of an asset or a cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or cash-generating unit. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of cash inflows of other assets or cash-generating units. An impairment loss is recognized if the carrying amount of an asset or its related cash-generating unit exceeds its estimated recoverable amount. Impairment losses for intangible assets are recognized in research and development expenses.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

TRILLIUM THERAPEUTICS INC.
(formerly STEM CELL THERAPEUTICS CORP.)
Notes to the Consolidated Financial Statements
December 31, 2013
Amounts in Canadian Dollars

(g)	Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are assessed by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount on provisions is recognized in finance costs. No provisions have been recognized.

(h)	Government assistance

Government assistance relating to research and development is recorded as a reduction of expenses when the related expenditures are incurred.

(i)	Share-based compensation

The grant-date fair value of share-based payment awards granted to employees is recognized as personnel costs, with a corresponding increase in contributed surplus, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that met the related service and non-market performance conditions at the vesting date.

For equity-settled share-based payment transactions, the Company measures the goods or services received, and the corresponding increase in contributed surplus, directly, at the fair value of the goods or services received, unless that fair value cannot be estimated reliably. If the Company cannot estimate reliably the fair value of the goods or services received, it measures their value by reference to the fair value of the equity instruments granted. Transactions measured by reference to the fair value of the equity instruments granted have their fair values remeasured at each vesting and reporting date until fully vested.

(j)	Income taxes

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable income or loss.

 Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax assets and liabilities, and they relate to income taxes levied by the same tax authority on the same taxable entity.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences whey they reverse, based on the laws that have been enacted or substantively enacted at the reporting date. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized.

 Investment tax credits earned from scientific research and development expenditures are recorded when collectability is reasonably assured.

(k)	Loss per share

Basic loss per share is computed by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the reporting period. Diluted loss per share is computed similar to basic loss per share except that the weighted average number of shares outstanding are increased to include additional shares for the assumed exercise of stock options and warrants and conversion of preferred shares, if dilutive. The number of additional shares is calculated by assuming that outstanding preferred shares would convert to common shares and that outstanding stock options and warrants were exercised and that the proceeds from such exercises were used to acquire common stock at the average market price during the reporting period. The inclusion of the Company's stock options, warrants and preferred shares in the computation of diluted loss per share has an anti-dilutive effect on the loss per share and therefore, they have been excluded from the calculation of diluted loss per share.

TRILLIUM THERAPEUTICS INC.
(formerly STEM CELL THERAPEUTICS CORP.)
Notes to the Consolidated Financial Statements
December 31, 2013
Amounts in Canadian Dollars

(l)	New standards and interpretations adopted during 2013

IFRS 10 Consolidated Financial Statements

IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. IFRS 10 supersedes SIC-12

Consolidations – Special Purpose Entities and replaces parts of IAS 27 Consolidated and Separate Financial Statements. The effective date of this amendment is for annual periods beginning on or after January 1, 2013. The Company adopted IFRS 10, including the amendments issued in June 2012, in its financial statements for the annual period beginning on January 1, 2013. The adoption did not have a material impact on the consolidated financial statements.

IFRS 12 Disclosure of Interests in Other Entities

IFRS 12 establishes disclosure requirements for interest in other entities such as subsidiaries, joint arrangements, associates and unconsolidated structured entities. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interest in other entities. IFRS 12 replaces the previous disclosure requirements included in IAS 27 Consolidated and Separate Financial Statements, IAS 31 Joint Ventures and IAS 28 Investment in Associates. The effective date of this amendment is for annual periods beginning on or after January 1, 2013. The Company adopted IFRS 12 in its consolidated financial statements for the annual period beginning on January 1, 2013. The adoption did not have a material impact on the consolidated financial statements.

IFRS 13 Fair Value Measurement

IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. IFRS 13 defines fair value and establishes disclosures about fair value measurement. The effective date of this amendment is for annual periods beginning on or after January 1, 2013. The Company adopted IFRS 13 in its consolidated financial statements for the annual period beginning on January 1, 2013. The adoption did not have a material impact on the consolidated financial statements.

IAS 1 Presentation of Financial Statements

The IASB amended IAS 1 by revising how certain items are presented in other comprehensive income (“OCI”). Items within OCI that may be reclassified to income will be separated from items that will not. The standard is effective for fiscal years beginning on or after July 1, 2012 with early adoption permitted. The Company has adopted IAS 1 retrospectively and there are minimal disclosure differences.

Annual Improvements to IFRSs 2009-2011 Cycle – various standards

In May 2012, the IASB published Annual Improvements to IFRSs – 2009-2011 Cycle as part of its annual improvements process to make non-urgent but necessary amendments to IFRS. These amendments are effective for annual periods beginning on or after January 1, 2013 with retrospective application. The Company adopted the amendments to the standards in its consolidated financial statements for the annual period beginning on January 1, 2013. The adoption did not have a material impact on the consolidated financial statements.

(m)	New standards and interpretations not yet effective

IFRS 9 Financial Instruments

In October 2010, the IASB published amendments to IFRS 9 which provides added guidance on the classification and measurement of financial liabilities. IFRS 9 will replace IAS 39 and will be completed in three phases: classification and measurement of financial assets and liabilities, impairment of financial assets, and general hedge accounting. This was the first phase of the project on classification and measurement of financial assets and liabilities. The IASB is discussing proposed limited amendments related to this phase of the project. The standard on general hedge accounting was issued and included as part of IFRS 9 in November 2013. The accounting for macro hedging is expected to be issued as a separate standard outside of IFRS 9. The impairment of financial assets phase of the project is currently in development. In November 2013, the mandatory effective date of IFRS 9 of January 1, 2015 was removed and the effective date will be determined when the remaining phases of IFRS 9 are finalized. The Company is currently monitoring the developments of this standard and assessing the impact that the adoption of this standard may have on the consolidated financial statements.

TRILLIUM THERAPEUTICS INC.
(formerly STEM CELL THERAPEUTICS CORP.)
Notes to the Consolidated Financial Statements
December 31, 2013
Amounts in Canadian Dollars

IFRIC 21 Levies

In May 2013, International Financial Reporting Standards Interpretations Committee Interpretation 21, Levies ("IFRIC 21") was issued. IFRIC 21 provides guidance on when to recognize a liability to pay a levy imposed by a government that is accounted for in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014 and is to be applied retrospectively. The Company is currently assessing the impact the adoption of this interpretation may have on the consolidated financial statements.

IAS 36 Impairment of Assets

In May 29, 2013, IASB published amendments to IAS 36, Impairment of Assets which reduce the circumstances in which the recoverable amount of cash-generating units is required to be disclosed and clarifies the disclosures required when an impairment loss has been recognized or reversed in the period. This amendment is effective for annual periods beginning on or after January 1, 2014. The Company does not expect the adoption of this amendment to have a material impact on its consolidated financial statements.

4.	Acquisition of Trillium Privateco

     On April 9, 2013, the Company completed a merger with Trillium Privateco, a private biopharmaceutical company specializing in immune regulation and the development of cancer stem cell-related therapeutics. The Company applied the acquisition method of accounting for the business combination and the losses have been consolidated from the acquisition date. The consideration was allocated to the underlying assets acquired and liabilities assumed based upon their fair values at the date of acquisition. The purchase price allocation was assigned to the net identifiable assets based on their estimated fair values. The final purchase price allocation is listed below:

Fair value of consideration paid:
Cash	$1,200,000
2,779,180 common shares and 3,300,000 units	1,380,836
2,580,836

Assets acquired:
Cash and marketable securities	$1,182,714
Amounts receivable	820,944
Prepaid expenses	44,300
Equipment	91,000
Acquired technology	1,018,037
3,156,995

Liabilities assumed:
Accounts payable and accrued liabilities	282,178
Loan payable	293,981
576,159
Net identifiable assets acquired	$2,580,836

TRILLIUM THERAPEUTICS INC.
(formerly STEM CELL THERAPEUTICS CORP.)
Notes to the Consolidated Financial Statements
December 31, 2013
Amounts in Canadian Dollars

4.	Acquisition of Trillium Privateco (continued)

As consideration, the Company paid $1,200,000 in cash and issued 2,779,180 common shares and 3,300,000 units. Each unit consisted of one common share and one common share purchase warrant, with each common share purchase warrant allowing its holder to acquire one additional common share at an exercise price of $0.40 until March 15, 2018. The fair value of the unit was determined based on the stand-alone value of the common share and the common share purchase warrant, in accordance with IFRS 13, Fair value measurement and IFRS 3, Business combinations. Accordingly, the fair value of the aggregate 6,079,180 common shares issued was based on the closing price of the Company’s common shares of $0.20 on April 9, 2013. The fair value of the 3,300,000 common share purchase warrants was determined using the Black-Scholes option pricing model. Assumptions used to determine the value of the common share purchase warrant were: dividend yield of 0%; risk-free interest rate of 1.1%; expected volatility of 68%; and average expected life of 3 years. Post-closing, Trillium Privateco shareholders held approximately 16% of the issued and outstanding common shares, and Trillium Privateco became a wholly-owned subsidiary of the Company.

Cash used in the investment is determined as follows:

$

Cash consideration	1,200,000
Less cash acquired	552,004
647,996

Acquisition costs incurred by the Company for the Trillium Privateco merger, and included in general and administrative expenses for the year ended December 31, 2013, were approximately $113,000. From the date of the acquisition to December 31, 2013, Trillium Privateco contributed revenue of nil and a loss of $2,236,262. If the acquisition had occurred on January 1, 2013, management estimates that consolidated revenue would have been nil, and consolidated loss for the year would have been $5,368,637. In determining these amounts, management has assumed that the fair value adjustments that arose on the date of acquisition would have been the same if the acquisition had occurred on January 1, 2013.

The acquisition gave rise to a deferred tax liability related to the acquired technology and a deferred tax asset related to the tax effect of the Trillium Privateco non-capital losses and the scientific research and experimental development tax pools. The Company has offset the tax liabilities and tax assets as it has a legally enforceable right to set them off. A net residual tax asset has not been recognized as it is not probable that future taxable profits will be available against which the accumulated tax assets can be utilized.

5.	Amounts receivable

	December 31,	December 31,
	2013	2012
	$	$

Government programs receivable	426,946	83,458
Other amounts receivable	288	77,750
	427,234	161,208

TRILLIUM THERAPEUTICS INC.
(formerly STEM CELL THERAPEUTICS CORP.)
Notes to the Consolidated Financial Statements
December 31, 2013
Amounts in Canadian Dollars

6.	Property and equipment

			Office
	Lab	Computer	equipment and
	equipment	equipment	leaseholds	Total
	$	$	$	$

Cost
Balance, December 31, 2011	-	154,706	33,889	188,595
Disposals	-	(141,206)	(33,889)	(175,095)
Balance, December 31, 2012	-	13,500	-	13,500
Additions	111,025	4,611	9,381	125,017
Balance, December 31, 2013	111,025	18,111	9,381	138,517

Accumulated depreciation
Balance, December 31, 2011	-	150,324	33,889	184,213
Disposals	-	(141,206)	(33,889)	(175,095)
Depreciation	-	4,382	-	4,382
Balance, December 31, 2012	-	13,500	-	13,500
Depreciation	14,723	504	783	16,010
Balance December 31, 2013	14,723	14,004	783	29,510

Net carrying amounts
December 31, 2012	-	-	-	-
December 31, 2013	96,302	4,107	8,598	109,007

During the first quarter of 2012, the Company closed its Calgary office and retired computer and office equipment that was fully depreciated in the amount of $175,095. In the second quarter of 2013, the Company acquired lab equipment in its merger with Trillium Privateco with a fair value of $91,000.

7.	Intangible assets

Total
$

Cost
Balance, December 31, 2011 and December 31, 2012	2,431,279
Additions	2,103,751
Disposals	(2,431,279)
Balance December 31, 2013	2,103,751

Accumulated amortization
Balance, December 31, 2011	2,426,779
Amortization	2,000
Balance, December 31, 2012	2,428,779
Amortization	632,779
Disposals	(2,431,279)
Balance, December 31, 2013	630,279

Net carrying amounts
December 31, 2012	2,500
December 31, 2013	1,473,472

TRILLIUM THERAPEUTICS INC.
(formerly STEM CELL THERAPEUTICS CORP.)
Notes to the Consolidated Financial Statements
December 31, 2013
Amounts in Canadian Dollars

7.	Intangible assets (continued)

On April 9, 2013, the Company completed a merger with Trillium Privateco. Licensed patent rights of Trillium Privateco acquired amounted to $1,018,037 (see note 4).

On April 16, 2013, the Company signed an agreement with UHN for an exclusive world-wide license to an innovative cancer stem cell program. The initial consideration for the UHN license of $1,085,714 was satisfied by the issuance of 5,028,571 common shares and 1,600,000 common share purchase warrants, each warrant allowing its holder to acquire one additional common share at an exercise price of $0.40 until March 15, 2018. Additional consideration under the UHN license includes an annual license maintenance fee and future development milestones. The fair value of the common shares issued was based on the closing price of the Company's common shares of $0.20 on April 16, 2013 and $0.25 per unit based on the fair value of the common share and common share purchase warrant components as of the date of acquisition.

During the third quarter of 2013, the Company ceased all activities related to the regenerative stem cell products and retired the fully amortized assets in the amount of $2,431,279.

8.	Accounts payable and accrued liabilities

	December 31,	December 31,
	2013	2012
	$	$

Trade and other payables	113,003	55,548
Accrued liabilities	221,580	95,484
Due to related parties (note 16)	335,277	34,226
	669,860	185,258

9.	Non-current liabilities

(a)

On February 1, 2012, Trillium Privateco entered into a contribution agreement with the Federal Economic Development Agency for Southern Ontario where it received a repayable contribution to support the clinical development of its TTI-1612 program. The period of contribution ended on December 31, 2013. As at December 31, 2013, Trillium Privateco has repayable contributions of $575,139 representing the outstanding principal balance, repayable in equal monthly installments for 60 months beginning on December 1, 2014. The loan payable bears no interest. On acquisition of Trillium Privateco, the fair value of the loan payable was determined by discounting the loan payable using an estimated market interest rate of 15%. Interest expense will accrete on the discounted loan amount until it reaches its face value at maturity.

(b)

The Company incurred a discounted long-term liability of $157,609 related to the cessation of the development of its regenerative medicine products. This liability has been discounted using an estimated market interest rate of 15% and interest expense is accreting.

The current portions of the loan payable and long-term liability are included in other current liabilities in the statements of financial position.

TRILLIUM THERAPEUTICS INC.
(formerly STEM CELL THERAPEUTICS CORP.)
Notes to the Consolidated Financial Statements
December 31, 2013
Amounts in Canadian Dollars

10.	Share capital

(a)	Authorized

The authorized share capital of the Company consists of an unlimited number of common shares, Class B shares and First Preferred Shares, in each case without nominal or par value. Common shares are voting and may receive dividends as declared at the discretion of the Board of Directors. Class B shares are non-voting and convertible to common shares at the holder’s discretion, on a one-for-one basis. Upon dissolution or wind-up of the Company, Class B shares participate rateably with the common shares in the distribution of the Company’s assets. Preferred shares have voting rights as decided upon by the Board of Directors at the time of grant. Upon dissolution or wind-up of the Company, First Preferred Shares are entitled to priority over common and Class B shares.

During 2013, the Company created a new series of preferred shares being the Series I Non-Voting Convertible First Preferred Shares. These shares are non-voting, may receive dividends as declared at the discretion of the Board of Directors, and are convertible to common shares at the holder’s discretion, on a one-for-one basis.

(b)	Common and preferred shares issued – year ended December 31, 2013

The Company consolidated its outstanding common shares issuing one post-consolidated share for each 10 pre-consolidated shares and the common shares began trading on a post-consolidated basis on February 6, 2013. All references in the consolidated financial statements and notes to the number of common shares, warrants and stock options have been adjusted to the post-consolidation amounts.

In March 2013, the Company completed a capital raise as part of a shelf prospectus supplement and a U.S. private placement for a total of 12,735,000 units at a price of $0.25 per unit, for aggregate gross proceeds to the Company of $3,185,080 ($2,615,240 net of issuance costs). Each unit consisted of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase one common share at a price of $0.40 per share at any time prior to expiry on March 15, 2018 (12,315,000 warrants) and March 27, 2018 (420,000 warrants). In connection with the financing, the Company issued 814,050 compensation warrants having an aggregate fair value of $48,843 estimated using the Black- Scholes option pricing model. Each compensation warrant entitles the holder to acquire one common share at an exercise price of $0.25 per share prior to expiry on March 16, 2015.

The allocation of the $0.25 common share unit issue price to the common shares and unit warrants was based on the relative fair values of the common shares and the warrants. The fair value of the warrants was determined using the Black-Scholes option pricing model. The common shares were allocated a price of $0.20 per share and the warrants were allocated a price of $0.05 per warrant. The costs of the issue were allocated on a pro rata basis to the common shares and warrants. Accordingly, $2,092,192 was allocated to common shares and $523,048 to warrants, net of issuance costs. Assumptions used to determine the value of the unit warrants were: dividend yield of 0%; risk-free interest rate of 1.1%; expected volatility of 64%; and average expected life of 3 years. Assumptions used to determine the value of the compensation warrants were: dividend yield of 0%; risk-free interest rate of 1.0%; expected volatility of 80%; and average expected life of 2 years.

On April 9, 2013, the Company issued 6,079,180 common shares and 3,300,000 common share purchase warrants for partial consideration for the acquisition of Trillium Privateco (see note 4).

On April 16, 2013, the Company issued 5,028,571 common shares and 1,600,000 common share purchase warrants on the acquisition of certain cancer stem cell assets from UHN (see note 7).

TRILLIUM THERAPEUTICS INC.
(formerly STEM CELL THERAPEUTICS CORP.)
Notes to the Consolidated Financial Statements
December 31, 2013
Amounts in Canadian Dollars

10.	Share capital (continued)

On December 13, 2013, the Company completed a private placement financing issuing 79,247,693 common share units (each common share unit consisting of one common share and three-quarters of a common share purchase warrant) at a price of $0.21 per unit and 77,895,165 preferred share units (each preferred share unit consisting of one Series 1 Non-Voting First Preferred Share and three-quarters of a common share purchase warrant) at a price of $0.21 per unit for gross proceeds of $32,866,025 ($30,713,841 net of issuance costs). Each whole warrant entitles the holder to purchase one common share at a price of $0.28 at any time prior to expiry on December 13, 2018. In connection with the financing, the Company issued 5,014,839 compensation warrants having an aggregate fair value of $651,929 estimated using the Black-Scholes option pricing model. Each compensation warrant entitles the holder to acquire one common share at an exercise price of $0.21 per share prior to expiry on December 13, 2015.

The allocation of the $0.21 unit issue price to the common shares, Series 1 Non-Voting First Preferred Shares and unit warrants was based on the relative fair values of the common shares, Series 1 Non-Voting First Preferred Shares and the warrants. The fair value of the warrants was determined using the Black-Scholes option pricing model. The common shares were allocated a price of $0.16 per share, the Series 1 Non-Voting First Preferred Shares were allocated a price of $0.16 per share, and the warrants were allocated a price of $0.05 per three-quarter warrant. The costs of the issue were allocated on a pro rata basis. Accordingly, $11,488,602 was allocated to common shares, $11,292,525 to the Series 1 Non-Voting First Preferred Shares and $7,932,714 to warrants, net of issuance costs. Assumptions used to determine the value of the unit warrants were: dividend yield of 0%; risk-free interest rate of 1.2%; expected volatility of 70%; and average expected life of 3 years. Assumptions used to determine the value of the compensation warrants were: dividend yield of 0%; risk-free interest rate of 1.1%; expected volatility of 66%; and average expected life of 2 years.

All securities issued under the offering (including the compensation warrants), in Canada are subject to a four month hold and resale restrictions under Canadian securities law, and in the United States are subject to statutory resale restrictions under U.S. securities laws. All securities issued under the offering are also subject to a four month hold imposed under the policies of the TSX Venture Exchange.

In the December 2013 private placement, subscribers who purchased Preferred Share Units and certain subscribers who purchased Common Share Units are subject to restrictions on the conversion and exercise of securities of the Company convertible in common shares. Such subscribers cannot convert or exercise securities of the Company convertible or exerciseable into common shares if, after giving effect to the exercise of conversion, the subscriber and its joint actors would have beneficial ownership or direction or control over common shares in excess of 4.99% of the then outstanding common shares. This limit can be raised at the option of the subscriber on 61 days prior written notice: (i) up to 9.99%, (ii) up to 19.99%, subject to stock exchange clearance of a personal information form submitted by the subscriber, and (iii) above 19.99%, subject to stock exchange approval and shareholder approval.

Subject to receipt of any required regulatory approvals, subscribers who purchased a minimum of 10% of the securities sold under the offering have been given rights to purchase securities of the Company in future financings to enable each such subscriber to maintain its percentage holding in the Company for so long as the subscriber holds at least 10% of the outstanding common shares on a fully-diluted basis.

There were no common or preferred shares issued in the year ended December 31, 2012.

(c)	Weighted average number of common shares

The weighted average number of common shares outstanding for the purposes of calculating earnings per share have been adjusted for 2013 and 2012 to the post-consolidated number. The post-consolidated weighted average number of common shares outstanding for year ended December 31, 2013 was 40,707,868 (2012 – 18,661,936).

TRILLIUM THERAPEUTICS INC.
(formerly STEM CELL THERAPEUTICS CORP.)
Notes to the Consolidated Financial Statements
December 31, 2013
Amounts in Canadian Dollars

10.	Share capital (continued)

(d)	Warrants

Warrants outstanding at December 31, 2013 were as follows:

	Number of	Exercise
Expiry dates	warrants	price

March 14, 2014	909,091	$1.60
March 16, 2015	814,051	$0.25
December 13, 2015	5,014,839	$0.21
March 15, 2018	17,215,000	$0.40
March 27, 2018	420,000	$0.40
December 13, 2018	117,857,142	$0.28
	142,230,123

All warrants were exercisable on issuance. Changes in the number of warrants outstanding during the years ended December 31 were as follows:

		2013		2012

		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	warrants	price	warrants	price

Balance, beginning of year	1,036,364	$1.54	1,036,364	$1.54
Issued	141,321,032	0.29	-	-
Expired	(127,273)	1.10	-	-

Balance, end of year	142,230,123	$0.30	1,036,364	$1.54

(e)	Stock option plan

The Company has a 10% rolling stock option plan (the “Plan”) that was approved by the Company’s shareholders at its annual general meeting held on October 17, 2013. Pursuant to the Plan, the Company may grant stock options to purchase up to an aggregate of 10% of the Company’s issued and outstanding share capital. As at December 31, 2013, the Company was entitled to issue an additional 9,254,141 stock options under the Plan.

TRILLIUM THERAPEUTICS INC.
(formerly STEM CELL THERAPEUTICS CORP.)
Notes to the Consolidated Financial Statements
December 31, 2013
Amounts in Canadian Dollars

10.	Share capital (continued)

Changes in the number of options outstanding during the years ended December 31 were as follows:

		2013		2012

		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price

Balance, beginning of year	700,000	$1.03	1,110,194	$1.39
Granted	2,623,597	0.25	10,000	1.00
Cancelled/forfeited	(402,500)	1.02	(420,194)	1.98

Balance, end of year	2,921,097	$0.33	700,000	$1.03

Options exercisable, end of year	1,189,918	$0.45	596,806	$1.04

The following table reflects stock options outstanding at December 31, 2013:

	Stock options outstanding			Stock options exercisable
		Weighted average
	Number	remaining	Weighted average	Exercisable	Weighted average
Exercise prices	outstanding	contractual life	exercise price	number	exercise price

$0.25	2,623,597	9.2 years	$0.25	895,196	$0.25
$1.00	274,500	2.3 years	$1.00	271,722	$1.00
$1.20	3,000	0.7 years	$1.20	3,000	$1.20
$1.70	20,000	0.9 years	$1.70	20,000	$1.70

	2,921,097	8.5 years	$0.33	1,189,918	$0.45

Share-based compensation expense was determined based on the fair value of the options at the date of measurement using the Black-Scholes option pricing model with the weighted average assumptions for the years ended December 31 as follows:

	2013	2012
Expected option life	10 years	5 years
Risk-free interest rate	1.7%	1.1%
Forfeiture rate	11%	10%
Dividend yield	0%	0%
Expected volatility	118%	137%

The Black-Scholes option pricing model was developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differs from the Company's stock option awards. This model also requires highly subjective assumptions, including future stock price volatility and average option life, which significantly affect the calculated values.

TRILLIUM THERAPEUTICS INC.
(formerly STEM CELL THERAPEUTICS CORP.)
Notes to the Consolidated Financial Statements
December 31, 2013
Amounts in Canadian Dollars

10.	Share capital (continued)

The risk-free interest rate is based on the implied yield on a Government of Canada zero-coupon issue with a remaining term equal to the expected term of the option. The volatility is based solely on historical volatility equal to the expected life of the option. The life of the options is estimated considering the vesting period at the grant date, the life of the option and the average length of time similar grants have remained outstanding in the past. The forfeiture rate is an estimate based on historical evidence and future expectations. The dividend yield was excluded from the calculation since it is the present policy of the Company to retain all earnings to finance operations and future growth.

During the year ended December 31, 2013, the Company issued 2,623,597 (2012 – 10,000) stock options with a fair value of $535,781 (2012 – $2,300). The weighted average grant date fair value of the stock options granted during the year ended December 31, 2013 was $0.20 (2012 - $0.02) .

(f)	Deferred Share Units Plan

The shareholders of the Company approved the adoption of a deferred share units plan (the “DSU Plan”) on October 17, 2013 reserving for issuance up to 2,000,000 common shares under the DSU Plan. The purpose of the DSU Plan is to provide an alternative form of compensation to satisfy director fees and annual and special bonuses payable to senior officers and directors of the Company. No units have been issued to date.

(g)	Shareholder Rights Plan

The shareholders of the Company approved the adoption of a shareholder rights plan agreement (the “SRP Plan”) on October 17, 2013. The SRP Plan is designed to provide adequate time for the Board of Directors and the shareholders to assess an unsolicited takeover bid for the Company, to provide the Board of Directors with sufficient time to explore and develop alternatives for maximizing shareholder value if a takeover bid is made, and to provide shareholders with an equal opportunity to participate in a takeover bid and receive full and fair value for their common shares. The SRP Plan will expire at the close of the Company's annual meeting of shareholders in 2016.

The rights issued under the SRP Plan initially attach to and trade with the common shares and no separate certificates will be issued unless an event triggering these rights occurs. The rights will become exercisable only when a person, including any party related to it, acquires or attempts to acquire 20 percent or more of the outstanding common shares without complying with the "Permitted Bid" provisions of the SRP Plan or without approval of the Board of Directors. Should such an acquisition occur or be announced, each right would, upon exercise, entitle a rights holder, other than the acquiring person and related persons, to purchase common shares at a approximate 50 percent discount to the market price at the time.

Under the SRP Plan, a Permitted Bid is a bid made to all holders of the common shares and which is open for acceptance for not less than 60 days. If at the end of 60 days at least 50 percent of the outstanding common shares, other than those owned by the offeror and certain related parties have been tendered, the offeror may take up and pay for the common shares but must extend the bid for a further 10 days to allow other shareholders to tender. The issuance of common shares upon the exercise of the rights is subject to receipt of certain regulatory approvals.

TRILLIUM THERAPEUTICS INC.
(formerly STEM CELL THERAPEUTICS CORP.)
Notes to the Consolidated Financial Statements
December 31, 2013
Amounts in Canadian Dollars

11.	Income taxes

The Company recognized no income taxes in the consolidated statements of loss and comprehensive loss, as it has been incurring losses since inception, and it is not probable that future taxable profits will be available against which the accumulated tax losses can be utilized.

(a)	Unrecognized deferred tax assets:

As at December 31, 2013 and 2012, deferred tax assets have not been recognized with respect to the following items:

	2013	2012

Non-capital losses carried forward	$8,515,351	$6,130,941
Federal investment tax credits carryforward	1,515,626	947,496
Carrying value of property and equipment and intangible assets in excess of accounting basis	1,138,196	961,313
Scientific research and experimental development expenditures	4,101,322	1,100,271
Share issue costs and other	540,886	53,975

	$15,811,381	$9,193,996

(b)

As at December 31, 2013, the Company has available research and development expenditures of approximately $15,477,000 (2012 - $4,152,000), for income tax purposes which may be carried forward indefinitely to reduce future years’ taxable income. As at December 31, 2013, the Company also has unclaimed Canadian federal scientific research and development investment tax credits of $2,062,000 (2012 – $1,287,000) which are available to reduce future federal taxes payable with expiries from 2014 through 2033. The benefit of these expenditures and investment tax credits has not been recorded in the accounts.

(c)

As at December 31, 2013, the Company has accumulated non-capital losses for federal and provincial income tax purposes in Canada which are available for application against future taxable income. The benefit of these losses has not been recorded in the accounts.

The non-capital tax losses expire as follows:

Federal
$

2014	971,000
2015	2,968,000
2026	3,320,000
2027	6,645,000
2028	4,659,000
2029	4,144,000
2030	3,736,000
2031	1,819,000
2032	1,387,000
2033	2,450,000
32,099,000

TRILLIUM THERAPEUTICS INC.
(formerly STEM CELL THERAPEUTICS CORP.)
Notes to the Consolidated Financial Statements
December 31, 2013
Amounts in Canadian Dollars

11.	Income taxes (continued)

(d)	The reconciliation of the Canadian statutory income tax rate applied to the net loss for the year to the income tax recovery is as follows:

	2013	2012

Statutory income tax rate	26.5%	26.5%

Income tax recovery based on statutory income tax rate	$(1,136,667)	$(281,298)
Change in income tax rates	-	(431,758)
Investment tax credits	(207,850)	(23,188)
Share-based compensation and other	84,902	9,429
Change in valuation allowance	1,259,615	726,815

Income tax recovery	$-	$-

12.	Research and development

Components of research and development expenses for the years ended December 31 were as follows:

	2013	2012
	$	$

Research and development, excluding the below	1,411,264	518,030
Salaries, fees and short-term benefits	1,299,055	209,588
Share-based compensation	211,419	38,011
Amortization of intangible assets	632,779	2,000
Depreciation of property and equipment	16,010	4,382
Net proceeds from patent interference settlement	-	(99,551)
Investment tax credits	(233,821)	(48,912)
	3,336,706	623,548

13.	General and Administrative

Components of general and administrative expenses for the years ended December 31 were as follows:

	2013	2012
	$	$

General and administrative, excluding the below	599,785	269,849
Salaries, fees and short-term benefits	254,952	199,943
Share-based compensation	107,463	(3,505)
	962,200	466,287

TRILLIUM THERAPEUTICS INC.
(formerly STEM CELL THERAPEUTICS CORP.)
Notes to the Consolidated Financial Statements
December 31, 2013
Amounts in Canadian Dollars

14.	Finance income and finance costs

Finance income for the years ended December 31 was as follows:

	2013	2012
	$	$

Interest income	44,113	25,740
Net foreign currency gain	9,915	4,990
	54,028	30,730

Finance costs for the years ended December 31 were as follows:

	2013	2012
	$	$

Bank charges	4,297	2,397
Accreted interest	40,133	-
	44,430	2,397

15.	Commitments and contingencies

     As at December 31, 2013 and in the normal course of business, the Company had obligations to make future payments, representing research and development contracts and other commitments that are known and committed in the amount of $247,000 over the next 12 months, $182,000 from 12 to 24 months, $127,000 from 24-36 months, and $78,000 each year thereafter.

The Company enters into research, development and license agreements in the ordinary course of business where the Company receives research services and rights to proprietary technologies. Milestone and royalty payments that may become due under various agreements are dependent on, among other factors, clinical trials, regulatory approvals and ultimately the successful development of a new drug, the outcome and timing of which is uncertain. Under the license agreement for SIRPaFc, the Company has future contingent milestones payable of $60,000 related to successful patent grants, $100,000, $200,000 and $300,000 on the first patient dosed in phase I, II and III trials respectively, and regulatory milestones on their first achievement totaling $5,000,000.

The Company periodically enters into research and license agreements with third parties that include indemnification provisions customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of claims arising from research and development activities undertaken by or on behalf of the Company. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions could be unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the consolidated financial statements with respect to these indemnification obligations.

TRILLIUM THERAPEUTICS INC.
(formerly STEM CELL THERAPEUTICS CORP.)
Notes to the Consolidated Financial Statements
December 31, 2013
Amounts in Canadian Dollars

16.	Related parties

For the years ended December 31, 2013 and 2012, the key management personnel of the Company were the Board of Directors, the Executive Chairman, the Chief Executive Officer, the Chief Financial Officer, the Chief Scientific Officer and the Vice-President Drug Development.

Compensation for key management personnel of the Company for the years ended December 31 was as follows:

	2013	2012
	$	$

Salaries, fees and short-term benefits	844,425	396,400
Share-based compensation	316,069	55,272
Total	1,160,494	451,672

Executive officers and directors participate in the stock option plan and officers participate in the Company’s benefit plans. Directors receive annual fees for their services. As at December 31, 2013, the key management personnel controlled approximately 4% of the voting shares of the Company.

Outstanding balances with related parties at the year-end are unsecured, interest free and settlement occurs in cash. There have been no guarantees provided or received for any related party receivables or payables. For the year ended December 31, 2013, $138,750 was paid to a director for consulting fees (2012 - nil).

17.	Operating segment

The Company has a single operating segment, the research and development of immunotherapy drugs for the treatment of cancer. Substantially all of the Company’s operations, assets, and employees are in Canada.

18.	Management of capital

The Company defines its capital as share capital, warrants and contributed surplus. The Company’s objectives when managing capital are to ensure there are sufficient funds available to carry out its research and development programs. To date, these programs have been funded primarily through the sale of equity securities and the exercise of common share purchase warrants.

The Company also sources non-dilutive funding by accessing grants, government assistance and tax incentives, and through partnerships with corporations and research institutions. The Company uses budgets and purchasing controls to manage its costs.

The Company is not exposed to any externally imposed capital requirements.

19.	Financial instruments

Fair value

IFRS 13, Fair Value Measurement, provides a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs are those which reflect market data obtained from independent sources, while unobservable inputs reflects the Company’s assumptions with respect to how market participants would price an asset or liability. These two inputs used to measure fair value fall into the following three different levels of the fair value hierarchy:

Level 1          Quoted prices in active markets for identical instruments that are observable.

Level 2          Quoted prices in active markets for similar instruments; inputs other than quoted prices that are observable and derived from or corroborated by observable market data.

Level 3          Valuations derived from valuation techniques in which one or more significant inputs are unobservable.

The hierarchy requires the use of observable market data when available.

TRILLIUM THERAPEUTICS INC.
(formerly STEM CELL THERAPEUTICS CORP.)
Notes to the Consolidated Financial Statements
December 31, 2013
Amounts in Canadian Dollars

19.	Financial instruments (continued)

The Company has classified cash, marketable securities, amounts receivable, accounts payable and accrued liabilities, other current liabilities, loan payable and long-term liability as Level 1.

Cash, marketable securities, amounts receivable, accounts payable and accrued liabilities, and other current liabilities, due within one year, are all short-term in nature and, as such, their carrying values approximate fair values. The fair value of the non-current loan payable and long-term liability is estimated by discounting the expected future cash flows at the cost of money to the Company, which is equal to its carrying value.

Risks

The Company has exposure to credit risk, liquidity risk, interest rate risk and currency risk. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Audit Committee of the Board is responsible to review the Company’s risk management policies.

(a)	Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s cash and cash equivalents and amounts receivable. The carrying amount of these financial assets represents the maximum credit exposure. The Company follows an investment policy to mitigate against the deterioration of principal and to enhance the Company’s ability to meet its liquidity needs. Cash and cash equivalents are on deposit with a major Canadian chartered bank. Amounts receivable are primarily comprised of amounts due from the federal government.

(b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company is a development stage company and is reliant on external fundraising to support its operations. Once funds have been raised, the Company manages its liquidity risk by investing in cash and cash equivalents to provide regular cash flow for current operations. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors reviews and approves the Company’s operating and capital budgets, as well as any material transactions not in the ordinary course of business. The majority of the Company’s accounts payable and accrued liabilities have maturities of less than three months.

(c)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s cash and cash equivalents are highly liquid holdings in bank accounts or high interest savings accounts which have a variable rate of interest. The Company manages its interest rate risk by holding highly liquid short-term instruments and by holding its investments to maturity, where possible. For the year ended December 31, 2013, the Company earned interest income of $44,113 (2012 - $25,740). Therefore, a 1% change in the average interest rate for the year would have a net impact on finance income of $441.

(d)	Currency risk

The Company is exposed to currency risk related to the fluctuation of foreign exchange rates and the degree of volatility of those rates. Currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than the Canadian dollar which are primarily expenses in US dollars. The Company manages its exposure to currency fluctuations by holding cash and cash equivalents denominated in US dollars in amounts approximating current US dollar financial liabilities and US dollar planned expenditures. As at December 31, 2013, the Company held US dollar cash and cash equivalents in the amount of US$493,031 (2012 - US$157,383) and had US dollar denominated accounts payable and accrued liabilities in the amount of US$88,063 (2012 - US$30,396). Therefore, a 1% change in the foreign exchange rate would have a net impact on finance costs of $4,050 (2012 – $1,270).

US dollar expenses for the year ended December 31, 2013 were approximately US$518,000 (2012 – US$532,000). Varying the US exchange rate for the year to reflect a 5% strengthening of the Canadian dollar would have decreased the net loss by approximately $26,000 (2012 - $27,000) assuming that all other variables remained constant.

TRILLIUM THERAPEUTICS INC.
(formerly STEM CELL THERAPEUTICS CORP.)

CONSOLIDATED FINANCIAL STATEMENTS

     FOR THE YEARS ENDED
DECEMBER 31, 2012 AND 2011

     96 Skyway Avenue
Toronto, Ontario M9W 4Y9
www.trilliumtherapeutics.com

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors of
Trillium Therapeutics Inc.

We have audited the accompanying consolidated financial statements of Trillium Therapeutics Inc. (formerly Stem Cell Therapeutics Corp.), which comprise the consolidated statements of financial position as at December 31, 2012 and 2011, and the consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Trillium Therapeutics Inc. as at December 31, 2012 and 2011 and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Emphasis of matter

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2(b) to the consolidated financial statements, the Company has recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2(b). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Ernst & Young LLP
Toronto, Canada	Chartered Accountants
April 29, 2013	Licensed Public Accountants

TRILLIUM THERAPEUTICS INC.
(formerly STEM CELL THERAPEUTICS CORP.)
Consolidated Statements of Financial Position
Amounts in Canadian Dollars
(See note 2 – Basis of presentation)

		As at	As at
	Note	December 31, 2012	December 31, 2011
		$	$

ASSETS

Current
Cash and cash equivalents		1,375,015	2,696,764
Amounts receivable	4	161,208	41,614
Prepaid expenses		29,005	16,320
Total current assets		1,565,228	2,754,698
Property and equipment	5	-	4,382
Intangible assets	6	2,500	4,500
Total non-current assets		2,500	8,882
Total assets		1,567,728	2,763,580
LIABILITIES
Current
Accounts payable and accrued liabilities	7	185,258	354,114
Total liabilities		185,258	354,114
EQUITY
Share capital	8	31,388,959	31,388,959
Warrants	8	508,281	508,281
Contributed surplus	8	2,870,138	2,835,632
Deficit		(33,384,908)	(32,323,406)
Total equity		1,382,470	2,409,466
Total liabilities and equity		1,567,728	2,763,580

Going concern [note 2(b)]
Commitments and contingencies [note 13]
Events after the balance sheet date [note 18]

Approved by the Board and authorized for issue on April 29, 2013:

(signed) David Allan, Director	(signed) James DeMesa, Director

See accompanying notes to the consolidated financial statements

TRILLIUM THERAPEUTICS INC.
(formerly STEM CELL THERAPEUTICS CORP.)
Consolidated Statements of Loss and Comprehensive Loss
Amounts in Canadian Dollars

		Year ended	Year ended
	Note	December 31, 2012	December 31, 2011
		$	$

EXPENSES
Research and development	10	623,548	2,335,401
General and administrative	11	466,287	860,630
		1,089,835	3,196,031
Finance income	12	(30,730)	(36,410)
Finance costs	12	2,397	14,326
		(28,333)	(22,084)
Net loss and comprehensive loss for the year		1,061,502	3,173,947
Basic and diluted loss per common share	8	(0.06)	(0.17)

See accompanying notes to the consolidated financial statements

TRILLIUM THERAPEUTICS INC.
(formerly STEM CELL THERAPEUTICS CORP.)
Consolidated Statements of Changes in Equity
Amounts in Canadian Dollars

	Share capital			Warrants				Contributed
	Number		Amount	Number		Amount		surplus		Deficit		Total
	#	$		#	$		$		$		$
			(note 8)			(note 8)		(note 8)

Balance, December 31, 2011	186,619,359		31,388,959	10,363,636		508,281		2,835,632		(32,323,406)		2,409,466
Net loss and comprehensive loss for the year	-		-	-		-		-		(1,061,502)		(1,061,502)
Transactions with owners of the Company, recognized directly in equity
Share-based compensation	-		-	-		-		34,506		-		34,506
Total transactions with owners of the Company	-		-	-		-		34,506		-		34,506
Balance, December 31, 2012	186,619,359		31,388,959	10,363,636		508,281		2,870,138		(33,384,908)		1,382,470

	Share capital			Warrants				Contributed
	Number		Amount	Number		Amount		surplus		Deficit		Total
	#	$		#	$		$		$		$

Balance, December 31, 2010	168,337,540		30,212,225	-		-		2,505,474		(29,149,459)		3,568,240

Net loss and comprehensive loss for the year	-		-	-		-		-		(3,173,947)		(3,173,947)
Transactions with owners of the Company, recognized directly in equity
Share units issued, net of issue costs	18,181,819		1,163,734	9,090,909		416,645		-		-		1,580,379
Compensation warrants issued	-		-	1,272,727		91,636		-		-		91,636
Shares issued on exercise of stock options	100,000		13,000	-		-		(3,000)		-		10,000
Share-based compensation	-		-	-		-		333,158		-		333,158
Total transactions with owners of the Company	18,281,819		1,176,734	10,363,636		508,281		330,158		-		2,015,173
Balance, December 31, 2011	186,619,359		31,388,959	10,363,636		508,281		2,835,632		(32,323,406)		2,409,466

See accompanying notes to the consolidated financial statements

TRILLIUM THERAPEUTICS INC.
(formerly STEM CELL THERAPEUTICS CORP.)
Consolidated Statements of Cash Flows
Amounts in Canadian Dollars

		Year ended	Year ended
	Note	December 31, 2012	December 31, 2011
		$	$

OPERATING ACTIVITIES
Net loss for the year		(1,061,502)	(3,173,947)
Adjustments for items not affecting cash
Share-based compensation	8	34,506	333,158
Amortization of intangible assets	6	2,000	243,117
Impairment of intangible assets	6	-	665,416
Depreciation of property and equipment	5	4,382	12,493
		(1,020,614)	(1,919,763)
Changes in non-cash working capital balances
Amounts receivable		(119,594)	(21,726)
Prepaid expenses		(12,685)	29,168
Accounts payable and accrued liabilities		(168,856)	18,098

Cash used in operating activities		(1,321,749)	(1,894,223)

FINANCING ACTIVITIES
Issue of share capital, net of issuance costs	8	-	1,682,015
Cash provided by financing activities		-	1,682,015

INVESTING ACTIVITIES
Disposal of property and equipment		-	1,804
Decrease in restricted cash		-	20,135

Cash provided by investing activities		-	21,939

Net decrease in cash and cash equivalents during the year		(1,321,749)	(190,269)

Cash and cash equivalents, beginning of year		2,696,764	2,887,033

Cash and cash equivalents, end of year		1,375,015	2,696,764

Cash and cash equivalents are comprised of
Cash in bank and Guaranteed Investment Certificates		1,375,015	2,696,764

Supplemental cash flow information
Common share purchase warrants issued as agent’s compensation (note 8)		-	91,636

See accompanying notes to the consolidated financial statements

TRILLIUM THERAPEUTICS INC.
(formerly STEM CELL THERAPEUTICS CORP.)
Notes to the Consolidated Financial Statements
December 31, 2012
Amounts in Canadian Dollars

1.	Corporate information

Trillium Therapeutics Inc. (formerly Stem Cell Therapeutics Corp.) (the “Company” or “Trillium”) is a Canadian public company developing stem cell-based therapies for cell therapy and regenerative medicine from academic sources for the purpose of commercialization.

The Company was incorporated under the laws of the Province of Alberta on March 31, 2004 with nominal share capital. On October 19, 2004, the Company changed its name from Neurogenesis Biotech Corp. to Stem Cell Therapeutics Corp. On November 7, 2013, the Company filed Articles of Continuance to change its jurisdiction to Ontario. On June 1, 2014, the Company amalgamated with its wholly-owned subsidiary Trillium Therapeutics Inc. (“Trillium Privateco”) and changed its name to Trillium Therapeutics Inc.

The Company’s head office is located at MaRS Centre, Heritage Building, 101 College Street, Suite 200, Toronto, Ontario, M5G 1L7 and is listed on the TSX Venture Exchange under the symbol SSS.

2.	Basis of presentation

(a)	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

The policies applied in these consolidated financial statements are based on IFRS issued and in effect as of April 29, 2013, the date the Board of Directors approved the statements.

(b)	Basis of measurement and going concern

These consolidated financial statements have been prepared on the historical cost basis, except for held-for-trading financial assets which are measured at fair value. These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Stem Cell Therapeutics Inc. All intercompany transactions and balances are eliminated on consolidation.

These consolidated financial statements have been prepared using IFRS that are applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business for the foreseeable future. The Company has experienced operating losses and cash outflows from operations since incorporation, it will require ongoing financing in order to continue its research and development activities, and it has not earned significant revenue or reached successful commercialization of its products. The factors noted above indicate the existence of a material uncertainty that raise substantial doubt on the ability of the Company to continue as a going concern.

The Company's future operations are dependent upon its ability to finance its cash requirements which will allow it to continue its research and development activities and the commercialization of its products. There can be no assurance that the Company will be successful in continuing to finance its operations or for the Company to continue as a going concern.

These consolidated financial statements do not reflect adjustments in the carrying values of the Company’s assets and liabilities, expenses, and the balance sheet classification used, that would be necessary if the going concern assumption was not appropriate. Such adjustments could be material.

(c)	Functional and presentation currency

These consolidated financial statements are presented in Canadian dollars, which is the Company's functional currency.

(d)	Use of significant estimates and assumptions

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses and the related disclosures of contingent assets and liabilities and the determination of the Company’s ability to continue as a going concern. Actual results could differ materially from these estimates and assumptions. The Company reviews its estimates and underlying assumptions on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and may impact future periods.

Management has applied significant estimates and assumptions to the measurement of share-based compensation and warrants as well as estimates of the future cash flows for assessing the support of the going concern uncertainty.

Valuation of share-based compensation and warrants

Management measures the costs for share-based compensation and warrants using market-based option valuation techniques. Assumptions are made and estimates are used in applying the valuation techniques. These include estimating the future volatility of the share price, expected dividend yield, expected risk-free interest rate, future employee turnover rates, future exercise behaviours and corporate performance. Such estimates and assumptions are inherently uncertain. Changes in these assumptions affect the fair value estimates of share-based payments and warrants. These assumptions are reviewed annually.

TRILLIUM THERAPEUTICS INC.
(formerly STEM CELL THERAPEUTICS CORP.)
Notes to the Consolidated Financial Statements
December 31, 2012
Amounts in Canadian Dollars

3.	Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

(a)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned and controlled subsidiary Stem Cell Therapeutics Inc. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of subsidiaries, including entities which the Company controls, are included in the consolidated financial statements from the date that control commences until the date that control ceases. The financial statements of the subsidiary are prepared for the same reporting period as the Company, using consistent accounting policies. All significant intercompany transactions and balances have been eliminated.

(b)	Foreign currency

Transactions in foreign currencies are translated to the functional currency at the rate on the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated at the spot rate of exchange as at the reporting date. All differences are taken to profit or loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rate at the date when the fair value was determined.

The functional currency of each entity is separately determined. The assets and liabilities of each entity are translated at the rate of exchange in effect at the year-end while revenue and expense items, including depreciation and amortization, are translated at the rates of exchange prevailing at the dates of the transactions. Foreign exchange gains and losses from the translation of such financial statements are deferred and recognized in other comprehensive income. On disposal of a foreign operation, the foreign currency translation reserve relating to that foreign operation is taken to profit or loss.

(c)	Financial instruments

Financial assets

A financial asset is classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Attributable transaction costs are recognized in profit or loss as incurred. Financial assets at fair value through profit or loss are measured at fair value and changes therein are recognized in profit or loss. The Company has classified cash and cash equivalents as fair value through profit or loss.

Cash and cash equivalents Cash and cash equivalents include cash on deposit and guaranteed investment certificates that can be redeemed at any time without penalty.

Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are initially recognized at fair value plus transaction costs and subsequently measured at amortized cost using the effective interest rate method less any impairment losses. The Company has classified its amounts receivable as loans and receivables.

Derecognition A financial asset is derecognized when the rights to receive cash flows from the asset have expired or when the Company has transferred its rights to receive cash flows from the asset.

TRILLIUM THERAPEUTICS INC.
(formerly STEM CELL THERAPEUTICS CORP.)
Notes to the Consolidated Financial Statements
December 31, 2012
Amounts in Canadian Dollars

Financial liabilities

Financial liabilities are recognized initially at fair value plus any directly attributable transaction costs, and subsequently at amortized cost using the effective interest method. The Company has classified its accounts payable and accrued liabilities as financial liabilities.

Derecognition
A financial liability is derecognized when its contractual obligations are discharged or cancelled or expire.

Equity

Common shares and warrants to purchase common shares are classified as equity. Incremental costs directly attributable to the issue of common shares are recognized as a deduction from equity, net of any tax effects.

(d)	Property and equipment

Recognition and measurement

Items of property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes the expenditure that is directly attributable to the acquisition of the asset. When parts of an item of property and equipment have different useful lives, they are accounted for as separate items (major components) of property and equipment. Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment, and are recognized in profit or loss.

Subsequent costs

The cost of replacing a part of an item of property and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company, and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property and equipment are recognized in profit or loss as incurred.

Depreciation
The estimated useful lives and the methods of depreciation for the current and comparative periods are as follows:

Asset	Basis
Computer software	Straight-line over 2 years
Computer equipment	Straight-line over 3 years
Office equipment	Straight-line over 5 years

Estimates for depreciation methods, useful lives and residual values are reviewed at each reporting period-end and adjusted if appropriate. Depreciation expense is recognized in research and development expenses.

(e)	Intangible assets

Research and development

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to complete development and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are expensed as incurred. No development costs have been capitalized to date.

Research and development expenses include all direct and indirect operating expenses supporting the products in development. The costs incurred in establishing and maintaining patents are expensed as incurred.

TRILLIUM THERAPEUTICS INC.
(formerly STEM CELL THERAPEUTICS CORP.)
Notes to the Consolidated Financial Statements
December 31, 2012
Amounts in Canadian Dollars

Intangible assets

Intangible assets that are acquired separately and have finite useful lives are measured at cost less accumulated amortization and accumulated impairment losses. Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which it relates. All other expenditure is recognized in profit or loss as incurred.

Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets from the date they are available for use in the manner intended by management. The period that the Company’s technologies are available for use is estimated at ten years which reflects management's intent about developing and commercializing the assets.

The amortization method and amortization period of an intangible asset with a finite life is reviewed at least annually. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in research and development expenses.

(f)	Impairment

Financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

An impairment test is performed, on an individual basis, for each material financial asset. Other individually non-material financial assets are tested as groups of financial assets with similar risk characteristics. Impairment losses are recognized in profit or loss.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset's original effective interest rate. Losses are recognized in net profit or loss and reflected in an allowance account against the respective financial asset. Interest on the impaired asset continues to be recognized through the unwinding of the discount. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

Non-financial assets

The carrying amounts of the Company's non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If such an indication exists, the recoverable amount is estimated.

The recoverable amount of an asset or a cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or cash-generating unit. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of cash inflows of other assets or cash- generating units. An impairment loss is recognized if the carrying amount of an asset or its related cash-generating unit exceeds its estimated recoverable amount. Impairment losses for intangible assets are recognized in research and development expenses.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

TRILLIUM THERAPEUTICS INC.
(formerly STEM CELL THERAPEUTICS CORP.)
Notes to the Consolidated Financial Statements
December 31, 2012
Amounts in Canadian Dollars

(g)	Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are assessed by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount on provisions is recognized in finance costs. No provisions have been recognized.

(h)	Government assistance

Government assistance relating to research and development is recorded as a reduction of expenses when the related expenditures are incurred.

(i)	Share-based compensation

The grant-date fair value of share-based payment awards granted to employees is recognized as personnel costs, with a corresponding increase in contributed surplus, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that met the related service and non-market performance conditions at the vesting date.

For equity-settled share-based payment transactions, the Company measures the goods or services received, and the corresponding increase in contributed surplus, directly, at the fair value of the goods or services received, unless that fair value cannot be estimated reliably. If the Company cannot estimate reliably the fair value of the goods or services received, it measures their value by reference to the fair value of the equity instruments granted. Transactions measured by reference to the fair value of the equity instruments granted have their fair values remeasured at each vesting and reporting date until fully vested.

(j)	Income taxes

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable income or loss.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax assets and liabilities, and they relate to income taxes levied by the same tax authority on the same taxable entity.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences whey they reverse, based on the laws that have been enacted or substantively enacted at the reporting date. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized.

Investment tax credits earned from scientific research and development expenditures are recorded when collectability is reasonably assured.

(k)	Loss per share

Basic loss per share is computed by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the reporting period. Diluted loss per share is computed similar to basic loss per share except that the weighted average number of shares outstanding are increased to include additional shares for the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised and that the proceeds from such exercises were used to acquire common stock at the average market price during the reporting period. The inclusion of the Company's stock options and warrants in the computation of diluted loss per share has an anti-dilutive effect on the loss per share and therefore, they have been excluded from the calculation of diluted loss per share.

TRILLIUM THERAPEUTICS INC.
(formerly STEM CELL THERAPEUTICS CORP.)
Notes to the Consolidated Financial Statements
December 31, 2012
Amounts in Canadian Dollars

New standards and interpretations not yet effective

IFRS 9 Financial Instruments

In November 2009, the IASB issued IFRS 9, which covers classification and measurement as the first part of its project to replace IAS 39. In October 2010, the IASB also incorporated new accounting requirements for liabilities. The standard introduces new requirements for measurement and eliminates the current classification of loans and receivables, available-for-sale and held-to-maturity, currently in IAS 39. There are new requirements for the accounting of financial liabilities as well as a carryover of requirements from IAS 39. The Company does not anticipate early adoption and will adopt the standard when it is mandated by the IASB, which is for annual periods beginning or after January 1, 2015. The Company is in the process of reviewing the standard to determine the impact on the consolidated financial statements.

IFRS 10 Consolidated Financial Statements

IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. IFRS 10 supersedes SIC-12

Consolidations – Special Purpose Entities and replaces parts of IAS 27 Consolidated and Separate Financial Statements. The effective date of this amendment is for annual periods beginning on or after January 1, 2013. The Company is in the process of reviewing the standards to determine the impact on the consolidated financial statements. IFRS 12 Disclosure of Interests in Other Entities IFRS 12 establishes disclosure requirements for interest in other entities such as subsidiaries, joint arrangements, associates and unconsolidated structured entities. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interest in other entities. IFRS 12 replaces the previous disclosure requirements included in IAS 27 Consolidated and Separate Financial Statements, IAS 31 Joint Ventures and IAS 28 Investment in Associates. The effective date of this amendment is for annual periods beginning on or after January 1, 2013. The Company expects the adoption of this standard will not have a significant impact on the consolidated financial statements.

IFRS 13 Fair Value Measurement

IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. IFRS 13 defines fair value and establishes disclosures about fair value measurement. The effective date of this amendment is for annual periods beginning on or after January 1, 2013. The Company expects the adoption of this standard will not have a significant impact on the consolidated financial statements.

Annual Improvements to IFRSs 2009-2011 Cycle – various standards

In May 2012, the IASB published Annual Improvements to IFRSs – 2009-2011 Cycle as part of its annual improvements process to make non-urgent but necessary amendments to IFRS. These amendments are effective for annual periods beginning on or after January 1, 2013 with retrospective application. The Company intends to adopt the amendments to the standards in its financial statements for the annual period beginning on January 1, 2013. The Company expects the adoption of the amendments will not have a significant impact on the consolidated financial statements.

4.	Amounts receivable

	December 31,	December 31,
	2012	2011
	$	$

Sales tax receivable	83,458	25,560
Other amounts receivable	77,750	16,054
	161,208	41,614

TRILLIUM THERAPEUTICS INC.
(formerly STEM CELL THERAPEUTICS CORP.)
Notes to the Consolidated Financial Statements
December 31, 2012
Amounts in Canadian Dollars

5.	Property and equipment

	Computer software	Office
	and equipment	equipment	Total
	$	$	$

Cost
Balance, December 31, 2010	156,510	33,889	190,399
Disposals	(1,804)	-	(1,804)
Balance, December 31, 2011	154,706	33,889	188,595
Disposals	(141,206)	(33,889)	(175,095)
Balance, December 31, 2012	13,500	-	13,500
Accumulated depreciation
Balance, December 31, 2010	138,292	33,428	171,720
Depreciation	12,032	461	12,493
Balance, December 31, 2011	150,324	33,889	184,213
Disposals	(141,206)	(33,889)	(175,095)
Depreciation	4,382	-	4,382
Balance, December 31, 2012	13,500	-	13,500
Net carrying amounts
December 31, 2011	4,382	-	4,382
December 31, 2012	-	-	-

During the first quarter of 2012, the Company closed its Calgary office and retired computer and office equipment that was fully depreciated in the amount of $175,095.

6.	Intangible assets

Total
$

Cost
Balance, December 31, 2010, December 31, 2011 and December 31, 2012	2,431,279
Accumulated amortization
Balance, December 31, 2010	1,518,246
Amortization	243,117
Impairment	665,416
Balance, December 31, 2011	2,426,779
Amortization	2,000
Balance, December 31, 2012	2,428,779
Net carrying amounts
December 31, 2011	4,500
December 31, 2012	2,500

As part of the ongoing review of the Company’s portfolio of intellectual property, an impairment loss was recognized in 2011 on acquired technology of $665,416. The impairment recognized certain applications no longer being pursued and certain patents with limited or no benefit within the Company’s current development plans and consequently determined to have no future value.

TRILLIUM THERAPEUTICS INC.
(formerly STEM CELL THERAPEUTICS CORP.)
Notes to the Consolidated Financial Statements
December 31, 2012
Amounts in Canadian Dollars

7.	Accounts payable and accrued liabilities

	December 31,	December 31,
	2012	2011
	$	$

Trade and other payables	55,548	115,268
Accrued liabilities	95,484	220,811
Due to related parties (note 14)	34,226	18,035
	185,258	354,114

8.	Share capital

(a)	Authorized

The authorized share capital of the Company consists of an unlimited number of common shares, Class B shares and First Preferred Shares, in each case without nominal or par value. Common shares are voting and may receive dividends as declared at the discretion of the directors. Class B shares are non-voting and convertible to common shares at the holder’s discretion, on a one-for-one basis. Upon dissolution or wind-up of the Company, Class B shares participate rateably with the common shares in the distribution of the Company’s assets. Preferred shares have voting rights as decided upon by the Board of Directors at the time of grant. Upon dissolution or wind-up of the Company, First Preferred Shares are entitled to priority over common and Class B shares.

(b)	Common shares issued – year ended December 31, 2011

On March 24, 2011, the Company completed a capital raise as part of a shelf prospectus supplement of 18,181,819 Units at a price of $0.11 per Unit, for aggregate gross proceeds to the Company of $2,000,000 ($1,580,379 net of issuance costs). Each Unit consisted of one common share and one-half common share purchase warrant ("Warrant"). Each whole Warrant entitles the holder to purchase one common share at a price of $0.16 per share at any time prior to expiry on March 24, 2014. In connection with the financing, the Company issued 1,272,727 Compensation Warrants having an aggregate fair value of $91,636 estimated using the Black-Scholes option pricing model. Each whole Compensation Warrant entitles the holder to acquire one common share at an exercise price of $0.11 per share prior to expiry on March 24, 2013.

The allocation of the $0.11 common share unit issue price to the common shares and Warrants was based on the relative fair values of the common shares and the Warrants. The fair value of the Warrants was determined using the Black-Scholes option pricing model. The common shares were allocated a price of $0.081 per share and the Warrants were allocated a price of $0.029 per Warrant. The costs of the issue were allocated on a pro rata basis to the common shares and Warrants. Accordingly, $1,163,734 was allocated to common shares and $416,645 to Warrants, net of issuance costs. Assumptions used to determine the value of the Warrants and the Compensation Warrants were: dividend yield of 0%; risk-free interest rate of 2.8%; expected volatility of 130%; and average expected life of 36 and 24 months, respectively.

The March 1, 2011 shelf prospectus provides that the Company may sell under the prospectus from time to time over the following 25 months up to $15 million, in one or more offerings, of common shares, warrants to purchase common shares, or units comprising common shares and warrants.

During the year ended December 31, 2011, 100,000 common shares were issued on the exercise of stock options for gross proceeds of $10,000. No stock options were exercised for the year ended December 31, 2012.

TRILLIUM THERAPEUTICS INC.
(formerly STEM CELL THERAPEUTICS CORP.)
Notes to the Consolidated Financial Statements
December 31, 2012
Amounts in Canadian Dollars

8.	Share capital (continued)

(c)	Weighted average number of common shares

The Company consolidated its common shares outstanding using a ratio of 10 – 1 and the Company’s common shares began trading on the TSX Venture Exchange on a post-consolidated basis on February 6, 2013. Accordingly, the weighted average number of common shares outstanding for the purposes of calculating earnings per share have been adjusted for 2012 and 2011 to the post-consolidated number. The post-consolidated weighted average number of common shares outstanding for the year ended December 31, 2012 was 18,661,936 (2011 – 18,247,938). The Company has not adjusted its weighted average number of common shares outstanding for the purpose of calculating the diluted loss per share as any adjustment related to stock options or warrants would be anti-dilutive.

(d)	Stock option plan

The Company has a 10% rolling stock option plan (the “Plan”) that was approved by the Company’s shareholders at its annual general meeting held on July 18, 2012. Pursuant to the Plan, the Company may grant stock options to purchase up to an aggregate of 10% of the Company’s issued and outstanding share capital. As at December 31, 2012, the Company was entitled to issue an additional pre-consolidated 11,661,936 stock options under the Plan.

Changes in the number of options outstanding on a pre-consolidated basis during the years ended December 31 were as follows:

		2012		2011

		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price

Balance, beginning of period	11,101,944	$0.14	11,512,500	$0.17
Granted	100,000	0.10	5,975,000	0.10
Exercised	-	-	(100,000)	0.10
Cancelled/forfeited	(4,201,944)	0.20	(6,285,556)	0.17

Balance, end of period	7,000,000	$0.10	11,101,944	$0.14

Options exercisable, end of period	5,968,056	$0.10	7,454,166	$0.16

The weighted average remaining contractual life for the stock options outstanding as at December 31, 2012 was 1.7 years (2011 - 2.1 years). The range of exercise prices for options outstanding as at December 31, 2012 was $0.10 to $0.17 (2011 - $0.10 to $0.58) ..

Share-based compensation expense was determined based on the fair value of the options at the date of measurement using the Black-Scholes option pricing model with the weighted average assumptions for the year ended December 31 as follows:

	2012	2011
Expected option life	5 years	3.1 years
Risk-free interest rate	1.1%	1.7%
Expected forfeiture rate	0%	10%
Dividend yield	0%	0%
Expected volatility	137%	140%

The Black-Scholes option pricing model used by the Company to calculate option values was developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differs from the Company's stock option awards. This model also requires highly subjective assumptions, including future stock price volatility and average option life, which significantly affect the calculated values.

TRILLIUM THERAPEUTICS INC.
(formerly STEM CELL THERAPEUTICS CORP.)
Notes to the Consolidated Financial Statements
December 31, 2012
Amounts in Canadian Dollars

8.	Share capital (continued)

The risk-free interest rate is based on the implied yield on a Government of Canada zero-coupon issue with a remaining term equal to the expected term of the option. The volatility is based solely on historical volatility equal to the expected life of the option. The life of the options is estimated considering the vesting period at the grant date, the life of the option and the average length of time similar grants have remained outstanding in the past. The forfeiture rate is an estimate based on historical evidence and future expectations. The dividend yield was excluded from the calculation since it is the present policy of the Company to retain all earnings to finance operations and future growth.

During the year ended December 31, 2012, the Company issued pre-consolidated 100,000 (2011 – pre-consolidated 5,975,000) stock options with a fair value of $2,300 (2011 – $312,725). The weighted average grant date fair value of the stock options granted during the year ended December 31, 2012 was $0.02 (2011 - $0.05) .

9.	Income taxes

The Company recognized no income taxes in the consolidated statements of loss and comprehensive loss, as it has been incurring losses since inception, and it is not probable that future taxable profits will be available against which the accumulated tax losses can be utilized.

(a)	Unrecognized deferred tax assets:

As at December 31, 2012 and 2011, deferred tax assets have not been recognized with respect to the following items:

	2012	2011

Non-capital losses carried forward	$6,130,941	$5,635,613
Federal investment tax credits carryforward	947,496	943,172
Carrying value of property and equipment and intangible assets in excess of accounting basis	961,313	815,990
Scientific research and experimental development expenditures	1,100,271	960,566
Share issue costs	53,975	68,181

	$9,193,996	$8,423,522

(b)

As at December 31, 2012, the company has available research and development expenditures for income tax purposes of approximately $4,152,000 (2011 - $4,007,000), which may be carried forward indefinitely to reduce future years’ taxable income.

(c)

As at December 31, 2012, the Company has accumulated non-capital losses for federal and provincial income tax purposes in Canada which are available for application against future taxable income. As at December 31, 2012, the Company also has unclaimed Canadian federal scientific research and development investment tax credits which are available to reduce future federal taxes payable. The benefit of these losses and investment tax credits has not been recorded in the accounts.

TRILLIUM THERAPEUTICS INC.
(formerly STEM CELL THERAPEUTICS CORP.)
Notes to the Consolidated Financial Statements
December 31, 2012
Amounts in Canadian Dollars

9.	Income taxes (continued)

The non-capital tax losses and investment tax credits expire as follows:

		Investment
	Federal	tax credits
	$	$

2014	1,004,000	72,000
2015	2,968,000	131,000
2026	3,320,000	87,000
2027	4,267,000	253,000
2028	3,993,000	305,000
2029	3,048,000	166,000
2030	2,690,000	134,000
2031	1,252,000	104,000
2032	593,000	35,000
	23,135,000	1,287,000

(d)	The reconciliation of the Canadian statutory income tax rate applied to the net loss for the year to the income tax recovery is as follows:

	2012	2011

Statutory income tax rate	26.5%	26.5%

Income tax recovery based on statutory income tax rate	$(281,298)	$(841,096)
Change in income tax rates	(431,758)	29,406
Share-based compensation	9,429	89,128
Share issue costs	-	(81,997)
Investment tax credits	(23,188)	(80,921)
Change in valuation allowance	726,815	885,480
Income tax recovery	$-	$-

TRILLIUM THERAPEUTICS INC.
(formerly STEM CELL THERAPEUTICS CORP.)
Notes to the Consolidated Financial Statements
December 31, 2012
Amounts in Canadian Dollars

10.	Research and development

Components of research and development expenses for the years ended December 31 were as follows:

	2012	2011
	$	$

Research and development, excluding the below	518,030	703,828
Salaries, fees and short-term benefits	209,588	466,495
Termination costs	-	132,615
Share-based compensation	38,011	171,603
Amortization of intangible assets	2,000	243,117
Impairment of intangible assets	-	665,416
Depreciation of property and equipment	4,382	9,295
Net proceeds from patent interference settlement	(99,551)	-
Investment tax credits	(48,912)	(56,968)
	623,548	2,335,401

11.	General and Administrative

Components of general and administrative expenses for the years ended December 31 were as follows:

	2012	2011
	$	$

General and administrative, excluding the below	269,849	343,861
Salaries, fees and short-term benefits	199,943	296,016
Termination costs	-	56,000
Share-based compensation	(3,505)	161,555
Depreciation of property and equipment	-	3,198
	466,287	860,630

12.	Finance income and finance costs

Finance income for the years ended December 31 was as follows:

	2012	2011
	$	$

Interest income	25,740	36,410
Net foreign currency gain	4,990	-
	30,730	36,410

Finance costs for the years ended December 31 were as follows:

	2012	2011
	$	$

Bank charges	2,397	4,194
Net foreign currency loss	-	10,132
	2,397	14,326

TRILLIUM THERAPEUTICS INC.
(formerly STEM CELL THERAPEUTICS CORP.)
Notes to the Consolidated Financial Statements
December 31, 2012
Amounts in Canadian Dollars

13.	Commitments and contingencies

(a)

Pursuant to a 2006 cross licensing agreement, the Company is obligated to pay an annual license maintenance fee of US$50,000 during the term of the agreement. The Company is also obligated to make future payments on the successful completion of a Phase II clinical trial and on commercialization of the referenced product.

(b)

Pursuant to a share purchase agreement with Transition Therapeutics Inc., royalty payments may become due and payable on realization of sales or licensing of certain patent rights. At December 31, 2012 royalty payments are not due and are not payable.

(c)	The Company has an operating lease for premises with a future remaining commitment of $9,400 over the next 12 months.

(d)

The Company periodically enters into research and license agreements with third parties that include indemnification provisions customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of claims arising from research and development activities undertaken by or on behalf of the Company. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions could be unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the consolidated financial statements with respect to these indemnification obligations.

14.	Related parties

For the year ended December 31, 2012 and 2011, the key management personnel of the Company were the Directors, the Executive Chairman, the Chief Executive Officer, the Chief Scientific Officer, and the Chief Financial Officer.

Compensation for key management personnel of the Company for the years ended December 31 was as follows:

	2012	2011
	$	$

Salaries, fees and short-term benefits	396,400	459,470
Termination costs	-	136,000
Share-based compensation	55,272	311,880
Total	451,672	907,350

Executive officers and directors participate in the stock option plan and certain officers participate in the Company’s health plan. Directors receive annual fees for their services. As at December 31, 2012, the key management personnel controlled approximately 11% of the voting shares of the Company.

During the year ended December 31, 2012, the Company incurred $nil (2011 - $30,000) in expenses for consulting services to a former director of the Company.

Outstanding balances with related parties at the year-end are unsecured, interest free and settlement occurs in cash. There have been no guarantees provided or received for any related party receivables or payables.

15.	Operating segment

The Company has a single operating segment, the research and development of stem cell therapeutic technologies. Substantially all of the Company’s operations, assets, and employees are in Canada.

TRILLIUM THERAPEUTICS INC.
(formerly STEM CELL THERAPEUTICS CORP.)
Notes to the Consolidated Financial Statements
December 31, 2012
Amounts in Canadian Dollars

16.	Management of capital

The Company defines its capital as share capital, warrants and contributed surplus. The Company’s objectives when managing capital are to ensure there are sufficient funds available to carry out its research and development programs. To date, these programs have been funded primarily through the sale of equity securities and the conversion of common share purchase warrants. The Company also sources non-dilutive funding by accessing grants, government assistance and tax incentives, and through partnerships with corporations and research institutions. The Company uses budgets and purchasing controls to manage its costs.

The Company is not exposed to any externally imposed capital requirements.

17.	Financial instruments

Fair value

Certain of the Company’s accounting policies and disclosures require the determination of fair value for both financial and non-financial assets and liabilities. Financial instruments of the Company consist of cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities. As at December 31, 2012, there were no significant differences between the carrying values of these amounts and their estimated fair values due to their short-term nature. The Company has classified its cash and cash equivalents as Level 1 as fair values are determined by quoted prices of identical assets in active markets.

Risks

The Company has exposure to credit risk, liquidity risk, interest rate risk and currency risk. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Audit Committee of the Board is responsible to review the Company’s risk management policies.

(a)	Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s cash and cash equivalents and amounts receivable. The carrying amount of these financial assets represents the maximum credit exposure. The Company follows an investment policy to mitigate against the deterioration of principal and to enhance the Company’s ability to meet its liquidity needs. Cash and cash equivalents are on deposit with a major Canadian chartered bank. Amounts receivable are primarily comprised of amounts due from the federal government.

(b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company is a development stage company and is reliant on external fundraising to support its operations. Once funds have been raised, the Company manages its liquidity risk by investing in cash and cash equivalents to provide regular cash flow for current operations. It also manages liquidity risk by continuously monitoring actual and projected cash flows [note 2(b)]. The Board of Directors reviews and approves the Company’s operating and capital budgets, as well as any material transactions not in the ordinary course of business. The majority of the Company’s accounts payable and accrued liabilities have maturities of less than three months.

(c)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s cash and cash equivalents are highly liquid holdings in bank accounts or high interest savings accounts which have a variable rate of interest. The Company manages its interest rate risk by holding highly liquid short-term instruments and by holding its investments to maturity, where possible. For the year ended December 31, 2012, the Company earned interest income of $25,740 (2011 - $36,410). Therefore, a 1% change in the average interest rate for the year would have a net impact on finance income of $257.

TRILLIUM THERAPEUTICS INC.
(formerly STEM CELL THERAPEUTICS CORP.)
Notes to the Consolidated Financial Statements
December 31, 2012
Amounts in Canadian Dollars

(d)	Currency risk

The Company is exposed to currency risk related to the fluctuation of foreign exchange rates and the degree of volatility of those rates. Currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than the Canadian dollar which are primarily expenses in US dollars. The Company manages its exposure to currency fluctuations by holding cash and cash equivalents denominated in US dollars in amounts approximating current US dollar financial liabilities and US dollar planned expenditures. As at December 31, 2012, the Company held US dollar cash and cash equivalents in the amount of US$157,383 (2011 - US$5,353) and had US dollar denominated accounts payable in the amount of US$30,396 (2011 - US$90,192). Therefore, a 1% change in the foreign exchange rate would have a net impact on finance costs of $1,270 (2011 – $848).

US dollar expenses for the year ended December 31, 2012 were approximately US$532,000 (2011 – US$739,000). Varying the US exchange rate for the year to reflect a 5% strengthening of the Canadian dollar would have decreased the net loss by approximately $27,000 (2011 - $37,000) assuming that all other variables remained constant.

18.	Events after the balance sheet date

On February 6, 2013 the Company’s common shares began trading on the TSX Venture Exchange on a post-consolidation basis of a ratio of 1 common share for every 10 pre-consolidation common shares. The following events after the balance sheet date have been prepared on a post-share consolidation basis.

In March 2013, the Company completed a capital raise as part of a shelf prospectus supplement and a U.S. private placement for a total of 12,735,000 units at a price of $0.25 per unit, for aggregate gross proceeds to the Company of $3,185,080. Each unit consisted of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase one common share at a price of $0.40 per share at any time prior to expiry on March 15, 2018 (12,315,000 warrants) and March 27, 2018 (420,000 warrants). In connection with the financing, the Company issued 814,050 compensation warrants entitling the holder to acquire one common share at an exercise price of $0.25 per share prior to expiry on March 16, 2015.

On April 9, 2013, the Company completed a merger with Trillium Privateco, a private biopharmaceutical company specializing in immune regulation and cytoprotection. As consideration, the Company paid $1,200,000 in cash and issued 6,079,181 common shares and 3,300,000 common share purchase warrants, each warrant allowing its holder to acquire one additional common share at an exercise price of $0.40 until March 15, 2018.

On April 16, 2013 the Company signed a definitive license agreement with University Health Network (“UHN”) providing the Company with an exclusive world-wide license to an innovative cancer stem cell program. The initial consideration for the UHN license was satisfied by the issuance of 5,028,571 common shares and 1,600,000 common share purchase warrants, each warrant allowing its holder to acquire one additional common share at an exercise price of $0.40 until March 15, 2018. Additional consideration under the UHN license includes an annual license maintenance fee and development milestones.

TRILLIUM THERAPEUTICS INC.
[A development stage company]

INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED
MARCH 31, 2013 AND 2012

(UNAUDITED)

96 Skyway Avenue,
Toronto, Ontario M9W 4Y9
www.trilliumtherapeutics.com

TRILLIUM THERAPEUTICS INC.

[A development stage company]
Incorporated under the laws of Ontario

Balance Sheets

[See note 1 – Basis of presentation]
Amounts in Canadian Dollars
(Unaudited)

As at

	March 31,	June 30,
	2013	2012
	$	$

ASSETS
Current
Cash and cash equivalents	633,845	118,953
Marketable securities	630,486	1,807,471
Accounts receivable	140,538	154,945
Prepaid expenses	25,045	57,508
Tax credits receivable	499,509	1,315,000
Contract research deposits	8,333	15,974
Total current assets	1,937,756	3,469,851
Property and equipment, net [note 3]	115,681	139,820
	2,053,437	3,609,671

LIABILITIES AND SHAREHOLDERS' DEFICIENCY
Current
Accounts payable and accrued liabilities	198,581	203,186
Deferred revenue	—	3,786
Total current liabilities	198,581	206,972
Loan payable [note 4]	530,154	292,363
Convertible debentures [note 5]	10,000,000	9,710,122
Interest payable [note 6]	5,014,337	22,650,198
Preference share liability [note 6]	4	13,500,000
Total liabilities	15,743,076	46,359,655

Shareholders' deficiency
Common shares [note 7]	15,139,864	1,639,868
Stock-based compensation [note 8]	613,534	607,899
Contributed surplus [notes 5, 6 and 9]	32,783,141	11,885,765
Deficit	(62,226,178)	(56,883,516)
Total shareholders' deficiency	(13,689,639)	(42,749,984)
	2,053,437	3,609,671

Commitments and contingencies [note 11]
Subsequent event [note 12]
Differences between Canadian and United States Generally Accepted Accounting Principles [note 13]

See accompanying notes to the interim financial statements

TRILLIUM THERAPEUTICS INC.

Statements of Operations and Deficit

Amounts in Canadian Dollars
(Unaudited)

	For the nine	For the nine
	months ended	months ended
	March 31,	March 31,
	2013	2012
	$	$

REVENUES
Licensing	3,786	11,359
Contract	—	—
Investment income	14,796	27,334
	18,582	38,693

EXPENSES
Research and development, net [notes 2 and 11]	1,420,498	1,643,681
General and administrative	307,034	148,569
Interest accretion on convertible debentures	289,878	1,220,839
Accrued interest on convertible debentures	1,293,190	1,102,919
Interest accretion on preference share liability	—	—
Accrued interest on preference share liability	1,968,325	2,094,872
Sublicense	58,180	127,512
Amortization	24,139	121,475
	5,361,244	6,459,867
Loss before income taxes	(5,342,662)	(6,421,174)
Provision for income taxes	—	—
Net loss for the period	(5,342,662)	(6,421,174)

Deficit, beginning of period	(56,883,516)	(48,418,833)
Sale of technology rights in exchange for common shares	—	—
Deficit, end of period	(62,226,178)	(54,840,007)

See accompanying notes to the interim financial statements

TRILLIUM THERAPEUTICS INC.

Statements of Cash Flows

Amounts in Canadian Dollars
(Unaudited)

	For the nine	For the nine
	months ended	months ended
	March 31,	March 31,
	2013	2012
	$	$

OPERATING ACTIVITIES
Net loss for the period	(5,342,662)	(6,421,174)
Add (deduct) items not affecting cash
Amortization of property and equipment	24,139	33,975
Amortization of technology rights	—	87,500
Amortization of deferred revenue	(3,786)	(11,359)
Stock-based compensation	5,635	10,202
Interest accretion on convertible debentures	289,878	1,220,839
Accrued interest on convertible debentures	1,293,190	1,102,919
Interest accretion on preference share liability	—	—
Accrued interest on preference share liability	1,968,325	2,094,872
Write-down of technology rights	—	—
Loss on disposal of property and equipment	—	—
Gain on sale of marketable securities	—	—
	(1,765,281)	(1,882,226)
Net change in non-cash working capital balances related to operations [note 10]	865,397	12,720
Cash used in operating activities	(899,884)	(1,869,506)

INVESTING ACTIVITIES
Purchase of property and equipment	—	(11,149)
Purchase of technology rights	—	—
Purchase of marketable securities	(1,000,000)	(1,500,000)
Proceeds from sale of marketable securities	2,176,985	(6,684)
Cash provided by (used in) investing activities	1,176,985	(1,517,833)

FINANCING ACTIVITIES
Issuance of common shares	—	—
Issuance of convertible debentures, net of costs	—	1,993,634
Issuance of Class A preference shares, net of costs	—	—
Increase in loan payable	237,791	108,133
Cash provided by financing activities	237,791	2,101,767

Net increase (decrease) in cash and cash equivalents during the period	514,892	(1,285,572)
Cash and cash equivalents, beginning of period	118,953	1,906,787
Cash and cash equivalents, end of period	633,845	621,215

See accompanying notes to the interim financial statements

TRILLIUM THERAPEUTICS INC.

Notes to the Financial Statements
March 31, 2013

Amounts in Canadian Dollars
(Unaudited)

1.	Corporate information and basis of presentation

Trillium Therapeutics Inc. ["Trillium" or the "Company"] is a privately held biotechnology company specializing in the discovery and development of innovative therapies that restore balance to the immune system in conditions associated with aberrant and harmful immune responses, such as autoimmune and inflammatory disorders, cancer and viral disease.

The Company has earned product licensing revenues as a result of agreements with development partners. Given the early stage of the technologies under these development agreements and risks associated with continued development of individual technologies in the biotechnology industry in general, the Company is considered to be in the development stage.

The success of the Company is dependent on completing product development and commercializing or entering into agreements with third parties to commercialize its products, and obtaining financing for its ongoing operations. It is not possible to predict either the commercial success of the Company's products or the Company's ability to fund these programs going forward. The Company incurred a net loss of $5,342,662 for the nine months ended March 31, 2013 and has a deficit of $62,226,178 as at March 31, 2013 and, without an additional source of funding, it will have inadequate funds to continue its existing operations for the coming year. These circumstances raise substantial doubt as to the ability of the Company to continue as a going concern. The Company's ability to continue as a going concern is dependent on receipt of additional convertible debenture financing, sourcing alternative financing or its ability to generate revenues from its products through licensing activities; however, there can be no assurance that these activities will be successful.

These financial statements have been prepared on a going concern basis, which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. These financial statements do not include adjustments that would be necessary should the Company be unable to continue as a going concern.

2.	Significant accounting policies

These financial statements were prepared in accordance with Part II of the Canadian Institute of Chartered Accountants [“CICA”] Accounting Handbook - Accounting Standards for Private Enterprises, which sets out generally accepted accounting principles for non-publicly accountable enterprises in Canada [“Canadian GAAP”].

The Company's principal accounting policies were outlined in the Company’s annual audited financial statements for the year ended June 30, 2012 and have been applied consistently to all periods presented in these financial statements. The notes presented in these financial statements include only significant events and transactions occurring since our last fiscal year end and are not fully inclusive of all matters required to be disclosed in our annual audited financial statements. These statements should be read in conjunction with the annual audited financial statements for the year ended June 30, 2012.

Research and development costs

Research and development costs are charged to income as incurred, net of grants or related tax credits, unless they meet the criteria under Canadian GAAP for deferral and amortization. No development costs have been deferred to date.

The Company records investment tax credits when there is reasonable assurance that the assistance will be realized. Government assistance recognized as a credit to research and development costs for the nine months ended March 31, 2013 was $595,787 [2012 - $967,147].

TRILLIUM THERAPEUTICS INC.

Notes to the Financial Statements
March 31, 2013

Amounts in Canadian Dollars
(Unaudited)

3.	Property and equipment

Property and equipment consist of the following:

		March 31,			June 30,
		2013			2012
		Accumulated	Net		Accumulated	Net book
			book
	Cost	amortization	value	Cost	amortization	value
	$	$	$	$	$	$

Research equipment	865,203	762,557	102,646	865,203	744,282	120,921
Computer hardware and software	70,555	63,897	6,658	70,555	61,946	8,609
Office equipment	38,574	33,871	4,703	38,574	33,034	5,540
Leasehold improvements	52,452	50,778	1,674	52,452	47,702	4,750
	1,026,784	911,103	115,681	1,026,784	886,964	139,820

During the year ended June 30, 2012, the Company revised its estimate of the remaining useful life of certain research equipment and computer hardware and recognized $40,977 of additional depreciation expense. The Company also wrote off $20,118 of research equipment and $50,754 of computer hardware which was fully depreciated and no longer in use.

4.	Loan payable

On February 1, 2012 the Company entered into a contribution agreement with the Federal Economic Development Agency for Southern Ontario where the Company can receive a repayable contribution of up to $965,000 to support the clinical development of its TTI-1612 program. The period of contribution is up to December 31, 2013. As at March 31, 2013, the Company has repayable contributions of $530,154 representing the outstanding principal balance, repayable in monthly installments of $16,083 for 60 months beginning on December 1, 2014. The loan payable bears no interest.

5.	Convertible debentures

Amount
$
Balance at July 1, 2011	6,786,593
Debt portion of convertible debentures issued	1,293,712
Accreted interest	1,629,817
Balance at June 30, 2012	9,710,122
Accreted interest	289,878
Balance at March 31, 2013	10,000,000

On September 15, 2011, the Company issued $2,000,000 of 12% convertible debentures with a maturity date of August 31, 2012 and received net proceeds of $1,993,634 after cash issue costs. The debentures plus accrued and unpaid interest are convertible at any time at the option of the holder, and under certain conditions, into Class A preference shares of the Company at the Class A Conversion Price, established by the Company's shareholders' agreement, divided by 1.5. Under the terms of the debentures subscription agreement, the Company issued 451,128 Class A preference share purchase warrants entitling the holders to purchase one Class A preference share at a price of $1.33 per share, subject to adjustment at any time up to September 16, 2016.

Consistent with CICA Handbook Part II Section 3856, the debentures were split into separate debt and equity components on the balance sheet. The fair value of the debt, initially determined to be $1,293,712 and described as "convertible debentures" on the balance sheet, has been estimated as the present value of future payments based on the Company's estimated incremental borrowing rates for similar debt agreements. The fair value of the equity portion of the debentures of $699,922 was included in contributed surplus and was estimated using the Black-Scholes option pricing model with the following weighted-average assumptions for 2012: risk-free interest rate of 0.9%; dividend yield of 0%; expected volatility of 93%; and an expected life of 1.0 year. The warrants were issued for nominal consideration.

TRILLIUM THERAPEUTICS INC.

Notes to the Financial Statements
March 31, 2013

Amounts in Canadian Dollars
(Unaudited)

In the first quarter, the debenture holders unanimously extended the maturity date of all outstanding convertible debentures to October 31, 2013. Subsequent to March 31, 2013, Trillium merged with Stem Cell Therapeutics Corp. which does not intend to call the debentures in the next 12 months (see note 12).

6.	Preference share liability

The Company is authorized to issue an unlimited number of Class A preference shares. Based on the terms of these shares, the consideration received on their issuance was split into debt and equity components.

Continuity of issued preference shares

	Shares	Amount
	#	$

Balance at June 30, 2011 and 2012	10,150,377	13,500,000
Converted to common shares	(10,150,374)	(13,499,996)
Balance at March 31, 2013	3	4

The equity component of the issued preference shares of $7,610,125 is included in contributed surplus.

The Class A preference shares are convertible into common shares at the Class A Conversion Price, initially at $1.33 per share, which is subject to adjustment. Each holder of a Class A preference share is entitled to vote for each common share into which the holder's Class A preference shares are convertible. Dividends on these shares are cumulative at 8% per annum.

The preference shareholders converted all but 3 preference shares to common shares on March 20, 2013. The undeclared and unpaid cumulative dividends on the Class A preference shares of $15,209,062 and the Part VI.1 tax liability on these dividends of $5,688,314 on March 20, 2013 was reversed and recognized as contributed surplus at the time of the conversion to common shares. This amount of cumulative dividends was described as "interest payable" on the balance sheet. Included in the "interest payable" balance as at March 31, 2013 is $nil [June 30, 2012 – 13,663,608] cumulative preference share dividends, the Part VI.1 tax liability on these dividends of $nil [June 30, 2012 - $5,265,443] and accrued interest on the Debentures of $5,014,337 [June 30, 2012 - $3,721,147].

Warrants

The Company issued Class A preference share purchase warrants in connection with its Class A preference share and convertible debentures financings. Each warrant is exercisable into one Class A preference share at a price of $1.33 per share, subject to adjustment. As at March 31, 2013, there were 5,300,752 [June 30, 2012 - 5,300,752] warrants issued and outstanding. All warrants issued to purchase Class A preference shares were issued for nominal consideration and all warrants expire on September 16, 2016.

TRILLIUM THERAPEUTICS INC.

Notes to the Financial Statements
March 31, 2013

Amounts in Canadian Dollars
(Unaudited)

7.	Share capital

Authorized

The Company is authorized to issue an unlimited number of common shares and an unlimited number of Class A preference shares [note 6].

Continuity of issued common shares

	Shares	Amount
	#	$

Balance at June 30, 2011 and 2012	6,116,667	1,639,868
Issued on conversion of Class A Preference shares [note 6]	10,150,374	13,499,996

Balance at March 31, 2013	16,267,041	15,139,864

8.	Stock-based compensation

Under the Company's stock option plan enacted April 10, 2003, options may be granted to directors, officers, employees and consultants of the Company to purchase up to 2,429,129 common shares. Options are granted at the fair market value of the common shares on the date of grant. Options vest at various rates and have a term not exceeding 10 years.

For the nine months ended March 31, 2013 no options were granted, cancelled or expired. For the nine months ended March 31, 2012, 20,000 stock options were granted with an exercise price of $0.43 and a fair value of $0.38. For the nine months ended March 31, 2013 the Company recorded stock-based compensation expense of $5,635 (2012 - $10,202).

At March 31, 2013, there were 2,236,673 (June 30, 2012 – 2,236,673) stock options outstanding with a weighted average exercise price of $0.76, and 2,204,280 (June 30, 2012 – 2,173,339) stock options exercisable with a weighted average exercise price of $0.77.

9.	Contributed surplus

Amount
$
Balance at June 30, 2011	11,185,843
Equity portion of convertible debentures issued [note 5]	699,922
Balance at June 30, 2012	11,885,765
Recognized on conversion of Class A Preference shares [note 6]	20,897,376
Balance at March 31, 2013	32,783,141

TRILLIUM THERAPEUTICS INC.

Notes to the Financial Statements
March 31, 2013

Amounts in Canadian Dollars
(Unaudited)

10.	Statements of cash flows

The net change in non-cash working capital balances related to operations consists of the following:

	2013	2012
	$	$

Decrease (increase) in current assets
Accounts receivable	14,407	(82,397)
Prepaid expenses	32,463	(51,822)
Tax credits receivable	815,491	355,000
Contract research deposits	7,641	47,294
	870,002	268,075

Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	(4,605)	(255,355)
	(4,605)	(255,355)
	865,397	12,720

11.	Commitments and contingencies

[a]

The Company enters into research, development and license agreements with various parties in the ordinary course of business whereby the Company receives research services and rights to proprietary technologies. The agreements require compensation to be paid by the Company, typically by a combination of the following methods:

[i]	Fees comprising amounts due initially upon entering into the agreements as well as additional amounts due either on specified timelines or defined services to be provided.

[ii]	Milestone payments that are dependent on products developed under the agreements proceeding towards specified plans of clinical trials and commercial development.

[iii]	Royalty payments calculated as a percentage of net sales commencing upon commercial sales of any product candidates developed from the technologies.

As at March 31, 2013, the Company has commitments under agreements to fund research, pre-clinical studies and manufacturing in the amount of $57,000 over the next year [June 30, 2012 - $497,000]. Included in these commitments is $nil [June 30, 2012 - $100,000] to the University Health Network [“UHN”] which is a shareholder. During the nine months ended March 31, 2013, the Company incurred $75,000 [2012 - $233,334] in expenses to shareholders for research and scientific advisory services and license fees which were recorded at the agreed upon exchange amount.

Milestone and royalty-related amounts that may become due under various agreements are dependent on, among other factors, pre-clinical safety and efficacy, clinical trials, regulatory approvals and ultimately the successful development of a new drug, the outcome and timing of which are uncertain. Amounts due per the various agreements for milestone payments will be accrued once the occurrence of a milestone is likely. Amounts due as royalty payments will be accrued as commercial revenues from the product are earned.

[i]

On February 1, 2010, the Company entered into a license agreement with UHN and The Hospital For Sick Children to acquire intellectual property relating to the methods and compounds for the modulation of the SIRP±-CD47 interaction for use in therapeutic cancer applications. The Company paid an up-front license fee of $150,000 and committed to pay annual maintenance fees of $25,000 in addition to patent issuance, development and regulatory milestones, and royalties on commercial sales. As at March 31, 2013, no future contingent consideration had been paid. These technology rights have been fully amortized.

TRILLIUM THERAPEUTICS INC.

Notes to the Financial Statements
March 31, 2013

Amounts in Canadian Dollars
(Unaudited)

[ii]

On March 26, 2008, the Company entered into a license agreement with the University of Maryland, Baltimore ["UMB"] wherein UMB granted the Company an exclusive license and non-exclusive license under the UMB patent rights and a non-exclusive sublicense under the Children's Medical Center Corporation ["CMCC"] patent rights related to the Company's TTI-1612 technology.

The Company has a commitment to pay U.S.$10,000 in annual maintenance fees and there is future contingent consideration in the form of milestone payments of up to $760,000, and royalties. During the year ended June 30, 2012, the Company paid a $25,000 milestone fee to UMB on the initiation of its Phase I trial for TTI-1612. As at March 31, 2013, no other future contingent consideration had been paid. These technology rights have been fully amortized.

[b]	The Company's future commitments under operating leases for premises and equipment are $27,500 for 2013.

[c]

The Company enters into license agreements with third parties that include indemnification provisions in the ordinary course of business that are customary in the industry. Those guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of third-party claims or damages arising from these transactions. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions is unlimited. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount that it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying financial statements with respect to these indemnification obligations.

12.	Subsequent event

On April 9, 2013, the Company was merged into Stem Cell Therapeutics Corp. (“SCT”) by way of an amalgamation with a newly-created SCT subsidiary. On closing of the transaction, the security holders of Trillium received an aggregate consideration of $2,850,000 comprised of $1.2 million in cash and $1.65 million in SCT common shares.

13.	Differences between Canadian and United States Generally Accepted Accounting Principles

The financial statements have been prepared in accordance with Canadian GAAP, which differ in certain respects from those principles that the Company would have followed if its financial statements had been prepared in accordance with generally accepted accounting principles in the United States (US GAAP).

TRILLIUM THERAPEUTICS INC.

Notes to the Financial Statements
March 31, 2013

Amounts in Canadian Dollars
(Unaudited)

13.	Differences between Canadian and United States Generally Accepted Accounting Principles (continued)

A reconciliation of net earnings from Canadian GAAP to conform with US GAAP is as follows:

		March 31,	March 31,
	Note	2013	2012
		$	$

Net loss for the period based on Canadian GAAP		(5,342,662)	(6,421,174)
Acquired research and development	B	-	87,500
Preference shares – accrued dividends	C	1,545,454	1,496,337
Preference shares – part VI.1 tax (interest expense)	C	422,871	-
Preference shares – income tax recovery	C	5,265,443	-
Convertible debentures – accreted interest expense	D	289,878	1,220,839
Convertible debentures – issue costs	D	(13,043)	(22,769)
Net income (loss) and comprehensive income (loss) for the period based on US GAAP		2,167,941	(3,639,267)

A reconciliation of shareholders’ deficiency from Canadian GAAP to conform with US GAAP is as follows:

		March 31,	June 30,
	Note	2013	2012
		$	$

Shareholders’ deficiency based on Canadian GAAP		(13,689,639)	(42,749,984)
Preference shares – accreted interest	C	7,610,125	7,610,125
Preference shares – equity component	C	(7,610,125)	(7,610,125)
Convertible debentures – accreted interest	D	4,480,421	4,190,543
Convertible debentures – equity component	D	(4,275,640)	(4,275,640)
Convertible debentures – issue costs	D	7,134	20,178
Shareholders’ deficiency based on US GAAP		(13,477,724)	(42,814,903)

Reconciling items

A) Government assistance – investment tax credits

Under Canadian GAAP, the Company records investment tax credits arising from research and development activities on a net basis against costs to which they relate. Under US GAAP, the Company recognizes investment tax credits as a reduction of tax expense. Accordingly, to reconcile to US GAAP, research and development costs would increase and income tax recovery would increase for the nine months ended March 31, 2013 and 2012 by $595,787 and $967,147, respectively. Since both adjustments are on the statement of operations and deficit, there is no impact on net loss.

B) Acquired research and development

Under Canadian GAAP, the Company capitalized acquired research and development assets on the balance sheet as technology rights and amortized these assets over their estimated useful lives. Under US GAAP, these research and development assets are expensed at the time of acquisition because they do not have alternative uses. Accordingly, the amount of technology rights would be nil as at March 31, 2013 and June 30, 2012 and the amortization reflected in the statement of operations and deficit for the nine months ended March 31, 2013 and 2012 would be lower by $0 and $87,500, respectively.

TRILLIUM THERAPEUTICS INC.

Notes to the Financial Statements
March 31, 2013

Amounts in Canadian Dollars
(Unaudited)

13.	Differences between Canadian and United States Generally Accepted Accounting Principles (continued)

C) Preference shares

Under Canadian GAAP, the preference shares are initially bifurcated into debt and equity components. Interest is accreted on the debt component up to the original subscription amount of the shares and both accrued cumulative dividends and Part IV.1 tax are recognized as interest expense and included in interest payable. Since the shares have reached their redemption date, they are recorded at their original subscription amount in the financial statements. Upon conversion, the pro rata share of the debt component was reclassified to common shares and the pro rata share of the accrued cumulative dividends and related Part IV.1 tax was reclassified to contributed surplus. Under US GAAP, the preference shares are classified as temporary equity and adjusted to their maximum redemption amount each balance sheet date once they become redeemable. Accrued cumulative dividends are recorded as a charge to equity and included in temporary equity and Part VI.1 tax is recognized as income tax expense and included in taxes payable. Upon conversion, the pro rata share of the amount recorded in temporary equity is reclassified to common shares and the cumulative Part VI.1 tax payable is reversed as an income tax recovery.

To reconcile to US GAAP as at and for the nine-months ended March 31, 2013 (a) the $4 recorded as the preference share liability under Canadian GAAP (which is equal to the shares’ maximum redemption amount) is reclassified to temporary equity, (b) the $7,610,125 set up in contributed surplus on the original bifurcation under Canadian GAAP is deducted from shareholders’ deficiency and $7,610,125 of cumulative accreted interest included in the deficit is added back to shareholders’ deficiency, (c) the $15,209,062 of accrued cumulative dividends classified as contributed surplus under Canadian GAAP is reclassified to common shares and the $1,545,454 of accrued cumulative dividends recognized as interest expense is added back to net loss, and (d) the $5,688,314 of Part VI.1 tax liability classified as contributed surplus under Canadian GAAP is reclassified to the deficit, the $422,871 of Part VI.1 tax recognized as interest expense is reversed and $5,265,443 of income tax recovery is recorded.

To reconcile to US GAAP as at June 30, 2012 and for the nine-months ended March 31, 2012 (a) the $13,500,000 recorded as a non-current liability under Canadian GAAP (which is currently equal to the shares’ maximum redemption amount) is reclassified to temporary equity, (b) the $7,610,125 set up in contributed surplus on the original bifurcation under Canadian GAAP is deducted from shareholders’ deficiency and $7,610,125 of cumulative accreted interest included in the deficit is added back to shareholders’ deficiency, (c) the $13,663,608 of accrued cumulative dividends classified as interest payable under Canadian GAAP is reclassified to temporary equity under US GAAP and the $1,496,337 of accrued cumulative dividends recognized as interest expense is added back to net loss, and (d) the $5,265,443 of Part VI.1 tax liability classified as interest payable under Canadian GAAP is reclassified to taxes payable and the $598,535 of Part VI.1 tax recognized as interest expense is reclassified to income tax expense.

Preference share subscribers also received warrants exercisable into preference shares. Under Canadian GAAP, the Company did not account for the warrants in the financial statements as it was determined that the fair value of the warrants at the time of issuance is nominal. Under US GAAP, the warrants are classified as a liability and carried at fair value, both initially and on an on-going basis. Consistent with Canadian GAAP, the Company determined the initial fair value of the warrants to be nominal. The Company also determined that the fair value of the warrants has remained nominal since the time of issuance, resulting in no measurement difference between Canadian and US GAAP.

D) Convertible debentures

Under Canadian GAAP, the convertible debentures are initially bifurcated into debt and equity components and interest is accreted on the debt component up to its face amount of the shares. Under US GAAP, the convertible debenture is classified as debt and carried at amortized cost. Accordingly, to reconcile to US GAAP, accreted interest expense recorded of $4,480,421 and $4,190,543 as at March 31, 2013 and June 30, 2012, respectively, must be added back to shareholders’ deficiency and the amount set up in equity on the original bifurcation of the convertible debt under Canadian GAAP needs to be deducted from shareholders’ deficiency and added to the convertible debt liability in the amounts of $4,275,640 and $4,275,640 as at March 31, 2013 and June 30, 2012, respectively.

TRILLIUM THERAPEUTICS INC.

Notes to the Financial Statements
March 31, 2013

Amounts in Canadian Dollars
(Unaudited)

13.	Differences between Canadian and United States Generally Accepted Accounting Principles (continued)

Similarly, accreted interest expense recorded under Canadian GAAP would need to be added back to the net loss under US GAAP in the amounts of $289,878 and $1,220,839 for the nine months ended March 31, 2013 and 2012, respectively.

There is also a balance sheet classification difference related to the costs incurred to issue the convertible debt. Under Canadian GAAP the costs were allocated to the debt and equity components on initial bifurcation and only the portion allocated to the debt component was subsequently amortized, whereas US GAAP requires all of the costs to be set up as a separate asset and amortized. Accordingly, the issue costs allocated to equity under Canadian GAAP are amortized under US GAAP, resulting in a decrease in net income of $13,043 and $22,769 for the nine months ended March 31, 2013 and 2012, respectively. Additionally, the total balance of unamortized issue costs is reclassified to deferred financing costs, including the unamortized portion of the issue costs allocated to equity under Canadian GAAP in the amounts of $7,134 and 20,178 as at March 31, 2013 and June 30, 2012, respectively.

Convertible debt subscribers also received warrants exercisable into preference shares. Under Canadian GAAP, the Company did not account for the warrants in the financial statements as it was determined that the fair value of the warrants at the time of issuance is nominal. Under US GAAP, the warrants are classified as a liability and carried at fair value, both initially and on an on-going basis. Consistent with Canadian GAAP, the Company determined the initial fair value of the warrants to be nominal. The Company also determined that the fair value of the warrants has remained nominal since the time of issuance, resulting in no measurement difference between Canadian and US GAAP

Cash flow

In addition to the differences between Canadian and US GAAP related to the recognition and measurement of transactions by the Company, there are differences in the manner in which items are classified in the statement of cash flows. These classification differences have no impact on cash used in operating, investing and financing activities.

Financial Statements

Trillium Therapeutics Inc.
[A development stage company]
June 30, 2012

REPORT OF INDEPENDENT AUDITORS

To the Directors of
Trillium Therapeutics Inc.

We have audited the accompanying financial statements of Trillium Therapeutics Inc., which comprise the balance sheets as of June 30, 2012 and 2011, and July 1, 2010, and the related statements of operations and deficit and cash flows for the years ended June 30, 2012 and 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trillium Therapeutics Inc. at June 30, 2012 and 2011, and July 1, 2010, and the results of its operations and its cash flows for the years ended June 30, 2012 and 2011 in conformity with Canadian accounting standards for private enterprises.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company incurred a net loss of $8,464,683 during the year ended June 30, 2012 and, as at that date the Company has a deficit of $56,883,516. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters also are described in Note 1. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

/s/ Ernst & Young LLP
Toronto, Canada,	Chartered Accountants
September 27, 2012, except as to note 16, which is as of August 11, 2014.	Licensed Public Accountants

Trillium Therapeutics Inc.
[A development stage company]
Incorporated under the laws of Ontario

BALANCE SHEETS
[See note 1 - Basis of Presentation]

As at

	June 30,	June 30,	July 1,
	2012	2011	2010
	$	$	$

ASSETS
Current
Cash and cash equivalents	118,953	1,906,787	1,527,621
Marketable securities [note 2]	1,807,471	400,148	400,148
Accounts receivable	154,945	67,680	67,070
Prepaid expenses	57,508	33,325	38,703
Tax credits receivable	1,315,000	1,275,000	970,000
Contract research deposits	15,974	66,068	33,333
Total current assets	3,469,851	3,749,008	3,036,875
Property and equipment, net [note 3]	139,820	216,213	267,439
Technology rights, net [note 4]	—	87,500	249,811
	3,609,671	4,052,721	3,554,125

LIABILITIES AND SHAREHOLDERS' DEFICIENCY
Current
Accounts payable and accrued liabilities	203,186	427,228	239,809
Deferred revenue	3,786	15,145	269,993
Total current liabilities	206,972	442,373	509,802
Deferred revenue	—	3,786	29,208
Loan payable [note 5]	292,363	—	—
Convertible debentures [note 6]	9,710,122	6,786,593	3,861,425
Interest payable [note 7]	22,650,198	18,319,309	14,693,493
Preference share liability [note 7]	13,500,000	13,500,000	13,500,000
Total liabilities	46,359,655	39,052,061	32,593,928

Shareholders' deficiency
Share capital [note 8]	1,639,868	1,639,868	1,639,868
Stock-based compensation [note 9]	607,899	593,782	566,368
Contributed surplus [notes 6, 7 and 10]	11,885,765	11,185,843	9,851,922
Deficit	(56,883,516)	(48,418,833)	(41,097,961)
Total shareholders' deficiency	(42,749,984)	(34,999,340)	(29,039,803)
	3,609,671	4,052,721	3,554,125

Commitments and contingencies [notes 4 and 13]
Subsequent event [note 15]
Differences between Canadian and United States Generally Accepted Accounting Principles [note 16]
See accompanying notes

On behalf of the Board:

Director	Director

Trillium Therapeutics Inc.
[A development stage company]

STATEMENTS OF OPERATIONS AND DEFICIT

Year ended June 30

	2012	2011
	$	$

REVENUES
Licensing	15,145	280,270
Contract	—	10,092
Investment income	38,902	29,751
	54,047	320,113

EXPENSES
Research and development, net [notes 2 and 13]	2,042,205	2,194,408
General and administrative	213,265	207,163
Interest accretion on convertible debentures	1,629,817	1,311,257
Accrued interest on convertible debentures	1,507,278	1,018,768
Interest accretion on preference share liability	—	—
Accrued interest on preference share liability	2,823,611	2,607,048
Sublicense [note 13[a]]	127,512	83,114
Amortization	175,042	219,227
	8,518,730	7,640,985
Loss before income taxes	(8,464,683)	(7,320,872)
Provision for income taxes	—	—
Net loss for the period	(8,464,683)	(7,320,872)

Deficit, beginning of period	(48,418,833)	(41,097,961)
Sale of technology rights in exchange for common shares	—	—
Deficit, end of period	(56,883,516)	(48,418,833)

See accompanying notes

Trillium Therapeutics Inc.
[A development stage company]

STATEMENTS OF CASH FLOWS

Year ended June 30

	2012	2011
	$	$

OPERATING ACTIVITIES
Net loss for the period	(8,464,683)	(7,320,872)
Add (deduct) items not affecting cash
Amortization of property and equipment	87,542	56,916
Amortization of technology rights	87,500	162,311
Amortization of deferred revenue	(3,786)	(25,422)
Stock-based compensation [note 9]	14,117	27,414
Interest accretion on convertible debentures	1,629,817	1,311,257
Accrued interest on convertible debentures	1,507,278	1,018,768
Interest accretion on preference share liability	—	—
Accrued interest on preference share liability	2,823,611	2,607,048
Write-down of technology rights	—	—
Loss on disposal of property and equipment	—	—
Gain on sale of marketable securities	(1,500)	—
	(2,320,104)	(2,162,580)
Net change in non-cash working capital balances related to operations [note 12]	(336,755)	(400,396)
Cash used in operating activities	(2,656,859)	(2,562,976)

INVESTING ACTIVITIES
Purchase of property and equipment	(11,149)	(5,690)
Purchase of technology rights	—	—
Purchase of marketable securities	(1,500,000)	(400,000)
Proceeds from sale of marketable securities	94,177	400,000
Cash used in investing activities	(1,416,972)	(5,690)

FINANCING ACTIVITIES
Issuance of common shares	—	—
Issuance of convertible debentures, net of costs	1,993,634	2,947,832
Issuance of Class A preference shares, net of costs	—	—
Increase in loan payable	292,363	—
Cash provided by financing activities	2,285,997	2,947,832

Net increase (decrease) in cash and cash equivalents during the year	(1,787,834)	379,166
Cash and cash equivalents, beginning of year	1,906,787	1,527,621
Cash and cash equivalents, end of year	118,953	1,906,787

See accompanying notes

Trillium Therapeutics Inc.
[A development stage company]

NOTES TO FINANCIAL STATEMENTS

June 30, 2012

1. BASIS OF PRESENTATION

Trillium Therapeutics Inc. ["Trillium" or the "Company"] is a privately held biotechnology company specializing in the discovery and development of innovative therapies that restore balance to the immune system in conditions associated with aberrant and harmful immune responses, such as autoimmune and inflammatory disorders, cancer and viral disease.

The Company has earned product licensing revenues as a result of agreements with development partners. Given the early stage of the technologies under these development agreements and risks associated with continued development of individual technologies in the biotechnology industry in general, the Company is considered to be in the development stage.

The success of the Company is dependent on completing product development and commercializing or entering into agreements with third parties to commercialize its products, and obtaining financing for its ongoing operations. It is not possible to predict either the commercial success of the Company's products or the Company's ability to fund these programs going forward. The Company incurred a loss of $8,464,683 for the year ended June 30, 2012 and has a deficit of $56,883,516 as at June 30, 2012 and, without an additional source of funding, it will have inadequate funds to continue its existing operations for the coming year. These circumstances raise substantial doubt as to the ability of the Company to continue as a going concern. The Company's ability to continue as a going concern is dependent on receipt of additional convertible debenture financing, sourcing alternative financing or its ability to generate revenues from its products through licensing activities; however, there can be no assurance that these activities will be successful.

These financial statements have been prepared on a going concern basis, which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. These financial statements do not include adjustments that would be necessary should the Company be unable to continue as a going concern.

Trillium Therapeutics Inc.
[A development stage company]

NOTES TO FINANCIAL STATEMENTS

June 30, 2012

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND FIRST-TIME ADOPTION OF ACCOUNTING STANDARDS FOR PRIVATE ENTERPRISES

These financial statements were prepared in accordance with Part II of the Canadian Institute of Chartered Accountants ["CICA"] Accounting Handbook Accounting Standards for Private Enterprises ["Part II"], which sets out generally accepted accounting principles for non-publicly accountable enterprises in Canada ["Canadian GAAP"] and include the significant accounting policies described hereafter:

Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates include tax credits receivable, the valuation allowance for future income tax assets, and the fair values used to account for equity and convertible debt transactions including stock-based compensation expense, and the fair values determined in connection with acquiring technology rights. Actual results could differ from those estimates.

Cash equivalents, marketable securities and investment income

Trillium invests in high-quality government and corporate issuers with low credit risk. Cash equivalents consist of highly liquid investments with a maturity of 90 days or less at the time of purchase.

Marketable securities consist of fixed income securities with a maturity date beyond 90 days from the date of purchase and are recorded at their accreted value as they are held-to-maturity instruments. The estimated market value of marketable securities as at June 30, 2012 was $1,813,471 [2011 - $402,148]. Investment income includes interest income on marketable securities. Interest income is accrued as earned.

Trillium Therapeutics Inc.
[A development stage company]

NOTES TO FINANCIAL STATEMENTS

June 30, 2012

Property and equipment

Property and equipment are recorded at cost less accumulated amortization. Amortization is provided at rates that are expected to charge operations with the cost of the assets over their estimated useful lives as follows:

Research and office equipment	20% declining balance
Computer hardware	30% declining balance
Computer software	100% declining balance
Leasehold improvements	Straight-line over lease term

Each year, the Company assesses its property and equipment to determine if there has been an impairment in their value. There is an impairment loss when the carrying value of an asset exceeds the sum of the undiscounted cash flow expected from this asset. An impairment loss is measured as the amount by which the carrying amount of the asset exceeds its fair value.

Technology rights

At the time of acquisition of intangible assets, the Company makes an assessment to determine if they have an estimated useful life or whether they have an indefinite life. The Company has determined that the technology rights have finite lives and, accordingly, they are being amortized over their estimated useful lives, from two to four years, on a straight-line basis.

The Company annually reviews the carrying value of the technology rights for evidence of facts or changes in circumstance that might indicate a condition of impairment. An impairment loss would be recognized when estimates of undiscounted future cash flows expected to result from the use of an asset and its eventual disposition are less than the carrying amount. An impairment loss is measured as the amount by which the carrying amount of the asset exceeds its fair value.

Revenue recognition

Research and development funding and license fees

Non-refundable, up-front fees received for access to the Company's proprietary technology are deferred and recognized as revenue on a systematic basis over the term of the research collaboration with the development partner. Research and development funding is recognized as an offset to research and development expenses on a systematic basis over the term of the research collaboration. Contingent revenue attributable to the achievement of development milestones is recognized only on the achievement of the applicable milestone, consideration to be received is fixed or determinable, and collectability is reasonably assured.

Trillium Therapeutics Inc.
[A development stage company]

NOTES TO FINANCIAL STATEMENTS

June 30, 2012

Contract revenue

The Company recognizes revenue from research and development contracts as expenses are incurred. Funding received for services to be rendered in the future is reflected as deferred revenue.

Research and development costs

Research and development costs are charged to income as incurred, net of grants or related tax credits, unless they meet the criteria under Canadian GAAP for deferral and amortization. No development costs have been deferred to date.

The Company records investment tax credits when there is reasonable assurance that the assistance will be realized. Government assistance recognized as a credit to research and development costs for the year ended June 30, 2012 was $1,362,147 [2011 - $1,371,702].

Foreign currency translation

Transactions denominated in foreign currencies have been translated into Canadian dollars at the average rates of exchange prevailing at the time of the respective transactions. Monetary assets and liabilities have been translated into Canadian dollars at the year-end exchange rate. All gains and losses are included in the statement of operations and deficit.

Income taxes

Income taxes are recorded using the asset and liability method whereby future tax assets and liabilities are recorded based on the differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the substantively enacted tax rates and laws expected to be in effect when the differences are expected to reverse. A valuation allowance is recorded for the portion of the future tax assets where the realization of any value is uncertain.

Stock-based compensation

The Company uses the fair value method of accounting for stock options granted to employees and non-employees. The Company incorporates an expected volatility assumption in fair valuing stock options awarded to employees which is expensed over the vesting period and for non-employees is expensed as the services are received.

Trillium Therapeutics Inc.
[A development stage company]

NOTES TO FINANCIAL STATEMENTS

June 30, 2012

B. FIRST-TIME ADOPTION OF ACCOUNTING STANDARDS FOR PRIVATE ENTERPRISES

These financial statements are the first financial statements which the Company has prepared in accordance with Part II of the CICA Handbook – Accounting Standards for Private Enterprises, which constitutes generally accepted accounting principles for non-publicly accountable enterprises in Canada. In preparing its opening balance sheet as at July 1, 2010, the Company has applied Section 1500, First-time Adoption, retrospectively using the following four principles such that it has:

•	Recognized all assets and liabilities whose recognition is required by GAAP;
•	Not recognized items as assets or liabilities if GAAP does not permit such recognition;
•	Reclassified items recognized previously as one type of asset, liability or component of equity, but are now recognized as a different type of asset, liability or component of equity; and
•	Applied GAAP in measuring all recognized assets and liabilities.

The accounting policies that the Company has used in the preparation of its opening balance sheet through application of these principles has not resulted in adjustments to balances which were presented in the balance sheet prepared in accordance with Part V of the CICA Handbook - Accounting XFI ["Previous GAAP"].

Section 1500 provides a number of elective exemptions from the retrospective adoption of GAAP. The Company did not elect to use any of the transitional exemptions.

There are no reconciling items for the deficit as at July 1, 2010 and net loss for the year ended June 30, 2011 and the deficit as presented under Previous GAAP with those computed under GAAP.

Trillium Therapeutics Inc.
[A development stage company]

NOTES TO FINANCIAL STATEMENTS

June 30, 2012

3. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

							July 1,
		June 30, 2012			June 30, 2011		2010
			Net			Net	Net
		Accumulated	book		Accumulated	book	book
	Cost	amortization	value	Cost	amortization	value	value
	$	$	$	$	$	$	$

Research equipment	865,203	744,282	120,921	877,633	686,317	191,316	234,550
Computer hardware and software	70,555	61,946	8,609	117,848	107,001	10,847	13,546
Office equipment	38,574	33,034	5,540	38,574	31,649	6,925	8,656
Leasehold improvements	52,452	47,702	4,750	52,452	45,327	7,125	10,687
	1,026,784	886,964	139,820	1,086,507	870,294	216,213	267,439

During 2012, the Company revised its estimate of the remaining useful life of certain research equipment and computer hardware and recognized $40,977 of additional amortization expense. The Company also wrote off $20,118 of research equipment and $50,754 of computer hardware which was fully amortized and no longer in use. The write-downs have been included in amortization expense on the statements of operations and deficit.

4. TECHNOLOGY RIGHTS

Technology rights consist of the following:

	June 30,	June 30,	July 1,
	2012	2011	2010
	$	$	$

Cost	2,469,062	2,469,062	2,469,062
Less accumulated amortization	2,469,062	2,381,562	2,219,251
	—	87,500	249,811

Trillium Therapeutics Inc.
[A development stage company]

NOTES TO FINANCIAL STATEMENTS

June 30, 2012

[a]

On February 1, 2010, the Company entered into two separate license agreements with the University Health Network and The Hospital For Sick Children to acquire intellectual property relating to the methods and compounds for the modulation of the SIRP -CD47 interaction for use in human hematopoietic stem cell transplantation and therapeutic cancer applications. The Company paid two up-front license fees of $150,000 and committed to pay annual maintenance fees of $25,000 under each agreement in addition to patent issuance, development and regulatory milestones, and royalties on commercial sales. As at June 30, 2012, no future contingent consideration [note 13[a]] had been paid. These technology rights have been fully amortized.

[b]

On March 26, 2008, the Company entered into a license agreement with the University of Maryland, Baltimore ["UMB"] wherein UMB granted the Company an exclusive license and non-exclusive license under the UMB patent rights and a non- exclusive sublicense under the Children's Medical Center Corporation patent rights related to the Company's TTI-1612 technology.

The Company has a commitment to pay U.S.$10,000 in annual maintenance fees and there is future contingent consideration in the form of milestone payments and royalties. During the year ended June 30, 2012, the Company paid a $25,000 milestone fee to UMB on the initiation of its Phase I trial for TTI-1612. As at June 30, 2012, no other future contingent consideration [note 13[a]] had been paid. These technology rights have been fully amortized.

[c]

In December 2005, the Company acquired an exclusive worldwide license from the Children's Hospital, Inc., Columbus, Ohio to a patent application entitled "Methods of Treating Intestinal Ischemia Using Heparin-Binding Epidermal Growth Factor" [TTI-1612]. The Company has a commitment to pay annual license fees in the range of U.S.$12,500 to U.S.$22,500 during the terms of the agreements and paid U.S.$22,500 in fiscal 2012 and 2011. In addition, there is future contingent consideration in the form of milestone payments and royalties that may be paid by the Company in relation to clinical trial enrollment, regulatory filings and commercial sales. As at June 30, 2012, no future contingent consideration [note 13[a]] had been paid. These technology rights have been fully amortized.

5. LOAN PAYABLE

On February 1, 2012, the Company entered into a contribution agreement with the Federal Economic Development Agency for Southern Ontario where the Company can receive a repayable contribution of up to $965,000 to support the clinical development of its TTI-1612 program. The period of contribution is up to December 31, 2013. As at June 30, 2012, the Company has repayable contributions of $292,363 representing the outstanding principal balance, repayable in monthly installments of $16,083 for 60 months beginning on December 1, 2014. The loan payable bears no interest.

Trillium Therapeutics Inc.
[A development stage company]

NOTES TO FINANCIAL STATEMENTS

June 30, 2012

6. CONVERTIBLE DEBENTURES

Continuity of convertible debentures

Amount
$

Balance at July 1, 2010	3,861,425
Debt portion of convertible debentures issued	1,613,911
Accreted interest	1,311,257
Balance at June 30, 2011	6,786,593
Debt portion of convertible debentures issued	1,293,712
Accreted interest	1,629,817
Balance at June 30, 2012	9,710,122

On September 15, 2011, the Company issued $2,000,000 of 12% convertible debentures with a maturity date of August 31, 2012 and received net proceeds of $1,993,634 after cash issue costs. The debentures plus accrued and unpaid interest are convertible at any time at the option of the holder, and under certain conditions, into Class A preference shares of the Company at the Class A Conversion Price, established by the Company's shareholders' agreement, divided by 1.5. Under the terms of the debentures subscription agreement, the Company issued 451,128 Class A preference share purchase warrants entitling the holders to purchase one Class A preference share at a price of $1.33 per share, subject to adjustment at any time up to September 16, 2016.

In three separate transactions in fiscal 2011, the Company issued an aggregate of $3,000,000 of 12% convertible debentures with a maturity date of August 31, 2012 and received net proceeds of $2,947,832 after cash issue costs. Under the terms of the debentures subscription agreement, the Company issued 676,692 Class A preference share purchase warrants entitling the holders to purchase one Class A preference share at a price of $1.33 per share, subject to adjustment at any time up to September 16, 2016.

Consistent with CICA Handbook Part II Section 3856, the debentures were split into separate debt and equity components on the balance sheet. The fair value of the debt, initially determined to be $1,293,712 [2011 - $1,613,911] and described as "convertible debentures" on the balance sheet, has been estimated as the present value of future payments based on the Company's estimated incremental borrowing rates for similar debt agreements. The fair value of the equity portion of the debentures of $699,922 [2011 - $1,333,921] was included in contributed surplus and was estimated using the Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rate of 0.9% [2011 - 1.5%]; dividend yield of 0% [2011 - 0%]; expected volatility of 93% [2011 - 90%]; and an expected life of 1.0 year [2011 - 1.8 years]. The warrants were issued for nominal consideration.

Trillium Therapeutics Inc.
[A development stage company]

NOTES TO FINANCIAL STATEMENTS

June 30, 2012

Subsequent to June 30, 2012, the debenture holders unanimously extended the maturity date of all outstanding convertible debentures to August 31, 2013.

7. PREFERENCE SHARE LIABILITY

The Company is authorized to issue an unlimited number of Class A preference shares. Based on the terms of these shares, the consideration received on their issuance was split into debt and equity components.

Continuity of issued preference shares

	Shares	Amount
	#	$

Balance at July 1, 2010, June 30, 2011 and 2012	10,150,377	13,500,000

The equity component of the issued preference shares of $7,610,125 is included in contributed surplus.

The Class A preference shares are convertible into common shares at the Class A Conversion Price, initially at $1.33 per share, which is subject to adjustment. Each holder of a Class A preference share is entitled to vote for each common share into which the holder's Class A preference shares are convertible. Dividends on these shares are cumulative at 8% per annum. The cumulative dividends on the Class A preference shares amount to $13,663,608 [2011 - $11,646,743; July 1, 2010 - $9,784,566], none of which has been paid as at June 30, 2012. This amount of cumulative dividends is described as "interest payable" on the balance sheet. Also included in the "interest payable" balance is the Part VI.1 tax liability on these dividends of $5,265,443 [2011 - $4,458,697; July 1, 2010 - $3,713,826] and accrued interest on the debentures of $3,721,147 [2011 - $2,213,869; July 1, 2010 - $1,195,101]. All warrants issued to purchase Class A preference shares were issued for nominal consideration.

The Class A preference shares are redeemable at the option of the holder five years after issue if holders of at least 67% of the then outstanding Class A preference shares request the Company to redeem, at which time all Class A preference shares shall be redeemed at the greater of the original purchase price plus any cumulative dividends and the fair market value of the shares. The Class A preference shareholders do not intend to redeem these shares in the next 12 months.

Trillium Therapeutics Inc.
[A development stage company]

NOTES TO FINANCIAL STATEMENTS

June 30, 2012

Upon the closing of a qualified public offering, immediately prior to a qualified acquisition, or upon the approval of holders of 67% of the then outstanding Class A preference shares, all outstanding Class A preference shares shall automatically be converted into common shares.

Warrants

The Company issued Class A preference share purchase warrants in connection with its Class A preference share and convertible debenture financings. Each warrant is exercisable into one Class A preference share at a price of $1.33 per share, subject to adjustment. As at June 30, 2012, there were 5,300,752 [2011 - 4,849,624] warrants issued and outstanding. All warrants expire on September 16, 2016.

8. SHARE CAPITAL Authorized

The Company is authorized to issue an unlimited number of common shares and an unlimited number of Class A preference shares [note 7].

Continuity of issued common shares

	Shares	Amount
	#	$

Balance at July 1, 2010, June 30, 2011 and 2012	6,116,667	1,639,868

9. STOCK-BASED COMPENSATION

[a]	Stock options

Under the Company's stock option plan enacted April 10, 2003, options may be granted to directors, officers, employees and consultants of the Company to purchase up to 2,429,129 common shares. Options are granted at the fair market value of the common shares on the date of grant. Options vest at various rates and have a term not exceeding 10 years.

The Company issued 20,000 [2011 - 20,000] options with an exercise price of $0.43 [2011 - $0.43] per common share during the year ended June 30, 2012. During the year, 20,000 [2011 - nil] options with an exercise price of $0.62 expired.

Trillium Therapeutics Inc.
[A development stage company]

NOTES TO FINANCIAL STATEMENTS

June 30, 2012

The following table summarizes information about stock options outstanding as at June 30, 2012:

Options outstanding			Options exercisable
		Weighted	Weighted		Weighted
		average	average		average
Exercise	Options	remaining	exercise	Options	exercise
price	outstanding	contractual life	price	exercisable	price
$	#	[years]	$	#	$

0.43	165,000	7.51	0.43	101,666	0.43
0.77	1,332,673	1.08	0.77	1,332,673	0.77
0.83	739,000	4.48	0.83	739,000	0.83
	2,236,673	2.68	0.76	2,173,339	0.77

[b]	Stock-based compensation

During the year ended June 30, 2012, the Company issued options with a fair value of $7,500 [2011 - $7,440] and recorded stock-based compensation expense of $14,117 [2011 - $27,414]. The fair value of the options granted was estimated using the Black-Scholes option pricing model with the following assumptions:

	2012	2011
	%	%

Risk-free interest rate	2.1	3.4
Dividend yield	0.0	0.0
Expected volatility	93	89
Expected life of options	10 years	10 years

Trillium Therapeutics Inc.
[A development stage company]

NOTES TO FINANCIAL STATEMENTS

June 30, 2012

10. CONTRIBUTED SURPLUS

Continuity of contributed surplus

Amount
$

Balance at July 1, 2010	9,851,922
Equity portion of convertible debentures issued [note 6]	1,333,921
Balance at June 30, 2011	11,185,843
Equity portion of convertible debentures issued [note 6]	699,922
Balance at June 30, 2012	11,885,765

11. INCOME TAXES

Income tax recoveries attributable to losses from operations differ from the amounts computed by applying the combined Canadian federal and provincial income tax rates to pre-tax losses from operations primarily as a result of the provision of a valuation allowance on net future income tax benefits.

Significant components of future tax assets are as follows:

	June 30,	June 30,	July 1,
	2012	2011	2010
	$	$	$

Future tax assets
Non-capital losses carried forward	6,898,398	5,641,887	4,809,126
Research and development expenditures	2,752,162	2,330,572	2,012,133
Investment tax credits	485,532	364,020	296,811
Carrying value of property and equipment and technology rights in excess of accounting basis	1,000,626	861,135	769,062
Ontario harmonization tax credit	501,594	501,594	561,786
Convertible debenture interest not deducted for tax	986,358	553,591	298,842
Debt issuance costs	17,395	25,058	21,937
License fees deductible for tax purposes [previously taxed]	1,107	5,538	87,535
Total future tax assets	12,643,172	10,283,395	8,857,232
Valuation allowance	(12,643,172)	(10,283,395)	(8,857,232)
Net future tax assets	—	—	—

Trillium Therapeutics Inc.
[A development stage company]

NOTES TO FINANCIAL STATEMENTS

June 30, 2012

The Company has available $10,385,000 of federal research and development expenditures for income tax purposes, which may be carried forward indefinitely to reduce future years' taxable income, and $10,235,000 of federal non-capital losses available to reduce future years' taxable income that expire from 2027 to 2032.

The Company also has accumulated unclaimed scientific research and experimental development investment tax credits which can be used to offset future years' taxable income. The investment tax credits expire as follows:

$

2020	32,911
2021	223
2022	7,893
2023	8,819
2024	43,049
2025	81,560
2026	62,285
2027	107,947
2028	52,234
2029	17,460
2030	5,053
2031	1,147
2032	2,248
422,829

Trillium Therapeutics Inc.
[A development stage company]

NOTES TO FINANCIAL STATEMENTS

June 30, 2012

12. STATEMENTS OF CASH FLOWS

The net change in non-cash working capital balances related to operations consists of the following:

	2012	2011
	$	$

Decrease (increase) in current assets
Accounts receivable	(87,265)	(610)
Prepaid expenses	(24,183)	5,378
Tax credits receivable	(40,000)	(305,000)
Contract research deposits	50,094	(32,735)
	(101,354)	(332,967)

Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	(224,042)	187,419
Deferred revenue	(11,359)	(254,848)
	(235,401)	(67,429)
	(336,755)	(400,396)

13. COMMITMENTS AND CONTINGENCIES

[a]

The Company enters into research, development and license agreements with various parties in the ordinary course of business whereby the Company receives research services and rights to proprietary technologies [note 4]. The agreements require compensation to be paid by the Company, typically by a combination of the following methods:

	[i]	Fees comprising amounts due initially upon entering into the agreements as well as additional amounts due either on specified timelines or defined services to be provided.

	[ii]	Milestone payments that are dependent on products developed under the agreements proceeding towards specified plans of clinical trials and commercial development.

	[iii]	Royalty payments calculated as a percentage of net sales commencing upon commercial sales of any product candidates developed from the technologies.

During the year ended June 30, 2012, the Company made sublicense payments under the above agreements in the amount of $127,512 [2011 - $83,114].

Trillium Therapeutics Inc.
[A development stage company]

NOTES TO FINANCIAL STATEMENTS

June 30, 2012

As at June 30, 2012, the Company has commitments under agreements to fund research, pre-clinical studies and manufacturing in the amount of $497,211 over the next year [2011 - $1,105,601]. During the year ended June 30, 2012, the Company incurred $250,000 [2011 - $400,000] in expenses to shareholders for research and scientific advisory services and license fees which were recorded at the agreed-upon exchange amount.

Milestone and royalty-related amounts that may become due under various agreements are dependent on, among other factors, pre-clinical safety and efficacy, clinical trials, regulatory approvals and ultimately the successful development of a new drug, the outcome and timing of which are uncertain. Amounts due per the various agreements for milestone payments will be accrued once the occurrence of a milestone is likely. Amounts due as royalty payments will be accrued as commercial revenues from the product are earned.

[b]	The Company's future minimum annual commitments under operating leases for premises and equipment are as follows:

$
2013	69,416

[c]

The Company enters into license agreements with third parties that include indemnification provisions in the ordinary course of business that are customary in the industry. Those guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of third-party claims or damages arising from these transactions. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions is unlimited. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount that it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying financial statements with respect to these indemnification obligations.

14. FINANCIAL INSTRUMENTS

Financial instruments of the Company consist of cash and cash equivalents, marketable securities, accounts receivable, accounts payable and accrued liabilities, and loan payable. As at June 30, 2012, there was no significant difference between the carrying values of the cash and cash equivalents, marketable securities, accounts receivable, and accounts payable and accrued liabilities and their estimated fair values due to their short-term nature. The fair value of the loan payable approximates its carrying value as it is non-interest bearing, consistent with loans of this nature. The Company manages its cash and cash equivalents and marketable securities in

Trillium Therapeutics Inc.
[A development stage company]

NOTES TO FINANCIAL STATEMENTS

June 30, 2012

accordance with an investment policy that establishes guidelines for investment eligibility, credit quality, liquidity and foreign currency exposure.

[a]	Credit risk

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents and marketable securities. The Company manages its exposure to credit risk by placing its cash with major financial institutions and investing in high-quality government and corporate issuers with low credit risk. Cash and cash equivalents held by the Company are not subject to any external restrictions.

[b]	Liquidity risk

The Company's exposure to liquidity risk is dependent on purchasing obligations and the raising of funds to meet commitments and sustain operations. The Company is a development stage company and is reliant on external fundraising to support its operations [note 1]. Once funds have been raised, the Company manages its liquidity risk by investing in highly liquid corporate and government bonds with staggered or short-term maturities to provide regular cash flow for current operations. It also manages liquidity risk by monitoring actual and projected cash flows. The Board of Directors reviews and approves the Company's operating and capital budgets, as well as any material transactions not in the ordinary course of business. The majority of the Company's accounts payable and accrued liabilities have maturities of less than three months.

[c]	Market risk

Interest rate risk arises due to the Company's marketable securities bearing fixed interest rates, and foreign exchange risk arises on its holdings of U.S. dollar denominated cash and cash equivalents. The Company manages its interest rate risk by holding its investments to maturity, where possible. The Company manages its exposure to currency fluctuations by holding cash and cash equivalents denominated in U.S. dollars in amounts not exceeding current U.S. dollar financial liabilities and U.S. dollar planned expenditures. As at June 30, 2012, the Company held U.S. dollar cash and cash equivalents in the amount of $38,303.

15. SUBSEQUENT EVENT

Subsequent to June 30, 2012, the debenture holders unanimously extended the maturity date of all outstanding convertible debentures to August 31, 2013 [note 1].

Trillium Therapeutics Inc.
[A development stage company]

NOTES TO FINANCIAL STATEMENTS

June 30, 2012

16. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The financial statements have been prepared in accordance with Canadian GAAP, which differ in certain respects from those principles that the Company would have followed if its financial statements had been prepared in accordance with generally accepted accounting principles in the United States (US GAAP).

A reconciliation of net earnings from Canadian GAAP to conform with US GAAP is as follows:

		June 30,	June 30,
	Note	2012	2011
		$	$

Net loss for the year based on Canadian GAAP		(8,464,683)	(7,320,872)
Acquired research and development	B	87,500	162,311
Preference shares – accrued dividends	C	2,016,865	1,862,177
Convertible debentures – accreted interest expense	D	1,629,817	1,311,257
Convertible debentures – issue costs	D	(30,494)	(21,062)

Net loss and comprehensive loss for the year based on US GAAP		(4,760,995)	(4,006,189)

A reconciliation of shareholders’ deficiency from Canadian GAAP to conform with US GAAP is as follows:

		June 30,	June 30,	July 1,
	Note	2012	2011	2010
		$	$	$

Shareholders’ deficiency based on Canadian GAAP		(42,749,984)	(34,999,340)	(29,039,803)
Acquired research and development	B	-	87,500	249,811
Preference shares – accreted interest	C	7,610,125	7,610,125	7,610,125
Preference shares – equity component	C	(7,610,125)	(7,610,125)	(7,610,125)
Convertible debentures – accreted interest	D	4,190,543	2,560,727	1,249,470
Convertible debentures – equity component	D	(4,275,640)	(3,575,719)	(2,241,797)
Convertible debentures – issue costs	D	20,178	48,437	46,374

Shareholders’ deficiency based on US GAAP		(42,814,903)	(35,878,395)	(29,735,945)

Trillium Therapeutics Inc.
[A development stage company]

NOTES TO FINANCIAL STATEMENTS

June 30, 2012

16. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Reconciling items

A) Government assistance – investment tax credits

Under Canadian GAAP, the Company records its investment tax credits arising from research and development activities on a net basis against costs to which they relate. Under US GAAP, the Company recognizes its investment tax credits as a reduction of tax expense. Accordingly, to reconcile to US GAAP, research and development costs would increase and income tax recovery would increase for the years ended June 30, 2012 and 2011 by $1,362,147 and $1,371,702, respectively. Since both adjustments are on the statement of operations and deficit, there is no impact on net loss.

B) Acquired research and development

Under Canadian GAAP, the technology rights of $0, $87,500 and $249,811 as at June 30, 2012, June 30, 2011 and July 1, 2010, respectively, are acquired research and development assets that have been capitalized on the balance sheet and are being amortized over their estimated useful lives. Under US GAAP, research and development assets acquired without alternative uses are expensed at the time of acquisition, and the amount of technology rights would be nil as at June 30, 2012, June 30, 2011 and July 1, 2010.

As a result of immediately expensing the acquired research and development under US GAAP, the amortization reflected in the statement of operations and deficit for the years ended June 30, 2012 and 2011 would be lower by $87,500 and $162,311, respectively.

Trillium Therapeutics Inc.
[A development stage company]

NOTES TO FINANCIAL STATEMENTS

June 30, 2012

16. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

C) Preference shares

Under Canadian GAAP, the preference shares are initially bifurcated into debt and equity components. Interest is accreted on the debt component up to the original subscription amount of the shares and both accrued cumulative dividends and Part IV.1 tax are recognized as interest expense and included in interest payable. Since the shares have reached their redemption date, they are recorded at their original subscription amount in the financial statements. Under US GAAP, the preference shares are classified as temporary equity and adjusted to their maximum redemption amount each balance sheet date once they become redeemable. Accrued cumulative dividends are recorded as a charge to equity and included in temporary equity. Part VI.1 tax is recognized as income tax expense and included in taxes payable. Accordingly, to reconcile to US GAAP, (a) the $13,500,000 recorded as a non-current liability under Canadian GAAP as at June 30, 2012, June 30, 2011 and July 1, 2010 (which is currently equal to the shares’ maximum redemption amount) is reclassified to temporary equity, (b) $7,610,125 set up in contributed surplus on the original bifurcation under Canadian GAAP as at June 30, 2012, June 30, 2011 and July 1, 2010 is deducted from shareholders’ deficiency and $7,610,125 of cumulative accreted interest included in the deficit as at June 30, 2012, June 30, 2011 and July 1, 2010 is added back to shareholders’ deficiency, (c) the $13,663,608, $11,646,743, and $9,784,566 of accrued cumulative dividends classified as interest payable under Canadian GAAP is reclassified to temporary equity under US GAAP as at June 30, 2012, June 30, 2011 and July 1, 2010, respectively, and the $2,016,865 and $1,862,177 of accrued cumulative dividends recognized as interest expense for the years ended June 30, 2012 and 2011, respectively, is added back to net loss, and (d) the $5,265,443, $4,458,697, and $3,713,826 of Part VI.1 tax liability classified as interest payable under Canadian GAAP as at June 30, 2012, June 30, 2011 and July 1, 2010, respectively, is reclassified to taxes payable and the $806,746 and $744,871 of Part VI.1 tax recognized as interest expense for the years ended June 30, 2012 and 2011, respectively, is reclassified to income tax expense.

Preference share subscribers also received warrants exercisable into preference shares. Under Canadian GAAP, the Company did not account for the warrants in the financial statements as it was determined that the fair value of the warrants at the time of issuance is nominal. Under US GAAP, the warrants are classified as a liability and carried at the fair value both initially and on an on-going basis. Consistent with Canadian GAAP, the Company determined the initial fair value of the warrants to be nominal. The Company also determined the fair value of the warrants has remained nominal since the time of issuance resulting in no measurement difference between Canadian and US GAAP.

Trillium Therapeutics Inc.
[A development stage company]

NOTES TO FINANCIAL STATEMENTS

June 30, 2012

16. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

D) Convertible debentures

Under Canadian GAAP, the convertible debentures are initially bifurcated into debt and equity components and interest is accreted on the debt component up to its face amount of the shares. Under US GAAP, the convertible debenture is classified as debt and carried at amortized cost. Accordingly, to reconcile to US GAAP, accreted interest expense recorded of $4,190,543, $2,560,727 and $1,249,470 as at June 30, 2012, June 30, 2011, and July 1, 2010, respectively, must be added back to shareholders’ deficiency and the amount set up in equity on the original bifurcation of the convertible debt under Canadian GAAP needs to be deducted from shareholders’ deficiency and added to the convertible debt liability in the amounts of $4,275,640, $3,575,719 and $2,241,797 as at June 30, 2012, June 30, 2011, and July 1, 2010, respectively.

Similarly, accreted interest expense recorded under Canadian GAAP would need to be added back to the net loss under US GAAP in the amounts of $1,629,817 and $1,311,257 for the years ended June 30, 2012 and 2011, respectively.

There is also a balance sheet classification difference related to the costs incurred to issue the convertible debt. Under Canadian GAAP the costs were allocated to the debt and equity components on initial bifurcation and only the portion allocated to the debt component was subsequently amortized, whereas US GAAP requires all of the costs to be set up as a separate asset and amortized. Accordingly, the issue costs allocated to equity under Canadian GAAP are amortized under US GAAP, resulting in a decrease in net income of $30,494 and $21,062 for the years ended June 30, 2012 and 2011, respectively. Additionally, the total balance of unamortized issue costs is reclassified to deferred financing costs, including the unamortized portion of the issue costs allocated to equity under Canadian GAAP in the amounts of $20,178, $48,437 and $46,374 as at June 30, 2012, June 30, 2011 and July 1, 2010, respectively.

Convertible debt subscribers also received warrants exercisable into preference shares. Under Canadian GAAP, the Company did not account for the warrants in the financial statements as it was determined that the fair value of the warrants at the time of issuance is nominal. Under US GAAP, the warrants are classified as a liability and carried at fair value, both initially and on an on-going basis. Consistent with Canadian GAAP, the Company determined the initial fair value of the warrants to be nominal. The Company also determined that the fair value of the warrants has remained nominal since the time of issuance, resulting in no measurement difference between Canadian and US GAAP

Cash flow

In addition to the differences between Canadian and US GAAP related to the recognition and measurement of transactions by the Company, there are differences in the manner in which items are classified in the statement of cash flows. These classification differences have no impact on cash used in operating, investing and financing activities.

Pro forma Consolidated Statement of Loss and Comprehensive Loss

The following table sets forth Trillium Therapeutics Inc.’s (or “Trillium”, formerly Stem Cell Therapeutics Corp.) unaudited pro forma consolidated statement of loss and comprehensive loss for the year ended December 31, 2013 after giving effect to the acquisition of the private company Trillium Therapeutics Inc. (“Trillium Privateco”) as if it had occurred on January 1, 2013 rather than on April 9, 2013.

The unaudited pro forma consolidated statement of loss and comprehensive loss for the year ended December 31, 2013 is not necessarily indicative of the results of operations that would have occurred in the year ended December 31, 2013, had the acquisition been effective on the assumed date, or of the results of operations expected in 2014 and future years.

The unaudited pro forma consolidated statement of loss and comprehensive loss for the year ended December 31, 2013 has been derived from and should be read in conjunction with:

•	the description of the acquisition of Trillium Privateco contained under the heading “Item 4.A History and Development of the Company” of this registration statement;

•	Trillium’s audited annual consolidated financial statements for the year ended December 31, 2013 and 2012 (in the name of Stem Cell Therapeutics Corp.), which are included in this registration statement;

•	pro forma adjustments giving effect to the acquisition and the related assumptions as described in the notes to the pro forma consolidated statement of loss and comprehensive loss below.

The unaudited pro forma consolidated statement of loss and comprehensive loss has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) as described in the audited consolidated financial statements of Trillium for the year ended December 31, 2013 and 2012.

The financial statements of Trillium Privateco were prepared in accordance with Part II of the CICA Handbook - Accounting Standards for Private Enterprises (“ASPE”). These accounting policies were reviewed by management for conformity with IFRS. It was determined that there were measurement differences with respect to share-based compensation, however, as the Trillium Privateco stock options were cancelled at the time of the acquisition, there was no impact on conversion to IFRS on a consolidated basis.

The accounting policies used in the preparation of the unaudited pro forma consolidated statement of loss and comprehensive loss are those set out in the Trillium audited consolidated financial statements as at and for the year ended December 31, 2013.

Unaudited Pro Forma Consolidated Statement of Loss and Comprehensive Loss
For the year ended December 31, 2013
All amounts are expressed in Canadian dollars unless otherwise indicated.

		Trillium
	Trillium	Privateco			Pro forma
	Consolidated	Period from			Consolidated
	Year ended	January 1, 2013			Year ended
	December 31,	To April 9,	Pro forma		December
	2013	2013	Adjustments	Note	31, 2013
	$	$	$		$
EXPENSES
Research and development	3,336,706	810,422	88,907	i,ii,iii	4,236,035
General and administrative	962,200	212,032	(68,835)	iii,iv	1,105,397
Operating expenses	4,298,906	1,022,454	20,072		5,341,432
Finance income	(54,028)	(5,895)	-		(59,923)
Finance costs	44,430	972,035	(970,442)	v	46,023
Net finance (income) costs	(9,598)	966,140	(970,442)		(13,900)
Net loss and comprehensive loss	4,289,308	1,988,594	(950,370)		5,327,532
Basic and diluted loss per common share	(3.16)				(3.77)

The unaudited pro forma consolidated statement of loss and comprehensive loss reflects the following adjustments as if the acquisition had occurred on January 1, 2013:

(i)

On applying the acquisition method of accounting, the purchase consideration of $2,850,836 exceeded the net tangible assets acquired of Trillium Privateco in the amount of $1,018,037 which was attributed to the licensed patent rights. Amortization has been recognized on a straight-line basis over the estimated useful lives of the intangible assets estimated at three years. For the pro forma consolidated statement of loss and comprehensive loss an additional 99 days of amortization have been reflected in research and development expenses for the period January 1, 2013 to April 9, 2013 in the amount of $92,042;

(ii)

A reduction in the net book value of Trillium Privateco property and equipment to the estimated fair value of the assets of $91,000 at January 1, 2013 results in lower depreciation expense on Trillium Privateco assets of $2,844 and is reflected in research and development expenses;

(iii)

On acquisition all previously issued stock options of Trillium Privateco were cancelled and accordingly the share-based compensation expenses recorded are deducted in the amount of $291 from research and development expenses and $1,585 from general and administrative expenses;

(iv)

Legal costs in the amount of $67,250 related to the acquisition recorded in the Trillium Privateco statement of operations for the period from January 1, 2013 to April 9, 2013 were deducted from general and administrative expenses;

(v)

On the elimination of the equity and debt securities of Trillium Privateco on consolidation, the interest on convertible debt and accrued dividends on the preference shares are eliminated for the period from January 1, 2013 to April 9, 2013 in the aggregate amount of $970,442;

(vi)

Pro forma loss per share has been calculated using the weighted average number of shares that would have been outstanding for the year ended December 31, 2013, after giving effect to the acquisition as if it had occurred on January 1, 2013. The pro forma weighted average number of common shares outstanding is 1,411,336. The pro forma loss per share and weighted average number of common shares incorporate the impact of the reverse split in November 2014.

EXHIBIT INDEX

Exhibit
Number	Description

1.1	Articles of Incorporation dated March 31, 2004*

1.2	Articles of Amendment dated October 19, 2004*

1.3	Articles of Amendment dated February 6, 2013*

1.4	Articles of Continuance dated November 7, 2013*

1.5	Articles of Amendment dated December 12, 2013*

1.6	Articles of Amalgamation dated June 1, 2014*

1.7	By-law No.1 of Trillium Therapeutics Inc. amended and restated as of May 27, 2014*

1.8	Articles of Amendment dated November 14, 2014

2.1	Rights Agreement between Trillium Therapeutics Inc. and Computershare Investor Services Inc. dated September 16, 2013 and amended on June 3, 2014 including the form of rights certificate*

4.1	Amended and restated License Agreement between Trillium Privateco, the University Health Network and The Hospital for Sick Children effective February 1, 2010 and amended June 1, 2012*

4.2	Debenture Purchase Agreement and Merger Agreement among Stem Cell Therapeutics Corp., Trillium Privateco, 2364556 Ontario Limited, and the Trillium Privateco debenture holders dated March 25, 2013*

4.3	GPEx®-Derived Cell Line Sale Agreement between Trillium Therapeutics Inc. and Catalent Pharma Solutions, LLC dated August 12, 2014 for TTI-621**

4.4	GPEx -Derived Cell Line Sale Agreement between Trillium Therapeutics Inc. and Catalent Pharma Solutions, LLC dated August 12, 2014 for TTI-622**

4.5	2014 Stock Option Plan*

4.6	2014 Deferred Share Unit Plan*

4.7	Warrant Indenture between Stem Cell Therapeutics Corp. and Computershare Trust Company of Canada dated March 15, 2013*

4.8	Warrant Indenture between Stem Cell Therapeutics Corp. and Computershare Trust Company of Canada dated April 8, 2013*

4.9	Warrant Indenture between Stem Cell Therapeutics Corp. and Computershare Trust Company of Canada dated December 13, 2013*

4.10	Agency Agreement among Stem Cell Therapeutics Corp. and Bloom Burton & Co. Inc. and Roth Capital Partners, LLC dated December 13, 2013*

15.1	Consent of Ernst & Young LLP

15.2	Consent of Ernst & Young LLP

* Previously filed.

** Portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request.